

Alaska Air Group

2010 ANNUAL REPORT

HIGHEST IN CUSTOMER SATISFACTION • **BEST ON-TIME PERFORMANCE**
TOP PERFORMING AIRLINE • AIRLINE TECHNOLOGY LEADERSHIP AWARD
BEST LOYALTY CREDIT CARD • **MAINTENANCE TRAINING EXCELLENCE**

Alaska Air Group

April 4, 2011

Branch Chief
Securities & Exchange Commission
Branch 3, Division of Corporate Financing
450 5th Street NW
Judiciary Plaza
Washington DC 20549



SEC MAIL PROCESSING
RECEIVED
APR 13 2011
WASH, D.C.
211
SECTION

Gentlemen:

In accordance with regulations of the Securities Exchange Act of 1934, enclosed are six copies of Alaska Air Group's combined 2010 Annual Report and 2011 Proxy Statement. Also included are six copies of the proxy card and six copies of the notice.

The mailing to stockholders commenced today, April 4, 2011.

Sincerely,

Jeanne E. Gammon
Manager, Stock Plan Administration
(206) 392-5719







For the *third year* in a row,
Alaska Airlines was ranked

"Highest in Customer Satisfaction Among Traditional Network Carriers" by J.D. Power and Associates



We ranked high in six of the study's seven measures, including flight crew, aircraft, boarding/deplaning/baggage service, check-in, costs and fees, and reservations.

A representative of J.D. Power cited Alaska's baggage service guarantee as a factor in its favorable showing, saying that customers know they're receiving something of value in return for the fee they pay to check their luggage.


20
MINUTES OR LESS

"HIGHEST IN CUSTOMER SATISFACTION AMONG TRADITIONAL CARRIERS IN NORTH AMERICA, THREE YEARS IN A ROW"



In 2010 Alaska Airlines was named

"Top-Performing Airline of the Year"

by Aviation Week Magazine

The magazine highlighted our smaller size and independence as one of our biggest assets.


Adjusted pre-tax margin - 2010
15%
10%
5%
0%
-5%
Alaska Air Group
Southwest
United
Delta
jetBlue
US Airways
American


Adjusted pre-tax margin - 2009
10%
5%
0%
-5%
-10%
Alaska Air Group
jetBlue
Southwest
Continental
Delta
US Airways
United
American

The magazine also cited our recent financial performance, which is among the best in the industry.


Departures
City Airline Flight Time Gate Remark
London-Heathrow United 958 8:16A N16 On-Time
Los Angeles Alaska 458 9:00A D2 On-Time
Los Angeles Alaska 460 10:00A C18 On-Time
Los Angeles Virgin America 1700 10:30A A6 On-Time
Los Angeles Alaska 462 11:00A C16 On-Time
Maui Kahului Hawaiian 29 10:35A B7 On-Time
Milwaukee AirTran 688 11:40A S5 On-Time
Minneapolis Alaska 5011 9:00A S7 On-Time
Minneapolis Sun Country 282 9:25A A13 On-Time
Minneapolis Continental 6392 11:00A S7 On-Time
Missoula Horizon Air 2348 10:40A C2L On-Time
New Orleans Southwest 467 8:50A B6 On-Time
New York - JFK JetBlue 176 9:00A A10 On-Time
Newark Alaska 8 8:55A N10 On-Time
Newark Continental 1680 11:28A B9 On-Time
Oakland Southwest 731 8:50A B10 On-Time
Oakland Alaska 342 9:30A C9 On-Time
Oakland Southwest 1049 10:50A B8 On-Time
Oakland Alaska 344 11:30A C20 On-Time
Ontario Alaska 532 11:20A D6 On-Time
Orange County Alaska 504 8:30A C20 On-Time
Orange County Southwest 731 8:50A B10 On-Time
Orange County Alaska 506 10:30A D4 On-Time
Orlando Southwest 817 8:20A B14 Boarding

Alaska Airlines was awarded the

"On-Time Performance Service Award"

among major North American airlines

by FlightStats.com

for our 2010 on-time performance.

A few years ago, we knew we had to fix our operation and we set out to do just that. We're proud of the results and we know our customers are too.


100%
90%
80%
70%
60%
50%
20th
12th
12th
7th
2nd
1st
2005
2006
2007
2008
2009
2010

Flights arriving within 15 minutes of scheduled arrival

Rankings in 2008-2010 are among the 10 largest domestic airlines


Baggage Check

In January 2011, ***Air Transport World*** named Alaska Airlines the winner of the

"2011 Airline Technology Leadership Award,"

citing our pioneering of RNP (Required Navigation Performance) technology in the 1990s, our "Airport of the Future," and the "Greener Skies Over Seattle" project, among other notable accomplishments.


Traditional Step-down
Approach
Airport


Optimized Profile
Descent
low power
Airport


Alaska Airlines
Bank of America
VISA SIGNATURE
4706 1234 5678 9012
01/03 01/06 V
CHRIS BAKER
12345
VISA

Our Mileage Plan program was recognized as having the

"Best Loyalty Credit Card"

in North America at the Frequent Traveler Awards in 2010.

The Mileage Plan program is no stranger to awards – it won the Freddie Award for

"Program of the Year"

five times in seven years.


Alaska Airlines
MVP
Alaska Airlines
MVP GOLD
Charles J Compher
58938774







Alaska Airlines received a ninth and Horizon Air received an eleventh consecutive

***Diamond Award** for*

maintenance training excellence

through the Federal Aviation Administration's William O'Brien Maintenance Technician Awards Program.





These awards underscore our commitment to our core values of safety and compliance and reflect the daily investment we make in the training and technical excellence of our technicians.

To Our Shareholders

A LOOK BACK

As we look back on our record-setting year, I want to spend some time to reflect on the changes we've made over the past decade that made our performance in 2010 a reality. But first, let's take a look at some of our achievements from last year.

- Alaska Air Group reported record earnings in 2010, resulting in a record 11.1 percent pretax profit margin, which is among the best in the industry. This year's results also represent our seventh consecutive year of profitability and we exceeded our 10 percent Return on Invested Capital goal, reporting 10.7 percent for 2010.



Alaska Air Group Net Profit
Generally Accepted Accounting Principles (GAAP)
Adjusted for unusual items
($ in millions)
300
150
0
(150)
(67.5)
(67.2)*
13.5
(30.8)
(15.3)
5.2
84.5*
55.0
(54.5)
135.8
124.3
91.6
(135.9)
4.4
121.6
88.7
251.1
262.6
2002
2003
2004
2005
2006
2007
2008
2009
2010

* $(118.6) mil. and $(5.9) mil. after accounting changes in 2002 and 2005, respectively. See reconciliation of GAAP to adjusted amounts on pages 28 and 40 of Alaska Air Group's 2010 Annual Report on Form 10-K.

- Both Alaska and Horizon reported record passenger load factors. As a result of our ability to quickly shift capacity to markets where our customers want to fly, our airplanes were fuller than they ever have been.



Load Factor
Alaska Airlines
Horizon Air
Percent of seats filled
90
80
70
60
50
40
30
20
10
0
68.1
62.4
70.0
63.9
72.9
69.3
75.9
72.8
76.6
74.1
76.2
73.4
77.3
72.9
79.3
73.1
83.3
75.7
2002
2003
2004
2005
2006
2007
2008
2009
2010

- Alaska reported record on-time performance, with 87.6 percent of flights arriving on time during 2010 – the highest among the ten largest domestic carriers.

- We also reported record revenues of $3.8 billion, record free cash flow of nearly $350 million, and the lowest debt leverage we've had since 1999.

At the heart of these results are the 12,000 hardworking Alaska and Horizon employees who truly care about our company and provide outstanding service to our customers. Working together, we produced these great results and I am grateful to all of our people for their tremendous efforts.

Our accomplishments have been noticed by others outside our company as well:

- 2010 marked the third year in a row that Alaska was ranked "Highest in Customer Satisfaction Among Traditional Network Carriers" by J.D. Power and Associates.


"HIGHEST IN CUSTOMER SATISFACTION
AMONG TRADITIONAL CARRIERS IN NORTH
AMERICA, THREE YEARS IN A ROW"

- Alaska was named the "Top-Performing Airline of the Year" by Aviation Week magazine in 2010, outranking global airline customer-service stalwarts such as Singapore Airlines and Cathay Pacific. The magazine highlighted our smaller size and independence as one of our biggest assets.

- Alaska was awarded the "On-Time Performance Service Award" among major North American airlines by FlightStats.com for our 2010 on-time performance.

- In January 2011, Air Transport World named Alaska the winner of the "2011 Airline Technology Leadership Award," citing our pioneering of RNP (Required Navigation Performance), our "Airport of the Future," and our Greener Skies Over Seattle project, among other notable accomplishments.

- Our Mileage Plan program was recognized as having the "Best Loyalty Credit Card" in North America at the Frequent Traveler Awards in 2010.

The success in 2010 reflects the efforts of the past decade as much as the last twelve months.

In 2003, we embarked on a transformation plan that we called the "2010 Plan." In that plan, we envisioned a virtuous cycle that starts with engaged employees who deliver excellent customer service leading ultimately to sustained financial success. That success, in turn, allows us to grow our business. In that plan we set forth a number of ambitious objectives to define a great company, not just a great airline. Let me share some of those objectives with you.

- First – safety. We aim to be consistently recognized as having best-in-class safety practices. In that vein, Alaska and Horizon received their ninth and eleventh consecutive Diamond Awards, respectively, from the FAA in 2010 for maintenance training excellence and both companies have developed robust vendor oversight programs.

- Second – network. We've restructured our network to be more balanced seasonally and less affected by demand fluctuations in any one region. Our service to the Hawaiian Islands that we began 3½ years ago now represents about 15 percent of our network.


New Alaska Routes 2007 – 2011
Anchorage
Bellingham
Seattle
Minneapolis/
St. Paul
Portland
Boston
Las
Vegas
Chicago
St. Louis
Sacramento
Oakland
San Jose
San Francisco
Atlanta
Lihue
Los Angeles
Long Beach
San Diego
Austin
Houston
Honolulu
Maui
Kona
Puerto Vallarta
Cabo
Guadalajara

- Third – market-based compensation. Generous incentive plans enhance market-based compensation and align all employees around common financial and operational goals. Our employees earned an additional $92 million from these incentive plans in 2010 – which equates to more than one month's pay for every employee.

- Fourth – fleet. In 2008, we achieved our goal of a single fleet of efficient Boeing 737 aircraft at Alaska. And this year, Horizon will complete its transition to a single fleet of all Q400 aircraft in June.

- Fifth – growth. Air Group's capacity has grown by 18 percent since 2003 in contrast to overall domestic capacity, which has remained flat – and most importantly, our growth has been profitable. With the new fleet order of Boeing 737-900ER aircraft announced in January 2011, we will have the option to grow at a rate of 3 percent to 6 percent annually for many years, assuming economic conditions and fuel prices support that level of growth.


Cumulative Capacity Growth Since 2003
Domestic Industry
Alaska Air Group
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
2003 2004 2005 2006 2007 2008 2009 2010

- And finally – costs. Alaska's non-fuel unit costs have declined from 8.73 cents in 2001 to 7.85 cents in 2010. In fact, we reduced unit costs more than any other major domestic airline in 2010. However, we know we're not done. Customers want low fares, and to have low fares, we must have low costs.



Alaska Airlines Mainline Unit Costs*
9.00¢
8.50¢
8.00¢
7.50¢
7.00¢
8.73¢
8.52¢
8.34¢
7.92¢
7.90¢
7.76¢
7.50¢
7.49¢
8.26¢
7.85¢
7.60¢
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011 Guidance

* Represents costs per available seat mile, excluding fuel and special items.

A LOOK AHEAD

In 2011, we will make two major changes at Horizon. First, our transition to an all-Q400 fleet is becoming a reality as we are scheduled to be out of the remaining 13 CRJ-700 aircraft by June of this year. And second, effective January 1, we moved to an industry-standard capacity purchase model where Alaska purchases all of Horizon's capacity. We will phase out the Horizon external brand and put the Eskimo on the tail. This was a difficult decision because we recognize the strength of the Horizon brand in our home region – the Pacific Northwest – and our employees' pride in the 30-year-old brand. We believe that putting our resources behind a single brand will ultimately strengthen the Alaska brand, eliminate duplicate marketing efforts, increase efficiency and enhance our profitability.





Air Group Ancillary Revenue per Passenger
$14
$12
$10
$8
$6
$4
$2
$0
$3.60
$4.34
$4.60
$5.76
$8.76
$11.55
2005
2006
2007
2008
2009
2010

In 2011, we will keep our focus on increasing revenues. In addition to tailoring capacity to match demand and optimizing our fare levels, we will continue to enhance our ancillary offerings, such as hotel and car bookings. Just last week, we rolled out a redesigned alaskaair.com Web site that will make booking your entire trip easier. And speaking of ancillary revenues, we've shown great improvement over the past several years in that area going from $3.60 per passenger in 2005 to $11.55 per passenger in 2010.

***

Many of the changes we made were difficult and required a lot of hard work. Because we made these difficult changes by working together with our people, we have an advantage over airlines that used bankruptcy to solve their problems and we're better prepared for whatever challenges the future may hold. The result is a solid foundation that has fundamentally improved the economics of our business while balancing the interests of all of our stakeholders by providing:

- Award-winning service and low fares for our customers;
- Secure careers for our employees who share in the company's success through generous incentive plans; and
- Sustained profitability and long-term returns for you, our shareholders.

We look forward to a prosperous future as we work together to build a great company that's known for taking care of its people, its customers, and its owners.

We believe that our future is as bright as it's ever been.

Sincerely,



William S. Ayer
Chairman, President and Chief Executive Officer
Alaska Air Group
April 4, 2011

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Notice of Annual Meeting of Shareholders and Proxy Statement

Alaska Air Group, Inc.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

P.O. Box 68947
Seattle, Washington 98168

To our Stockholders:

The Annual Meeting of Stockholders of Alaska Air Group, Inc. (the "Annual Meeting") will be held at the Museum of Flight in Seattle, Washington at 2 p.m. on Tuesday, May 17, 2011, for the following purposes:

1. To elect to the Board of Directors the ten nominees named in this proxy statement, each for a one-year term;
2. To ratify the appointment of KPMG LLP as the Company's independent registered public accountants (the "independent accounts") for fiscal year 2011;
3. To seek an advisory vote in regard to the compensation of the Company's named executive officers;
4. To seek an advisory vote in regard to the frequency of future advisory votes on named executive officer compensation;
5. To seek an advisory vote on stockholders' right to act by written consent;
6. To approve an amendment of the Company's 2008 Performance Incentive Plan; and
7. To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

Stockholders owning Company common stock at the close of business on March 18, 2011 are entitled to receive this notice and to vote at the meeting. All stockholders are requested to be present in person or by proxy. Whether or not you attend the meeting in person, we encourage you to vote by internet or telephone or complete, sign and return your proxy prior to the meeting.

Every shareholder vote is important. To ensure your vote is counted at the Annual Meeting, please vote as promptly as possible.

By Order of the Board of Directors,



Keith Loveless
Corporate Secretary and General Counsel

April 4, 2011

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 17, 2011.

Stockholders may access, view and download the 2011 proxy statement and 2010 Annual Report over the internet at www.edocumentview.com/alk

ALASKA AIR GROUP, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

TABLE OF CONTENTS

ANNUAL MEETING INFORMATION

The Board of Directors of Alaska Air Group, Inc. ("AAG" or the "Company") is soliciting proxies for the 2011 Annual Meeting of Stockholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

The Board set March 18, 2011 as the record date for the meeting. Stockholders who owned Company common stock on that date are entitled to vote at the meeting, with each share entitled to one vote. There were 36,031,033 shares of Company common stock outstanding on the record date.

Annual Meeting materials, which include this proxy statement, a proxy card or voting instruction form, and our 2010 Annual Report, were delivered to our stockholders on or about April 4, 2011. Certain stockholders were mailed a Notice of Internet Availability of Proxy Materials on the same date. The Company's Form 10-K for the year ended December 31, 2010 is included in the 2010 Annual Report. It was filed with the Securities and Exchange Commission ("SEC") on February 23, 2011.

Internet Availability of Annual Meeting Materials

Under SEC rules, Alaska Air Group has elected to make our proxy materials available over the internet rather than mail hard copies to stockholders of record and to a segment of employee participants in the Company's 401(k) Plans. On or about April 4, 2011, we mailed to these stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") directing them to a website where they can access our 2011 proxy statement and 2010 annual report to stockholders, and to view instructions on how to vote via the internet or by telephone. If you received the Notice and would like to receive a paper copy of the proxy materials, please follow the instructions printed on the Notice and the material will be mailed to you.

All stockholders may access, view and download this proxy statement and our 2010 Annual Report over the internet at www.edocumentview.com/alk. Information on the website does not constitute part of this proxy statement.

QUESTIONS AND ANSWERS

Why am I receiving this annual meeting information and proxy?

You are receiving this annual meeting information and proxy from us because you owned shares of common stock in Alaska Air Group as of the record date for the Annual Meeting. This proxy statement describes issues on which you may vote and provides you with other important information so that you can make informed decisions.

You may own shares of Alaska Air Group common stock in several different ways. If your stock is represented by one or more stock certificates registered in your name or if you have a Direct Registration Service (DRS) advice evidencing shares held in book entry form, then you have a stockholder account with our transfer agent, Computershare Trust Company, N.A. (Computershare), and you are a stockholder of record. If you hold your shares in a brokerage, trust or similar account, then you are the beneficial owner but not the stockholder of record of those shares. Employees of the Company who hold shares of stock in one or more of the Company's 401(k) retirement plans are beneficial owners.

What am I voting on?

You are being asked to vote on the election of the ten director nominees named in this proxy statement, to ratify the appointment of KPMG LLP as the Company's independent accountants, to provide an advisory vote in regard to the compensation of the Company's named executive officers, to provide an advisory vote in regard to the frequency of future advisory vote on named executive officer compensation, to provide an advisory vote on stockholders right to act by written consent, and to approve an amendment of the Company's 2008 Performance Incentive Plan (the "2008 Plan"). When you sign and mail the proxy card or submit your proxy by telephone or the internet, you appoint each of William S. Ayer and Keith Loveless, or their respective substitutes or nominees, as your representatives at the meeting. (When we refer to the "named proxies," we are referring to Messrs. Ayer and Loveless.) This way, your shares will be voted even if you cannot attend the meeting.

How does the Board of Directors recommend I vote on each of the proposals?

- FOR each of the Board's ten director nominees named in this proxy statement;
- FOR the ratification of the appointment of KPMG LLP as the Company's independent accountants for fiscal 2011;
- FOR the ratification of the compensation of the Company's named executive officers;
- ONE YEAR with respect to the frequency of future advisory votes on named executive officer compensation;
- AGAINST the advisory vote on stockholders right to act by written consent; and
- FOR the amendment of the Company's 2008 Performance Incentive Plan.

How do I vote my shares?

Stockholders of record can vote by using the proxy card or by telephone or by the internet. Beneficial owners whose stock is held:

- in a brokerage account can vote by using the voting instruction form provided by the broker or by telephone or the internet.
- by a bank, and who have the power to vote or to direct the voting of the shares, can vote using the proxy or the voting information form provided by the bank or, if made available by the bank, by telephone or the internet.
- in trust under an arrangement that provides the beneficial owner with the power to vote or to direct the voting of the shares can vote in accordance with the provisions of such arrangement.
- in trust in one of the Company's 401(k) retirement plans can vote using the voting instruction form provided by the trustee.

Beneficial owners, other than persons who beneficially own shares held in trust in one of the Company's 401(k) retirement plans, can vote at the meeting provided that he or she obtains a "legal proxy" from the person or entity holding the stock for him or her (typically a broker, bank, or trustee). A beneficial owner can obtain a legal proxy by making a request to the broker, bank, or trustee. Under a legal proxy, the bank, broker, or trustee confers all of its rights as a record holder to grant proxies or to vote at the meeting.

Listed below are the various means — internet, phone and mail — you can use to vote your shares without attending the Annual Meeting.

You can vote on the internet.

Stockholders of record and beneficial owners of the Company's common stock can vote via the internet regardless of whether they receive their annual meeting materials through the mail or via the internet. Instructions for doing so are provided along with your proxy card or voting instruction form. If you vote on the internet, please do not mail in your proxy card (unless you intend for it to revoke your prior internet vote). Your internet vote will authorize the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

You can vote by phone.

Stockholders of record and beneficial owners of the Company's common stock can vote by phone. Instructions for voting by phone are provided along with your proxy card or voting instruction form. If you vote by telephone, please do not mail in your proxy card (unless you intend for it to revoke your prior telephone vote). Your phone vote will authorize the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

You can vote by mail.

Simply sign and date the proxy card or voting instruction form received with this proxy statement and mail it in the enclosed prepaid and addressed envelope. If you mark your choices on the card or voting instruction form, your shares will be voted as you instruct.

The availability of telephone and internet voting.

Internet and telephone voting facilities for stockholders of record and beneficial holders will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on Monday, May 16, 2011. To allow sufficient time for voting by the trustee, voting instructions for 401(k) plan shares must be received no later than 11:59 p.m. Eastern Time on Thursday, May 12, 2011.

Voting by the internet or telephone is fast and convenient and your vote is immediately confirmed and tabulated. By using the internet or telephone to vote, you help Alaska Air Group conserve natural resources and reduce postage and proxy tabulation costs.

How will my shares be voted if I return a blank proxy or voting instruction form?

If you sign and return a proxy card without giving specific voting instructions, your shares will be voted in accordance with the recommendations of the Board of Directors shown above and as the named proxies may determine in their discretion with respect to any other matters properly presented for a vote before the meeting or any postponement or adjournment thereof.

If my shares are held in a brokerage account, how will my shares be voted if I do not return voting instructions to my broker?

If you hold your shares in street name through a brokerage account and you do not submit voting instructions to your broker, your broker may generally vote your shares in its discretion on matters designated as routine under the rules of the New York Stock Exchange ("NYSE"). However, a broker cannot vote shares held in street name on matters designated as non-routine by the NYSE, unless the broker receives voting instructions from the street name (beneficial) holder. The proposal to ratify the appointment of the Company's independent accountants for fiscal 2011 is considered routine under NYSE rules. Each of the other items to be submitted for a vote of stockholders at the annual meeting is considered non-routine under applicable

NYSE rules. Accordingly, if you hold your shares in street name through a brokerage account and you do not submit voting instructions to your broker, your broker may exercise its discretion to vote your shares on the proposal to ratify the appointment of the Company's independent accountants but will not be permitted to vote your shares on any of the other items at the annual meeting. If your broker exercises this discretion, your shares will be counted as present for the purpose of determining the presence of a quorum at the annual meeting and will be voted on the proposal to ratify the Company's independent accountants in the manner instructed by your broker, but your shares will constitute "broker non-votes" on each of the other items at the annual meeting. For a description of the effect of broker non-votes on the proposals at the annual meeting, see "How many votes must the nominees have to be elected?" and "Not including the election of directors, how many votes must the proposals receive in order to pass?"

What other business may be properly brought before the meeting, and what discretionary authority is granted?

Under the Company's Bylaws, as amended April 30, 2010, a stockholder may bring business before the meeting for publication in the Company's 2011 proxy statement only if the stockholder gave written notice to the Company on or before November 30, 2010 and complied with the other requirements included in Article II of the Company's Bylaws. The only such business as to which the Company received proper advance notice from a stockholder are two stockholder proposals that the Company was permitted to exclude from this proxy statement under applicable rules and regulations of the SEC. If either of these stockholder proposals are properly presented at the annual meeting, the named proxies intend to utilize the discretionary authority to vote against such proposals.

The Company has not received valid notice that any business other than that described or referenced in this proxy statement will be brought before the meeting. As to any other matters that may properly come before the meeting and are not on the proxy card, the proxy grants to Messrs. Ayer and Loveless the authority to vote in their discretion the shares for which they hold proxies.

What does it mean if I receive more than one proxy card, voting instruction form or email notification from the Company?

It means that you have more than one account for your Alaska Air Group shares. Please complete and submit all proxies to ensure that all your shares are voted or vote by internet or telephone using each of the identification numbers.

What if I change my mind after I submit my proxy?

You may revoke your proxy and change your vote by delivering a later-dated proxy or, except for persons who beneficially own shares held in trust in one of the Company's 401(k) retirement plans, by voting at the meeting. The later-dated proxy may be delivered by telephone, internet or mail and need not be delivered by the same means used in delivering the to-be-revoked proxy. Except for persons beneficially holding shares in one of the Company's 401(k) retirement plans, you may do this at a later date or time by:

- voting by telephone or the internet before 11:59 p.m. Eastern Time on Monday, May 16, 2011 (your latest telephone or internet proxy will be counted);
- signing and delivering a proxy card with a later date; or
- voting at the meeting. (If you hold your shares beneficially through a broker, you must bring a legal proxy from the

broker in order to vote at the meeting. Please also note that attendance at the meeting, in and of itself, without voting in person at the meeting, will not cause your previously granted proxy to be revoked.)

Persons beneficially holding shares in one of the Company's 401(k) retirement plans cannot vote in person at the meeting and must vote in accordance with instructions from the trustees. Subject to these qualifications, such holders have the same rights as other record and beneficial holders to change their votes.

If you are a registered stockholder, you can obtain a new proxy card by contacting the Company's Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168, telephone (206) 392-5131.

If your shares are held by a broker, trustee or bank, you can obtain a new voting instruction form by contacting your broker, trustee or bank.

If your shares are held by one of the Company's 401(k) retirement plans, you can obtain a new voting instruction form by contacting the trustee of such plan. You can obtain information about how to contact the trustee from the Company's Corporate Secretary. Please refer to the section below titled "How are shares voted that are held in a Company 401(k) plan?" for more information.

If you sign and date the proxy card or voting instruction form and submit it in accordance with the accompanying instructions and in a timely manner, any earlier proxy card or voting instruction form will be revoked and your choices on the proxy card or voting instruction form will be voted as you instruct.

How are shares voted that are held in a Company 401(k) plan?

On the record date, 1,321,846 shares were held in trust for Alaska Air Group 401(k) plan participants. The trustees, Vanguard Fiduciary Trust Company (Vanguard) and Fidelity Management Trust Company (Fidelity), provided instructions to each participant who held shares through the Company's 401(k) plans on the record date. Vanguard sent a Notice of Proxy and Access Instructions to participants; Fidelity mailed full sets of proxy materials. The trustees will vote only those shares for which instructions are received from participants. If a participant does not indicate a preference as to a matter, including the election of directors, then the trustees will not vote the participant's shares on such matters.

To allow sufficient time for voting by the trustee, please provide voting instructions no later than 11:59 p.m. Eastern Time on Thursday, May 12, 2011. Because the shares must be voted by the trustee, employees who hold shares through the 401(k) plans may not vote these shares at the meeting.

May I vote in person at the meeting?

We will provide a ballot to any record holder of our stock who requests one at the meeting. If you hold your shares through a broker, you must bring a legal proxy from your broker in order to vote by ballot at the meeting. You may request a legal proxy from your broker by indicating on your voting instruction form that you plan to attend and vote your shares at the meeting, or at the internet voting site to which your voting materials direct you. Please allow sufficient time to receive a legal proxy through the mail after your broker receives your request. Because shares held by employees in the 401(k) plans must be voted by the trustee, these shares may not be voted at the meeting.

Can I receive future materials via the internet?

If you vote on the internet, simply follow the prompts for enrolling in electronic proxy delivery service. This will reduce the Company's printing and postage costs, as well as the number of paper documents you will receive.

Registered stockholders may enroll in that service at the time they vote their proxy or at any time after the Annual Meeting and can read additional information about this option and request electronic delivery by going to www.computershare.com/us/investor. If you hold shares beneficially, please contact your broker to enroll for electronic proxy delivery.

At this time, employee participants in a Company 401(k) plan may not elect to receive notice and proxy materials via electronic delivery.

If you already receive your proxy materials via the internet, you will continue to receive them that way until you instruct otherwise through the website referenced above.

How many shares must be present to hold the meeting?

A majority of the Company's outstanding shares entitled to vote as of the record date, or 18,015,517 shares, must be present or represented at the meeting and entitled to vote in order to hold the meeting and conduct business (i.e., to constitute a quorum). Shares are counted as present or represented at the meeting if the stockholder of record attends the meeting; if the beneficial holder attends with a "legal proxy" from the record holder; or if the record holder or beneficial holder has submitted a proxy or voting instructions, whether by returning a proxy card or voting instructions or by telephone or internet, without regard to whether the proxy or voting instructions actually casts a vote or withholds or abstains from voting.

How many votes must the nominees have to be elected?

The Company's Bylaws (as amended April 30, 2010) require that each director be elected annually by a majority of votes cast with respect to that director. This means that the number of votes "for" a director must exceed the number of votes "against" that director. In the event that a nominee for director receives more "against" votes for his or her election than "for" votes, the Board must consider such director's resignation following a recommendation by the Board's Governance and Nominating Committee. The majority voting standard does not apply, however, in the event that the number of nominees for director exceeds the number of directors to be elected. In such circumstances, directors will instead be elected by a plurality of the votes cast, meaning that the persons receiving the highest number of "for" votes, up to the total number of directors to be elected at the Annual Meeting, will be elected.

With regard to the election of directors, the Board intends to nominate the ten persons identified as its nominees in this proxy statement. Because the Company has not received notice from any stockholder of an intent to nominate directors at the Annual Meeting, each of the directors must be elected by a majority of votes cast.

"Abstain" votes and broker non-votes are not treated as votes cast with respect to a director and therefore will not be counted in determining the outcome of the election of directors.

What happens if a director candidate nominated by the Board of Directors is unable to stand for election?

The Board of Directors may reduce the number of seats on the Board or it may designate a substitute nominee. If the Board designates a substitute, shares represented by proxies held by the named proxies, Messrs. Ayer and Loveless, will be voted for the substitute nominee.

Not including the election of directors, how many votes must the proposals receive in order to pass?

Ratification of the appointment of KPMG LLP as the Company's independent accountants

A majority of the shares present in person or by proxy at the meeting and entitled to vote on the proposal must be voted "for" the proposal in order for it to pass. "Abstain" votes are deemed present and entitled to vote and are included for purposes of determining the number of shares constituting a majority of shares present and entitled to vote. Accordingly, an abstention, because it is not a vote "for" will have the effect of a negative vote.

Advisory vote regarding the compensation of the Company's named executive officers

A majority of the shares present in person or by proxy at the meeting and entitled to vote on the proposal must be voted "for" the proposal in order for it to pass. "Abstain" votes are deemed present and entitled to vote and are included for purposes of determining the number of shares constituting a majority of shares present and entitled to vote. Accordingly, an abstention, because it is not a vote "for" will have the effect of a negative vote. In addition, broker non-votes are not considered entitled to vote for purposes of determining whether the proposal has been approved by stockholders and therefore will not be counted in determining the outcome of the vote on the proposal.

Advisory vote regarding the frequency of the named executive officer compensation vote

Stockholders may vote for holding an advisory vote on executive compensation every one year, every two years or every three years or stockholders may "abstain" from voting on this proposal. This proposal is advisory only and the vote results are not binding on the Company or our Board. Our Board will consider the outcome of the vote in determining the frequency of future advisory votes on executive compensation, and our Board currently intends to adopt the frequency option that receives the most votes cast by our stockholders. Broker non-votes and abstentions will not be counted in determining the frequency option that receives the most votes cast by our stockholders.

Advisory vote on stockholders' right to act by written consent

If a majority of the votes cast on the proposal vote "for" the proposal, the Board of Directors will take the steps necessary to allow stockholders to act by the written consent of a majority of the Company's outstanding shares. "Abstain" votes and broker non-votes are not treated as votes cast and therefore will not be counted in determining whether a majority of the votes cast voted "for" the proposal.

Approval of the Amendment of the Company's 2008 Performance Incentive Plan

Approval of the proposed amendments to the 2008 Performance Incentive Plan requires the affirmative vote of a majority of the shares represented at the Annual Meeting, either in person or by proxy, and entitled to vote on the matter. In addition, under NYSE rules, approval of the 2008 Plan also requires the affirmative vote of the majority of the votes cast on the proposal, provided that the total of votes cast on the proposal represent over 50% of the voting power of the total outstanding shares of stock. Broker non-votes will not be considered entitled to vote for purposes of determining whether the proposal has been approved by stockholders, but they could impair our ability to satisfy the requirement that the total votes cast on the proposal represent over 50% of the voting power of the total outstanding shares of stock. "Abstain" votes are deemed present and entitled to vote on the proposal and are included for purposes of determining the number of shares present and entitled to vote. Accordingly, an abstention, not being a vote "for" will have the effect of a vote "against" the proposal.

How are votes counted?

Voting results will be tabulated by Computershare. Computershare will also serve as the independent inspector of elections.

Is my vote confidential?

The Company has a confidential voting policy as a part of its governance guidelines, which are published on the Company's website.

Who pays the costs of proxy solicitation?

The Company pays for distributing and soliciting proxies and reimburses brokers, nominees, fiduciaries and other custodians their reasonable fees and expenses in forwarding proxy materials to beneficial owners. The Company has engaged Georgeson Inc. ("Georgeson") to assist in the solicitation of proxies for the meeting. It is intended that proxies will be solicited by the following means: additional mailings, personal interview, mail, telephone and electronic means. Although no precise estimate can be made at this time, we anticipate that the aggregate amount we will spend in connection with the solicitation of proxies will be approximately $20,000. To date, $16,000 has been incurred. This amount includes fees payable to Georgeson, but excludes salaries and expenses of our officers, directors and employees.

Is a list of stockholders entitled to vote at the meeting available?

A list of stockholders of record entitled to vote at the 2011 Annual Meeting will be available at the Annual Meeting. It will also be available Monday through Friday from April 4, 2011 through May 14, 2011 between the hours of 9 a.m. and 4 p.m., local time, at the offices of the Corporate Secretary, 19300 International Blvd., Seattle, WA 98188. A stockholder of record may examine the list for any legally valid purpose related to the Annual Meeting.

Where can I find the voting results of the meeting?

We will publish the voting results in a Form 8-K on or about May 20, 2011. You can read or print a copy of that report by going to the Company's website — www.alaskaair.com/company, and then selecting Investor Information, and SEC Filings. You can read or print a copy of that report by going directly to the SEC EDGAR files at http://www.sec.gov. You can also get a copy by calling us at (206) 392-5131, or by calling the SEC at (800) SEC-0330 for the location of a public reference room.

PROPOSAL 1.
ELECTION OF DIRECTORS

The Company currently has ten directors. The Company's Bylaws provide that the directors up for election this year shall serve a one-year term. Directors are elected to hold office until their successors are elected and qualified, or until resignation or removal in the manner provided in our Bylaws. Ten directors are nominees for election this year and each has consented to serve a one-year term ending in 2012.

NOMINEES FOR ELECTION TO TERMS EXPIRING IN 2012

William S. Ayer
Director since 1999
Age – 56

Mr. Ayer has served as chair, president and CEO of Alaska Air Group as well as chair of Alaska Airlines and Horizon Air since May 2003. He has been CEO of Alaska Airlines since 2002, and served as president of Alaska Airlines from 1997 to 2008. Prior to 2003, Mr. Ayer worked in various marketing, planning and operational capacities at Alaska Airlines and Horizon Air. He serves on the boards of Alaska Airlines and Horizon Air, Puget Energy, Angel Flight West, the Alaska Airlines Foundation, the University of Washington Business School Advisory Board and the Museum of Flight. Mr. Ayer is chair of the boards of Puget Energy and its subsidiary, Puget Sound Energy. He also serves as a member of the governance and audit committees of the Puget Energy board. Mr. Ayer's strategic planning skills and his responsibilities for execution of the Company's strategic plan uniquely qualify him for his position on the Air Group Board.

Patricia M. Bedient
Director since 2004
Age – 57

Ms. Bedient serves as chair of the Board's audit committee. She is executive vice president and CFO for the Weyerhaeuser Company, one of the world's largest integrated forest products companies. A certified public accountant (CPA) since 1978, she served as the managing partner of Arthur Andersen LLP's Seattle office prior to joining Weyerhaeuser. Ms. Bedient also worked at the firm's Portland and Boise offices as a partner and as a certified public accountant (CPA) during her 27-year career with Andersen. She currently serves on the Alaska Airlines Board, the Overlake Hospital Medical Center Board and the advisory board of the University of Washington School of Business. She has also served on the boards of a variety of civic organizations including the Oregon State University Foundation board of trustees, the World Forestry Center, City Club of Portland, St. Mary's Academy of Portland and the Chamber of Commerce in Boise, Idaho. She is a member of the American Institute of CPAs and the Washington Society of CPAs. Ms. Bedient received her bachelor's degree in business administration, with concentrations in finance and accounting, from Oregon State University in 1975. With her extensive experience in public accounting and her financial expertise, Ms. Bedient is especially qualified to serve on the Board and to act as a financial expert.

Marion C. Blakey
Director since 2010
Age – 62

Ms. Blakey was appointed to the Alaska Air Group Board in October 2010. Mr. Ayer, Alaska Air Group President and CEO, recommended Ms. Blakey for consideration by the Governance and Nominating Committee. The Governance and Nominating Committee recommended that the Board of Directors appoint Ms. Blakey a director and nominee for election at the 2011 Annual Meeting. She serves on the Board's audit and safety committees. Ms. Blakey is president and CEO of The Aerospace Industries Association, the nation's largest aerospace and defense trade association. Prior positions included administrator of the Federal Aviation Administration (the "FAA") from 2002 to 2007 and chair of the National Transportation Safety Board (the "NTSB") from 2001 to 2002. Ms. Blakey also serves on the board of Noblis and the NASA Advisory Council, as well as a number of philanthropic and community organizations including the Steven's Institute Advisory Board, the Washington Area Airports Task Force Advisory Board, International Aviation Women's Association, Belizean Grove Advisory Board and Best Friends Foundation Advisory Board.
Ms. Blakey's experience with the FAA and the NTSB specially qualify her for service on the Company's Board and Safety Committee.

Phyllis J. Campbell
Director since 2002
Age – 59

Ms. Campbell serves as chair of the Board's compensation committee. She was named chair of the Pacific Northwest Region of JPMorgan Chase & Co. in April 2009. She also serves on the firm's executive committee. From 2003 to 2009, Ms. Campbell served as president and CEO of The Seattle Foundation. She was president of U.S. Bank of Washington from 1993 until 2001 and also served as chair of the Bank's Community Board. Ms. Campbell has received several awards for her corporate and community involvement. These awards include the Women Who Make A Difference Award, and the Director of the Year from the Northwest Chapter of the National Association of Corporate Directors. Since August 2007, Ms. Campbell has served on Toyota's Diversity Advisory Board. She also serves on the boards of Horizon Air, the Joshua Green Corporation, and Nordstrom, where she is chair of the audit committee. Until February 2009, Ms. Campbell served on the boards of Puget Energy and Puget Sound Energy.
Ms. Campbell is also a member of the Board of Trustees of Seattle University.
Ms. Campbell's business and community leadership background and governance experience uniquely qualify her for her service on the Board.

Jessie J. Knight, Jr.
Director since 2002
Age – 60

Mr. Knight serves on the Board's safety committee and its governance and nominating committee. In April 2010, Mr. Knight became president and CEO for San Diego Gas and Electric Company, a subsidiary of Sempra Energy. From 2006 to April 2010, he was executive vice president of external affairs at Sempra Energy. From 1999 to 2006, Mr. Knight served as president and CEO of the San Diego Regional Chamber of Commerce and, from 1993 to 1998, he was a commissioner of the California Public Utilities Commission. Prior to this, Mr. Knight won five coveted National Clio Awards for television, radio and printed advertising and a Cannes Film Festival Golden Lion Award for business marketing while at the *San Francisco Chronicle* and *San Francisco Examiner* newspapers. Mr. Knight also serves on the boards of Alaska Airlines, the San Diego Padres Baseball Club, and the Timken Museum of Art in San Diego. He is also a standing member of the Council on Foreign Relations. Mr. Knight's knowledge and expertise on brand and marketing make him particularly qualified for the Alaska Air Group Board.

R. Marc Langland
Director since 1991
Age – 69

Mr. Langland is lead director and chair of the Board's governance and nominating committee. He has been chair and a director of Northrim Bank (Anchorage, Alaska) since 1998, and served as the bank's president from 1990 until 2009. Mr. Langland has also served as chair, president and CEO of the bank's parent company, Northrim BanCorp, Inc. since December 2001. In 2001, Mr. Langland was inducted into the Alaska Business Hall of Fame. He was chair and CEO of Key Bank of Alaska from 1987 to 1988 and president from 1985 to 1987. He served on the board of trustees of the Alaska Permanent Fund Corporation from February 1987 to January 1991 and was chair from June 1990 to January 1991. He is also a director of Horizon Air, Usibelli Coal Mine, Elliott Cove Capital Management, and Pacific Wealth Advisors, and is a member of the Anchorage Chamber of Commerce and a board member and past chairman of Commonwealth North. Mr. Langland's background and skills honed as an Alaskan business leader and banker uniquely qualify him for his role on the Alaska Air Group Board.

Dennis F. Madsen
Director since 2003
Age – 62

Mr. Madsen serves on the Board's compensation and audit committees. He is currently the chair of Pivotlink Software, a business intelligence service company in Bellevue, Washington. In 2008, Mr. Madsen became chair of specialty retailer Evolucion Inc. From 2000 to 2005, Mr. Madsen was president and CEO of Recreational Equipment, Inc. (REI), a retailer and online merchant for outdoor gear and clothing. He served as REI's executive vice president and COO from 1987 to 2000, and prior to that held numerous positions throughout REI. In 2010, Mr. Madsen was appointed a director of West Marine Inc., a publicly traded retail company in the recreational boating sector. He also serves on West Marine's governance and compensation committees. Other boards on which Mr. Madsen is a member include Alaska Airlines, Horizon Air, Pivotlink Software, the Western Washington University Foundation, Western Washington University, Islandwood, Performance Bicycles, and the Youth Outdoors Legacy Fund. Mr. Madsen's experience in leading a large people-oriented and customer-service driven organization qualifies him for service on the Alaska Air Group Board.

Byron I. Mallott
Director since 1982
Age – 67

Mr. Mallott serves on the Board's safety and governance and nominating committees. Currently he is a senior fellow of the First Alaskans Institute, a nonprofit organization dedicated to the development of Alaska Native peoples and their communities, a position he has held since 2000. Since 2007, Mr. Mallott has served on the Board of Trustees of the Smithsonian Institution's National Museum of the American Indian. Mr. Mallott has served the state of Alaska in various advisory and executive capacities, and has also served as mayor of Yakutat and as mayor of Juneau. From 1995 to 1999, he served as executive director (chief executive officer) of the Alaska Permanent Fund Corporation, a trust managing proceeds from the state of Alaska's oil reserves. He was a director of Sealaska

Corporation (Juneau, Alaska) from 1972 to 1988, chair from 1976 to 1983, and CEO from 1982 to 1992. He owns Mallott Enterprises (personal investments) and is a director of Alaska Airlines, director and member of the nominating committee of Sealaska Corporation, and a director and member of the audit committee of Yak-Tat Kwaan, Inc. and Native American Bank, NA. Mr. Mallott's leadership of native Alaskan people and his experience with governmental affairs specially qualifies him for his role on the Board.

J. Kenneth Thompson
Director since 1999
Age – 59

Mr. Thompson serves on the Board's compensation committee and is chair of the Board's safety committee. Since 2000, Mr. Thompson has been president and CEO of Pacific Star Energy LLC, a private energy investment company in Alaska, with partial ownership in the oil exploration firm Alaska Venture Capital Group (AVCG LLC) where he serves as the managing director.
Mr. Thompson served as executive vice president of ARCO's Asia Pacific oil and gas operating companies in Alaska, California, Indonesia, China and Singapore from 1998 to 2000. Prior to that, he was president of ARCO Alaska, Inc., the parent company's oil and gas producing division based in Anchorage, Alaska. He also serves on the boards of Horizon Air, Tetra Tech, and Coeur d'Alene Mines Corporation, as well as a number of community service organizations. Mr. Thompson also serves on the environmental, health, safety & social responsibility committee and the audit committee of Coeur D'Alene Mines Corporation. At Tetra Tech, Inc., Mr. Thompson serves on the audit, governance/nominating, compensation and strategy planning committees.
Mr. Thompson's planning, operations and safety/regulatory experience specially qualifies him for his Alaska Air Group Board service.

Bradley D. Tilden
Director since 2010
Age – 50

Mr. Tilden was appointed to the Alaska Air Group Board in December 2010. He has served as president of Alaska Airlines since December 2008. He served as executive vice president of finance and planning from 2002 to 2008 and as chief financial officer from 2000 to 2008 at both Alaska Airlines and Alaska Air Group. Prior to 2000, Mr. Tilden was vice president of finance at Alaska Airlines and Alaska Air Group. He also serves on the boards of Flow International, Pacific Lutheran University and the Chief Seattle Council of the Boy Scouts of America. Mr. Tilden's strategic planning skills and financial expertise qualify him to serve on the Air Group Board.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* THE ELECTION OF THE TEN NOMINEES NAMED ABOVE AS DIRECTORS.

UNLESS OTHERWISE INDICATED ON YOUR PROXY, THE SHARES WILL BE VOTED *FOR* THE ELECTION OF THESE TEN NOMINEES AS DIRECTORS.

PROPOSAL 2.

RATIFICATION OF THE APPOINTMENT OF THE COMPANY'S INDEPENDENT ACCOUNTANTS

The Audit Committee has selected KPMG LLP ("KPMG") as the Company's independent accountants for fiscal year 2011, and the Board is asking stockholders to ratify that selection. Although current law, rules, and regulations, as well as the charter of the Audit Committee, require the Audit Committee to engage, retain, and supervise the independent accountants, the Board considers the selection of the independent accountants to be an important matter of stockholder concern and is submitting the selection of KPMG for ratification by stockholders as a matter of good corporate practice.

The affirmative vote of holders of a majority of the shares of common stock represented at the meeting entitled to vote on the proposal is required to ratify the selection of KPMG as the Company's independent accountant for the current fiscal year.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* THE RATIFICATION OF THE COMPANY'S INDEPENDENT ACCOUNTANTS.

PROPOSAL 3.

ADVISORY VOTE REGARDING THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

The Company is providing its stockholders with the opportunity to cast a non-binding, advisory vote on the compensation of the Company's named executive officers as disclosed pursuant to the SEC's executive compensation disclosure rules and set forth in this proxy statement (including in the compensation tables and the narrative discussion accompanying those tables as well as in the Compensation Discussion and Analysis).

As described more fully in the Compensation Discussion and Analysis section beginning on page 46 of this proxy statement, the structure of the Company's executive compensation program is designed to compensate executives appropriately and competitively and to drive superior performance. For named executive officers, a high percentage of total direct compensation is variable and tied to the success of the Company because these are the senior leaders primarily responsible for the overall execution of the Company's strategy. The Company's strategic goals are reflected in its incentive-based executive compensation programs so that executives' interests are aligned with stockholder interests. Executive compensation is designed to be internally equitable, reflective of the business challenges facing the Company, and scaled to the industry.

The Compensation Discussion and Analysis section of this proxy statement describes the Company's executive compensation programs and the decisions made by the Compensation Committee in 2010 in more detail. Highlights of these executive compensation programs include the following:

- ***Base Salary***
  In general, for the Named Executive Officers, the Committee targets base salary levels at the 25th percentile relative to the Company's peer group with the opportunity to earn market-level compensation through short- and long-

term incentive plans that pay when performance objectives are met.

- ***Annual Incentive Pay***
  The Company's Named Executive Officers are eligible to earn annual incentive pay under the Performance-Based Pay plan, which is intended to motivate the executives to achieve specific Company goals. Annual target performance measures reflect near-term financial and operational goals that are consistent with the strategic plan.

- ***Long-term Incentive Pay***
  Equity-based incentive awards that link executive pay to stockholder value are an important element of the Company's executive compensation program. Long-term equity incentives that vest over three- or four-year periods are awarded annually, resulting in overlapping vesting periods that are designed to discourage short-term risk-taking and align Named Executive Officers' long-term interests with those of stockholders while helping the Company attract and retain top-performing executives who fit a team-oriented and performance-driven culture.

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act) and the related rules of the SEC, our Board of Directors will request your advisory vote on the following resolution at the 2011 Annual Meeting:

> RESOLVED, that the compensation paid to the named executive officers, as disclosed in this proxy statement pursuant to the SEC's executive compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and the narrative discussion that accompanies the compensation tables), is hereby approved.

This proposal on the compensation paid to our named executive officers is advisory only and will not be binding on the Company or our Board and will not be construed as overruling a decision by the Company or our Board or creating or implying any additional fiduciary duty for the Company or our Board. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* THE APPROVAL OF THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE SEC'S EXECUTIVE COMPENSATION DISCLOSURE RULES.

PROPOSAL 4.

ADVISORY VOTE ON FREQUENCY OF FUTURE ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

As described in Proposal No. 3 above, the Company's stockholders are being provided the opportunity to cast an advisory vote on the compensation of the Company's named executive officers.

This Proposal No. 4 affords stockholders the opportunity to cast an advisory vote on how often the Company should include an advisory vote on executive compensation in its proxy materials for future annual stockholder meetings (or special stockholder meeting for which the Company must include executive compensation information in the proxy statement for that meeting). Under this Proposal No. 4, stockholders may vote to have the advisory vote on executive compensation held every one year, every two years or every three years.

After careful consideration, our Board of Directors believes that advisory votes on executive compensation should be conducted every year so that stockholders may annually express their views on the Company's executive compensation program. The Compensation Committee, which administers the Company's executive compensation program, values the opinions expressed by stockholders in these votes and will consider the outcome of these votes when making future compensation decisions for our named executive officers.

This proposal on the frequency of future advisory votes on executive compensation is advisory only and will not be binding on the Company or our Board. In voting on this proposal, you will be able to indicate your preference regarding the frequency of future advisory votes on executive compensation by specifying a choice of one year, two years or three years. If you do not have a preference regarding the frequency of future advisory votes on executive compensation, you should abstain from voting on the proposal. Stockholders are not voting to approve or disapprove the Board's recommendation. Although non-binding, the Board and the Compensation Committee will carefully review the voting results. Notwithstanding the Board's recommendation and the outcome of the stockholder vote, the Board may in the future decide to conduct advisory votes on executive compensation on a more or less frequent basis and may vary practice based on factors such as discussions with stockholders and the adoption of material changes to the Company's executive compensation program.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE TO HOLD FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION *EVERY ONE YEAR* (AS OPPOSED TO EVERY TWO YEARS OR EVERY THREE YEARS).

PROPOSAL 5.
ADVISORY VOTE ON THE RIGHT OF STOCKHOLDERS TO ACT BY WRITTEN CONSENT

Background

At the Company's 2010 annual meeting, Alaska Air Group stockholders holding a majority of our outstanding shares of common stock approved a stockholder proposal requesting that our Board of Directors undertake necessary steps to permit our stockholders to act by the written consent of a majority of shares outstanding. In response to last year's vote, the Board is seeking confirmation that stockholders continue to believe that the adoption of this provision is in the best interests of the Company and its stockholders. The Board acknowledges that it is unusual to ask stockholders to reaffirm a previous stockholder vote; however, since the Company's last meeting of stockholders, the Board believes that stockholders and other prominent voices in the corporate governance community have recognized that the ability of stockholders to act by written consent risks potential abuse and may not be in the best interests of stockholders where a company has alternative mechanisms in place to enable stockholders to express their views or take action. Accordingly, the Board has determined that it is in the best interests of the Company and its stockholders to put this matter before stockholders again.

In reaching this determination, the Board considered the following:

- Several of the Company's institutional stockholders have raised concerns over the possibility that the ability of stockholders to act by written consent, if implemented, could result in a potential for abuse. Based on conversations with a sampling of our stockholders, the Board believes holders of approximately 13% of the Company's outstanding shares who supported the proposal last year would not support the proposal again this year. A swing of this magnitude would have changed the outcome of last year's vote as we believe it would have resulted in both less than a majority of our outstanding shares and less than a majority of the votes cast on the proposal voting in favor of the proposal.
- In particular, stockholders have expressed concern to us that a written consent solicitation could be used to deny the ability of some stockholders to vote or otherwise have a say on important issues such as merger transactions or other contests for corporate control. These stockholders worry that the written consent process could be used, with little or no notice to the Board or its stockholders, to replace existing members of the Board. This is especially true for the Company because our stockholders have the ability to remove directors without cause and without requiring a supermajority vote to do so. When combined with a contest for corporate control of the Company, the Board believes that such an event could impair its ability to achieve the best results for stockholders. More significantly, the uncertain timetable created by the written consent procedure — the action is effective as soon as consents representing the requisite number of shares are received —

could deter potential higher bids in the event of a hostile acquisition proposal, as potential bidders may not want to engage in the cost and effort of due diligence and negotiations given the possibility that at any time, with little or no notice, members of the Board of Directors might be replaced.

- In addition to disenfranchising minority stockholders, providing stockholders with the ability to act by written consent of a majority of outstanding shares is subject to a potential risk of abuse because it could enable a group of as few as ten stockholders, if they control a majority of the Company's outstanding shares, to bypass even minimum procedural mechanisms and take action without any advance notice or disclosure to the Company's other stockholders.

- The Board believes that the potential for abuse associated with the right to act by written consent, especially in the circumstances described above, outweighs the benefits to stockholders of such a right. The Board believes that due to changes to the Company's governance practices and stockholder rights provisions that it has implemented over the past several years, alternative protective measures are in place at the Company to provide stockholders with an ability to express their views and take action even where they do not have the ability to act by the written consent of a majority of the outstanding shares. These actions include:

  - In April 2010, prior to our 2010 annual meeting of stockholders and in response to a prior stockholder proposal, the Board amended the Company's Bylaws to give stockholders who own ten percent or more of the Company's outstanding shares an unfettered right to call a special meeting. Pursuant to this unfettered right, there are no restrictions on the number of stockholders that are permitted to group together to reach the ten percent threshold and any business may be proposed by a stockholder for a special meeting unless it is not a proper subject for stockholder action under applicable law. In addition, the Board believes that it has imposed a reasonable limit on when a special meeting of stockholders can be held — limiting it only when an annual meeting will be held within 90 days after the special meeting request is received.

  - In September 2009, the Board adopted a majority vote standard in uncontested elections. In an uncontested election where the number of director nominees does not exceed the number of directors to be elected, each director nominee will be elected only if a majority of the votes cast with respect to a director nominee are voted in favor of his or her election. In a contested election, consistent with corporate governance best practices, directors will be elected by a plurality of the votes cast.

  - At the Company's annual meeting of stockholders in 2006, the Board sought and received stockholder approval to amend the Company's Certificate of Incorporation to provide for the annual election of directors, which the Company implemented beginning with its 2007 annual meeting of stockholders.

  - In response to stockholder feedback, the Company eliminated its Stockholder Rights Plan in 2002 by accelerating its expiration date by four years. In 2005, the Company also adopted a policy that it will adopt a Stockholder Rights Plan in the future only if it is approved by the Company's stockholders or, if adopted by the Board pursuant to the exercise of its fiduciary duties, it is approved by the Company's stockholders within one year of adoption.

- At the Company's 2009 and 2010 annual meetings of stockholders, the Board voluntarily sought an annual advisory vote from stockholders on the executive compensation paid to its named executive officers. In this proxy statement, in recognition of the value of receiving regular stockholder input on the Company's executive compensation programs, the Board has also recommended that stockholders vote to require future advisory votes on executive compensation on an annual basis (rather than every two years or every three years).

In light of the change in sentiment by stockholders and other prominent members of the corporate governance community since stockholders voted last year on the ability of stockholders to act by written consent, the Board believes it is in the best interests of all the Company's stockholders to seek an advisory vote to confirm whether the Company's stockholders continue to believe that stockholders should have the ability to act by the written consent of a majority of outstanding shares.

While the Board believes it is advisable and appropriate to seek the advisory vote of stockholders requested by this proposal, for the reasons discussed above, the Board nonetheless continues to believe that the ability of stockholders to take action by majority written consent is not in the best interests of the Company or its stockholders. Notwithstanding this view or the Board's recommendation on this proposal, if a majority of the votes cast on the proposal vote in favor of this proposal, the Board will take the steps necessary to allow stockholders to act by the written consent of a majority of the Company's outstanding shares.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *AGAINST A* STOCKHOLDERS' RIGHT TO ACT BY WRITTEN CONSENT.

PROPOSAL 6.
APPROVAL OF THE AMENDED ALASKA AIR GROUP, INC. 2008 PERFORMANCE INCENTIVE PLAN

General

At the Annual Meeting, stockholders will be asked to approve the following amendments to the Alaska Air Group, Inc. 2008 Performance Incentive Plan (the "2008 Plan"), which were adopted, subject to stockholder approval, by the Board of Directors on February 9, 2011.

- *Increase in Aggregate Share Limit.* The 2008 Plan currently limits the aggregate number of shares of Common Stock that may be delivered pursuant to all awards granted under the 2008 Plan to 2,100,000 shares. The proposed amendments would increase this limit by an additional 2,200,000 shares so that the new aggregate share limit for the 2008 Plan would be 4,300,000 shares in addition to the shares originally authorized and not issued under the Alaska Air Group, Inc. 2004 Long-Term Incentive Plan (the "2004 Plan"). As noted below, shares subject to awards granted under the 2004 Plan which expire, or for any reason are cancelled or terminated, after May 20, 2008 without being exercised or paid are also available for award grant purposes under the 2008 Plan. The proposed amendments would also increase the limit on the number of shares that may be delivered pursuant to "incentive stock options" granted under the 2008 Plan to 4,300,000 shares. For purposes of clarity, any shares that are delivered pursuant to incentive stock options also count against (and are not in addition to) the aggregate 2008 Plan share limit described above.
- *Extension of Performance-Based Award Feature.* One element of the 2008 Plan is the flexibility to grant certain performance-based awards designed to satisfy the requirements for deductibility of compensation under Section 162(m) of the U.S. Internal Revenue Code (the "Code"). These awards are referred to as "Performance-Based Awards" and are in addition to other awards, such as stock options and stock appreciation rights, expressly authorized under the 2008 Plan which may also qualify as performance-based compensation for Section 162(m) purposes. If stockholders approve this 2008 Plan proposal, the Performance-Based Award feature of the 2008 Plan will be extended through the first annual meeting of our stockholders that occurs in 2016 (this expiration time is earlier than the general expiration date of the 2008 Plan and is required under applicable tax rules). (See the section titled "Performance-Based Awards" below.)

As of March 18, 2011, a total of 1,802,094 shares of Common Stock were subject to outstanding awards granted under the 2008 Plan (with shares subject to full value awards being counted as 1.7 shares for each share subject to the award as described below), and an additional 377,618 shares of Common Stock were then available for new award grants under the 2008 Plan.

The Company believes that incentives and stock-based awards focus employees on the objective of creating stockholder value and promoting the success of the Company, and that incentive compensation plans like the

2008 Plan are an important attraction, retention and motivation tool for participants in the plan.

The Board of Directors approved the foregoing amendments based on a belief that the number of shares currently available under the 2008 Plan does not give the Company sufficient authority and flexibility to adequately provide for future incentives. The Board of Directors believes that these amendments would give the Company greater flexibility to structure future incentives and better attract, retain and award key employees.

If stockholders do not approve this proposal, the current share limits under, and other terms and conditions of, the 2008 Plan will continue in effect.

Summary Description of the 2008 Performance Incentive Plan

The principal terms of the 2008 Plan are summarized below. The following summary is qualified in its entirety by the full text of the 2008 Plan, which has been filed as an exhibit to the copy of this Proxy Statement that was filed electronically with the SEC and can be reviewed on the SEC's website at http://www.sec.gov. You may also obtain, free of charge, a copy of the 2008 Plan by writing to the Stock Plan Administrator, Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168.

Purpose.

The purpose of the 2008 Plan is to promote the success of the Company and the interests of our stockholders by providing an additional means for us to attract, motivate, retain and reward officers, employees, nonemployee directors and other eligible persons through the grant of awards and incentives for high levels of individual performance and improved financial performance of the Company. Equity-based awards are also intended to further align the interests of award recipients and our stockholders.

Administration.

Our Board of Directors has delegated general administrative authority for the 2008 Plan to the Compensation Committee. A committee may delegate some or all of its authority with respect to the 2008 Plan to another committee of directors, and certain limited authority to grant awards to employees may be delegated to one or more officers of the Company. (The appropriate acting body, be it the Board of Directors, a committee within its delegated authority, or an officer within his or her delegated authority, is referred to in this proposal as the "Administrator").

The Administrator has broad authority under the 2008 Plan with respect to award grants including, without limitation, the authority:

- to select participants and determine the type(s) of award(s) that they are to receive;
- to determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award;
- to cancel, modify, or waive the Company's rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consents;
- to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards;
- subject to the other provisions of the 2008 Plan, to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award; and

- to allow the purchase price of an award or shares of the Company's common stock to be paid in the form of cash, check, or electronic funds transfer, by the delivery of already-owned shares of the Company's common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the Administrator may authorize, or any other form permitted by law.

No Repricing.

In no case (except due to an adjustment to reflect a stock split or similar event or any repricing that may be approved by stockholders) will any adjustment be made to a stock option or stock appreciation right award under the 2008 Plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per share exercise or base price of the award.

Eligibility.

Persons eligible to receive awards under the 2008 Plan include officers or employees of the Company or any of its subsidiaries, directors of the Company, and certain consultants and advisors to the Company or any of its subsidiaries. As of March 18, 2011, approximately 12,000 officers and employees of the Company and its subsidiaries (including all of the Company's named executive officers), and each of the Company's eight non-employee directors, were considered eligible under the 2008 Plan.

Authorized Shares; Limits on Awards.

The maximum number of shares of the Company's common stock that may be issued or transferred pursuant to awards under the 2008 Plan currently equals the sum of: (1) 2,100,000 shares, plus (2) the number of shares available for additional award grant purposes under the 2004 Plan as of May 20, 2008 and determined immediately prior to the termination of the authority to grant new awards under that plan as of May 20, 2008, plus (3) the number of any shares subject to stock options granted under the 2004 Plan and outstanding as of May 20, 2008 which expire, or for any reason are cancelled or terminated, after May 20, 2008 without being exercised (including any shares subject to outstanding stock options granted under the 1999 Long-Term Incentive Equity Plan (the "1999 Plan") which expire, or for any reason are cancelled or terminated, after May 20, 2008 without being exercised that would otherwise become available for award grant purposes under the 2004 Plan in accordance with the terms of that plan), plus (4) the number of any shares subject to restricted stock and restricted stock unit awards granted under the 2004 Plan that are outstanding and unvested as of May 20, 2008 which are forfeited, terminated, cancelled, or otherwise reacquired after May 20, 2008 without having become vested. As of March 18, 2011, 486,939 shares were subject to awards then outstanding under the 2004 Plan and the 1999 Plan. No additional awards may be granted under the 2004 Plan or the 1999 Plan.

If stockholders approve this 2008 Plan proposal, the aggregate share limit for the 2008 Plan would be increased by an additional 2,200,000 shares.

Shares issued in respect of any "full-value award" granted under the 2008 Plan will be counted against the share limit described in the preceding paragraph as 1.7 shares for every one share actually issued in connection with the award. For example, if the Company granted 100 shares of its common stock under the 2008 Plan, 170 shares would be charged against the share limit with respect to that award. For this purpose, a "full-value award" generally means any award granted under the plan other than a stock option or stock appreciation right.

The following other limits are also contained in the 2008 Plan:

- The maximum number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the plan currently is 2,100,000 shares. If stockholders approve this 2008 Plan proposal this limit would be increased by an additional 2,200,000 shares of the Company's common stock so that the new incentive stock option limit for the 2008 Plan would be 4,300,000 shares. For purposes of clarity, any shares that are delivered pursuant to incentive stock options also count against (and are not in addition to) the aggregate 2008 Plan share limit described above.
- The maximum number of shares subject to options and stock appreciation rights that are granted during any calendar year to any individual under the plan is 300,000 shares.
- "Performance-Based Awards" under Section 5.2 of the 2008 Plan payable only in cash and not related to shares and granted to a participant in any one calendar year will not provide for payment of more than $1,000,000.

To the extent that an award is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the shares available for issuance under the 2008 Plan. In the event that shares are delivered in respect of a dividend equivalent right, only the actual number of shares delivered with respect to the award shall be counted against the share limits of the 2008 Plan. To the extent that shares are delivered pursuant to the exercise of a stock appreciation right or stock option, the number of underlying shares as to which the exercise related shall be counted against the applicable share limits, as opposed to only counting the shares actually issued. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 100,000 shares shall be charged against the applicable share limits with respect to such exercise.) Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2008 Plan will again be available for subsequent awards under the 2008 Plan. Shares that are exchanged by a participant or withheld by the Company to pay the exercise price of an award granted under the 2008 Plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any award, will not be available for subsequent awards under the 2008 Plan. In addition, the 2008 Plan generally provides that shares issued in connection with awards that are granted by or become obligations of the company through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the 2008 Plan. The Company may not increase the applicable share limits of the 2008 Plan by repurchasing shares of common stock on the market (by using cash received through the exercise of stock options or otherwise).

Types of Awards.

The 2008 Plan authorizes stock options, stock appreciation rights, restricted stock, stock bonuses and other forms of awards granted or denominated in the Company's common stock or units of the Company's common stock, as well as cash bonus awards pursuant to Section 5.2 of the 2008 Plan. The 2008 Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash.

A stock option is the right to purchase shares of the Company's common stock at a future date at a specified price per share (the "exercise price"). The per share exercise price of an option generally may not be less than the fair market value of a share of the Company's common stock on the date of grant. The maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under "Federal Income Tax Consequences of Awards Under the 2008 Plan" below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the U.S. Internal Revenue Code and the 2008 Plan. Incentive stock options may only be granted to employees of the Company or a subsidiary.

A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of share of the Company's common stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Administrator at the time of grant of the stock appreciation right and generally may not be less than the fair market value of a share of the Company's common stock on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is ten years from the date of grant.

The per share exercise price of an option or the per share base price of a stock appreciation right may, however, be less than the fair market value of a share of the Company's common stock on the date of grant if the option or stock appreciation right will be treated as a full-value award under the share-counting rules for the 2008 Plan described above.

The other types of awards that may be granted under the 2008 Plan include, without limitation, stock bonuses, restricted stock, performance stock, stock units, dividend equivalents, or similar rights to purchase or acquire shares, and cash awards granted consistent with Section 5.2 of the 2008 Plan as described below.

Performance-Based Awards.

The Administrator may grant awards that are intended to be performance-based within the meaning of Section 162(m) of the U.S. Internal Revenue Code ("Performance-Based Awards"). Performance-Based Awards are in addition to any of the other types of awards that may be granted under the 2008 Plan (including options and stock appreciation rights which may also qualify as performance-based awards for Section 162(m) purposes). Performance-Based Awards may be in the form of restricted stock, performance stock, stock units, other rights, or cash bonus opportunities.

The vesting or payment of Performance-Based Awards (other than options or stock appreciation rights) will depend on the absolute or relative performance of the Company on a consolidated, subsidiary, segment, division, or business unit basis. The Administrator will establish the criterion or criteria and target(s) on which performance will be measured. The Administrator must establish criteria and targets in advance of applicable deadlines under the U.S. Internal Revenue Code and while the attainment of the performance targets remains substantially uncertain. The criteria that the Administrator may use for this purpose will include one or more of the following: earnings per share, cash flow (which means cash and cash equivalents derived from either net cash flow from operations or net cash flow from operations, financing and investing activities), stock price, total stockholder return, gross revenue, revenue growth, operating income (before or after taxes), net earnings (before or after interest, taxes, depreciation and/or amortization), return on equity or on assets or on net investment, cost containment or reduction, profitability, economic value added, market share, productivity, safety, customer satisfaction, on-time performance, or any combination thereof. The performance measurement period with respect to an award may range from three months to ten years. Performance targets will be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting changes or other extraordinary events not foreseen at the time the targets were set unless the Administrator provides otherwise at the time of establishing the targets.

Performance-Based Awards may be paid in stock or in cash (in either case, subject to the limits described under the heading "Authorized Shares; Limits on Awards" above). Before any Performance-Based Award (other than an option or stock appreciation right) is paid, the Administrator must certify that the performance target or targets have been satisfied. The Administrator has discretion to determine the performance target or targets and any other restrictions or other limitations of Performance-Based Awards and may reserve discretion to reduce payments below maximum award limits.

Deferrals.

The Administrator may provide for the deferred payment of awards, and may determine the other terms applicable to deferrals. The Administrator may provide that deferred settlements include the payment or crediting of interest or other earnings on the deferred amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

Assumption and Termination of Awards.

Generally, and subject to limited exceptions set forth in the 2008 Plan, if the Company dissolves or undergoes certain corporate transactions such as a merger, business combination, or other reorganization, or a sale of substantially all of its assets, all awards then-outstanding under the 2008 Plan will become fully vested or paid, as applicable, and will terminate or be terminated in such circumstances, unless the Administrator provides for the assumption, substitution or other continuation of the award. The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2008 Plan.

Transfer Restrictions.

Subject to certain exceptions contained in Section 5.7 of the 2008 Plan, awards under the 2008 Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient's lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient's beneficiary or representative. The Administrator has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws and, with limited exceptions set forth in the 2008 Plan, are not made for value.

Adjustments.

As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2008 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

No Limit on Other Authority.

The 2008 Plan does not limit the authority of the Board of Directors or any committee to grant awards or authorize any other compensation, with or without reference to the Company's common stock, under any other plan or authority.

Termination of or Changes to the 2008 Plan.

The Board of Directors may amend or terminate the 2008 Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law or any applicable listing agency or required under Sections 162, 422 or 424 of the U.S. Internal Revenue Code to preserve the intended tax consequences of the plan. For example, stockholder approval will be required for any amendment that proposes to increase the maximum number of shares that may be delivered with respect to awards granted under the 2008 Plan. (Adjustments as a result of stock splits or similar events will not, however, be considered an amendment requiring stockholder approval.) Unless terminated earlier by the Board of Directors, the authority to grant new awards under the 2008 Plan will terminate on March 12, 2018. Outstanding awards, as well as the Administrator's authority with respect thereto, generally will continue following the expiration or termination of the plan. Generally speaking, outstanding awards may be amended by the Administrator (except for a repricing), but the consent of the award holder is required if the amendment (or any plan amendment) materially and adversely affects the holder.

Federal Income Tax Consequences of Awards under the 2008 Plan

The U.S. federal income tax consequences of the 2008 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2008 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the U.S. Internal Revenue Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local, or international tax consequences.

With respect to nonqualified stock options, the company is generally entitled to deduct and the participant recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, the company is generally not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

The current federal income tax consequences of other awards authorized under the 2008 Plan generally follow certain basic patterns: nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses, stock appreciation rights, cash and stock-based performance awards, dividend equivalents, stock units, and other types of awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, the company will generally have a corresponding deduction at the time the participant recognizes income.

If an award is accelerated under the 2008 Plan in connection with a "change in control" (as this term is used under the U.S. Internal Revenue Code), the company may not be permitted to deduct the portion of the compensation attributable to the acceleration ("parachute payments") if it exceeds certain threshold limits under the U.S. Internal Revenue Code (and certain related excise taxes may be triggered). Furthermore, the aggregate compensation in excess of $1,000,000 attributable to awards that are not "performance-based" within the meaning of Section 162(m) of the U.S. Internal Revenue Code may not be permitted to be deducted by the company in certain circumstances.

Specific Benefits under the 2008 Performance Incentive Plan

The Company has not approved any awards that are conditioned upon stockholder approval of the proposed amendments to the 2008 Plan and is not currently considering any specific award grants that are conditioned upon such approval. If the additional shares that will be available under the 2008 Plan if stockholders approve the proposed amendments had been in existence in fiscal 2010, the Company expects that its award grants for fiscal 2010 would not have been substantially different from those actually made in that year under the 2008 Plan. For information regarding stock-based awards granted to the Company's named executive officers during fiscal 2010, see the material in this proxy statement under the heading "Executive Compensation."

The closing market price for a share of the Company's common stock as of March 18, 2011 was $60.03 per share.

AGGREGATE PAST GRANTS UNDER THE 2008 PLAN

As of February 28, 2011, awards covering 1,452,055 shares of Common Stock had been granted under the 2008 Plan. (This number of shares includes shares subject to awards that expired or terminated without having been exercised and paid and became available for new award grants under the 2008 Plan.) The following table shows information regarding the distribution of those awards among the persons and groups identified below, option exercises and restricted stock and restricted stock units vesting prior to that date, and option and unvested restricted stock and restricted stock unit holdings as of that date (with outstanding performance awards being reflected in the table assuming that the target level of performance is achieved).

Name	Number of Shares Subject to Past Option Grants	Number of Shares Acquired on Exercise	Number of Shares Underlying Options as of 2/28/11		Number of Shares/ Units Subject to Past Restricted Stock/ Unit Grants	Number of Shares/ Units Vested as of 2/28/11	Number of Shares/ Units Outstanding and Unvested as of 2/28/11
			Exercisable	Unexercisable			
Named Executive Officers:							
William S. Ayer	171,158	0	35,305	135,853	103,313	0	103,313
Glenn S. Johnson	46,292	17,446	0	28,846	54,102	0	54,102
Bradley D. Tilden	67,538	0	24,869	42,669	47,744	0	47,744
Benito Minicucci	44,726	7,863	8,275	28,588	54,590	0	54,590
Jeffrey D. Pinneo	25,800	9,000	1,950	12,900	17,500	13,000	4,500
Brandon S. Pedersen	12,320	0	4,140	8,180	16,215	0	16,215
Total for Current Named Executive Officer Group (6 persons):	367,834	34,309	74,539	257,036	293,474	13,000	280,464
Non-Executive Director Group:							
Patricia M. Bedient	0	0	0	0	4,126	4,126	0
Marion C. Blakey	0	0	0	0	425	425	0
Phyllis J. Campbell	0	0	0	0	4,126	4,126	0
Mark R. Hamilton	0	0	0	0	4,126	4,126	0
Jessie J. Knight, Jr.	0	0	0	0	4,126	4,126	0
R. Marc Langland	0	0	0	0	4,126	4,126	0
Dennis F. Madsen	0	0	0	0	4,126	4,126	0
Byron I. Mallott	0	0	0	0	4,126	4,126	0
J. Kenneth Thompson	0	0	0	0	4,126	4,126	0
Total for Current Non-Executive Director Group:	0	0	0	0	33,433	33,433	0
Each other person who has received 5% or more of the options, warrants or rights under the 2008 Plan	N/A	N/A	N/A	N/A	N/A	N/A	N/A
All employees, including all current officers who are not executive officers or directors, as a group	241,279	57,037	33,190	139,286	516,035	6,060	509,975
Total	609,113	91,346	107,729	396,322	842,942	52,493	790,439

Mr. Ayer, Mr. Tilden and each of the non-executive directors identified above is a nominee for re-election as a director at the 2011 annual meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* APPROVAL OF THE AMENDED ALASKA AIR GROUP 2008 PERFORMANCE INCENTIVE PLAN

EQUITY COMPENSATION PLAN INFORMATION

The Company currently maintains four equity compensation plans that have been approved by the Company's stockholders: the 2008 Plan, the 2004 Plan, the 2010 Employee Stock Purchase Plan (the "ESPP") and the 1999 Plan. In addition, the Company currently maintains the 1997 Non-Officer Long-Term Incentive Equity Plan (the "1997 Plan") which was not approved by the Company's stockholders. Stockholders are being asked to approve certain amendments to the 2008 Plan, as described above.

The following table sets forth, for each of the Company's equity compensation plans, the number of shares of common stock subject to outstanding options and other rights, the weighted-average exercise price of outstanding options, and the number of shares remaining available for future award grants as of December 31, 2010.

Plan category	Number of shares of Common Stock to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options	Number of shares of Common Stock remaining available for future issuance under equity compensation plans (excluding shares reflected in the first column)
Equity compensation plans approved by stockholders	2,044,477(1)	$30.28(2)	3,560,866(3)
Equity compensation plans not approved by stockholders(4)	8,500	$28.31	N/A
Total	2,052,977	$30.20(2)	3,560,866

(1) Of these shares, 474,683 were subject to options then outstanding under the 2008 Plan, and 691,572 were subject to outstanding restricted, performance and deferred stock unit awards granted under the 2008 Plan. In addition, 564,245 were subject to options and 214,885 were subject to restricted stock units then outstanding under the 2004 Plan, and 99,092 shares were subject to options then outstanding under the 1999 Plan. Outstanding performance awards are reflected in the table assuming that the target level of performance will be achieved. No new award of grants may be made under the 2004 Plan or the 1999 Plan.

(2) This number does not reflect the 691,572 shares that were subject to outstanding stock unit awards granted under the 2008 Plan.

(3) Of the aggregate number of shares that remained available for future issuance, 1,560,866 shares were available under the 2008 Plan and 2,000,000 shares were available under the ESPP. Subject to certain express limits of the 2008 Plan, shares available for award purposes under the 2008 Plan generally may be used for any type of award authorized under that plan including options, stock appreciation rights, and other forms of awards granted or denominated in shares of our common stock including, without limitation, stock bonuses, restricted stock, restricted stock units and performance shares. Full-value shares issued under the 2008 Plan are counted against the share limit as 1.7 shares for every one share issued. This table does not give effect to that rule. This table also does not reflect the 2,200,000 additional shares that will be available under the 2008 Plan if stockholders approve the amendments to the 2008 Plan.

(4) All of these shares were subject to options then outstanding under the 1997 Plan. No new award of grants may be made under the 1997 Plan.

1997 Non-Officer Long-Term Incentive Equity Plan

The 1997 Plan terminated on November 3, 2002 and no further awards may be granted under the plan. Awards granted before that date remain outstanding in accordance with their terms. Employees of the Company who were not officers or non-employee directors were eligible for award of grants under the 1997 Plan. The 1997 Plan is administered by the Compensation Committee. The Committee has broad discretion authority to construe and interpret the plan. No award or any interest in any award granted under the 1997 Plan may be transferred in any manner, other than by will or the laws of descent and distribution, except as otherwise provided by the Committee.

Structure of the Board of Directors

In accordance with the Delaware General Corporation Law and the Company's Certificate of Incorporation and Bylaws, our business affairs are managed under the direction of our Board of Directors. Directors meet their responsibilities by, among other things, participating in meetings of the Board and Board committees on which they serve, discussing matters with our Chairman and CEO and other officers, reviewing materials provided to them, and visiting our facilities.

Pursuant to the Bylaws, the Board of Directors has established four standing committees, which are the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Safety Committee. Only independent directors serve on these committees. The Board has adopted a written charter for each committee. The charters of the Audit, Compensation, Governance and Nominating, and Safety Committees are posted on the Company's website and can be accessed free of charge at http://www.alaskaair.com/ and are available in print to any stockholder who submits a written request to the Company's Corporate Secretary.

The table below shows the current membership of the standing Board committees. An asterisk (*) identifies the chair of each committee.

Board Committee Memberships

Name	Audit	Compensation	Governance and Nominating	Safety
Patricia M. Bedient	●*			
Marion C. Blakey	●			●
Phyllis J. Campbell		●*	●	
Jessie J. Knight, Jr.			●	●
R. Marc Langland			●*	
Dennis F. Madsen	●	●		
Byron I. Mallott			●	●
J. Kenneth Thompson		●		●*

The principal functions of the standing Board committees are as follows:

Governance and Nominating Committee

Pursuant to its charter, the Governance and Nominating Committee's responsibilities include the following:

1. Develop and monitor the Corporate Governance Guidelines.

2. Evaluate the size and composition of the Board and annually review compensation paid to members of the Board.

3. Develop criteria for Board membership.

4. Evaluate the independence of existing and prospective members of the Board.

5. Seek qualified candidates for election to the Board.

6. Evaluate the nature, structure and composition of other Board committees.

7. Take steps it deems necessary or appropriate with respect to annual assessments of the performance of the Board and each Board committee, including itself.

8. Annually review and reassess the adequacy of the Committee's charter and its performance, and recommend any proposed changes in the charter to the Board of Directors for approval.

Audit Committee

Pursuant to its charter, the Audit Committee's responsibilities include the following:

1. Matters pertaining to the independent registered public accountants

- Appoint them and oversee their work.
- Review at least annually their statement regarding their internal quality-control procedures and their relationship with the Company.
- Maintain a dialogue with respect to their independence.
- Pre-approve all auditing and non-auditing services they are to perform.
- Review annual and quarterly financial statements and filings made with the SEC.
- Receive and review communications required from the independent registered public accountants under applicable rules and standards.
- Establish clear hiring policies for employees and former employees of the independent registered public accountants.
- Review audited financial statements with management and the independent registered public accountants.
- Receive and review required communications from the independent registered public accountants.

2. Matters pertaining to the internal accountants

- Review the planned activities and results of the internal auditors and any changes in the internal audit charter.

3. Matters pertaining to filings with government agencies

- Prepare the Audit Committee Report required for the annual proxy statement.

4. Matters pertaining to controls

- Review major financial reporting risk exposure and adequacy and effectiveness of associated internal controls.
- Review procedures with respect to significant accounting policies and the adequacy of financial controls.
- Discuss with management policies with respect to risk assessment and risk management, including the process by which the Company undertakes risk assessment and management.
- Discuss with management, as appropriate, earnings releases and any information provided to analysts and ratings agencies.
- Develop, monitor and reassess from time to time a corporate compliance program, including a code of conduct and ethics policy, decide on requested changes to or waivers of such program and code relating to officers and directors, and establish procedures for confidential treatment of complaints concerning accounting, internal controls or auditing matters.
- Obtain and review at least quarterly a statement from the CEO, CFO and disclosure committee members disclosing any significant deficiencies in internal controls and any fraud that involves management or other employees with significant roles in internal controls.

5. Annually review and reassess the adequacy of the Committee's charter and performance and recommend for Board approval any proposed changes to the charter.

Compensation Committee

Pursuant to its charter, the Compensation Committee's responsibilities include the following:

1. Establish the process for approving corporate goals relevant to CEO compensation and for evaluating CEO performance in light of those goals.

2. Set the salary of the CEO.

3. Approve salaries of other elected executive officers of Alaska Airlines and Horizon Air.

4. Set annual goals under the Performance-Based Pay and Operational Performance Rewards plans and administer the plans.

5. Grant stock awards and stock options.

6. Administer the supplementary retirement plans for elected officers and the equity-based incentive plans.

7. Make recommendations to the Board regarding other executive compensation issues, including modification or adoption of plans.

8. Fulfill ERISA fiduciary and non-fiduciary functions for tax-qualified retirement plans by monitoring the Alaska Air Group Pension/Benefits Administrative Committee, Defined Contribution Retirement Benefits Administrative Committee, and Pension Funds Investment Committee, and the Horizon Air Profit Sharing Administrative Committee, and approve the membership of those committees, trustees and trust agreements, and the extension of plan participation to employees of subsidiaries.

9. Approve the terms of employment and severance agreements with elected officers and the form of change-in-control agreements.

10. Review executive-level leadership development and succession plans.

11. Administer and make recommendations to the Board of Directors with respect to the Company's equity and other long-term incentive equity plans.

12. Produce the report on executive compensation required for the annual proxy statement.

13. Annually review and reassess the adequacy of the Committee's charter and its performance, and recommend any proposed changes in the charter to the Board of Directors for approval.

Safety Committee

Pursuant to its charter, the Safety Committee's responsibilities include the following:

1. Monitor management's efforts to ensure the safety of passengers and employees of the Air Group companies.

2. Monitor and assist management in creating a uniform safety culture that achieves the highest possible industry performance measures.

3. Review management's efforts to ensure aviation security and reduce the risk of security incidents.

4. Periodically review with management and outside experts all aspects of airline safety.

5. Evaluate the Company's health, safety and environmental policies and practices.

6. Annually review and reassess the adequacy of the Committee's performance and its charter, and recommend any proposed changes in the charter to the Board of Directors for approval.

Board and Committee Meetings

In 2010, the Board of Directors held six regular meetings. The standing Board committees held the following number of meetings in 2010:

- Audit Committee — 8
- Compensation Committee — 6
- Governance and Nominating Committee — 4
- Safety Committee — 6

Each director attended at least 92% of all Board and applicable committee meetings during 2010. Each director is expected to attend the Company's Annual Meeting of Stockholders. Last year, all directors attended the annual meeting.

Director Independence

The Board of Directors of the Company has determined that all of the directors except Mr. Ayer and Mr. Tilden, which includes each member of the Audit Committee, Governance and Nominating Committee, and Compensation Committee, are independent under the NYSE listing standards and the Company's independent director standards that are set forth in the Company's Corporate Governance Guidelines. In making its determination, the Board of Directors considered the amount of charitable contributions made by the Company to certain charitable organizations on which Ms. Bedient serves as director and the amount of a charitable contribution made by the Company to the University of Alaska where former director Mr. Mark Hamilton was previously employed as president. After consideration of these matters and in accordance with the Board's independent director criteria, the Board of Directors affirmatively determined that none of these matters is a material relationship with the Company because the amounts of the contributions were immaterial with respect to the Company's and the charitable organizations' annual revenues.

Each member of the Company's Audit Committee meets the additional independence, financial literacy and experience requirements contained in the corporate governance listing standards of the NYSE relating to audit committees or required by the SEC. The Board has determined that Ms. Bedient is an audit committee financial expert as defined in SEC rules.

The Corporate Governance Guidelines are available on the Company's internet website at http://www.alaskaair.com and are available in print to any stockholder who submits a written request to the Company's Corporate Secretary. Specifically, the Board has determined that independent directors meet the following criteria:

An independent director must have no material relationship with the Company, based on all material facts and circumstances. At a minimum, an independent director must meet each of the categorical standards listed below.

1. The director has not, within the last three years, been employed by and no immediate family member has been an executive officer of the Company.

2. Neither the director nor any immediate family member has, in any 12-month period in the last three years, received more than $100,000 in direct compensation from the Company, other than compensation for director or committee service and pension or other deferred compensation for prior service.

3. (i) Neither the director nor any immediate family member is a current partner of the Company's independent accountants firm; (ii) the director is not a current employee of

the independent accountants firm; (iii) no immediate family member is a current employee of the independent accountants firm working in its audit, assurance or tax compliance practice; and (iv) neither the director nor any immediate family member was an employee or partner of the independent accountants firm within the last three years and worked on the Company's audit within that time.

4. Neither the director nor any immediate family member has, within the last three years, been part of an interlocking directorate. This means that no executive officer of the Company serves on the compensation committee of a company that employs the director or immediate family member.

5. The director is not currently an employee and no immediate family member is an executive officer of another company (i) that represented at least 2% or $1 million, whichever is greater, of the Company's gross revenues, or (ii) of which the Company represented at least 2% or $1 million, whichever is greater, of such other company's gross revenues, in any of the last three fiscal years. Charitable contributions are excluded from this calculation.

The Board considers that the following situations do not create material relationships:

1. the receipt by a director of retirement compensation earned under one or more tax-qualified or nonqualified plans during the director's employment with the Company;

2. ordinary-course business between the Company and an organization of which the Board member is an officer or director, where the amount of such business is immaterial with respect to the Company's or the organization's annual revenues; or

3. the receipt of cash or in-kind contributions from the Company by a tax-exempt charitable organization of which the Board member is an officer or director, the value of which is immaterial with respect to the Company's or the charitable organization's annual revenues.

For the purposes of these standards, "Company" includes all Alaska Air Group subsidiaries and other affiliates. "Immediate family member" includes the director's spouse, domestic partner, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and anyone sharing the director's home. The independence standards for the members of the Audit Committee provide that in addition to the foregoing standards they may not (a) receive any compensation other than director's fees for Board and Audit Committee service and permitted retirement pay, or (b) be an "affiliate" of the Company as defined by applicable SEC rules.

Director Nomination Policy

Identification and Evaluation of Candidates

1. Internal Process for Identifying Candidates

The Governance and Nominating Committee (the "Committee") has two primary methods for identifying candidates (other than those proposed by the Company's stockholders, as discussed below). First, on a periodic basis, the Committee solicits ideas for possible candidates from a number of sources including, but not limited to, members of the Board, senior-level Company executives, individuals personally known to the members of the Board, and research.

Additionally, the Committee may, from time to time, use its authority under its charter to retain at the Company's expense one or more search firms to identify candidates (and to approve any such firms' fees and other retention terms). If the Committee retains one or more search firms, those firms may be asked to identify possible candidates who meet the minimum and desired qualifications established by the Committee and to undertake such other duties as the Committee may direct.

2. Candidates Proposed by Stockholders

a. General Nomination Right of All Stockholders

Any stockholder of the Company may nominate one or more persons for election as a director of the Company at an annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in Article II, Section 9 of the Company's Bylaws. The provisions generally require that written notice of a stockholder's intent to make a nomination for the election of directors be received by the Corporate Secretary of the Company no later than the close of business on 90th day, and no earlier than the close of business on the 120 day, prior to the first anniversary of the prior year's annual meeting. The written notice submitted by a stockholder must also satisfy the additional informational requirements set forth in Article II, Section 9 of the Bylaws. See "Submission of Proposals for Next Annual Meeting" for further information about the deadlines applicable to the submission of director nominations for next year's annual meeting of stockholders.

The Corporate Secretary and General Counsel will send a copy of the Company's Bylaws to any interested stockholder who requests them. The Company's Bylaws are also available on the Company's website at http://www.alaskaair.com.

b. Consideration of Director Candidates Recommended by Stockholders

The Committee will evaluate candidates recommended by a single stockholder, or group of stockholders, that has beneficially owned more than 5% of the Company's outstanding common stock for at least one year and that satisfies the notice, information and consent provisions set forth below (such individual or group is referred to as the "Qualified Stockholder"). The Committee's policy on the evaluation of candidates recommended by stockholders who are not Qualified Stockholders is to evaluate such recommendations, and establish procedures for such evaluations, on a case-by-case basis. This policy allows the Committee to devote an appropriate amount of its own and the Company's resources to each such recommendation, depending on the nature of the recommendation itself and any supporting materials provided. In addition, as discussed above, non-Qualified Stockholders have the ability to nominate one or more director candidates directly at the annual meeting. All candidates (whether identified internally or by a stockholder) who, after evaluation, are then recommended by the Committee and approved by the Board, will be included in the Company's recommended slate of director nominees in its proxy statement.

c. Initial Consideration of Candidates Recommended by Qualified Stockholders

The Committee will evaluate candidates recommended by Qualified Stockholders in accordance with the following procedures.

Qualified Stockholders may propose a candidate for evaluation by the Committee by delivering a written notice to the Committee satisfying each of the requirements described below (the "Notice"). The Notice must be received by the Committee not less than 120 calendar days before the anniversary of the date that the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting. No such notice was received in connection with the 2011 Annual Meeting.

Any candidate recommended by a Qualified Stockholder must be independent of the Qualified Stockholder in all respects (i.e., free of any material personal, professional, financial or business relationships from the nominating stockholder), as determined by the Committee or by applicable law. Any candidate submitted by a Qualified Stockholder must also meet the definition of an "independent director" under applicable NYSE rules.

The Notice shall also contain or be accompanied by the following information or documentation:

- Proof of the required stock ownership (including the required holding period) of the stockholder or group of stockholders. The Committee may determine whether the required stock ownership condition has been satisfied for any stockholder that is the stockholder of record. Any stockholder that is not the stockholder of record must submit such evidence as the Committee deems reasonable to evidence the required ownership percentage and holding period.
- A written statement that the stockholder intends to continue to own the required percentage of shares through the date of the annual meeting with respect to which the candidate is nominated.
- The name or names of each stockholder submitting the proposal, the name of the candidate, and the written consent of each such stockholder and the candidate to be publicly identified.
- Regarding the candidate, such person's name, age, business and residence address, principal occupation or employment, number of shares of the Company's stock beneficially owned, if any, a written résumé or curriculum vitae of personal and professional experiences, and all other information relating to the candidate that would be required to be disclosed in a proxy statement or other filings required in connection with the solicitation of proxies for election of directors pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder (the "Exchange Act").
- Regarding the candidate, information, documents or affidavits demonstrating to what extent the candidate meets the required minimum criteria, and the desirable qualities or skills, established by the Committee. The Notice must also include a written statement that the stockholder submitting the proposal and the candidate will make available to the Committee all information reasonably requested in furtherance of the Committee's evaluation of the candidate.
- Regarding the stockholder submitting the proposal, the person's business address and contact information and any other information that would be required to be disclosed in a proxy statement or other filings required in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act.
- The signature of each candidate and of each stockholder submitting the proposal.

The Notice shall be delivered in writing by registered or certified first-class mail, postage prepaid, to the following address:

Board of Directors
Alaska Air Group, Inc.
PO Box 68947
Seattle, WA 98168

The Corporate Secretary and General Counsel will promptly forward the Notice to the Lead Director and Chair of the Governance and Nominating Committee.

d. Initial Consideration of Candidates Recommended by Other Stockholders

If, based on the Committee's initial screening of a candidate recommended by a Qualified Stockholder, a candidate continues to be of interest to the Committee, the Chair of the Committee will request that the CEO interview the candidate and the candidate will be interviewed by one or more of the other Committee members. If the results of these interviews are favorable, the candidate recommended by a Qualified Stockholder will be evaluated as set forth below. Except as may be required by applicable law, rule or regulation, the Committee will have no obligation to discuss the outcome of the evaluation process or the reasons for the Committee's recommendations with any Qualified Stockholder who made a proposal.

3. Evaluation of Candidates

As to each recommended candidate that the Committee believes merits consideration, the Committee will cause to be assembled information concerning the background, qualifications and appropriate references of the candidate, including information concerning the candidate required to be disclosed in the Company's proxy statement under the rules of the SEC and any relationship between the candidate and the person or persons recommending the candidate. The Committee will then (i) determine if the candidate satisfies the qualifications set forth below under the caption "Policy on Minimum Qualifications for All Directors"; (ii) conduct interviews with the candidate as it deems necessary and appropriate; and (iii) consider the contribution that the candidate can be expected to make to the overall functioning of the Board. The Committee will then meet to consider and finalize its list of recommended candidates for the Board's consideration.

The Governance and Nominating Committee will consider incumbent candidates based on the same criteria used for candidates recommended by Qualified Stockholders, provided that incumbents will also be considered on the basis of the Committee's annual evaluations of the effectiveness of the Board, its committees and their members.

Policy on Minimum Qualifications for All Directors

While there is no formal list of qualifications, the Governance and Nominating Committee considers, among other things, the prospective nominee's relevant experience, intelligence, independence, commitment, ability to work with the CEO and within the Board culture, prominence, diversity, age, understanding of the Company's business, and other factors deemed relevant to Alaska Air Group Board service. Diversity is considered broadly, not merely with regard to race, gender, or national origin, but also with regard to general background, geographical location, and other facts. The consideration of diversity is implemented through discussions at the Governance and Nominating Committee. In addition, on an annual basis, as part of the Board's self-evaluation, the Board assesses whether the mix and diversity of Board members is appropriate for the Company. For a candidate to serve as an independent director, an independent and questioning mindset is critical. The Committee also considers a prospective candidate's workload and whether he or she would be able to attend the vast majority of Board meetings, be willing and available to serve on Board committees, and be able to devote the additional time and effort necessary to keep up with Board matters and the rapidly changing environment in which the Company operates. Different substantive areas may assume greater or lesser significance at particular times, in light of the Board's present composition and the Committee's (or the Board's) perceptions about future issues and needs. Relevant experiences might include, among other things, CEO experience, senior-level international experience, senior-level regulatory or legal experience, and relevant senior-level expertise in one or more of the following areas — finance, accounting, sales and marketing, safety, organizational development, information technology, and government and public relations.

Board Leadership

The Board currently has a combined Chair and CEO and an independent Lead Director. The designation of a lead director is intended to promote independence and appropriate oversight of management. The Lead Director serves as the Chair of the Governance and Nominating Committee. The Lead Director's responsibilities are (a) to preside over periodic meetings of non-management directors as described in Section 2.1.3 of the Company's Corporate Governance Guidelines; (b) to lead the non-management directors' annual evaluation of the CEO; (c) to conduct interviews annually, including a discussion of each individual director's self-assessment of his or her contribution, prior to nomination for election at the next annual meeting; (d) to discuss any proposed changes to committee assignments with each affected director annually in advance of the Governance and Nominating Committee making its committee membership recommendations to the Board; (e) to review and provide input to Board meeting agendas; and (f) such other duties as may be described in the Company's Corporate Governance Guidelines. In choosing this structure, the Board takes into consideration the highly technical nature of the airline business and the importance of having deep, specific industry knowledge when setting agendas and leading the Board's discussions on issues of strategic importance. Because the CEO is responsible for the day-to-day operation of the Company and for implementation of the Company's strategy, which is of critical importance to the Company's performance, the Board believes that he or she generally is best suited to serve as Board Chair. The Board may decide to separate the CEO and Chair roles from time to time at its discretion, especially during a transition of leadership.

Risk Oversight

Alaska Air Group has adopted an enterprise wide Risk Analysis and Oversight Program. This Program is designed to: a) identify the various risks faced by the organization; b) assign responsibility for managing those risks to individual executives within the management ranks; and c) align these management assignments with appropriate board-level oversight.

Responsibility for the oversight of the Program itself has been delegated to the Board's Audit Committee. In turn, the Audit Committee has tasked the Company's Chief Risk, Compliance and Ethics Officer with the day-to-day design and implementation of the Program. Under the Program, an Alaska Air Group Risk Matrix has been developed and the organization's most prominent risks have been identified, responsibility has been assigned to appropriate executives, and assignments have been aligned for appropriate Board oversight. Responsibility for managing these risks includes strategies related to both mitigation (acceptance and management) and transfer (insurance). The Risk Matrix is an ever-changing document and is updated continuously. At a minimum, the Audit Committee receives quarterly written reports regarding the Program and an annual in-person review of the Program's status by the Chief Risk, Compliance and Ethics Officer.

The Program also provides that each year the Audit Committee and the Governance and Nominating Committee of the Air Group Board work with the Chief Risk, Compliance and Ethics Officer and Air Group's Management Executive Committee to identify the most pressing risk issues for the next year. This subset of the Risk Matrix is then designated for heightened oversight during the next year, including in-person presentations by the designated management executive to the appropriate Board entity. Furthermore, these areas of emphasis regarding risk(s) are specifically reviewed and discussed with executive management during an annual executive officer planning session, in the third quarter of each year, and are incorporated into the process of developing the Air Group strategic plan for the coming year.

As part of its oversight of the Company's executive compensation program, the Compensation Committee, along with its current independent consultant, Mercer Consulting (retained by the Committee in late 2009), and the Company's management team, has reviewed the risk impact of the Company's executive compensation. Based on this review, the Company has concluded that its executive compensation programs do not encourage risk taking to a degree that is reasonably likely to have a materially adverse impact on the Company.

The Company believes that its leadership structure, discussed in detail under the heading "Board Leadership" above, supports the risk oversight function of the Board for the same reasons that it believes the leadership structure is most effective for the Company, namely that, while facilitating open discussion and communication from independent members of the Board, it ensures that strategic discussions are led by an individual with a deep understanding of the highly technical and complex nature of the airline business.

Executive Sessions and Lead Director

The Air Group Board holds regular executive sessions of non-management directors quarterly. As provided in the Charter of the Governance and Nominating Committee, the Lead Director who presides over these executive sessions is the Chair of the Governance and Nominating Committee.

Stockholder Communication Policy

Any stockholder or interested party who wishes to communicate with the Alaska Air Group Board of Directors or any specific directors, including the Lead Director (who presides over executive sessions of the non-employee directors) or with the non-employee directors as a group, may write to:

Board of Directors
Alaska Air Group, Inc.
PO Box 68947
Seattle, WA 98168

Depending on the subject matter, management will:

- forward the communication to the director or directors to whom it is addressed (for example, if the communication received deals with questions, concerns or complaints regarding accounting, internal accounting controls and auditing matters, it will be forwarded by management to the Chair of the Audit Committee for review);
- attempt to handle the inquiry directly (for example, where it is a request for information about the Company's operations or it is a stock-related matter that does not appear to require direct attention by the Board or any individual director); or
- not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each meeting of the Governance and Nominating Committee, the Corporate Secretary presents a summary of all communications received since the last meeting of the Governance and Nominating Committee and will make those communications available to any director on request.

2010 DIRECTOR COMPENSATION

The following table presents information regarding the compensation paid for 2010 to members of our Board of Directors who are not also our employees (referred to herein as "Non-Employee Directors"). The compensation paid to Mr. Ayer and Mr. Tilden, who are also our employees, is presented in the Summary Compensation Table and the related explanatory tables. Neither Mr. Ayer nor Mr. Tilden receive additional compensation for their service as directors.

Name (a)	Fees Earned or Paid in Cash ($) (1) (b)	Stock Awards ($) (2) (c)	Option Awards ($) (2) (d)	Non-Equity Incentive Plan Compensation ($) (2) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (2) (f)	All Other Compensation ($) (3)	Total ($) (h)
Patricia M. Bedient	58,482	35,968	0	0	0	1,260	95,710
Marion C. Blakey(4)	25,084	20,999	0	0	0	545	46,628
Phyllis J. Campbell	55,382	35,968	0	0	0	19,281	110,631
Mark R. Hamilton(5)	50,632	35,968	0	0	0	21,130	107,730
Jessie J. Knight, Jr.	50,582	35,968	0	0	0	6,073	91,423
R. Marc Langland	63,932	35,968	0	0	0	20,459	119,855
Dennis F. Madsen	53,982	35,968	0	0	0	16,010	105,960
Byron I. Mallott	49,332	35,968	0	0	0	33,491	118,791
J. Kenneth Thompson	56,332	35,968	0	0	0	27,380	119,680

(1) Following the 2010 Annual Meeting, directors received an annual cash retainer of $43,000 in lieu of payments for individual board and committee meeting fees and interim telephone update participation fees. Prior to the 2010 Annual Meeting, directors received attendance fees for each meeting attended. In addition to the $43,000 annual retainer, the compensation for non-employee directors included the following:

- an annual retainer of $10,000 to the Governance and Nominating Committee chair, who is also the Lead Director;
- an annual retainer of $8,000 to the Audit Committee chair and $5,000 to Compensation and Safety Committee chairs;
- an annual retainer of $1,000 to non-employee directors who also served on the Boards of Directors of Alaska Airlines or Horizon Air;
- reimbursement of expenses in connection with attending Board and committee meetings as well as expenses in connection with director education.

(2) In addition to the annual cash retainer, non-employee directors are granted deferred stock units under the 2008 Performance Incentive Plan, with the number of fully vested stock units determined by dividing $36,000 by the closing price of the Company's common stock on the date of the annual stockholders meeting. The stock units will be paid in shares of common stock on a one-for-one basis following the termination of the director's service as a member of the Board.

As of December 31, 2010, non-employee directors each held 4,126 fully vested deferred stock units with the exception of Ms. Blakey who held 425 fully vested deferred stock units. See discussion of these awards in Note 10 to the Company's Consolidated Financial Statements included as part of the Company's 2010 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference. The non-employee directors do not hold any outstanding options.

Alaska Air Group directors do not participate in any non-equity incentive compensation plans, nor do they participate in a nonqualified deferred compensation plan. Directors do not receive pension benefits for their service.

(3) As part of each director's compensation, the Non-Employee Director and the Non-Employee Director's spouse were provided transportation on Alaska Airlines and Horizon Air. Included in the All Other Compensation column

for each Non-Employee Director is the incremental cost to the Company of providing these benefits, as well as the value of each director's (and his or her spouse's) membership in the Company's airport Boardroom program. Positive-space travel is a benefit unique to the airline industry. By providing this travel without tax consequences to Non-Employee Directors, the Company is able to deliver a highly valued benefit at a low cost, and believes this benefit encourages Non-Employee Directors to travel, thus enhancing their connection to the Alaska Airlines and Horizon Air products and services.

In addition, the All Other Compensation column includes the value of reimbursements for taxes on the transportation benefits provided to each director as quantified below:

Director	Value of Taxes Paid ($)
Patricia M. Bedient	720
Marion C. Blakey	0
Phyllis J. Campbell	18,736
Mark R. Hamilton	20,585
Jessie J. Knight, Jr.	5,528
R. Marc Langland	19,914
Dennis F. Madsen	15,465
Byron I. Mallott	32,946
J. Kenneth Thompson	26,835

(4) Ms. Blakey was appointed to the Board in October 2010. The cash retainer paid and value of deferred stock units granted to Ms. Blakey were prorated based on the remaining months of service in the 2010-2011 service period.

(5) Mr. Hamilton resigned from the Board effective January 9, 2011.

CODE OF CONDUCT AND ETHICS

The Company has adopted a Code of Conduct and Ethics that applies to all employees of the Company, including our CEO, CFO, principal accounting officer and persons performing similar functions. The Code of Conduct and Ethics is located on the Company's internet website at http://www.alaskaair.com and is available in print to any stockholder who requests it. Information on the Company's website, however, does not form a part of this proxy statement. The Company intends to disclose any amendments (other than technical, administrative or non-substantive amendments) to, and any waivers from, a provision of the Code of Conduct and Ethics for directors or executive officers on the Company's internet website.

Policies and Procedures for Approval of Related Person Transactions

The Board of Directors has adopted a written policy for review, approval or ratification of any transaction, arrangement or relationship in which (i) the Company was, is or will be a participant, (ii) the aggregate amount involved exceeds $120,000 in any calendar year, and (iii) a related person has or will have a direct or indirect material interest (other than solely as a result of being a director or the beneficial owner of less than 10% of another entity). For purposes of the policy, a related person is (i) any person who is, or at any time since the beginning of the last fiscal year was, one of the directors or executive officers or a nominee to become a director, (ii) any beneficial owner of more than 5% of our common stock, or (iii) any immediate family member of any the these persons.

Under the policy, once a related person transaction has been identified, the Audit Committee (or, for transactions that involve less than $1 million in the aggregate, the Chair of the Audit Committee) must review the transaction for approval or ratification. Members of the Audit Committee or the Chair of the Audit Committee, as applicable, will review all relevant facts regarding the transaction in determining whether to approve or ratify it, including the extent of the related person's interest in the transaction, whether the terms are comparable to those generally available in arms' length transactions, and whether the transaction is consistent with the best interests of the Company. The related person involved in the transaction will participate in the approval or ratification process only to provide additional information as requested for the review. Once initially approved or ratified, all transactions with related persons will be reviewed at least annually.

The policy does not require review or approval of the following transactions: (i) employment by the Company of an executive officer unless he or she is an immediate family member of another related person; (ii) any compensation paid by the Company to a director; and (iii) a transaction in which a related person's interest arises solely from the ownership of equity securities and all holders of the securities receive the same benefit on a pro rata basis.

Certain Transactions with Related Persons

The Company and its subsidiaries have transactions in the ordinary course of business with other corporations of which the Company's executive officers or directors or members of their immediate families are directors, executive officers, or stockholders. The amounts involved are less than the disclosure thresholds set by the SEC, or the executive officer or director or his or her family member does not have a direct or indirect material interest, as that term is used in SEC rules, in the transaction.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and certain of its officers to send reports of their ownership of Company common stock and changes in such ownership to the SEC and the NYSE. The Company assists its directors and officers by preparing forms for filing. SEC regulations also require the Company to identify in this proxy statement any person subject to this requirement who failed to file a report on a timely basis. A Form 4 due May 14, 2010 for Mr. Keith Loveless, relating to a same-day exercise and sale of stock options, was instead filed on May 17, 2010. Except for this report on Form 4, based on a review of copies of reports furnished to the Company and written representations that no other reports were required, the Company believes that everyone subject to Section 16(a) filed the required reports on a timely basis during 2010.

Selection of Independent Accountants for the Current Fiscal Year

The Audit Committee of the Board of Directors has selected, and is recommending that stockholders ratify, KPMG LLP ("KPMG") as the Company's independent accountants for the 2011 fiscal year. KPMG also served as the Company's independent accountants for fiscal 2010. Representatives of KPMG are expected to attend the meeting to respond to questions from stockholders and will have the opportunity to make a statement, if they wish to do so.

Fees Paid to Independent Accountants

During fiscal years 2010, 2009 and 2008, the Company retained KPMG as its principal auditors. The independent accountants provided services in the following categories and amounts:

2010	KPMG LLP
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	$1,011,950
Audit-Related Fees(2)	142,216
Tax Fees(3)	17,366
All Other Fees(4)	25,000
Total Fees for 2010	$1,196,532
2009	**KPMG LLP**
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	$1,036,907
Audit-Related Fees(2)	138,365
Tax Fees(3)	22,108
All Other Fees(4)	25,000
Total Fees for 2009	$1,222,380
2008	**KPMG LLP**
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	$1,127,591
Audit-Related Fees(2)	166,224
All Other Fees(4)	30,500
Total Fees for 2008	$1,324,315

(1) Audit fees represent the arranged fees for the years presented, including the annual audit of internal controls as mandated under Sarbanes-Oxley Section 404, and out-of-pocket expenses reimbursed during the respective year.

(2) Consists of fees paid in connection with the audit of Air Group's employee benefit plans in all years and, in 2008, fees incurred in connection with the Form S-8 Registration Statement filed on June 18, 2008.

(3) Consists of fees paid for professional services in connection with tax consulting related to specific aircraft leasing and acquisition matters. These services were pre-approved by the Audit Committee.

(4) Consists of fees paid for professional services in connection with (i) the audit of passenger facility charges and examination of related controls, (ii) the examination of agreed-upon procedures for the U.S. Citizenship and Immigration Services, and in 2008, (iii) agreed-upon procedures regarding Air Group's employee incentive pay plans.

The Audit Committee has considered whether the provision of the non-audit services referenced above is compatible with maintaining the independence of the Company's independent accountants, and has determined that it does not impact the independence of the accountants.

Independent Auditor Engagement Policy

The Audit Committee has established an Independent Auditor Engagement Policy that is designed to ensure that the Company's independent accountant performs its services independently and with the highest integrity and professionalism. The Audit Committee reviews the policy annually.

The policy provides that any engagement of the Company's outside accountant must be consistent with principles determined by the SEC, namely, whether the independent accountant is capable of exercising impartial judgment on all issues encompassed within the accountant's engagement.

Permitted services under the policy include audit services, audit-related services, certain tax services and certain other services not prohibited by SEC rules or other federal regulations. Before retaining its independent accountant for non-audit services, the Audit Committee will consider factors such as whether the services might compromise the accountant's independence, whether the accountant is the best provider for the services, and the appropriate proportion of audit to non-audit services.

All services must be pre-approved by the Audit Committee except for certain services other than audit, review or attest services that meet the "de minimis exception" under 17 CFR Section 210.2-01, namely:

- the aggregate amount of fees paid for all such services is not more than five percent (5%) of the total fees paid by the Company to its accountant during the fiscal year in which the services are provided;
- such services were not recognized by the Company at the time of the engagement to be non-audit services; and
- such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit.

During fiscal years 2010, 2009 and 2008, there were no such services that were performed pursuant to the "de minimis exception."

AUDIT COMMITTEE REPORT

The following report of the Audit Committee shall not be deemed to be soliciting material or to be filed with the SEC under the Exchange Act, as amended, or incorporated by reference in any document so filed.

Review of Our Company's Audited Financial Statements

The Audit Committee has reviewed and discussed with management and KPMG, the Company's independent accountants, the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010. The Committee believes that management maintains an effective system of internal controls that results in fairly presented financial statements.

The discussions with KPMG also included the material and judgmental matters required by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

The Committee has also received and reviewed the written disclosures and the KPMG letter required by PCAOB Rule 3526, *Communicating with Audit Committees Concerning Independence*, and has discussed with KPMG their independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Alaska Air Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Audit Committee of the Board of Directors

Patricia M. Bedient, Chair
Marion C. Blakey, Member
Mark R. Hamilton, Member*
Dennis F. Madsen, Member

* Mr. Hamilton resigned from the Board effective January 9, 2011.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

This table shows how much Company common stock is owned as of March 18, 2011, by (a) each director and nominee, (b) each of the Company's executive officers named in the Summary Compensation Table, and (c) all executive officers as a group. Except as otherwise indicated and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned.

Ownership of Management

Name	Number of Shares of Common Stock Owned(1)	Options Exercisable within 60 Days	Total Shares Beneficially Owned(2)	Percent of Outstanding Shares(3)
William S. Ayer	47,372	202,105	249,477	*
Patricia M. Bedient	7,208	0	7,208	*
Marion C. Blakey	425	0	425	*
Phyllis J. Campbell	7,350	0	7,350	*
Jessie J. Knight, Jr.	8,378	0	8,378	*
R. Marc Langland	9,974	0	9,974	*
Dennis F. Madsen	8,064	0	8,064	*
Byron I. Mallott	8,083	0	8,083	*
J. Kenneth Thompson	14,208	0	14,208	*
Bradley D. Tilden	30,649	87,944	118,593	*
Glenn S. Johnson	23,476	0	23,476	*
Benito Minicucci	4,519	10,994	15,513	*
Jeffrey D. Pinneo	11,713	12,350	24,063	*
Brandon S. Pedersen	4,515	9,710	14,225	*
All Company directors and executive officers as a group (17 persons)	199,549	332,964	532,513	*

*Less than 1%

(1) Consists of the aggregate total of shares of common stock held by the reporting person either directly or indirectly, including 401(k) plan holdings.

(2) Total beneficial ownership is determined in accordance with the rules of the SEC and represents the sum of the columns "Number of Shares of Common Stock Owned" and "Options Exercisable within 60 Days." Beneficial ownership does not include shares of common stock payable upon the vesting of restricted stock units, none of which will vest within 60 days, as follows: Mr. Ayer, 85,413; Mr. Johnson, 23,102; Mr. Tilden, 33,744; Mr. Minicucci, 45,290; Mr. Pinneo, 17,400; and Mr. Pedersen, 13,305. This table also excludes shares of common stock payable upon vesting of performance stock units, none of which will vest within the next 60 days, and which are described in the "2010 Grants of Plan Based Awards" table on page 60.

Total shares beneficially owned reported for non-employee directors also include common shares to be issued upon the director's resignation from the board. The aggregate number of deferred stock units granted to date: Ms. Bedient, 4,126; Ms. Blakey, 425; Ms. Campbell, 4,126; Mr. Knight, 4,126; Mr. Langland, 4,126; Mr. Madsen, 4,126; Mr. Mallott, 4,126; and Mr. Thompson, 4,126.

(3) We determined applicable percentage ownership based on 36,031,033 shares of our common stock outstanding as of March 18, 2011.

The table below identifies those persons known by us to have beneficial ownership of more than 5% of the Company's outstanding common stock, as of March 18, 2011.

5% or More Beneficial Ownership

Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Outstanding Shares (1)
BlackRock, Inc. (2) 40 East 52nd Street New York, New York 10022	3,122,156	8.7%
PRIMECAP Management Company (3)(4) 225 South Lake Avenue, #400 Pasadena, California 91101	2,654,950	7.4%

(1) We determine applicable percentage ownership based on more than 36,031,033 shares of our common stock outstanding as of March 18, 2011.

(2) Beneficial ownership information is based on a Schedule 13G/A filed by BlackRock, Inc. ("BlackRock") on January 21, 2011. BlackRock reported in the Schedule 13G that it had sole voting power and sole dispositive power over all 3,122,156 shares.

(3) Beneficial ownership information is based on a Schedule 13G/A filed by PRIMECAP Management Company ("PRIMECAP") on February 4, 2011. PRIMECAP reported in the Schedule 13G/A that it had sole voting power over 218,810 shares and sole dispositive power over all 2,654,950 shares.

(4) A Schedule 13G/A filed on February 9, 2011 by Vanguard Chester Funds — Vanguard Primecap Fund ("Vanguard"), reported sole voting power over 2,410,000 of the shares representing 6.54% of our outstanding common stock. The Vanguard Primecap Fund shares are included in the shares reported in the table as beneficially owned by PRIMECAP Management Company.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

This section contains a discussion of the material elements of compensation earned during 2010 by the Company's Named Executive Officers listed in the Summary Compensation Table below: William S. Ayer, CEO of Alaska Air Group; Bradley D. Tilden, president of operating subsidiary Alaska Airlines; Glenn S. Johnson, president of operating subsidiary Horizon Air Industries (who served as Alaska Air Group CFO for part of 2010); Benito Minicucci, COO of Alaska Airlines; Jeffrey D. Pinneo, former CEO of Horizon Air Industries (who held this position for part of 2010); and Brandon S. Pedersen, CFO of Alaska Air Group.

The structure of the Company's executive compensation program is designed to compensate executives appropriately and competitively and to drive superior performance. Because the Named Executive Officers are primarily responsible for the overall execution of the Company's strategy, a high percentage of their total direct compensation is variable and tied to Company performance, thereby providing incentives to achieve goals that help create value for stockholders. The Compensation Committee believes it has designed the overall compensation program in such a way as to deter excessive risk-taking and to encourage executives to focus on the long-term success of the Company, resulting in the alignment of the interests of executives with those of stockholders by:

- encompassing several different financial and operational goals;
- overlapping performance periods;
- incorporating short-term and long-term performance periods of varying lengths;
- capping short-term cash incentives;

- allowing Committee discretion to reduce amounts otherwise payable under certain awards;
- scaling compensation to our industry;
- considering internal equitability among Company executives; and
- reflecting the current business challenges facing the Company.

The Compensation Committee has reviewed its compensation programs for executives and for non-executives and believes that they do not create risks that would be reasonably likely to have a material, adverse effect on the Company.

Objectives of our Executive Compensation Program

The objectives of the executive compensation programs, as determined by the Alaska Air Group Board Compensation Committee, are as follows:

- to attract and retain highly qualified executives who share the Company's values and commitment to the Company's strategic plan by designing the total compensation package to be competitive with appropriate reference points;
- to motivate executives to provide excellent leadership and achieve Company goals by linking incentive pay to the achievement of specific goals as reflected in the Performance-Based Pay plan and the Company's strategic plan;
- to align the interests of executives, employees, and stockholders by tying a large portion of our executives' total direct compensation (defined as base salary, short- term incentive pay, and equity awards) to the achievement of objective goals related to the Company's financial performance, safety record, cost structure, and customer satisfaction; and
- to provide executives with reasonable security to motivate them to continue employment with the Company and achieve goals that will help the Company remain competitive and thrive for the long term.

How Executive Compensation is Determined

The Role of the Compensation Committee and Consultants

The Compensation Committee determines and approves the Named Executive Officers' compensation. The Committee's current compensation consultant is Mercer Consulting, LLP. When determining executive compensation, the Committee considers input from a variety of sources and also several other factors described below.

How the Elements of our Executive Compensation Program were Selected

The Compensation Committee conducts periodic reviews of the Company's executive compensation to ensure that it is structured to satisfy the Committee's objectives. The Committee considers how each component of compensation motivates executives to help the Company achieve its performance goals and how it promotes retention of executives who share the Company's values. The compensation structure is designed to promote initiative, resourcefulness and teamwork by key employees whose performance and responsibilities directly affect the performance of the business.

The Committee uses both fixed compensation and variable performance-based compensation to achieve a balanced program that is competitive and provides appropriate incentives. Base salaries, benefits, perquisites, retirement benefits, and change-in-control benefits are intended to attract and retain highly qualified executives and are paid out on a short-term or current basis. Annual incentives and long-term equity-based incentives are intended to motivate executives to achieve specific performance objectives.

The Committee believes that this mix of short-term and longer-term compensation allows it to achieve dual goals of attracting and retaining highly qualified executives and providing meaningful performance incentives for those executives.

Executive Pay Mix and the Emphasis on Variable Pay

The Compensation Committee believes that emphasis on variable compensation at the senior executive levels of the Company is a key element in achieving a pay-for-performance culture, aligning management's interests with those of the Company's stockholders. At the same time, the Committee believes that the executive compensation program provides meaningful incentives for executives while balancing risk and appropriate reward. The Committee, when determining executive pay, attempts to ensure that compensation is closely aligned with the overall strategy of the Company, with superior performance and stockholder return as the ultimate motivation.

Total direct compensation for a Named Executive Officer is tailored to place a substantial emphasis on pay that is variable and tied to performance objectives. For 2010, the Committee approved target-level compensation for Mr. Ayer that is 80% variable and tied to stockholder value creation. With respect to the other Named Executive Officers, the Committee approved target compensation that is on average 73% variable and tied to stockholder value creation.

Total Direct Compensation of Chief Executive Officer


20% Base Pay
80% Variable Pay

Total Direct Compensation of Other Named Executive Officers


27% Base Pay
73% Variable Pay

The Use of Benchmarking

Periodically, the Committee reviews and analyzes total direct compensation at the executive level. In analyzing the Named Executive Officers' compensation for 2010, the Committee reviewed the total direct compensation for executives with a peer group of air carriers consisting of Air Tran Holdings, AMR Corporation, Continental Airlines, Delta Air Lines, ExpressJet, JetBlue Airways, Hawaiian Holdings, Mesa Air Group, Republic Airways Holdings, SkyWest, Southwest Airlines, United Airlines, and US Airways Group. In general, the Company's executive compensation program is designed to achieve total direct compensation at the 50th percentile of the peer group data for Named Executive Officers.

The Application of Internal Equity Considerations

The Committee believes that the appropriate way to compensate Named Executive Officers is to consider many principles of compensation, including internal equity. The Committee does not solely accept "benchmarking" data as a basis for setting compensation levels. Thus, while the Committee has considered peer group data as described above, it has also applied other compensation principles, most notably internal equity, when determining executive compensation. At current levels, the CEO's total direct compensation represents approximately two and one-half times that of the Executive Vice President level, and approximately five times that of the Vice President level. By considering internal equity, the Committee remains mindful of the ratio of CEO to employee pay and, as a result, is able to structure executive compensation in a way that is more insulated from external ratcheting effects.

The Use of Tally Sheets

Annually, the Committee reviews tally sheets that show each element of compensation for Named Executive Officers. Base salaries, incentive plan payments, equity awards, equity exercises, perquisites, and health and retirement benefits are included on tally sheets, which are prepared by the Company's corporate affairs and human resources departments. To date, the Committee has used the tally sheets to verify that executive compensation is internally equitable and proportioned according to the Committee's expectations.

The Use of Performance Measures

The Committee uses objective performance goals in the "Performance-Based Pay" annual incentive plan. The Committee also applies performance measures as a basis for determining long-term equity awards. Annual incentives and long-term incentives are intended to motivate executives to achieve superior performance levels by setting goals that are tied to the Company's strategic plan and by linking executives' compensation to long-term stockholder gain. All employee groups at the Company participated in the Performance-Based Pay plan during 2010. The Committee believes having incentive pay tied to shared performance targets motivates all employees across the Company to achieve the same goals.

Current Executive Pay Elements

Base Pay

In general, for Named Executive Officers, the Committee targets base salary levels at the 25th percentile based on peer group data identified in the review described in this discussion. For other vice president-level executives, the Committee targets base salary levels at the 50th percentile. The Committee assesses each executive's duties and scope of responsibilities, past performance and expected future contributions to the Company, the market demand for the individual's skills, the individual's influence on long-term Company strategies and success, the individual's leadership performance, and internal equity considerations.

In February 2011, the Committee approved an increase in Mr. Ayer's annual base salary from $400,000 to $412,000. The Committee took into account the excellent financial and operational performance of the Company during 2010 and that, even after giving effect to the increase, Mr. Ayer's salary remains below the 25th percentile for CEOs in the peer group. The chart below depicts CEO base salaries at airline peer group companies.

CEO Base Pay Comparisons (Airlines)

2010 Base Salary	
Alaska Air Group, Inc.	$400,000
Base Salary (Air Group peers)*	
AMR Corporation	$669,646
Delta Airlines, Inc.	$600,000
JetBlue Airways Corporation	$600,000
Southwest Airlines Corporation	$441,750
UAL Corporation	$975,000
US Airways Group, Inc.	$550,000
Average Base Salary (Air Group peers)	**$639,399**

* Amounts are derived from most recent compensation data available as of the date of this proxy statement. In most cases, this is the 2010 base salary as reported in the respective company's 2011 proxy statement.

The Committee believes that 25th percentile base salary levels for the other Named Executive Officers, with the opportunity to earn market-level compensation through short- and long-term incentive plans that pay when performance objectives are met, are appropriate. Mr. Pedersen's base pay falls below the 25th percentile for CFOs at peer companies because he was elected to that position in mid 2010.

Performance-Based Annual Pay

The Company's Named Executive Officers are eligible to earn annual incentive pay under the Performance-Based Pay plan, which is intended to motivate the executives to achieve specific Company goals. The majority of the Company's employees participated in the Performance-Based Pay plan during 2010. The Committee aligns executive compensation with the Company's strategic plan by choosing a target performance level for each operational or financial goal (outlined in the 2010 Performance-Based Pay Metrics table below) that is consistent with the Company's strategic plan goals.

Each participant in the Performance-Based Pay plan is assigned a target participation level that is generally consistent with target participation levels of the Company's peer group and is expressed as a percentage of the participant's base salary. For the Named Executive Officers, the 2010 target participation levels are as follows:

Performance-Based Pay Plan Participation

Name	Target Participation as % of Base Salary
William S. Ayer	100%
Glenn S. Johnson	75%
Bradley D. Tilden	85%
Benito Minicucci	75%
Jeffrey D. Pinneo	75%
Brandon S. Pedersen	65%

Incentive award payments may range from zero to 200% of the Named Executive Officers' target based on the achievement of the objective performance standards set by the Compensation Committee at the beginning of each year. For 2010, the Performance-Based Pay Plan metrics were set as follows:

2010 Performance-Based Pay Metrics

		Threshold		Target		Maximum	
Goal	Weight	Alaska	Horizon	Alaska	Horizon	Alaska	Horizon
Operational Performance							
Safety	10%						
• Lost-time injuries per 100 full-time employees (5%)		4.7 or fewer	3.9 or fewer	4.4 or fewer	3.7 or fewer	4.2 or fewer	3.5 or fewer
• Aircraft ground damage (5%)		2.2 or fewer	2.2 or fewer	2.0 or fewer	2.0 or fewer	1.7 or fewer	1.5 or fewer
Employee Engagement/ Customer Satisfaction	10%						
• Measured by the number of months we exceed our monthly customer satisfaction goal		5 mos.	6 mos.	8 mos.	9 mos.	11 mos.	12 mos.
CASM	10%						
• Cost per available seat mile excluding fuel		8.10¢	14.95¢	7.90¢	14.81¢	7.60¢	14.50¢
Alaska Air Group Profitability							
Adjusted Pretax Profit	70%	$75 million		$220 million		$350 million	

Annual target performance measures reflect financial and operational goals that are consistent with the strategic plan. Maximum goals reflect superior performance, while threshold goals generally reflect a minimum level of improvement over the prior year's performance. The 2010 Alaska Air Group profitability target corresponded to a 5% adjusted pre-tax profit margin and a 6.5% return on invested capital (ROIC), which represented significant progress toward achieving the Company's ultimate goal of a 10% ROIC over the business cycle. The Safety and Employee Engagement measures were set to drive continuous improvement and to maintain the Company's reputation as a leader in the industry in these areas. The CASM (excluding fuel and special items) metric was similarly chosen to promote the Company's progress on its strategic plan. The modifier was selected to align with each subsidiary's operational performance goals measured by non-ticket passenger revenue.

The Committee believes that using adjusted measures, such as CASM (excluding fuel) and adjusted pre-tax profit*, rather than GAAP measures more closely ties results to elements of performance that can be controlled by the decisions and actions of employees, thereby providing a more direct link between performance and reward. In addition, by removing the short-term impact of certain business decisions (such as how to finance an asset, for example), using adjusted measures encourages executives to make decisions that are in the best interest of the company over the long term.

*Note: Adjusted pre-tax profit means the net income of Alaska Air Group as computed by Generally Accepted Accounting Principles (GAAP), adjusted for Excluded Items and Alternative Account Treatments. "Excluded Items" means (a) income taxes, (b) pretax expense under any Alaska Air Group (or subsidiary) profit sharing, performance-based pay, operational performance rewards, variable pay plan, or similar such programs as determined in the discretion of the Compensation Committee, and (c) special income or expense items that, in the discretion of the Compensation Committee, should be excluded because recognizing them would not appropriately serve the goals of the Plan. These may include, without limitation, gain or loss on disposition of capital assets, impairments or other fleet exit costs, expenses from voluntary or involuntary severance programs, government refunds or assistance and cumulative effect of accounting changes. "Alternative Accounting Treatments" means expense or income items that, for purposes of calculating Adjusted Pretax Profit, the Company (or any subsidiary) will account for based on non-GAAP methods because, in the discretion of the Compensation Committee, using GAAP accounting methods would not appropriately serve the goals of the Plan. These may include, without limitation, fuel hedge accounting on an "as settled" basis.

For 2010, a modifier was added to the Performance-Based Pay plan that resulted in plus or minus ten percentage points based on Alaska Air Group's non-ticket passenger revenue per passenger. This measure reinforced the Company's 2010 strategic goal of increasing revenues. The performance measures are detailed below:

Modifier to Performance-Based Pay

Alaska Air Group Non-Ticket Passenger Revenue Per Passenger Performance Goal												
-10 pts	-10 pts	-8 pts	-6 pts	-4 pts	-2 pts	No Adj.	+1 pts	+2 pts	+4 pts	+6 pts	+8 pts	+10 pts
$8.00	8.50	9.00	9.25	9.50	9.75	10.00	10.25	10.50	10.75	11.00	11.50	12.00

Following is an example of the calculation of the 2010 Performance-Based Pay plan payout for an Alaska Airlines executive whose target participation is 75% of base salary.

2010 Performance-Based Pay Calculation*

Metrics	Actual	% of Target Achieved	Weight	Payout %
Safety - Lost-time injuries	5	0.0%	5.0%	0.0%
Safety - Aircraft ground damage	1.8	166.7%	5.0%	8.3%
Employee Engagement/Customer Satisfaction	12 months	200.0%	10.0%	20.0%
CASM (Cost per available seat mile, excluding fuel)*	7.85 cents	118.3%	10.0%	11.8%
Alaska Air Group Profitability	>$350 million	200.0%	70.0%	140.0%
Non-Ticket Passenger Revenue	$11.55			8.0%
Total Payout %				188.2%
Participation Rate**			x	75.0%
Payout as a % of Base Salary			=	**141.1%**

* Based on Alaska Airlines' performance.

** Participation rates vary based by position. The participation rate used in this example is for one of the NEOs.

The Performance-Based Pay plan has paid out as follows since its inception:


History of Performance-Based Pay
200%
150%
100%
50%
0%
46%
61%
106%
108%
149.7%
149.6%
21.2%
20%
51.9%
44.3%
166%
182.7%
188.2%
184.7%
Alaska average – 104%
Horizon average – 107%
2004 Alaska
2004 Horizon
2005 Alaska
2005 Horizon
2006 Alaska
2006 Horizon
2007 Alaska
2007 Horizon
2008 Alaska
2008 Horizon
2009 Alaska
2009 Horizon
2010 Alaska
2010 Horizon
% of Target

In addition, all of the Company's employees, including the executive officers, participate in a separate incentive plan called Operational Performance Rewards, which pays a monthly incentive payment of an equal amount to all employees when certain operational performance targets are met. Awards are based on the achievement of on-time performance and customer satisfaction goals, and the maximum annual payout for each employee is $1,200.

Long-Term Equity-Based Pay

Long-term equity-based incentive awards that link executive pay to stockholder value are an important element of the Company's executive compensation program. Long-term equity incentives that vest over three- or four-year periods are awarded annually, resulting in overlapping vesting periods. The awards are designed in such a way as to discourage short-term risk-taking and are primarily intended to align Named Executive Officers' long-term interests with those of stockholders. In addition, equity-based awards help attract and retain top-performing executives who fit a team-oriented and performance-driven culture.

Stock Options: The Company makes a portion of its long-term incentive grants to Named Executive Officers in the form of stock options with an exercise price that is equal to the fair market value of the Company's common stock on the grant date. Thus, the Named Executive Officers will realize value from their stock options only to the degree that Air Group stockholders would realize value if they purchased shares and held them for the same period the executive holds his or her stock options. The stock options also function as a retention incentive for executives as they generally vest ratably over the four-year period after the date of grant.

***Restricted Stock Units*:** The Company also grants long-term incentive awards to Named Executive Officers in the form of restricted stock units. Subject to the executive's continued employment with the Company, the restricted stock units generally vest on the third anniversary of the date they are granted and, upon vesting, are paid in shares of Alaska Air Group common stock. Thus, the units are designed to link executives' interests with those of Air Group's stockholders (as the units' value is based on the value of Air Group common stock) and to provide a long-term retention incentive through the vesting period.

***Performance Stock Units*:** The Company also grants the Named Executive Officers performance stock units as part of the long-term equity-based incentive program. The performance stock units vest only if the Company achieves performance goals established by the Committee for the performance period covered by the award. Beginning in 2010, performance stock units are tied to total shareholder return (TSR) as compared to an industry peer group. In combination with other stock unit awards described above, the performance stock unit awards are designed to provide an incentive to achieve specific performance goals important to the Company's success.

The performance stock units granted in 2010 are eligible to vest based on the Company's total shareholder return ("TSR") relative to the following peer group over the three-year period commencing January 1, 2010: AirTran Holdings, AMR, Continental Airlines, Delta Air Lines, ExpressJet Holdings, JetBlue Airways, Hawaiian Holdings, Mesa Air Group, Republic Airways Holdings, SkyWest, Southwest Airlines, United Airlines and US Airways Group. (The Committee will adjust the peer group annually as it deems appropriate if one or more of the peer airlines ceases to be a publicly traded company.) The Committee chose TSR as a performance measure for these awards to provide additional incentive for executives to help create shareholder value. Given the nature of the airline business, the Committee believes that measuring TSR on a relative basis against an industry peer group rather than on an absolute basis provides a more relevant reflection of the Company's performance due to macro-economic factors that tend to affect the entire industry and that are largely not under the control of executives. The percentage of the performance stock units that vest may range from 0% to 200% of the target number of units subject to the award, depending on the Company's relative TSR for the performance period.

***Vesting of Prior Performance Grants*:** In February 2008, the Company granted awards of performance stock units to Messrs. Ayer, Johnson, Tilden, Minicucci, Pinneo, and Pedersen. The performance units subject to these awards were eligible to vest based on the Company's adjusted pre-tax profit margin over the three-year period commencing on January 1, 2008, with the number of units eligible to vest ranging from 0% to 200% of the target number of units subject to the awards.

At the end of 2010, the Committee determined that 75% of the target number of units subject to each executive's award vested based on the Company's adjusted pre-tax profit margin of 5.3% over the performance period.

***Equity Guidelines*:** The Committee considers and generally follows equity grant guidelines that are determined based on the target total direct compensation levels and pay mix described above. Target equity grants, when combined with all other compensation elements described above, are designed to achieve total direct compensation at the 50th percentile of the peer group data for Named Executive Officers. The Committee may adjust equity grants to the Named Executive Officers above or below these target levels based on the Committee's general assessment of:

- the individual's contribution to the success of the Company's financial performance;
- internal pay equity;
- the individual's performance of his job responsibilities; and
- the accounting impact to the Company and potential dilution effects of the grant.

Generally, the Committee balances the value of equity incentive compensation awards equally among stock options, time-based restricted stock units and performance stock units.

2010 Equity Awards: For 2010, the guidelines applied to the Named Executive Officers are noted in the table below:

Equity Award Guidelines

Name	Equity Target as % of Base Pay	Equity Mix		
		Stock Options	Restricted Stock Units	Performance Stock Units
William S. Ayer	**300%**	**34%**	**33%**	**33%**
Glenn S. Johnson	**200%**	**34%**	**33%**	**33%**
Bradley D. Tilden	**250%**	**34%**	**33%**	**33%**
Benito Minicucci	**200%**	**34%**	**33%**	**33%**
Jeffrey D. Pinneo	**200%**	**34%**	**33%**	**33%**
Brandon S. Pedersen	**75%/100%***	**34%**	**33%**	**33%**

* Pro-rated as a result of mid-year election as chief financial officer.

Special Equity Awards: The Committee retains discretion to make other equity awards at such times and on such terms as it considers appropriate to help achieve the goals of the Company's executive compensation program. Mr. Johnson received a grant of additional performance stock units in 2010 in connection with the scope of responsibility he assumed during 2010 to lead the transformation of Company subsidiary Horizon Air Industries. These performance stock units are tied to the achievement of specific financial and operational goals within a certain time period, thereby providing an incentive to strengthen Horizon as a business, which will benefit stockholders of Alaska Air Group.

Stock Ownership Guidelines

In 2009, the Company adopted stock ownership guidelines for elected officers. Under the guidelines, elected officers are strongly encouraged to hold Company stock having a value of at least one year's base salary. The Committee reviews executive ownership annually.

Perquisites and Personal Benefits

Beginning in 2008, an annual amount equal to 12% of base salary is paid to each Named Executive Officer in lieu of all perquisites except for travel, life insurance, health exams, accidental death and dismemberment insurance and Alaska Airlines Boardroom membership. In addition, the Company will provide lifetime travel to Mr. Ayer as part of his retirement.

Retirement Benefits/Deferred Compensation

The Company provides retirement benefits to the Named Executive Officers under the terms of qualified and non-qualified defined-benefit retirement plans. The Retirement Plan for Salaried Employees (the "Salaried Retirement Plan") and the Company's 401(k) plans are tax-qualified retirement plans that the Named Executive Officers participate in on substantially the same terms as other participating employees. Due to maximum limitations imposed by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code on the annual amount of a pension which may be paid under a qualified defined benefit plan, the benefits that would otherwise be payable to the Named Executive Officers under the Salaried Retirement Plan are required to be limited. An unfunded defined benefit plan, the 1995 Elected Officers Supplementary Retirement Plan (the "Supplementary Retirement Plan"), provides make-up benefits plus supplemental retirement benefits.

The Named Executive Officers are also permitted to elect to defer up to 100% of their annual Performance-Based Pay payments under the Company's Nonqualified Deferred Compensation Plan. The Company believes that providing the Named Executive Officers with deferred compensation opportunities is a cost-effective way to permit executives to receive the tax benefits associated with delaying the income tax event on the compensation deferred.

Please see the "2010 Pension Benefits" and "2010 Nonqualified Deferred Compensation" tables and information following them for a description of these plans.

Agreements Regarding Change in Control and Termination

The Company has change-in-control agreements with the Named Executive Officers that provide for severance benefits if the executive's employment terminates under certain circumstances in connection with a change in control.

The Company has entered into change-in-control agreements with these executives because it believes that the occurrence, or potential occurrence, of a change-in-control transaction would create uncertainty and disruption during a critical transaction time for the Company. The payment of cash severance benefits under the agreements is triggered if two conditions are met: (1) actual or constructive termination of employment and (2) a change-in-control transaction. The Committee believes that Named Executive Officers should be entitled to receive cash severance benefits only if both conditions are met. Once the change-in-control event commences, the Named Executive Officer's severance and benefits payable under the contract begins to diminish with time, until ultimate expiration of the agreement 36 months later.

Policy with Respect to Section 162(m)

Section 162(m) of the Internal Revenue Code generally prohibits the Company from deducting certain compensation over $1 million paid to its CEO and certain other executive officers unless such compensation is based on performance objectives meeting certain criteria or is otherwise excluded from the limitation. The Committee strives whenever possible to structure its compensation plans such that they are tax deductible, and it believes that a substantial portion of compensation paid under its current program (including the annual incentives, performance stock units and stock option grants described above) satisfies the requirements under Section 162(m). However, the Committee reserves the right to design programs that recognize a full range of performance criteria important to its success, even where the compensation paid under such programs may not be deductible. For 2010, the Company believes that no portion of its tax deduction for compensation paid to its Named Executive Officers will be disallowed under Section 162(m).

COMPENSATION COMMITTEE REPORT(1)

The Compensation Committee has certain duties and powers as described in its charter. The Compensation Committee is currently composed of the three non-employee directors named at the end of this report, each of whom is independent as defined by the NYSE listing standards.

The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section of this proxy statement. Based upon this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis section be included in the Company's 2010 Annual Report on Form 10-K on file with the SEC and the Company's 2011 Proxy Statement.

Compensation Committee of the Board of Directors

Phyllis J. Campbell, Chair
Jessie J. Knight, Jr., member
Dennis F. Madsen, member
J. Kenneth Thompson, member

(1) SEC filings sometimes "incorporate information by reference." This means the Company is referring you to information that has previously been filed with the SEC and that this information should be considered as part of the filing you are reading. Unless the Company specifically states otherwise, this report shall not be deemed to be incorporated by reference and shall not constitute soliciting material or otherwise be considered filed under the Securities Act or the Exchange Act.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee members whose names appear on the Compensation Committee Report above were committee members during all of 2010 except for Mr. Thompson and Mr. Knight, each of whom served a partial year as a result of Mr. Thompson replacing Mr. Knight as a committee member in June 2010. No member of the Compensation Committee during 2010 is or has been an executive officer or employee of the Company or has had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee during the fiscal year ended December 31, 2010.

2010 SUMMARY COMPENSATION TABLE

The following table presents information regarding compensation of the CEO, the two individuals who served as CFO and the three other most highly compensated executive officers for services rendered during 2010. These individuals are referred to as "Named Executive Officers" in this Proxy Statement.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(1) (e)	Option Awards ($)(1) (f)	Non-Equity Incentive Plan Compensation ($)(2) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3) (h)	All Other Compensation (4) (i)	Total ($) (j)
William S. Ayer	2010	395,385	0	1,120,197	697,052	745,314	305,617	93,785	3,357,350
Chair, President and	2009	373,846	0	1,549,782	1,675,171	621,585	271,949	78,424	4,570,757
CEO	2008	360,000	0	927,100	646,441	186,840	194,473	68,155	2,383,009
Glenn S. Johnson(5)	2010	299,999	0	1,450,732	176,880	421,269	351,001	68,889	2,768,770
President (Horizon Air)	2009	311,537	0	388,651	419,948	388,863	417,941	61,656	1,988,596
Former CFO	2008	277,462	0	393,107	268,126	108,002	637,129	49,556	1,733,382
Bradley D. Tilden	2010	370,961	0	578,724	274,345	594,627	319,527	80,522	2,218,706
President	2009	353,074	0	544,145	590,016	440,577	250,643	81,315	2,259,770
(Alaska Airlines)	2008	278,538	0	489,322	335,464	108,421	57,324	55,181	1,324,250
Benito Minicucci(6)	2010	280,961	0	352,556	167,856	397,776	0	118,663	1,317,812
Executive Vice President/ Operations and COO (Alaska Airlines)	2009	259,610	0	305,916	333,248	324,215	18,487	64,642	1,306,118
Jeffrey D. Pinneo(7)	2010	239,942	0	299,340	140,782	333,380	201,682	67,304	1,282,430
Former President and	2009	247,558	0	234,260	252,036	340,366	176,615	71,032	1,321,867
CEO (Horizon Air)	2008	237,000	0	335,378	226,499	78,032	150,068	63,103	1,090,080
Brandon S. Pedersen(8) Vice President/Finance and CFO	2010	219,389	0	198,010	46,205	269,578	0	89,003	821,185

(1) The amounts reported in Columns (e) and (f) of the Summary Compensation Table above reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of the Company's financial statements (disregarding any estimate of forfeitures related to service-based vesting conditions). No stock awards or option awards granted to Named Executive Officers were forfeited in any of the three years presented. For a discussion of the assumptions and methodologies used to value the awards reported in Column (e) and Column (f), please see the discussion of stock awards and option awards contained in Note 10 (Stock-Based Compensation Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2010 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference. For information about the stock awards and option awards granted in 2010 to the Named Executive Officers, please see the discussion under "Grants of Plan-Based Awards" below.

The amounts reported in Column (e) of the table above also include the grant date fair value of performance-based stock unit awards granted in 2008 and 2010 to the Named Executive Officers based on the probable outcome (determined as of the grant date) of the performance-based conditions applicable to the awards. Performance-based stock unit awards were not granted in 2009. The following table presents the aggregate grant date fair value of these awards included in Column (e) for 2008 and 2010 and the aggregate grant date value of these awards assuming that the highest level of performance conditions will be achieved.

	2008 Performance Awards		2010 Performance Awards	
Name	Aggregate Grant Date Fair Value (Based on Probable Outcome) ($)	Aggregate Grant Date Fair Value (Based on Maximum Performance) ($)	Aggregate Grant Date Fair Value (Based on Probable Outcome) ($)	Aggregate Grant Date Fair Value (Based on Maximum Performance) ($)
William S. Ayer	607,529	1,215,058	372,512	745,024
Glenn S. Johnson	252,908	505,816	1,264,476	1,450,732
Bradley D. Tilden	316,135	632,270	289,362	578,724
Benito Minicucci	31,064	62,127	176,278	352,556
Jeffrey D. Pinneo	214,422	428,844	149,670	299,340
Brandon S. Pedersen	41,757	83,515	48,892	97,784

(2) Non-Equity Incentive Plan Compensation is Performance-Based Pay Plan compensation and Operational Performance Rewards, further described in the "Compensation Discussion and Analysis" section above.

(3) The amount reported in Column (h) of the Summary Compensation Table above reflects the year-over-year change in present value of accumulated benefits determined as of December 31 of each year for the Retirement Plan for Salaried Employees and the Officers Supplementary Retirement Plan (defined benefit plan) as well as earnings on each Named Executive Officer's account under the Nonqualified Deferred Compensation Plan. For Mr. Minicucci and Mr. Pedersen, Company contributions to the Defined-Contribution Officers Supplementary Retirement Plan (DC-OSRP) in lieu of the defined-benefit plan are reported in Column (i) and detailed in the table in Footnote (4) below.

(4) The following table presents detailed information on the types and amounts of compensation reported for the Named Executive Officers in Column (i) of the Summary Compensation Table. For Column (i), each perquisite and other personal benefit is included in the total and identified and, if it exceeds the greater of $25,000 or 10% of the total amount of perquisites and other benefits for that officer, is quantified in the table below. All reimbursements of taxes with respect to perquisites and other benefits are identified and quantified. Tax reimbursements are provided for travel privileges unique to the airline industry. Also included in the total for Column (i) are: the Company's incremental cost of providing flight benefits; Alaska Airlines Board Room membership; annual physical; and accidental death and dismemberment insurance premiums. By providing positive-space travel without tax consequences to Named Executive Officers, we are able to deliver a highly valued benefit at a low cost to the Company. In addition, we believe that this benefit provides the opportunity for Named Executive Officers to connect with the Company's frontline employees.

Name	Company Contribution to 401(k) Account	Company Contribution to DC-OSRP Account	Term Life Insurance Premiums (and Taxes Paid)	Medical Insurance Paid	Perquisite Allowance	Travel Taxes Paid	Other
William S. Ayer	7,350	N/A	2,977(1,708)	10,728	47,446	21,044	1,987
Glenn S. Johnson(5)	5,365	N/A	1,593(914)	10,687	36,000	11,229	2,557
Bradley D. Tilden	7,350	N/A	1,224(702)	10,728	44,515	13,407	2,050
Benito Minicucci	14,700	45,718	354(203)	10,728	33,554	9,909	2,951
Jeffrey D. Pinneo	16,500	N/A	690(396)	9,843	27,688	10,312	1,331
Brandon S. Pedersen	13,163	25,730	277(159)	10,728	26,327	10,703	1,371

(5) Mr. Johnson was elected President of Horizon Air Industries, Inc. in June 2010. Previously he was Executive Vice President/ Finance and CFO of Alaska Air Group, Inc. The Compensation Committee granted a special performance stock unit award to Mr. Johnson upon his election to president of Horizon Air on 6/10/10. In 2008, Mr. Johnson became partially vested under the Supplementary Retirement Plan, and earned sufficient service under the Plan to accrue a benefit payable at his Normal Retirement Age. As a result of these changes, the amount shown in column (h) of the Summary Compensation Table includes $574,992 as the Change in Pension Value and is attributable to Mr. Johnson's vesting and service accruals under the Supplementary Retirement Plan during 2008. The Supplementary Retirement Plan and the nonqualified benefits are payable over the long term after Mr. Johnson retires from the Company.

(6) Mr. Minicucci was elected Executive Vice President/Operations and Chief Operating Officer of Alaska Airlines, Inc. in December 2008, and was not a Named Executive Officer prior to 2009. As such, only Mr. Minicucci's 2009 and 2010 compensation data is included.

(7) Mr. Pinneo served as President and CEO of Horizon Air until June 2010, and retired from Horizon Air in January 2011.

(8) Mr. Pedersen was elected Chief Financial Officer of Alaska Air Group, Inc. and Alaska Airlines, Inc. in June 2010 and was not a Named Executive Officer prior to 2010. As such, only Mr. Pedersen's 2010 compensation data is included.

2010 GRANTS OF PLAN-BASED AWARDS

The following table presents information regarding the incentive awards granted to the Named Executive Officers for 2010. Each of the equity-based awards reported in the table below was granted under our 2008 Performance Incentive Plan (2008 Plan).

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	(I)	(#) (j)	($/Sh) (k)	($)(1) (l)
William S. Ayer											
• Stock Options	2/3/10								38,620	33.26	697,052
• RSUs	2/3/10							22,480		0	747,684.80
• PSUs	2/3/10				2,240	11,200	22,400			0	372,512
• PBP Plan	N/A	98,846	395,385	790,769							
Glenn S. Johnson											
• Stock Options	2/3/10								9,800	33.26	176,880
• RSUs	2/3/10							5,600		0	186,256
• PSUs	2/3/10				1,120	5,600	11,200			0	186,256
	6/10/10					22,000(2)				0	1,078,220
• PBP Plan	N/A	56,250	224,999	449,999							
Bradley D. Tilden											
• Stock Options	2/3/10								15,200	33.26	274,345
• RSUs	2/3/10							8,700		0	289,362
• PSUs	2/3/10				1,740	8,700	17,400			0	289,362
• PBP Plan	N/A	78,829	315,317	630,634							
Benito Minicucci											
• Stock Options	2/3/10								9,300	33.26	167,856
• RSUs	2/3/10							5,300		0	176,278
• PSUs	2/3/10				1,060	5,300	10,600			0	176,278
• PBP Plan	N/A	52,680	210,721	421,441							
Jeffrey D. Pinneo											
• Stock Options	2/3/10								7,800	33.26	140,782
• RSUs	2/3/10							4,500		0	149,670
• PSUs	2/3/10				900	4,500	9,000			0	149,670
• PBP Plan	N/A	44,989	179,957	359,913							
Brandon S. Pedersen											
• Stock Options	2/3/10								2,560	33.26	46,205
• RSUs	2/3/10							1,470		0	48,892
	6/10/10							2,045(3)		0	100,225
• PSUs	2/3/10				294	1,470	2,940			0	48,892
• PBP Plan	N/A	35,651	142,603	285,205							

Key: RSUs – Restricted Stock Units; PSUs – Performance Stock Units; PBP Plan – Performance-Based Pay Plan

(1) The amounts reported in Column (l) reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of the Company's financial statements and may or may not be

representative of the value eventually realized by the executive. For a discussion of the assumptions and methodologies used to value the awards reported in Column (l), please see the discussion of stock awards and option awards contained in Note 10 (Stock-Based Compensation Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2010 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference.

(2) The Committee granted a special performance stock unit award to Mr. Johnson upon his election to president of Horizon Air on 6/10/10.

(3) The Committee granted a special restricted stock unit award to Mr. Pedersen upon his election to chief financial officer on 6/10/10.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table presents information regarding the outstanding equity awards held by each of the Named Executive Officers as of December 31, 2010, including the vesting dates for the portions of these awards that had not vested as of that date.

	Option Awards					Stock Awards			
Name (a)	Option Grant/ Award Date (b)	Number of Securities Underlying Unexercised Options Exercisable (#) (c)	Number of Securities Underlying Unexercised Options Unexercisable (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1) (j)
William S. Ayer	11/17/04	20,000	0	28.85	11/17/14				
	8/30/05	46,100	0	32.96	8/30/15				
	9/13/06	37,300	0	37.96	9/13/16				
	1/31/07	17,850	5,950(2)	42.85	1/31/17				
	2/8/08	26,400	26,400(6)	27.49	2/8/18	11,625(6)	659,021	0	0
	1/29/09	12,825	38,475(10)	27.56	1/29/19	24,125(10)	1,367,646	0	0
	1/29/09	0	68,338(11)			32,108(11)	1,820,203		
	2/3/10	0	38,620(12)	33.26	2/3/20	22,480(12)	1,274,391	0	0
	2/3/10							11,200(13)	634,928
Glenn S. Johnson	1/31/07	0	1,245(2)	42.85	1/31/17				
	6/14/07	0	2,237(3)	27.40	6/14/17				
	2/8/08	0	10,950(6)	27.49	2/8/18	5,100(6)	289,119	0	0
	1/29/09	0	22,494(10)	27.56	1/29/19	14,102(10)	799,442	0	0
	2/3/10	0	9,800(12)	33.26	2/3/20	5,600(12)	317,464	0	0
	2/3/10							5,600(13)	317,464
	6/10/10							22,000(14)	1,247,180
Bradley D. Tilden	8/30/05	12,900	0	32.96	8/30/15				
	9/13/06	11,550	0	37.96	9/13/16				
	1/31/07	9,225	3,075(2)	42.85	1/31/17				
	6/14/07	5,775	1,925(3)	27.40	6/14/17				
	2/8/08	13,700	13,700(6)	27.49	2/8/18	6,300(6)	357,147	0	0
	1/29/09	10,534	31,604(10)	27.56	1/29/19	19,744(10)	1,119,287	0	0
	2/3/10	0	15,200(12)	33.26	2/3/20	8,700(12)	493,203	0	0
	2/3/10							8,700(13)	493,203
Benito Minicucci	1/31/07	0	565(2)	42.85	1/31/17				
	9/19/07	0	282(4)	25.23	9/19/17				
	11/6/07	819	820(5)	23.36	11/6/17				
	2/8/08	0	2,670(6)	27.49	2/8/18	1,630(6)	92,405	0	0
	6/11/08					4,890(7)	277,214	0	0
	6/12/08	0	1,913(8)	17.88	6/12/18				
	12/4/08					20,000(9)	1,133,800	0	0
	1/29/09	0	17,850(10)	27.56	1/29/19	11,100(10)	629,259	0	0
	2/3/10	0	9,300(12)	33.26	2/3/20	5,300(12)	300,457	0	0
	2/3/10							5,300(13)	300,457

Name (a)	Option Grant/ Award Date (b)	Option Awards: Number of Securities Underlying Unexercised Options Exercisable (#) (c)	Option Awards: Number of Securities Underlying Unexercised Options Unexercisable (#) (d)	Option Awards: Option Exercise Price ($) (e)	Option Awards: Option Expiration Date (f)	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#) (g)	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (h)	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (i)	Stock Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1) (j)
Jeffrey D. Pinneo	8/30/05	10,800	0	32.96	8/30/15				
	9/13/06	9,780	0	37.96	9/13/16				
	1/31/07	7,800	2,600(2)	42.85	1/31/17				
	2/8/08	0	9,250(6)	27.49	2/8/18	4,400(6)	249,436	0	0
	1/29/09	0	13,500(10)	27.56	1/29/19	8,500(10)	481,865	0	0
	2/3/10	0	7,800(12)	33.26	2/3/20	4,500(12)	255,105	0	0
	2/3/10							4,500(13)	255,105
Brandon S. Pedersen	9/13/06	2,770	0	37.96	9/13/16				
	12/1/06	2,000	0	39.98	12/1/16				
	1/31/07	2,940	980(2)	42.85	1/31/17				
	2/8/08	0	3,600(6)	27.49	2/8/18	2,010(6)	113,947	0	0
	6/11/08					5,060(7)	286,851	0	0
	1/29/09	1,750	5,250(10)	27.56	1/29/19	3,290(10)	186,510	0	0
	2/3/10	0	2,560(12)	33.26	2/3/10	1,470(12)	83,334	0	0
	2/3/10							1,470(13)	83,334
	6/10/10					2,045(15)	115,931	0	0

(1) The dollar amounts shown in Column (h) and Column (j) are determined by multiplying the number of shares or units reported in Column (g) and Column (i), respectively, by $56.69 (the closing price of our common stock on the last trading day of fiscal 2010).

(2) The unvested options under the 1/31/07 grant will become fully vested on 1/31/11.

(3) The unvested options under the 6/14/07 grant will become fully vested on 6/14/11.

(4) The unvested options under the 9/19/07 grant will become fully vested on 9/19/11.

(5) The unvested options under the 11/6/07 grant will become fully vested on 11/6/11.

(6) The RSUs awarded on 2/8/08 became fully vested on 2/8/11. The unvested options under the 2/8/08 grant will become vested as follows: Mr. Ayer — 13,200 on 2/8/11 and 13,200 on 2/8/12; Mr. Johnson — 5,475 on 2/8/11 and 5,475 on 2/8/12; Mr. Tilden — 6,850 on 2/8/11 and 6,850 on 2/8/12; Mr. Minicucci — 1,335 on 2/8/11 and 1,335 on 2/8/12; Mr. Pinneo — 4,625 on 2/8/11 and 4,625 on 2/8/12; and Mr. Pedersen — 1,800 on 2/8/11 and 1,800 on 2/8/12.

(7) The RSUs awarded on 6/11/08 become fully vested on 6/11/11.

(8) The unvested options under the 6/12/08 grant will vest as follows: 956 on 6/12/11 and 957 on 6/12/12.

(9) The RSUs awarded on 12/4/08 become fully vested on 12/4/11.

(10) The RSUs awarded on 1/29/09 will become fully vested on 1/29/12. The unvested options under the 1/29/09 grant will become vested as follows: Mr. Ayer — 12,825 on 1/29/11; 12,825 on 1/29/12; and 12,825 on 1/29/2013; Mr. Johnson — 4,498 on 1/29/11; 7,498 on 1/29/12 and 7,498 on 1/29/13; Mr. Tilden — 10,535 on 1/29/11; 10,534 on 1/29/12 and 10,535 on 1/29/13; Mr. Minicucci — 5,950 on 1/29/11; 5,950 on 1/29/12 and 5,950 on 1/29/13; Mr. Pinneo — 4,500 on 1/29/11; 4,500 on 1/29/12 and 4,500 on 1/29/13; and Mr. Pedersen — 1,750 on 1/29/11; 1,750 on 1/29/12 and 1,750 on 1/29/13.

(11) The awards granted to Mr. Ayer on 1/29/09 will fully vest on the third anniversary of the grant date, or 1/29/12.

(12) The RSUs awarded on 2/3/10 will become fully vested on 2/3/13. The unvested options under the 2/3/10 grant will become vested as follows: Mr. Ayer — 9,655 on 2/3/11, 9,655 on 2/3/12, 9,655 on 2/3/13 and 9,655 on 2/3/14; Mr. Johnson — 2,450 on 2/3/11, 2,450 on 2/3/12, 2,450 on 2/3/13 and 2,450 on 2/3/14; Mr. Tilden — 3,800 on 2/3/11, 3,800 on 2/3/12, 3,800 on 2/3/13 and 3,800 on 2/3/14; Mr. Minicucci — 2,325 on 2/3/11, 2,325 on 2/3/12, 2,325 on 2/3/13 and 2,325 on 2/3/14; Mr. Pinneo — 1,950 on 2/3/11, 1,950 on 2/3/12, 1,950 on 2/3/13 and 1,950 on 2/3/14; and Mr. Pedersen — 640 on 2/3/11, 640 on 2/3/12, 640 on 2/3/13 and 640 on 2/3/14.

(13) The performance stock units reported in Column (i) are eligible to vest based on the Company's performance over a three-year period as described in the "Compensation Discussion and Analysis" section above and in footnote (1) to the Summary Compensation Table above. The performance stock units granted on 2/3/10 will vest based on the goals set for a three-year performance period ending 12/31/12.

(14) The performance stock units granted to Mr. Johnson on 6/10/10 will vest based on the goals set for a two-year performance period ending 7/31/12.

(15) The RSUs awarded on 6/10/10 will become fully vested on 6/10/13.

2010 OPTION EXERCISES AND STOCK VESTED

The following table presents information regarding the exercise of stock options by Named Executive Officers during 2010 and on the vesting during 2010 of other stock awards previously granted to the Named Executive Officers.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)(1) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)(1) (e)
William S. Ayer	289,731	7,198,651	21,775	1,179,016
Glenn S. Johnson	89,524	1,326,742	7,990	457,131
Bradley D. Tilden	40,653	861,565	11,825	629,001
Benito Minicucci	17,483	336,197	1,348	67,652
Jeffrey D. Pinneo	75,250	1,982,240	8,150	430,687
Brandon S. Pedersen	13,450	187,751	1,993	96,405

(1) The dollar amounts shown in Column (c) above for option awards are determined by multiplying (i) the number of shares of our common stock to which the exercise of the option related, by (ii) the difference between the per-share closing price of our common stock on the date of exercise and the exercise price of the options. The dollar amounts shown in Column (e) above for stock awards are determined by multiplying the number of shares or units, as applicable, that vested by the per-share closing price of our common stock on the vesting date.

Pension and Other Retirement Plans

The Company maintains two primary defined benefit pension plans covering Named Executive Officers, other than Mr. Minicucci and Mr. Pedersen. The Alaska Air Group, Inc. Retirement Plan for Salaried Employees (the "Salaried Retirement Plan") is the qualified defined-benefit employee retirement plan, and the Named Executive Officers, other than Mr. Minicucci and Mr. Pedersen, participate in this plan on the same general terms as other eligible employees. The Named Executive Officers, other than Mr. Minicucci and Mr. Pedersen, also participate in the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan (the "Supplementary Retirement Plan").

The following table presents information regarding the present value of accumulated benefits that may become payable to the Named Executive Officers under the qualified and nonqualified defined-benefit pension plans.

Name (a)	Plan Name (b)	Number of Years Credit Service (#)(1) (c)	Present Value of Accumulated Benefit ($)(1) (d)	Payments During Last Fiscal Year ($) (e)
William S. Ayer	Salaried Retirement Plan	15.362	636,780	N/A
	Supplementary Retirement Plan	15.398	1,997,557	N/A
Glenn S. Johnson	Salaried Retirement Plan	15.704	498,184	N/A
	Supplementary Retirement Plan	7.431	1,189,574	N/A
Bradley D. Tilden	Salaried Retirement Plan	19.844	594,869	N/A
	Supplementary Retirement Plan	11.919	965,060	N/A
Benito Minicucci(2)	Salaried Retirement Plan	N/A	N/A	N/A
	Supplementary Retirement Plan	N/A	N/A	N/A
Jeffrey D. Pinneo	Salaried Retirement Plan	3.816	25,131	N/A
	Supplementary Retirement Plan	8.920	1,457,786	N/A
Brandon S. Pedersen(2)	Salaried Retirement Plan	N/A	N/A	N/A
	Supplementary Retirement Plan	N/A	N/A	N/A

(1) The years of credited service and present value of accumulated benefits shown in the table above are presented as of December 31, 2010 assuming that each Named Executive Officer retires at normal retirement age and that benefits are paid out in accordance with the terms of each plan described below. For a description of the material assumptions used to calculate the present value of accumulated benefits shown above, please see Note 6 (Employee Benefits Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2010 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference.

(2) In lieu of participation in the defined-benefit plans, Mr. Minicucci and Mr. Pedersen receive an enhanced contribution to the Company's defined-contribution plans. Specifically, in lieu of participation in the qualified defined-benefit pension plan, Mr. Minicucci and Mr. Pedersen each receive a Company match contribution up to 6% of their eligible wages. In lieu of the Supplementary Retirement defined-benefit plan, Mr. Minicucci and Mr. Pedersen participate in the Supplementary Retirement defined-contribution plan, which is further described below.

Salaried Retirement Plan

The Salaried Retirement Plan is a tax-qualified, defined-benefit retirement plan for salaried Alaska Airlines employees hired prior to April 1, 2003. Each of the Named Executive Officers that participates in the Plan is fully vested in his accrued benefits under the Salaried Retirement Plan. Benefits payable under the Salaried Retirement Plan are generally based on years of credited service with the Company and its affiliates and final average base salary for the five highest complete and consecutive calendar years of an employee's last ten complete calendar years of service. The annual retirement benefit at age 62 (normal retirement age under the Salaried Retirement Plan) is equal to 2% of the employee's final average base salary times years of credited service (limited to 40 years). Annual benefits are computed on a straight life annuity basis beginning at normal retirement age. Benefits under the Salaried Retirement Plan are not subject to offset for Social Security benefits.

The tax law limits the compensation on which annual retirement benefits are based. For 2010, this limit was $245,000. The tax law also limits the annual benefits that may be paid from a tax-qualified retirement plan. For 2010, this limit on annual benefits was $195,000.

Supplementary Retirement Plans

In addition to the benefits described above, the Named Executive Officers, other than Mr. Minicucci and Mr. Pedersen, are eligible to receive retirement benefits under the Supplementary Retirement defined-benefit plan. This plan is a non-qualified, unfunded, defined-benefit plan. Normal retirement benefits are payable once the officer reaches age 60. Benefits are calculated as a monthly amount on a straight life annuity basis. In general, the monthly benefit is determined as a percentage (50% to 75% of a participant's final average monthly base salary) with the percentage determined based on both the officer's length of service with the Company and length of service as an elected officer. This benefit amount is subject to offset by the amount of the officer's Social Security benefits and the amount of benefits paid under the Salaried Retirement defined-benefit plan to the extent such benefits were accrued after the officer became a participant in the Supplementary Retirement defined-benefit plan. (There is no offset for any Salaried Retirement Plan benefits accrued for service before the officer became a participant in the Supplementary Retirement defined-benefit plan.)

Participants in the Supplementary Retirement defined-benefit plan become fully vested in their benefits under the plan upon attaining age 50 and completing 10 years of service as an elected officer. Plan benefits will also become fully vested upon a change of control of the Company or upon termination of the participant's employment due to death or disability.

In lieu of the Supplementary Retirement defined-benefit plan, Mr. Minicucci and Mr. Pedersen participate in the Company's Supplementary Retirement Defined-Contribution plan. Under this plan, the Company contributes 10% of the officer's eligible wages, as defined in plan documents, minus the maximum legal Company contribution that the Company made, or could have made, under the Company's qualified defined-contribution plan.

2010 NONQUALIFIED DEFERRED COMPENSATION

Under the Deferred Compensation Plan, the Named Executive Officers and other key employees may elect to receive a portion of some or all of their Performance-Based Pay awards on a deferred basis. There were no deferrals in 2010. The crediting interest rate for amounts deferred in prior years is based on the mean between the high and the low rates during the first 11 months of the preceding year of yields of Ba2-rated industrial bonds as determined by the plan administrator (rounded to the nearest one-quarter of one percent). Participants under the plan have the opportunity to elect among the investment funds offered under our 401(k) plan for purposes of determining the return on their plan accounts. Alternatively, participants may allocate some or all of their plan account to an interest-bearing option with a rate equal to the yield on a Moody's index of Ba2-rated industrial bonds as of November of the preceding year, rounded to the nearest one-quarter of one percent. Subject to applicable tax laws, amounts deferred under the plan are generally distributed on termination of the participant's employment, although participants may elect an earlier distribution date and/or may elect payment in a lump sum or installments.

The following table presents information regarding the contributions to and earnings on the Named Executive Officers' balances under the Company's nonqualified deferred compensation plans during 2010, and also shows the total deferred amounts for the Named Executive Officers as of December 31, 2010.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($)(1) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($)(1) (f)
William S. Ayer	0	0	23,437	38,718	306,285
Glenn S. Johnson	0	0	44,566	128,833	556,172
Bradley D. Tilden	0	0	0	0	0
Benito Minicucci	0	45,718	3,033	0	26,196
Jeffrey D. Pinneo	0	1,087	11,906	0	72,392
Brandon S. Pedersen	0	25,730	3,455	0	38,750

(1) Only the portion of earnings on deferred compensation that is considered to be at above-market rates under SEC rules is required to be included as compensation for each Named Executive Officer in Column (h) of the Summary Compensation Table. However, total earnings for each Named Executive Officer listed in Column (d) above were included as earnings in column (h) of the Summary Compensation Table.

POTENTIAL PAYMENTS UPON CHANGE IN CONTROL AND TERMINATION

Under the change-in-control agreements in place with the Named Executive Officers, if a change of control occurs, a three-year "employment period" would go into effect. During the employment period, the executive would be entitled to:

- receive the highest monthly salary the executive received at any time during the 12-month period preceding the change in control;
- receive an annual incentive payment equal to the higher of the executive's target Performance-Based Pay plan incentive or the average of his annual incentive payments for the three years preceding the year in which the change in control occurs;
- continue to accrue age and service credit under our qualified and non-qualified defined benefit retirement plans; and
- participate in fringe benefit programs that are at least as favorable as those in which the executive was participating prior to the change in control.

If the executive's employment is terminated by the Company without cause or by the executive for "good reason" during the employment period (or, in certain circumstances, if such a termination occurs prior to and in connection with a change in control), the executive would be entitled to receive a lump-sum payment equal to the value of the payments and benefits identified above that the executive would have received had he continued to be employed for the entire employment period. (The terms "cause," "good reason" and "change in control" are each defined in the change in control agreements.) In the event that the executive's benefits under the agreement are subject to the excise tax imposed under Section 280G of the Internal Revenue Code, the Company will make a tax payment to the executive so that the net amount of such payment (after taxes) he receives is sufficient to pay the excise tax due.

In addition, outstanding and unvested stock options, restricted stock units and the target number of performance stock units would become vested under the terms of our equity plans. In the case of awards granted under the 2004 Long-Term Incentive Equity Plan, unless the Board determined otherwise, the awards would vest upon a change in control irrespective of a termination of employment. Under the 2008 Performance Incentive Plan, awards will not vest unless a termination of employment without cause or for good reason also occurs or an acquirer does not assume outstanding awards. Finally, the executive's unvested benefits under the Supplementary Retirement Plan would vest on a change in control whether or not the executive's employment was terminated. The outstanding equity awards held by the executives as of December 31, 2010 are described above under "Outstanding Equity Awards at Fiscal Year End" and each executive's accrued benefits under our retirement plans are described above under "2010 Pension Benefits."

In addition, in the event the executive's employment terminates by reason of death, disability or retirement, (i) restricted stock units would become vested under the terms of our equity plans, and performance stock units would vest at the conclusion of the performance period based on actual performance and a proration representing the portion of the performance period employed; and (ii) options would be fully vested upon death or disability, vested to the extent they would have vested in the next three years upon retirement, and the options can be exercised for three years following term of employment. Furthermore, Mr. Ayer would be entitled to lifetime air travel on Alaska Airlines and Horizon Air having an approximate incremental cost to the Company of $10,956.

In the tables below, we have estimated the potential cost to us of the payments and benefits each Named Executive Officer would have received if his employment had terminated due to retirement, death or disability, or change in control on December 31, 2010. As described above, except for the equity acceleration value, the amount an executive would be entitled to receive would be reduced pro-rata for any period the executive actually worked during the employment period.

Retirement

	Cash Severance	Enhanced Retirement Benefit	Benefit Continuation	Lifetime Airfare Benefit(4)	Equity Acceleration(5)	Excise Tax Gross-Up	Total
William S. Ayer	$0	$0	$0	$10,956	$11,229,094	$0	$11,240,050
Glenn S. Johnson	$0	$0	$0	$ 0	$ 3,263,348	$0	$ 3,263,348
Bradley D. Tilden	$0	$0	$0	$ 0	$ 4,472,681	$0	$ 4,472,681
Benito Minicucci	$0	$0	$0	$ 0	$ 3,897,357	$0	$ 3,897,357
Jeffrey D. Pinneo	$0	$0	$0	$ 0	$ 2,395,380	$0	$ 2,395,380
Brandon S. Johnson	$0	$0	$0	$ 0	$ 1,216,555	$0	$ 1,216,555

Death or Disability

	Cash Severance	Enhanced Retirement Benefit	Benefit Continuation	Lifetime Airfare Benefit(4)	Equity Acceleration(5)	Excise Tax Gross-Up	Total
William S. Ayer	$0	$0	$0	$10,956	$11,455,210	$0	$11,466,266
Glenn S. Johnson	$0	$0	$0	$ 0	$ 3,320,751	$0	$ 3,320,751
Bradley D. Tilden	$0	$0	$0	$ 0	$ 4,561,715	$0	$ 4,561,715
Benito Minicucci	$0	$0	$0	$ 0	$ 3,951,832	$0	$ 3,951,832
Jeffrey D. Pinneo	$0	$0	$0	$ 0	$ 2,441,068	$0	$ 2,441,068
Brandon S. Johnson	$0	$0	$0	$ 0	$ 1,231,550	$0	$ 1,231,550

Change in Control

	Cash Severance(1)	Enhanced Retirement Benefit(2)	Benefit Continuation(3)	Lifetime Airfare Benefit(4)	Equity Acceleration(5)	Excise Tax Gross-Up	Total
William S. Ayer	$2,752,539	$181,460	$165,951	$10,956	$11,878,596	$1,960,310	$16,949,812
Glenn S. Johnson	$1,815,589	$764,464	$128,054	$ 0	$ 3,532,394	$1,273,432	$ 7,513,932
Bradley D. Tilden	$2,196,610	$457,923	$153,020	$ 0	$ 4,890,517	$1,564,495	$ 9,262,585
Benito Minicucci	$1,648,049	$ 14,700	$118,002	$ 0	$ 4,152,136	$1,141,980	$ 7,074,796
Jeffrey D. Pinneo	$1,260,000	$431,339	$ 99,560	$ 0	$ 2,611,138	$ 822,806	$ 5224,843
Brandon S. Johnson	$1,178,694	$ 13,163	$ 96,048	$ 0	$ 1,287,106	$ 570,250	$ 3,145,262

(1) Represents the amount obtained by multiplying three by the sum of the executive's highest rate of base salary during the preceding 12 months and the higher of the executive's target incentive or his average incentive for the three preceding years.

(2) Represents the sum of (a) except in the case of Mr. Minicucci and Mr. Pedersen, the actuarial equivalent of an additional three years of age and service credit under our qualified and non-qualified retirement plan using the executive's highest rate of salary during the preceding 12-months prior to a change in control, (b) except in the case of Mr. Minicucci and Mr. Pedersen, the present value of the accrued but unvested portion of the non-qualified retirement benefits that would vest upon a change of control, (c) the matching contribution the

executive would have received under our qualified defined contribution plan had the executive continued to contribute the maximum allowable amount during the employment period, and (d) in the case of Mr. Minicucci and Mr. Pedersen, the contribution the executive would have received under our nonqualified defined contribution plan had the executive continued to participate in the plan during the employment period.

(3) Represents the estimated cost of (a) 18 months of premiums under our medical, dental and vision programs, and (b) three years of continued participation in life, disability, accidental death insurance and other fringe benefit programs.

(4) Mr. Ayer is entitled to lifetime air travel benefits under all termination scenarios. In this column, we show the present value of this benefit, calculated using a discount rate and mortality table that are the same as those used for our pension plan accounting under ASC 715-20 as of December 31, 2010, described above in the section titled "2010 Pension Benefits." Other assumptions include that the lifetime average annual usage is equal to actual average annual usage amounts in 2008 through 2010, and that the annual value of the benefit is equal to the annual incremental cost to the Company, which will be the same as the average of the incremental cost incurred to provide air benefits to the executive in those years as disclosed under All Other Compensation in the Summary Compensation Table.

(5) Represents the "in-the-money" value of unvested stock options and the face value of unvested restricted stock and performance stock unit awards that would vest upon termination of employment in the circumstances described above based on a stock price of $56.69 (the closing price of our stock on the last trading day of fiscal 2010). The value of the extended term of the options is not reflected in the table because we have assumed that the executive's outstanding stock options would be assumed by the acquiring company pursuant to a change in control.

This calculation is an estimate for proxy disclosure purposes only. Payments on an actual change in control or termination may differ based on factors such as transaction price, timing of employment termination and payments, methodology for valuing stock options, changes in compensation, and reasonable compensation analyses.

REDUCE DUPLICATIVE MAILINGS

The Company is required to provide an annual report and proxy statement to all stockholders of record. If you have more than one account in your name or at the same address as other stockholders, the Company or your broker may discontinue mailings of multiple copies. If you wish to receive separate mailings for multiple accounts at the same address, you should mark the designated box on your proxy card. If you are voting by telephone or the internet and you wish to receive multiple copies, you may notify us at the address and phone number at the end of the following paragraph if you are a stockholder of record or notify your broker if you hold through a broker.

Once you have received notice from your broker or us that they or we will discontinue sending multiple copies to the same address, you will receive only one copy until you are notified otherwise or until you revoke your consent. If, at any time, you wish to resume receiving separate proxy statements or annual reports, or if you are receiving multiple statements and reports and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to the Company's Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168, or by calling (206) 392-5131.

SUBMISSION OF PROPOSALS FOR NEXT ANNUAL MEETING

The Company expects to hold its next annual meeting on or about May 15, 2012. If you wish to submit a proposal for inclusion in the proxy materials for that meeting, you must send the proposal to the Corporate Secretary at the address below. The proposal must be received at the Company's executive offices no later than December 6, 2011, to be considered for inclusion. Among other requirements set forth in the SEC's proxy rules and the Company's Bylaws, you must have continuously held at least $2,000 in market value or 1% of the Company's outstanding stock for at least one year by the date of submitting the proposal, and you must continue to own such stock through the date of the meeting.

If you intend to nominate candidates for election as directors or present a proposal at the meeting without including it in the Company's proxy materials, you must provide notice of such proposal to the Company no later than January 18, 2012. The Company's Bylaws outline procedures for giving the required notice. If you would like a copy of the procedures contained in our Bylaws, please contact:

Corporate Secretary
Alaska Air Group, Inc.
P.O. Box 68947
Seattle, WA 98168

AMENDED 2008 ALASKA AIR GROUP, INC. PERFORMANCE INCENTIVE PLAN

ALASKA AIR GROUP, INC.
2008 PERFORMANCE INCENTIVE PLAN

1. PURPOSE OF PLAN

The purpose of this Alaska Air Group, Inc. 2008 Performance Incentive Plan (this "**Plan**") of Alaska Air Group, Inc., a Delaware corporation (the "**Company**"), is to promote the success of the Company and to increase stockholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons.

2. ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An "**Eligible Person**" is any person who is either: (a) an officer (whether or not a director) or employee of the Company or one of its Subsidiaries; (b) a director of the Company or one of its Subsidiaries; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Company or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Company or one of its Subsidiaries) to the Company or one of its Subsidiaries and who is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not adversely affect either the Company's eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the "**Securities Act**"), the offering and sale of shares issuable under this Plan by the Company or the Company's compliance with any other applicable laws. An Eligible Person who has been granted an award (a "participant") may, if otherwise eligible, be granted additional awards if the Administrator shall so determine. As used herein, "**Subsidiary**" means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company; and "Board" means the Board of Directors of the Company.

3. PLAN ADMINISTRATION

3.1 ***The Administrator***. This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The "**Administrator**" means the Board or one or more committees appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan. Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. A committee may delegate some or all of its authority to another committee so constituted. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by Section 157(c) of the Delaware General Corporation Law and any other applicable law, to one or more officers of the Company, its powers under this Plan (a) to designate the officers and employees of the Company and its Subsidiaries who will receive grants of awards under this Plan, and (b) to determine the number of shares subject to, and the other terms and conditions of, such awards. The Board may delegate different levels of authority to different committees with administrative and grant authority under this Plan. Unless otherwise provided in the Bylaws of the Company or the applicable charter of any Administrator: (a) a majority of the members of the acting Administrator shall constitute a quorum, and (b) the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

With respect to awards intended to satisfy the requirements for performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "**Code**"), this Plan shall be administered by a committee consisting solely of two or more outside directors (as this requirement is applied under Section 162(m) of the Code); provided, however, that the failure to satisfy such requirement shall not affect the validity of the action of any committee otherwise duly authorized and acting in the matter. Award grants, and transactions in or involving awards, intended to be exempt under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), must be duly and timely authorized by the Board or a committee consisting solely of two or more non-employee directors (as this requirement is applied under Rule 16b-3 promulgated under the Exchange Act). To the extent required by any applicable listing agency, this Plan shall be administered by a committee composed entirely of independent directors (within the meaning of the applicable listing agency).

3.2 ***Powers of the Administrator***. Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within the authority delegated to that committee or person(s)), including, without limitation, the authority to:

(a) determine eligibility and, from among those persons determined to be eligible, the particular Eligible Persons who will receive an award under this Plan;

(b) grant awards to Eligible Persons, determine the price at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons, determine the other specific terms and conditions of such awards consistent with the express limits of this Plan, establish the installments (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance targets, and establish the events of termination or reversion of such awards;

(c) approve the forms of award agreements (which need not be identical either as to type of award or among participants);

(d) construe and interpret this Plan and any agreements defining the rights and obligations of the Company, its Subsidiaries, and participants under this Plan, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(e) cancel, modify, or waive the Company's rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;

(f) accelerate or extend the vesting or exercisability or extend the term of any or all such outstanding awards (in the case of options or stock appreciation rights, within the maximum ten-year term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a termination of employment or services or other events of a personal nature) subject to any required consent under Section 8.6.5;

(g) adjust the number of shares of Common Stock subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6 (and subject to the no repricing provision below);

(h) determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator's action (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action granting an award);

(i) determine whether, and the extent to which, adjustments are required pursuant to Section 7 hereof and authorize the termination, conversion, substitution or succession of awards upon the occurrence of an event of the type described in Section 7;

(j) acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, stock of equivalent value, or other consideration (subject to the no repricing provision below); and

(k) determine the fair market value of the Common Stock or awards under this Plan from time to time and/or the manner in which such value will be determined.

Notwithstanding the foregoing and except for an adjustment pursuant to Section 7.1 or a repricing approved by stockholders, in no case may the Administrator (1) amend an outstanding stock option or SAR to reduce the exercise price or base price of the award, (2) cancel, exchange, or surrender an outstanding stock option or SAR in exchange for cash or other awards for the purpose of repricing the award, or (3) cancel, exchange, or surrender an outstanding stock option or SAR in exchange for an option or SAR with an exercise or base price that is less than the exercise or base price of the original award.

3.3 ***Binding Determinations***. Any action taken by, or inaction of, the Company, any Subsidiary, or the Administrator relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any Board committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

3.4 ***Reliance on Experts***. In making any determination or in taking or not taking any action under this Plan, the Administrator may obtain and may rely upon the advice of experts, including employees and professional advisors to the Company. No director, officer or agent of the Company or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3.5 ***Delegation***. The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Company or any of its Subsidiaries or to third parties.

4. SHARES OF COMMON STOCK SUBJECT TO THE PLAN; SHARE LIMITS

4.1 ***Shares Available***. Subject to the provisions of Section 7.1, the capital stock that may be delivered under this Plan shall be shares of the Company's authorized but unissued Common Stock and any shares of its Common Stock held as treasury shares. For purposes of this Plan, "**Common Stock**" shall mean the common stock of the Company and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2 ***Share Limits***. The maximum number of shares of Common Stock that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the "**Share Limit**") is equal to the sum of the following:

(1) 4,300,000 shares of Common Stock, plus

(2) the number of shares of Common Stock available for additional award grant purposes under the Company's 2004 Long-Term Incentive Plan (the "**2004 Plan**") as of the date of stockholder approval of this Plan (the "**Stockholder Approval Date**") and determined immediately prior to the termination of the authority to grant new awards under the 2004 Plan as of the Stockholder Approval Date, plus

(3) the number of any shares subject to stock options granted under the 2004 Plan and outstanding on the Stockholder Approval Date which expire, or for any reason are cancelled or terminated, after the Stockholder Approval Date without being exercised (including any shares subject to stock options granted under the Company's 1999 Long-Term Equity Incentive Plan (the "**1999 Plan**") outstanding on the Stockholder Approval Date which expire, or for any reason are cancelled or terminated, after the Stockholder Approval Date and would otherwise become eligible for award grant purposes under the 2004 Plan in accordance with the provisions of that plan);

(4) the number of any shares subject to restricted stock and restricted stock unit awards granted under the 2004 Plan that are outstanding and unvested on the Stockholder Approval Date that are forfeited, terminated, cancelled or otherwise reacquired by the Company without having become vested.

provided that in no event shall the Share Limit exceed 7,299,517 shares (which is the sum of the 4,300,000 shares set forth above, plus the number of shares available under the 2004 Plan for additional award grant purposes as of the Effective Date (as such term is defined in Section 8.6.1), plus the aggregate number of shares subject to awards previously granted and outstanding under the 2004 Plan and the 1999 Plan as of the Effective Date).

Shares issued in respect of any "Full-Value Award" granted under this Plan shall be counted against the foregoing Share Limit as [1.7] shares for every one share actually issued in connection with such award. (For example, if a stock bonus of 100 shares of Common Stock is granted under this Plan, [170] shares shall be charged against the Share Limit in connection with that award.) For this purpose, a "**Full-Value Award**" means any award under this Plan that is not a stock option grant or a stock appreciation right grant.

The following limits also apply with respect to awards granted under this Plan:

(a) The maximum number of shares of Common Stock that may be delivered pursuant to options qualified as incentive stock options granted under this Plan is 4,300,000 shares.

(b) The maximum number of shares of Common Stock subject to those options and stock appreciation rights that are granted during any calendar year to any individual under this Plan is 300,000 shares.

(c) Additional limits with respect to Performance-Based Awards are set forth in Section 5.2.3.

Each of the foregoing numerical limits is subject to adjustment as contemplated by Section 4.3, Section 7.1, and Section 8.10.

4.3 ***Awards Settled in Cash, Reissue of Awards and Shares***. Except as provided in the next sentence, shares that are subject to or underlie awards granted under this Plan which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again be available for subsequent awards under this Plan. Shares that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award under this Plan, as well as any shares exchanged by a participant or withheld by the Company or one of its Subsidiaries to satisfy the tax withholding obligations related to any award, shall not be available for subsequent awards under this Plan. To the extent that an award granted under this Plan is settled in cash or a form other than shares of Common Stock, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the shares available for issuance under this Plan. In the event that shares of Common Stock are delivered in respect of a dividend equivalent right granted under this Plan, the number of shares delivered with respect to the award shall be counted against the share limits of this Plan (including, for purposes of clarity, the limits of Section 4.2 of this Plan). (For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when the Company pays a dividend, and 50 shares are delivered in payment of those rights with respect to that dividend, 85 shares (after giving effect to the Full-Value Award premium counting rules) shall be counted against the share limits of this Plan). To the extent that shares of Common Stock are delivered pursuant to the exercise of a stock appreciation right or stock option granted under this Plan, the number of underlying shares as to which the exercise related shall be counted against the applicable share limits under Section 4.2, as opposed to only counting the shares-issued. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 100,000 shares shall be charged against the applicable share limits under Section 4.2 with respect to such exercise). Refer to Section 8.10 for application of the foregoing share limits with respect to assumed awards. The foregoing adjustments to the share limits of this Plan are subject to any applicable limitations under Section 162(m) of the Code with respect to awards intended as performance-based compensation thereunder.

4.4 ***Reservation of Shares; No Fractional Shares; Minimum Issue***. The Company shall at all times reserve a number of shares of Common Stock sufficient to cover the Company's obligations and contingent obligations to deliver shares with respect to awards then outstanding under this Plan (exclusive of any dividend equivalent obligations to the extent the Company has the right to settle such rights in cash). No fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan. The Administrator may from time to time impose a limit (of not greater than 100 shares) on the minimum number of shares that may be purchased or exercised as to awards granted under this Plan unless (as to any particular award) the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5. AWARDS

5.1 ***Type and Form of Awards***. The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Company or one of its Subsidiaries. The types of awards that may be granted under this Plan are (subject, in each case, to the no repricing provisions of Section 3.2):

5.1.1 ***Stock Options***. A stock option is the grant of a right to purchase a specified number of shares of Common Stock during a specified period as determined by the Administrator. An option may be intended as an incentive stock option within the meaning of Section 422 of the Code (an "ISO") or a nonqualified stock option (an option not intended to be an ISO). The award agreement for an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified stock option. The maximum term of each option (ISO or nonqualified) shall be ten (10) years. The per share exercise price for each option shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the option. When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.5.

5.1.2 ***Additional Rules Applicable to ISOs***. To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Common Stock subject to ISOs under this Plan and stock subject to ISOs under all other plans of the Company or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options. In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which shares of Common Stock are to be treated as shares acquired pursuant to the exercise of an ISO. ISOs may only be granted to employees of the Company or one of its subsidiaries (for this purpose, the term "subsidiary" is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of stock of each subsidiary in the chain beginning with the Company and ending with the subsidiary in question). There shall be imposed in any award agreement relating to ISOs such other terms and conditions as from time to time are required in order that the option be an "incentive stock option" as that term is defined in Section 422 of the Code. No ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) shares of outstanding Common Stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, unless the exercise price of such option is at least 110% of the fair market value of the stock subject to the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted.

5.1.3 ***Stock Appreciation Rights***. A stock appreciation right or "**SAR**" is a right to receive a payment, in cash and/or Common Stock, equal to the excess of the fair market value of a specified number of shares of Common Stock on the date the SAR is exercised over the "**base price**" of the award, which base price shall be set forth in the applicable award agreement and shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the SAR. The maximum term of a SAR shall be ten (10) years.

5.1.4 ***Other Awards; Dividend Equivalent Rights.*** The other types of awards that may be granted under this Plan include: (a) stock bonuses, restricted stock, performance stock, stock units, phantom stock or similar rights to purchase or acquire shares, whether at a fixed or variable price or ratio related to the Common Stock, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof; (b) any similar securities with a value derived from the value of or related to the Common Stock and/or returns thereon; or (c) cash awards. Dividend equivalent rights may be granted as a separate award or in connection with another award under this Plan; provided, however, that dividend equivalent rights may not be granted in connection with a stock option or SAR granted under this Plan. In addition, any dividends and/or dividend equivalents as to the unvested portion of a restricted stock award that is subject to performance-based vesting requirements or the unvested portion of a stock unit award that is subject to performance-based vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award to which they relate.

5.2 ***Section 162(m) Performance-Based Awards.*** Without limiting the generality of the foregoing, any of the types of awards listed in Section 5.1.4 above may be, and options and SARs granted to officers and employees ("**Qualifying Options**" and "**Qualifying SARS**," respectively) typically will be, granted as awards intended to satisfy the requirements for "performance-based compensation" within the meaning of Section 162(m) of the Code ("**Performance-Based Awards**"). The grant, vesting, exercisability or payment of Performance-Based Awards may depend (or, in the case of Qualifying Options or Qualifying SARs, may also depend) on the degree of achievement of one or more performance goals relative to a pre-established targeted level or levels using one or more of the Business Criteria set forth below (on an absolute basis or relative to the performance of other companies or upon comparisons of any of the indicators of performance relative to other companies) for the Company on a consolidated basis or for one or more of the Company's subsidiaries, segments, divisions or business units, or any combination of the foregoing. Any Qualifying Option or Qualifying SAR shall be subject only to the requirements of Section 5.2.1 and 5.2.3 in order for such award to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code. Any other Performance-Based Award shall be subject to all of the following provisions of this Section 5.2.

5.2.1 ***Class; Administrator.*** The eligible class of persons for Performance-Based Awards under this Section 5.2 shall be officers and employees of the Company or one of its Subsidiaries. The Administrator approving Performance-Based Awards or making any certification required pursuant to Section 5.2.4 must be constituted as provided in Section 3.1 for awards that are intended as performance-based compensation under Section 162(m) of the Code.

5.2.2 ***Performance Goals.*** The specific performance goals for Performance-Based Awards (other than Qualifying Options and Qualifying SARs) shall be, on an absolute or relative basis, established based on one or more of the following business criteria ("**Business Criteria**") as selected by the Administrator in its sole discretion: earnings per share, cash flow (which means cash and cash equivalents derived from either net cash flow from operations or net cash flow from operations, financing and investing activities), stock price, total stockholder return, gross revenue, revenue growth, operating income (before or after taxes), net earnings (before or after interest, taxes, depreciation and/ or amortization), return on equity or on assets or on net investment, cost containment or reduction, profitability, economic value added, market share, productivity, safety, customer satisfaction, on-time performance, or any combination thereof. These terms are used as applied under generally accepted accounting principles or in the financial reporting of the Company or of its Subsidiaries. To qualify awards as performance-based under Section 162(m), the applicable Business Criterion (or Business Criteria, as the case may be) and specific performance goal or goals ("targets") must be established and approved by the Administrator during the first 90 days of the performance period (and, in the case of performance periods of less than one year, in no event after 25% or more of the performance period has elapsed) and while performance relating to such target(s) remains substantially uncertain within the meaning of Section 162(m) of the Code. The terms of the Performance-Based Awards may specify the manner, if any, in which performance targets shall be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting changes or other extraordinary events not foreseen at the time the targets were set unless the Administrator provides otherwise at the time of establishing the targets. The applicable performance measurement period may not be less than three months nor more than 10 years.

5.2.3 ***Form of Payment; Maximum Performance-Based Award.*** Grants or awards under this Section 5.2 may be paid in cash or shares of Common Stock or any combination thereof. Grants of Qualifying Options and Qualifying SARs to any one participant in any one calendar year shall be subject to the limit set forth in Section 4.2(b). The maximum number of shares of Common Stock which may be delivered pursuant to Performance-Based Awards (other than Qualifying Options and Qualifying SARs, and other than cash awards covered by the following sentence) that are granted to any one participant in any one calendar year shall not exceed 300,000 shares, either individually or in the aggregate, subject to adjustment as provided in Section 7.1. In addition, the aggregate amount of compensation to be paid to any one participant in respect of all Performance-Based Awards payable only in cash and not related to shares of Common Stock and granted to that participant in any one calendar year shall not exceed $1,000,000. Awards that are cancelled during the year shall be counted against these limits to the extent required by Section 162(m) of the Code.

5.2.4 ***Certification of Payment.*** Before any Performance-Based Award under this Section 5.2 (other than Qualifying Options and Qualifying SARs) is paid and to the extent required to qualify the award as performance-based compensation within the meaning of Section 162(m) of the Code, the Administrator must certify in writing that the performance target(s) and any other material terms of the Performance-Based Award were in fact timely satisfied.

5.2.5 ***Reservation of Discretion.*** The Administrator will have the discretion to determine the restrictions or other limitations of the individual awards granted under this Section 5.2 including the authority to reduce awards, payouts or vesting or to pay no awards, in its sole discretion, if the Administrator preserves such authority at the time of grant by language to this effect in its authorizing resolutions or otherwise.

5.2.6 ***Expiration of Grant Authority.*** As required pursuant to Section 162(m) of the Code and the regulations promulgated thereunder, the Administrator's authority to grant new awards that are intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code (other than Qualifying Options and Qualifying SARs) shall terminate upon the first meeting of the Company's stockholders that occurs in the fifth year following the year in which the Company's stockholders first approve this Plan, subject to any subsequent extension that may be approved by stockholders.

5.3 ***Award Agreements.*** Each award shall be evidenced by either (1) a written award agreement in a form approved by the Administrator and executed by the Company by an officer duly authorized to act on its behalf, or (2) an electronic notice of award grant in a form approved by the Administrator and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking award grants under this Plan generally (in each case, an "award agreement"), as the Administrator may provide and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the award in such form and manner as the Administrator may require. The Administrator may authorize any officer of the Company (other than the particular award recipient) to execute any or all award agreements on behalf of the Company. The award agreement shall set forth the material terms and conditions of the award as established by the Administrator consistent with the express limitations of this Plan.

5.4 ***Deferrals and Settlements.*** Payment of awards may be in the form of cash, Common Stock, other awards or combinations thereof as the Administrator shall determine, and with such restrictions as it may impose. The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.5 ***Consideration for Common Stock or Awards.*** The purchase price for any award granted under this Plan or the Common Stock to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

- services rendered by the recipient of such award;
- cash, check payable to the order of the Company, or electronic funds transfer;
- notice and third party payment in such manner as may be authorized by the Administrator;
- the delivery of previously owned shares of Common Stock;
- by a reduction in the number of shares otherwise deliverable pursuant to the award; or
- subject to such procedures as the Administrator may adopt, pursuant to a "cashless exercise" with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any shares newly-issued by the Company be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable state law. Shares of Common Stock used to satisfy the exercise price of an option shall be valued at their fair market value on the date of exercise. The Company will not be obligated to deliver any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant's ability to pay the purchase or exercise price of any award or shares by any method other than cash payment to the Company.

5.6 ***Definition of Fair Market Value.*** For purposes of this Plan, "fair market value" shall mean, unless otherwise determined or provided by the Administrator in the circumstances, the closing price (in regular trading) for a share of Common Stock on the New York Stock Exchange (the "**Exchange**") for the date in question or, if no sales of Common Stock were reported on the Exchange on that date, the closing price (in regular trading) for a share of Common Stock on the Exchange for the next preceding day on which sales of Common Stock were reported on the Exchange. The Administrator may, however, provide with respect to one or more awards that the fair market value shall equal the closing price (in regular trading) for a share of Common Stock on the Exchange on the last trading day preceding the date in question or the average of the high and low trading prices of a share of Common Stock on the Exchange for the date in question or the most recent trading day. If the Common Stock is no longer listed or is no longer actively traded on the Exchange as of the applicable date, the fair market value of the Common Stock shall be the value as reasonably determined by the Administrator for purposes of the award in the circumstances. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

5.7 ***Transfer Restrictions.***

5.7.1 ***Limitations on Exercise and Transfer.*** Unless otherwise expressly provided in (or pursuant to) this Section 5.7 or required by applicable law: (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.

5.7.2 ***Exceptions.*** The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing. Any permitted transfer shall be subject to compliance with applicable federal and state securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person's family members).

5.7.3 ***Further Exceptions to Limits on Transfer.*** The exercise and transfer restrictions in Section 5.7.1 shall not apply to:

(a) transfers to the Company (for example, in connection with the expiration or termination of the award),

(b) the designation of a beneficiary to receive benefits in the event of the participant's death or, if the participant has died, transfers to or exercise by the participant's beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution,

(c) subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Administrator,

(d) if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative, or

(e) the authorization by the Administrator of "cashless exercise" procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and the express authorization of the Administrator.

5.8 ***International Awards***. One or more awards may be granted to Eligible Persons who provide services to the Company or one of its Subsidiaries outside of the United States. Any awards granted to such persons may be granted pursuant to the terms and conditions of any applicable sub-plans, if any, appended to this Plan and approved by the Administrator.

6. EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE ON AWARDS

6.1 ***General***. The Administrator shall establish the effect of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award. If the participant is not an employee of the Company or one of its Subsidiaries and provides other services to the Company or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Company or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.

6.2 ***Events Not Deemed Terminations of Service***. Unless the express policy of the Company or one of its Subsidiaries, or the Administrator, otherwise provides, the employment relationship shall not be considered terminated in the case of (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Company or one of its Subsidiaries, or the Administrator; provided that, unless reemployment upon the expiration of such leave is guaranteed by contract or law or the Administrator otherwise provides, such leave is for a period of not more than three months. In the case of any employee of the Company or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Company or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of the term set forth in the applicable award agreement.

6.3 ***Effect of Change of Subsidiary Status***. For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Company a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of the Company or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status unless the Subsidiary that is sold, spun-off or otherwise divested (or its successor or a direct or indirect parent of such Subsidiary or successor) assumes the Eligible Person's award(s) in connection with such transaction.

7. ADJUSTMENTS; ACCELERATION

7.1 ***Adjustments***. Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation, or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Common Stock; or any exchange of Common Stock or other securities of the Company, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; then the Administrator shall equitably and proportionately adjust (1) the number and type of shares of Common Stock (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan), (2) the number, amount and type of shares of Common Stock (or other securities or property) subject to any outstanding awards, (3) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards, and/or (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.

Unless otherwise expressly provided in the applicable award agreement, upon (or, as may be necessary to effect the adjustment, immediately prior to) any event or transaction described in the preceding paragraph or a sale of all or substantially all of the business or assets of the Company as an entirety, the Administrator shall equitably and proportionately adjust the performance standards applicable to any then-outstanding performance-based awards to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding performance-based awards.

It is intended that, if possible, any adjustments contemplated by the preceding two paragraphs be made in a manner that satisfies applicable U.S. legal, tax (including, without limitation and as applicable in the circumstances, Section 424 of the Code, Section 409A of the Code and Section 162(m) of the Code) and accounting (so as to not trigger any charge to earnings with respect to such adjustment) requirements.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2 ***Corporate Transactions—Assumption and Termination of Awards***. Upon the occurrence of any of the following: any merger, combination, consolidation, or other reorganization in connection with which the Company does not survive (or does not survive as a public company in respect of its Common Stock); any exchange of

Common Stock or other securities of the Company in connection with which the Company does not survive (or does not survive as a public company in respect of its Common Stock); a sale of all or substantially all the business, stock or assets of the Company in connection with which the Company does not survive (or does not survive as a public company in respect of its Common Stock); a dissolution of the Company; or any other event in which the Company does not survive (or does not survive as a public company in respect of its Common Stock); then the Administrator may make provision for a cash payment in settlement of, or for the termination, assumption, substitution or exchange of any or all outstanding share-based awards or the cash, securities or property deliverable to the holder of any or all outstanding share-based awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Common Stock upon or in respect of such event. Upon the occurrence of any event described in the preceding sentence, then, unless the Administrator has made a provision for the substitution, assumption, exchange or other continuation or settlement of the award or (unless the Administrator has provided for the termination of the award) the award would otherwise continue in accordance with its terms in the circumstances: (1) unless otherwise provided in the applicable award agreement, each then-outstanding option and SAR shall become fully vested, all shares of restricted stock then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award; and (2) each award shall terminate upon the related event; provided that the holder of an option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days' notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award.

In any of the events referred to in this Section 7.2, the Administrator may take such action contemplated by this Section 7.2 prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares. Without limiting the generality of the foregoing, the Administrator may deem an acceleration to occur immediately prior to the applicable event and, in such circumstances, will reinstate the original terms of the award if an event giving rise to an acceleration does not occur.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.

7.3 ***Other Acceleration Rules.*** The Administrator may override the provisions of Section 7.2 by express provision in the award agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with an event referred to in Section 7.2 (or such other circumstances as may trigger accelerated vesting of the award) shall remain exercisable as an ISO only to the extent the applicable $100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.

7.4 ***Definition of Change in Control.*** With respect to a particular award granted under this Plan, a "Change in Control" shall be deemed to have occurred as of the first day, after the date of grant of the particular award, that any one or more of the following conditions shall have been satisfied:

(i) the consummation of:

(A) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of common stock of the Company would be converted into cash, securities or other property, other than a merger of the Company in which the holders of common stock of the Company immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger; or

(B) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of the Company.

(ii) at any time during a period of twenty-four (24) months, fewer than a majority of the members of the Board are Incumbent Directors. For these purposes, "**Incumbent Directors**" means (A) individuals who constitute the Board at the beginning of such period; and (B) individuals who were nominated or elected by all of, or a committee composed entirely of, the individuals described in (A); and (C) individuals who were nominated or elected by individuals described in (B).

(iii) any Person (meaning any individual, entity or group within the meaning of Section 13(d)(3) or 14(d) of the Exchange Act) shall, as a result of a tender or exchange offer, open market purchases, privately-negotiated purchases or otherwise, become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, of the then-outstanding securities of the Company ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of members of the Board ("Voting Securities" to be calculated as provided in paragraph (d) of Rule 13d-3 in the case of rights to acquire common stock of the Company) representing 20% or more of the combined voting power of the then-outstanding Voting Securities.

(iv) approval by the stockholders of the Company of any plan or proposal for the liquidation or dissolution of the Company.

Unless the Board shall determine otherwise, a Change of Control shall not be deemed to have occurred by reason of any corporate reorganization, merger, consolidation, transfer of assets, liquidating distribution or other transaction entered into solely by and between the Company and any affiliate thereof, provided such transaction has been approved by at least two-thirds (2/3) of the Incumbent Directors (as defined above) then in office and voting.

8. OTHER PROVISIONS

8.1 ***Compliance with Laws***. This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of shares of Common Stock, and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Company or one of its Subsidiaries, provide such assurances and representations to the Company or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2 ***No Rights to Award***. No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3 ***No Employment/Service Contract***. Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Company or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee's status as an employee at will, nor shall interfere in any way with the right of the Company or one of its Subsidiaries to change a person's compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4 ***Plan Not Funded***. Awards payable under this Plan shall be payable in shares or from the general assets of the Company, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including shares of Common Stock, except as expressly otherwise provided) of the Company or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Company or one of its Subsidiaries and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

8.5 ***Tax Withholding.*** Upon any exercise, vesting, or payment of any award, or upon the disposition of shares of Common Stock acquired pursuant to the exercise of an ISO prior to satisfaction of the holding period requirements of Section 422 of the Code, or upon any other tax withholding event with respect to any award, the Company or one of its Subsidiaries shall have the right at its option to:

(a) require the participant (or the participant's personal representative or beneficiary, as the case may be) to pay or provide for payment of at least the minimum amount of any taxes which the Company or one of its Subsidiaries may be required to withhold with respect to such award event or payment; or

(b) deduct from any amount otherwise payable in cash (whether related to the award or otherwise) to the participant (or the participant's personal representative or beneficiary, as the case may be) the minimum amount of any taxes which the Company or one of its Subsidiaries may be required to withhold with respect to such award event or payment.

In any case where a tax is required to be withheld in connection with the delivery of shares of Common Stock under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) require or grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, that the Company reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy the minimum applicable withholding obligation on exercise, vesting or payment. In no event shall the shares withheld exceed the minimum whole number of shares required for tax withholding under applicable law.

8.6 ***Effective Date, Termination and Suspension, Amendments.***

8.6.1 ***Effective Date.*** This Plan is effective as of March 13, 2008, the date of its approval by the Board (the "**Effective Date**"). This Plan shall be submitted for and subject to stockholder approval no later than twelve months after the Effective Date. Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.6.2 ***Board Authorization.*** The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

8.6.3 ***Stockholder Approval.*** To the extent then required by applicable law or any applicable listing agency or required under Sections 162, 422 or 424 of the Code to preserve the intended tax consequences of this Plan, or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to stockholder approval.

8.6.4 ***Amendments to Awards***. Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards. Any amendment or other action that would constitute a repricing of an award is subject to the limitations set forth in Section 3.2.

8.6.5 ***Limitations on Amendments to Plan and Awards***. No amendment, suspension or termination of this Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Company under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6.

8.7 ***Privileges of Stock Ownership***. Except as otherwise expressly authorized by the Administrator, a participant shall not be entitled to any privilege of stock ownership as to any shares of Common Stock not actually delivered to and held of record by the participant. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

8.8 ***Governing Law; Construction; Severability***.

8.8.1 ***Choice of Law***. This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the State of Delaware.

8.8.2 ***Severability***. If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.8.3 ***Plan Construction***.

(a) Rule 16b-3. It is the intent of the Company that the awards and transactions permitted by awards be interpreted in a manner that, in the case of participants who are or may be subject to Section 16 of the Exchange Act, qualify, to the maximum extent compatible with the express terms of the award, for exemption from matching liability under Rule 16b-3 promulgated under the Exchange Act. Notwithstanding the foregoing, the Company shall have no liability to any participant for Section 16 consequences of awards or events under awards if an award or event does not so qualify.

(b) Section 162(m). Awards under Section 5.1.4 to persons described in Section 5.2 that are either granted or become vested, exercisable or payable based on attainment of one or more performance goals related to the Business Criteria, as well as Qualifying Options and Qualifying SARs granted to persons described in Section 5.2, that are approved by a committee composed solely of two or more outside directors (as this requirement is applied under Section 162(m) of the Code) shall be deemed to be intended as performance-based compensation within the meaning of Section 162(m) of the Code unless such committee provides otherwise at the time of grant of the award. It is the further intent of the Company that (to the extent the Company or one of its Subsidiaries or awards under this Plan may be or become subject to limitations on deductibility under Section 162(m) of the Code) any such awards and any other Performance-Based Awards under Section 5.2 that are granted to or held by a person subject to Section 162(m) will qualify as performance-based compensation or otherwise be exempt from deductibility limitations under Section 162(m).

8.9 ***Captions***. Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.10 ***Stock-Based Awards in Substitution for Stock Options or Awards Granted by Other Company***. Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee stock options, SARs, restricted stock or other stock-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Company or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Company or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the stock or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect only adjustments giving effect to the assumption or substitution consistent with the conversion applicable to the Common Stock in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Company, as a result of the assumption by the Company of, or in substitution for, outstanding awards previously granted by an acquired company (or previously granted by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Company or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan.

8.11 ***Non-Exclusivity of Plan***. Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Common Stock, under any other plan or authority.

8.12 ***No Corporate Action Restriction***. The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the stockholders of the Company to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Company or any Subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Company or any

Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Company or any Subsidiary, (d) any dissolution or liquidation of the Company or any Subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Company or any Subsidiary, or (f) any other corporate act or proceeding by the Company or any Subsidiary. No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Company or any employees, officers or agents of the Company or any Subsidiary, as a result of any such action.

8.13 ***Other Company Benefit and Compensation Programs***. Payments and other benefits received by a participant under an award made pursuant to this Plan shall not be deemed a part of a participant's compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Company or any Subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans or arrangements of the Company or its Subsidiaries.

8.14 ***Clawback Policy***. The awards granted under this Plan are subject to the terms of the Company's recoupment, clawback or similar policy as it may be in effect from time to time, as well as any similar provisions of applicable law, any of which could in certain circumstances require repayment or forfeiture of awards or any shares of Common Stock or other cash or property received with respect to the awards (including any value received from a disposition of the shares acquired upon payment of the award

Annual Report
on
Form 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *[NO FEE REQUIRED]***

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *[NO FEE REQUIRED]***

For the transition period from to

Commission File Number 1-8957

ALASKA AIR GROUP, INC.

A Delaware Corporation

91-1292054	**19300 International Boulevard, Seattle, Washington 98188**
(I.R.S. Employer Identification No.)	**Telephone: (206) 392-5040**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.00 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): Yes ☐ No ☒

As of January 31, 2011, shares of common stock outstanding totaled 35,831,543. The aggregate market value of the shares of common stock of Alaska Air Group, Inc. held by nonaffiliates on June 30, 2010, was approximately $1.6 billion (based on the closing price of $44.95 per share on the New York Stock Exchange on that date).

DOCUMENTS INCORPORATED BY REFERENCE

Title of Document	Part Hereof Into Which Document is to be Incorporated
Definitive Proxy Statement Relating to 2011 Annual Meeting of Shareholders	Part III

ALASKA AIR GROUP, INC.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

As used in this Form 10-K, the terms "Air Group," "our," "we" and the "Company" refer to Alaska Air Group, Inc. and its subsidiaries, unless the context indicates otherwise. Alaska Airlines, Inc. and Horizon Air Industries, Inc. are referred to as "Alaska" and "Horizon," respectively, and together as our "airlines."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words "believe," "expect," "will," "anticipate," "intend," "estimate," "project," "assume" or other similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or the Company's present expectations.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control.

Our forward-looking statements are based on the information currently available to us and speak only as of the date on which this report was filed with the SEC. We expressly disclaim any obligation to issue any updates or revisions to our forward-looking statements, even if subsequent events cause our expectations to change regarding the matters discussed in those statements. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such differences might be significant and materially adverse to our shareholders. For a discussion of these and other risk factors in this Form 10-K, see "Item 1A: Risk Factors." Please consider our forward-looking statements in light of those risks as you read this report.

PART I

ITEM 1. OUR BUSINESS

Alaska Air Group, Inc. (Air Group, the Company, we or us) is a Delaware corporation incorporated in 1985 and we have two principal subsidiaries: Alaska Airlines, Inc. (Alaska) and Horizon Air Industries, Inc. (Horizon). Through these subsidiaries, we provide passenger air service to more than 23 million passengers per year to more than 90 destinations. We also provide freight and mail services, primarily to and within the state of Alaska and on the West Coast. Although Alaska and Horizon both operate as airlines, their business plans, competition, and economic risks differ substantially. Alaska is a major airline that operates an all-jet fleet with an average passenger trip length in 2010 of 1,232 miles. Horizon is a regional airline, operates turboprop and jet aircraft, and its average passenger trip length in 2010 was 359 miles. Individual financial information about Alaska and Horizon is in Note 12 to the consolidated financial statements and throughout this report, specifically in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Both of our airlines continue to distinguish themselves from competitors by providing award-winning customer service and differentiating amenities. Our outstanding employees and excellent service in the form of advance seat assignments, expedited check-in with Airport of the Future®, web check-in, flight alerts, an award-winning frequent flyer program, well-maintained aircraft, a first-class section aboard Alaska aircraft, and other amenities are regularly recognized by independent studies, awards, and surveys of air travelers. For example, Alaska has ranked "Highest in Customer Satisfaction among Traditional Network Carriers" in 2010, 2009 and 2008 by J.D. Power and Associates, was named "Top-Performing Airline" in 2010 by Aviation Week Magazine, was recognized for having the "Best Loyalty Credit Card" in North America in 2010 at the Frequent Traveler Awards, and won the "Program of the Year" Freddie award for 2008 and 2007 for our Mileage Plan program. We are very proud of these awards and we continue to strive to offer the best customer service in the industry.



WHERE YOU CAN FIND MORE INFORMATION

Our filings with the Securities and Exchange Commission, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available on our website at *www.alaskaair.com,* free of charge, as soon as reasonably practicable after the electronic filing of these reports with the Securities and Exchange Commission. The information contained on our website is not a part of this annual report on Form 10-K.

OUR AIRLINES

ALASKA

Alaska Airlines is an Alaska corporation that was organized in 1932 and incorporated in 1937. We offer extensive north/south service within the western U.S., Canada and Mexico, and passenger and dedicated cargo services to and within the state of Alaska. We also provide long-haul east/west service to Hawaii and thirteen cities in the mid-continental and eastern U.S., primarily from Seattle, where we have our largest concentration of departures; although we do offer long-haul departures from other cities as well.

In 2010, we carried over 16.5 million revenue passengers in our mainline operations, and we carry more passengers between Alaska and the U.S. mainland than any other airline. Based on the number of passengers carried in 2010, Alaska's leading airports are Seattle, Los Angeles, Anchorage and Portland. Based on 2010 revenues, the leading nonstop routes are Seattle-Anchorage, Seattle-Los Angeles, and Seattle-Las Vegas. At December 31, 2010, Alaska's operating fleet consisted of 114 jet aircraft, compared to 115 aircraft as of December 31, 2009.

Alaska's passenger traffic by market is presented below:

	2010	2009
West Coast	33%	36%
Within Alaska and between Alaska and the U.S. mainland	19%	21%
Transcon/midcon	24%	23%
Hawaii	14%	9%
Mexico	8%	9%
Canada	2%	2%
Total	100%	100%

HORIZON

Horizon Air Industries is a Washington corporation that first began service and was incorporated in 1981. Horizon was acquired by Air Group in 1986. It is the largest regional airline in the Pacific Northwest and serves a number of cities in six states, five destinations in Canada, and two destinations in Mexico.

In 2010, Horizon carried over 6.8 million revenue passengers. Approximately 91% of Horizon's revenue passenger miles in 2010 were flown domestically, primarily in the states of Washington, Oregon, Idaho and California, compared to 90% in 2009. The Canada markets accounted for 8% of revenue passenger miles in both 2010 and 2009. Flying to Mexico accounted for about 1% of total traffic in 2010 compared to about 2% in 2009.

Based on 2010 passenger enplanements, Horizon's leading airports are Seattle, Portland, Spokane, and Boise. Based on revenues in 2010, the leading nonstop routes are Portland-Seattle, Spokane-Seattle, and Portland-San Francisco. At December 31, 2010, Horizon's operating fleet consisted of 13 jets and 41 turboprop aircraft. Horizon flights are listed under Alaska's designator code in airline reservation systems.

Alaska and Horizon integrate their flight schedules to provide convenient, competitive connections between most points served by their systems. In 2010 and 2009, approximately 29% and 22%, respectively, of Horizon's passengers connected to flights operated by Alaska. Beginning January 1, 2011, Horizon will operate 100% of its flights under a capacity purchase arrangement with Alaska, whereby Alaska will pay Horizon an agreed-upon rate based on the operated capacity.

INDUSTRY CONDITIONS

GENERAL

The airline industry is highly competitive and has historically been characterized by low profit margins and high fixed costs, primarily for wages, aircraft fuel, aircraft ownership, and facilities rents. Because expenses of a flight do not vary significantly with the number of passengers carried, a relatively small change in the number of passengers or in pricing has a disproportionate effect on an airline's operating and financial results. In other words, a minor shortfall in expected revenue levels could cause a disproportionately negative impact on our results of operations. Passenger demand and ticket prices are, to a large measure, influenced by the general state of the economy, current global economic and political events and total available airline seat capacity.

2010

2010 was a banner year in the industry in many respects. Many in the industry, including us, reported record earnings and passenger load factors. The year was characterized by industry capacity discipline with an increase in passenger traffic. This allowed for better pricing performance and stronger earnings. In order to maximize revenue, airlines continued to add or increase ancillary fees for checked baggage, buy-on-board items, ticket fees, etc. These fees have significantly helped lift the industry out of its downturn and into the current recovery. One significant area of concern, however, is the rising cost of fuel toward the latter half of the year and into the first part of 2011.

During 2010, our key initiative was to optimize revenue. We continued to redeploy capacity to better match demand, and the new markets we have entered are performing well. Our revenue initiatives, combined with lower non-fuel unit costs, our continued focus on customer service and our strong operational performance resulted in record financial results that again were among the best in the industry.

OUR REVENUE INITIATIVES, COMBINED WITH LOWER NON-FUEL UNIT COSTS, OUR CONTINUED FOCUS ON CUSTOMER SERVICE AND OUR STRONG OPERATIONAL PERFORMANCE RESULTED IN 2010 RECORD FINANCIAL RESULTS THAT WERE AGAIN AMONG THE BEST IN THE INDUSTRY.

FUEL

Our business and financial results are highly affected by the price and, potentially, the availability of jet fuel. Fuel prices have been extremely volatile over the past few years. The price of crude oil spiked in 2008 with a high of nearly $150 per barrel in July 2008 and dropped significantly to an average of $62 per barrel in 2009. We saw upward pressure on fuel prices again in 2010 with an average crude oil price of just over $80 per barrel and currently over $85. For us, a $1 per barrel increase in the price of oil equates to approximately $9 million of additional fuel cost annually. Said another way, a one-cent change in our fuel price per gallon will impact our expected annual fuel cost by approximately $4 million per year.

We refer to the price we pay for fuel at the airport, including applicable taxes, as our "raw" fuel price. Raw fuel prices are impacted by world oil prices and refining costs, which can vary by region in the U.S. Generally, West Coast jet fuel prices are somewhat higher and more volatile than prices in the Gulf Coast or on the East Coast, putting our airlines at a slight competitive disadvantage. Historically, fuel costs have generally represented 10% to 15% of an airline's operating costs, but due to volatility in prices over the past few years, fuel costs have been in the range of 20% to 40% of total operating costs. Both the crude oil and refining cost components of jet fuel are volatile and outside of our control, and they can have a significant and immediate impact on our operating results.

Our average raw fuel cost per gallon increased 27% in 2010, declined 43% in 2009, and increased 42% in 2008.

We use crude oil call options and jet fuel refining margin swap contracts as hedges to decrease our exposure to the volatility of jet fuel prices. Call options effectively cap our pricing on the crude oil component of fuel prices, limiting our exposure to increasing fuel prices for about half of our planned fuel consumption. With these call option contracts, we still benefit from the decline in crude oil prices, as there is no future cash exposure above the premiums we pay to enter into the contracts.

We believe that operating fuel-efficient aircraft is the best hedge against high fuel prices. Alaska operates an all-Boeing 737 fleet. Horizon is currently undergoing a transition to an all-Q400 turboprop fleet, with expected completion in 2011. Because of these changes, Alaska's fuel burn expressed in available seat miles flown per gallon (ASMs/g) improved from 65.9 ASMs/g in 2006 to 76.5 ASMs/g in 2010. Similarly, Horizon's fuel burn has improved from 51.7 ASMs/g in 2006 to 56.1 ASMs/g in 2010.

These reductions have not only reduced our fuel cost, but also the amount of greenhouse gases and other pollutants that our operations emit.

MARKETING AND COMPETITION

ALLIANCES WITH OTHER AIRLINES

We have marketing alliances with a number of airlines that provide reciprocal frequent flyer mileage credit and redemption privileges as well as code sharing on certain flights as shown in the table below. Alliances are an important part of our strategy and enhance our revenues by:

- offering our customers more travel destinations and better mileage credit/ redemption opportunities;
- giving our Mileage Plan program a competitive advantage because of our partnership with carriers from two major global alliances (Oneworld and Skyteam);
- giving us access to more connecting traffic from other airlines; and
- providing members of our alliance partners' frequent flyer programs an opportunity to travel on Alaska and Horizon while earning mileage credit in our partners' programs.

Most of our codeshare relationships are free-sell codeshares, where the marketing carrier sells seats on the operating carrier's flights from the operating carrier's inventory, but takes no inventory risk. Our marketing agreements have various termination dates, and at any time, one or more may be in the process of renegotiation.

Our marketing alliances with other airlines as of December 31, 2010 are as follows:

	Frequent Flyer Agreement	Codeshare—Alaska Flight # on Flights Operated by Other Airline	Codeshare—Other Airline Flight # On Flights Operated by Alaska/ Horizon
Major U.S. or International Airlines			
American Airlines/ American Eagle	Yes	Yes	Yes
Air France	Yes	No	Yes
British Airways	Yes	No	No
Cathay Pacific Airways	Yes	No	Yes
Delta Air Lines/ DeltaConnection (1)	Yes	Yes	Yes
Icelandair	Yes	No	Yes
KLM	Yes	No	Yes
Korean Air	Yes	No	Yes
Lan S.A.	Yes	No	Yes
Air Pacific (2)	Yes	No	Yes
Qantas	Yes	No	Yes
Regional Airlines			
Era Alaska (2)	Yes	Yes	No
PenAir (2)	Yes	Yes	No
Kenmore Air (2)	Yes	No	No

(1) Alaska has codeshare agreements with the Delta Connection carriers Skywest, ASA, Pinnacle, Mesaba, Comair and Compass as part of its agreement with Delta.

(2) These airlines do not have their own frequent flyer program. However, Alaska's Mileage Plan members can earn and redeem miles on these airlines' route systems.

COMPETITION

Competition in the airline industry is intense. We believe the principal competitive factors in the industry that are important to customers are:

- safety record and reputation,
- fares,

- flight schedules,
- customer service,
- routes served,
- frequent flyer programs,
- on-time arrivals,
- baggage handling,
- on-board amenities,
- type of aircraft, and
- code-sharing relationships.

Together, Alaska and Horizon carry approximately 3.7% of all U.S. domestic passenger traffic. We compete with one or more domestic or foreign airlines on most of our routes, including Southwest Airlines, United Airlines, Delta Air Lines, American Airlines, US Airways, jetBlue Airways, Virgin America, Allegiant and regional affiliates associated with some of these carriers.

Due to its short-haul markets, Horizon also competes with ground transportation in many markets, including train, bus and automobile transportation. Both carriers, to some extent, also compete with technology such as video conferencing and internet-based meeting tools that have changed the need or frequency of face-to-face business meetings.

TICKET DISTRIBUTION

Airline tickets are distributed through three primary channels:

- *Alaskaair.com:* It is less expensive for us to sell through this direct channel and, as a result, we continue to take steps to drive more business to our website. In addition, we believe this channel is preferable from a branding and customer-relationship standpoint in that we can establish ongoing communication with the customer and tailor offers accordingly.
- *Traditional and online travel agencies:* Both traditional and online travel agencies typically use Global Distribution Systems (GDS), such as Sabre, to obtain their fare and inventory data from airlines. Bookings made through these agencies result in a fee that is charged to the airline. Many of our large corporate customers require us to use these agencies. Some of our competitors do not use this distribution channel and, as a result, have lower ticket distribution costs.
- *Reservation call centers:* These call centers are located in Phoenix, AZ, Kent, WA, and Boise, ID. We generally charge a $15 fee for booking reservations through these call centers.

Our sales by channel are as follows:

	2010	2009
Alaskaair.com	48%	48%
Traditional and online travel agencies	43%	42%
Reservation call centers	8%	9%
All other channels	1%	1%
Total	100%	100%

EMPLOYEES

Labor costs have historically made up 30% to 40% of an airline's total operating costs. Most major airlines, including ours, have employee groups that are covered by collective bargaining agreements. Airlines with unionized work forces have higher labor costs than carriers without unionized work forces, and they may not have the ability to adjust labor costs downward quickly enough to respond to new competition. New entrants into the U.S. airline industry generally do not have unionized work forces, which can be a competitive advantage for those airlines.

We had 12,039 (9,013 at Alaska and 3,026 at Horizon) active full-time and part-time employees at December 31, 2010, compared to 12,440 (9,046 at Alaska and 3,394 at Horizon) at December 31, 2009. Wages, salaries and benefits (including variable incentive pay) represented approximately 43% of our total non-fuel operating expenses in both 2010 and 2009.

At December 31, 2010, labor unions represented 82% of Alaska's and 47% of Horizon's employees. Our relations with our

U.S. labor organizations are governed by the Railway Labor Act (RLA). Under this act, collective bargaining agreements do not expire but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, it must notify the other party in the manner prescribed by the RLA and/or described in the agreement. After receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the National Mediation Board (NMB) to initiate a process including mediation, arbitration, and a potential "cooling off" period that must be followed before either party may engage in self-help.

Alaska's union contracts at December 31, 2010 were as follows:

Union	Employee Group	Number of Active Employees	Contract Status
Air Line Pilots Association International (ALPA)	Pilots	1,286	Amendable 4/1/2013
Association of Flight Attendants (AFA)	Flight attendants	2,397	Amendable 4/27/2012
International Association of Machinists and Aerospace Workers (IAM)	Ramp service and stock clerks	674	Amendable 7/17/2012
IAM	Clerical, office and passenger service	2,302	Amendable 1/1/2014
Aircraft Mechanics Fraternal Association (AMFA)	Mechanics, inspectors and cleaners	623	Amendable 10/17/2011
Mexico Workers Association of Air Transport	Mexico airport personnel	81	Amendable 12/28/2011
Transport Workers Union of America (TWU)	Dispatchers	36	In Negotiations

Horizon's union contracts at December 31, 2010 were as follows:

Union	Employee Group	Number of Active Employees	Contract Status
International Brotherhood of Teamsters (IBT)	Pilots	536	Amendable 12/14/2015
AFA	Flight attendants	493	Amendable 12/21/2011
IBT	Mechanics and related classifications	320	Amendable 12/16/2014
TWU	Dispatchers	14	Amendable 8/26/2014
National Automobile, Aerospace, Transportation and General Workers	Station personnel in Vancouver and Victoria, BC, Canada	53	Expires 2/13/2013

EXECUTIVE OFFICERS

The executive officers of Alaska Air Group, Inc. and executive officers of Alaska and Horizon who have significant decision-making responsibilities, their positions and their respective ages (as of February 1, 2011) are as follows:

Name	Position	Age	Air Group or Subsidiary Officer Since
William S. Ayer	Chairman, President and Chief Executive Officer of Alaska Air Group, Inc., Chairman and Chief Executive Officer of Alaska Airlines, Inc. and Chairman and Chief Executive Officer of Horizon Air Industries, Inc.	56	1985
Brandon S. Pedersen . . .	Vice President/Finance and Chief Financial Officer of Alaska Air Group, Inc. and Alaska Airlines, Inc.	44	2003
Keith Loveless	Vice President/Legal and Corporate Affairs, General Counsel and Corporate Secretary of Alaska Air Group, Inc. and Alaska Airlines, Inc.	54	1996
Bradley D. Tilden	President of Alaska Airlines, Inc.	50	1994
Glenn S. Johnson	President of Horizon Air Industries, Inc.	52	1991
Benito Minicucci	Executive Vice President/Operations and Chief Operating Officer of Alaska Airlines, Inc.	44	2004
Kelley Dobbs	Vice President/Human Resources and Labor Relations of Alaska Airlines, Inc.	44	2004

Mr. Ayer has been Air Group's President since February 2003 and became Chairman and Chief Executive Officer in May 2003. He has also served as Alaska Airlines' Chairman since February 2003, as Chief Executive Officer since January 2002 and was President from November 1997 to December 2008. He has served as Horizon Air Industries' Chairman and Chief Executive Officer since June 2010. Prior to that, he was Sr. Vice President/Customer Service, Marketing and Planning of Alaska Airlines from January 1997, and Vice President/Marketing and Planning from August 1995. Prior thereto, he served as Sr. Vice President/Operations of Horizon Air Industries from January 1995.
Mr. Ayer serves on the boards of Alaska Airlines, Puget Energy, Inc., the Alaska Airlines Foundation, Angel Flight West, Inc., and the Museum of Flight. He also serves on the University of Washington Business School Advisory Board, and as a director of the Seattle branch of the Federal Reserve Board.

Mr. Pedersen joined Alaska Airlines in 2003 as Staff Vice President/Finance and Controller of Alaska Air Group and Alaska Airlines and was elected Vice President/Finance and Controller for both entities in 2006. He was elected Vice President/Finance and Chief Financial Officer of Alaska Air Group and Alaska Airlines in June 2010. He is a member of Air Group's Management Executive Committee.

Mr. Loveless became Corporate Secretary and Assistant General Counsel of Alaska Air Group and Alaska Airlines in 1996. In 1999, he was named Vice President/Legal and Corporate Affairs, General Counsel and Corporate Secretary of Alaska Air Group and Alaska Airlines. He is a member of Air Group's Management Executive Committee.

Mr. Tilden joined Alaska Airlines in 1991, became Controller of Alaska Air Group and Alaska Airlines in 1994, Chief Financial Officer in February 2000, Executive Vice President/Finance in January 2002, Executive Vice President/Finance and Planning in 2007, and President of Alaska Airlines in December 2008. He is a member of Air Group's Management Executive Committee and was elected to the Air Group board in late 2010.

Mr. Johnson joined Alaska Airlines in 1982, became Vice President/Controller and Treasurer of Horizon Air Industries in 1991 and Vice President/Customer Services in 2002. He returned to Alaska Airlines in 2003 where he has served in several roles, including Vice President/ Finance and Controller and Vice President/ Finance and Treasurer. He served as Senior Vice President/Customer Service—Airports from January 2006 through April 2007 and in April 2007, he was elected Executive Vice President/ Airports and Maintenance and Engineering. He was elected Executive Vice President/Finance and Chief Financial Officer of Alaska Air Group and Alaska Airlines in December 2008. He was elected President of Horizon Air Industries in June 2010. He is a member of Air Group's Management Executive Committee.

Mr. Minicucci joined Alaska Airlines in 2004 as Staff Vice President of Maintenance and Engineering and was promoted to Vice President of Seattle Operations in June 2008. In December 2008 he was elected Executive Vice President/ Operations and Chief Operating Officer of Alaska Airlines. He is a member of Air Group's Management Executive Committee.

Ms. Dobbs joined Alaska Airlines in 1987, became Staff Vice President/Human Resources—Staffing and Development in 2004, Vice President/Human Resources—Strategy, Culture and Inclusion in June 2007, and Vice President/Human Resources and Labor Relations in 2009. She is a member of Air Group's Management Executive Committee.

REGULATION

GENERAL

The airline industry is highly regulated.

The Department of Transportation (DOT), the Federal Aviation Administration (FAA) and the Transportation Security Administration (TSA) exercise significant regulatory authority over air carriers.

- *DOT:* In order to provide passenger and cargo air transportation in the U.S., a domestic airline is required to hold a certificate of public convenience and necessity issued by the DOT. Subject to certain individual airport capacity, noise and other restrictions, this certificate permits an air carrier to operate between any two points in the U.S. Certificates do not expire, but may be revoked for failure to comply with federal aviation statutes, regulations, orders or the terms of the certificates. In addition, the DOT has jurisdiction over the approval of international codeshare agreements, alliance agreements between domestic major airlines, international route authorities and certain consumer protection matters, such as advertising, denied boarding compensation and baggage liability. International treaties may also contain restrictions or requirements for flying outside of the U.S.
- *FAA:* The FAA, through Federal Aviation Regulations (FARs), generally regulates all aspects of airline operations, including establishing personnel, maintenance and flight operation standards. Domestic airlines are required to hold a valid air carrier operating certificate issued by the FAA. Pursuant to these regulations we have established, and the FAA has approved, our operations specifications and a maintenance program for each type of aircraft we operate. The maintenance program provides for the ongoing maintenance of such aircraft, ranging from frequent routine inspections to major overhauls. From time to time the FAA issues airworthiness directives (ADs) that must be incorporated into our aircraft maintenance program and operations. All airlines are subject to enforcement actions that are brought by the FAA from time to time for alleged violations of FARs or ADs. At this time, we are not aware of any enforcement proceedings that could either materially affect our financial position or impact our authority to operate.
- *TSA:* Airlines serving the U.S. must hold a TSA-approved Aircraft Operator Standard Security Program (AOSSP), and comply with TSA Security Directives (SDs) and regulations. Airlines are subject to enforcement actions that are brought by the TSA from time to time for alleged violations

of the AOSSP, SDs or security regulations. We are not aware of any enforcement proceedings that could either materially affect our financial position or impact our authority to operate. We are also required to collect a September 11 Security Fee of $2.50 per enplanement from passengers and remit that sum to the government to fund aviation security measures. Carriers also pay the TSA a security infrastructure fee to cover passenger and property screening costs. These security infrastructure fees amounted to $12.6 million each year in 2010, 2009 and 2008.

The Department of Justice and DOT have jurisdiction over airline antitrust matters. The U.S. Postal Service has jurisdiction over certain aspects of the transportation of mail and related services. Labor relations in the air transportation industry are regulated under the Railway Labor Act. To the extent we continue to fly to foreign countries and pursue alliances with international carriers, we may be subject to certain regulations of foreign agencies.

AIRLINE FARES

Airlines are permitted to establish their own domestic fares without governmental regulation, and the industry is characterized by vigorous price competition. The DOT maintains authority over international (generally outside of North America) fares, rates and charges. International fares and rates are also subject to the jurisdiction of the governments of the foreign countries we serve. Although air carriers are required to file and adhere to international fare and rate tariffs, substantial commissions, overrides and discounts given to travel agents, brokers and wholesalers characterize many international markets.

ENVIRONMENTAL MATTERS

We are subject to various laws and government regulations concerning environmental matters and employee safety and health in the U.S. and other countries. U.S. federal laws that have a particular effect on us include the Airport Noise and Capacity Act of 1990, the Clean Air Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Safe Drinking Water Act, and the Comprehensive Environmental Response, Compensation and Liability Act, or Superfund Act. We are also subject to the oversight of the Occupational Safety and Health Administration (OSHA) concerning employee safety and health matters. The U.S. Environmental Protection Agency, OSHA, and other federal agencies have been authorized to create and enforce regulations that have an impact on our operations. In addition to these federal activities, various states have been delegated certain authorities under these federal statutes. Many state and local governments have adopted environmental and employee safety and health laws and regulations. We maintain our safety, health and environmental programs in order to meet or exceed these requirements.

It is expected that there will be legislation in the future to reduce carbon and other greenhouse gas emissions. Alaska and Horizon have transitioned or are transitioning to more fuel-efficient aircraft fleets, thereby greatly reducing our total emissions.

The Airport Noise and Capacity Act recognizes the rights of airport operators with noise problems to implement local noise abatement programs so long as they do not interfere unreasonably with interstate or foreign commerce or the national air transportation system. Authorities in several cities have established aircraft noise reduction programs, including the imposition of nighttime curfews. We believe we have sufficient scheduling flexibility to accommodate local noise restrictions.

Although we do not currently anticipate that these regulatory matters, individually or collectively, will have a material effect on our financial condition, results of operations or cash flows, new regulations or compliance issues that we do not currently anticipate could have the potential to harm our financial condition, results of operations or cash flows in future periods.

CUSTOMER SERVICE

Along with other domestic airlines, we have implemented a customer service commitment plan to address a number of service goals and regulatory requirements, including, but not limited to, goals relating to lowest fare availability, delays, cancellations and diversions, baggage delivery and liability, guaranteed fares and ticket refunds. As a testament to our service, Alaska has won the JD Power and Associates award for "Highest in Customer Satisfaction Among Traditional Network Carriers" for the past three years.

In December 2009, the DOT adopted new rules effective in April 2010 that set fines of as much as $27,500 per violation when airlines leave passengers on the aircraft for more than three hours while on the ground or violate other rules aimed at consumer protection. These new rules are in response to recent incidents involving other airlines that resulted in lengthy tarmac delays. Bills have been introduced in several states, including the state of Washington, which propose to regulate airlines when operating in those specific states. However, we believe these bills would be preempted by federal law.

MILEAGE PLAN PROGRAM

All major airlines have developed frequent flyer programs as a way of increasing passenger loyalty. Alaska's Mileage Plan allows members to earn mileage by flying on Alaska, Horizon and other participating airlines and by using the services of non-airline partners, which include a credit card partner, a telephone company, hotels, car rental agencies, and other businesses. Alaska is paid by non-airline partners for the miles it credits to member accounts. With advance notice, Alaska has the ability to change the Mileage Plan terms, conditions, partners, mileage credits, and award levels or to terminate the program.

Mileage can be redeemed for free or discounted travel and for various other awards. Mileage Plan accounts are generally deleted after two years of inactivity in a member's account. Over 88% of the free flight awards on Alaska and Horizon in 2010 were subject to capacity-controlled seating.

As of December 31, 2010 and 2009, approximately 2.9 million and 3.0 million, respectively, round-trip flight awards were eligible for redemption by Mileage Plan members. Of those eligible awards, we estimate that approximately 88% will ultimately be redeemed. For the years 2010, 2009 and 2008, approximately 1,666,000, 1,451,000 and 527,000 one-way flight awards were redeemed and flown on Alaska and Horizon. In addition, approximately 566,000 round-trip awards were redeemed and flown on Alaska and Horizon in 2008. These awards represent approximately 9%, 8%, and 9% for 2010, 2009, and 2008, respectively, of the total passenger miles flown on Alaska and Horizon. For the years 2010, 2009, and 2008, approximately 167,000, 181,000, and 214,000, respectively, round-trip flight awards were redeemed and flown on airline partners. In November 2008, we began charging a $25 administrative fee for awards redeemed on our airline partners.

We also have awards that allow members to redeem miles to purchase a ticket at a discounted fare. Our members redeemed approximately 430,000, 730,000, and 620,000 one-way equivalent awards under this program in 2010, 2009, and 2008, respectively.

We sell mileage credits to our non-airline partners, the vast majority of which are sold to our affinity credit card bank partner. We defer a majority of the sales proceeds and recognize revenue when award transportation is provided.

OTHER INFORMATION

SEASONALITY AND OTHER FACTORS

Our results of operations for any interim period are not necessarily indicative of those for the entire year because our business is subject to seasonal fluctuations. Our profitability is generally lowest during the first and fourth quarters due principally to lower traffic. It typically increases in the second quarter and then reaches its highest level during the third quarter as a result of vacation travel, including increased activity in the state of Alaska. However, we have taken steps over the past few years to reduce the seasonality of our operations by adding flights to leisure destinations in Hawaii and Mexico.

In addition to passenger loads, factors that could cause our quarterly operating results to vary include:

- general economic conditions and resulting changes in passenger demand,
- pricing initiatives by us and our competitors,
- changes in fuel costs,
- the timing and amount of maintenance expenditures (both planned and unplanned),
- increases or decreases in passenger and volume-driven variable costs, and
- labor actions.

In addition to those factors listed above, seasonal variations in traffic, the timing of various expenditures and adverse weather conditions may affect our operating results from quarter to quarter. Many of the markets we serve experience inclement weather conditions in the winter, causing increased costs associated with deicing aircraft, canceled flights and reaccommodation of displaced passengers. Due to our geographic area of operations, we can be more susceptible to adverse weather conditions (particularly in the state of Alaska and the Pacific Northwest) than some of our competitors, who may be better able to spread weather-related risks over larger route systems.

No material part of our business or that of our subsidiaries is dependent upon a single customer, or upon a few high-volume customers.

INSURANCE

We carry Airline Hull, Spares and Comprehensive Legal Liability Insurance in amounts and of the type generally consistent with industry practice to cover damage to aircraft, spare parts and spare engines, as well as bodily injury and property damage to passengers and third parties. Since the September 11, 2001 attacks, this insurance program excludes coverage for War and Allied Perils, including hijacking, terrorism, malicious acts, strikes, riots, civil commotion and other identified perils. So, like other airlines, the company has purchased war risk coverage for such events through the U.S. government.

We believe that our emphasis on safety and our state-of-the-art flight deck safety technology help to control the cost of aviation insurance.

ITEM 1A. RISK FACTORS

If any of the following occurs, our business, financial condition and results of operations could suffer. In such case, the trading price of our common stock could also decline. We operate in a continually changing business environment. In this environment, new risks may emerge and already identified risks may vary significantly in terms of impact and likelihood of occurrence. Management cannot predict such developments, nor can it assess the impact, if any, on our business of such new risk factors or of events described in any forward-looking statements.

We have adopted an enterprise Risk Analysis and Oversight Program designed to identify the various risks faced by the organization, assign responsibility for managing those risks to individual executives within management ranks as well as align these risks with appropriate board level oversight. These enterprise level identified risks have been aligned to the risk factors discussed below.

SAFETY, COMPLIANCE AND OPERATIONAL EXCELLENCE

Our reputation and financial results could be harmed in the event of an airline accident or incident.

An accident or incident involving one of our aircraft could involve a significant loss of life and result in a loss of confidence in our airlines by the flying public. We could experience significant potential claims from injured passengers and surviving relatives, as well as costs for the repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. We maintain liability insurance in amounts and of the type generally consistent with industry practice. However, the amount of such coverage may not be adequate to fully cover all claims and we may be forced to bear substantial losses from an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured and even if it does not involve one of our airlines, could cause a public perception that our airlines or the equipment they fly is less safe or reliable than other transportation alternatives, which would harm our business.

Changes in government regulation imposing additional requirements and restrictions on our operations or on the airports at which we operate could increase our operating costs and result in service delays and disruptions.

Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, Congress has passed laws, and the U.S. DOT, the TSA and the FAA have issued regulations that have required significant expenditures relating to the maintenance and operation of airlines. Similarly, many aspects of an airline's operations are subject to increasingly stringent federal, state and local laws protecting the environment.

Because of significantly higher security and other costs incurred by airports since September 11, 2001, many airports have increased their rates and charges to air carriers. Additional laws, regulations, taxes, and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. Although lawmakers may impose these additional fees and view them as "pass-through" costs, we believe that a higher total ticket price will influence consumer purchase and travel decisions and may result in an overall decline in passenger traffic, which would harm our business.

The airline industry continues to face potential security concerns and related costs.

The terrorist attacks of September 11, 2001 and their aftermath negatively affected the airline industry, including our company. Additional terrorist attacks, the fear of such attacks or other hostilities involving the U.S. could have a further significant negative effect on the airline industry, including us, and could:

- significantly reduce passenger traffic and yields as a result of a potentially dramatic drop in demand for air travel;
- significantly increase security and insurance costs;
- make war risk or other insurance unavailable or extremely expensive;
- increase fuel costs and the volatility of fuel prices;
- increase costs from airport shutdowns, flight cancellations and delays resulting from security breaches and perceived safety threats; and
- result in a grounding of commercial air traffic by the FAA.

The occurrence of any of these events would harm our business, financial condition and results of operations.

Our operations are often affected by factors beyond our control, including delays, cancellations, and other conditions, which could harm our financial condition and results of operations.

Like other airlines, our operations often are affected by delays, cancellations and other conditions caused by factors largely beyond our control.

Other conditions that might impact our operations include:

- air traffic congestion at airports or other air traffic control problems;
- adverse weather conditions;
- increased security measures or breaches in security;
- international or domestic conflicts or terrorist activity; and
- other changes in business conditions.

Due to our geographic area of operations, we believe a large portion of our operation is more susceptible to adverse weather conditions than that of many of our competitors. A general reduction in airline passenger traffic as a result of any of the above-mentioned factors could harm our business, financial condition and results of operations.

STRATEGY

We depend on a few key markets to be successful.

Our strategy is to focus on serving a few key markets, including Seattle, Portland, Los Angeles and Anchorage. A significant portion of our flights occurs to and from our Seattle hub. In 2010, passengers to and from Seattle accounted for 63% of our total passengers.

We believe that concentrating our service offerings in this way allows us to maximize our investment in personnel, aircraft, and ground facilities, as well as to gain greater advantage from sales and marketing efforts in those regions. As a result, we remain highly dependent on our key markets. Our business could be harmed by any circumstances causing a reduction in demand for air transportation in our key markets. An increase in competition in our key markets could also cause us to reduce fares or take other competitive measures that could harm our business, financial condition and results of operations.

We rely on third-party vendors for certain critical activities.

We have historically relied on outside vendors for a variety of services and functions critical to our business, including airframe and engine maintenance, ground handling, fueling, computer reservation system hosting and software maintenance. As part of our cost-reduction efforts, our reliance on outside vendors has increased and may continue to do so in the future. In recent years, Alaska has subcontracted its heavy aircraft maintenance, fleet service, facilities maintenance, and ground handling services at certain airports, including Seattle-Tacoma International Airport, to outside vendors.

Our use of outside vendors increases our exposure to several risks. In the event that one or more vendors goes into bankruptcy, ceases operation or fails to perform as promised, replacement services may not be readily available at competitive rates, or at all. If one of our vendors fails to perform adequately we may experience increased costs, delays, maintenance issues, safety issues or negative public perception of our airline. Vendor bankruptcies, unionization, regulatory compliance issues or significant changes in the competitive marketplace among suppliers could adversely affect vendor services or force Alaska to renegotiate existing agreements on less favorable terms. These events could result in disruptions in Alaska's operations or increases in its cost structure.

We are dependent on a limited number of suppliers for aircraft and parts.

Alaska is dependent on Boeing as its sole supplier for aircraft and many aircraft parts. Horizon is similarly dependent on Bombardier. Additionally, each carrier is dependent on sole suppliers for aircraft engines. As a result, we are more vulnerable to any problems associated with the supply of those aircraft and parts, including design defects, mechanical problems, contractual performance by the manufacturers, or adverse perception by the public that would result in customer avoidance or in actions by the FAA resulting in an inability to operate our aircraft.

We rely on partner airlines for codeshare and frequent flyer marketing arrangements.

Alaska and Horizon are parties to marketing agreements with a number of domestic and international air carriers, or "partners," including, but not limited to, American Airlines and Delta Air Lines. These agreements provide that certain flight segments operated by us are held out as partner "codeshare" flights and that certain partner flights are held out for sale as Alaska codeshare flights. In addition, the agreements generally provide that members of Alaska's Mileage Plan program can earn miles on or redeem miles for partner flights and vice versa. We receive a significant amount of revenue from flights sold under codeshare arrangements. In addition, we believe that the frequent flyer arrangements are an important part of our Mileage Plan program. The loss of a significant partner or certain partner flights could have a negative effect on our revenues or the attractiveness of our Mileage Plan, which we believe is a source of competitive advantage.

FINANCIAL CONDITION AND FINANCIAL MARKETS

Our failure to successfully meet cost reduction goals could harm our business.

We continue to strive toward aggressive cost-reduction goals that are an important part of our business strategy of offering the best value to passengers through competitive fares while achieving acceptable profit margins and return on capital. If we are unable to reduce our non-fuel unit costs over the long-term and achieve sustained targeted return on invested capital, we will likely not be able to grow our business in the future and therefore our financial results may suffer.

Our business, financial condition, and results of operations are substantially exposed to the volatility of jet fuel prices. Increases in jet fuel costs would harm our business.

Fuel costs constitute a significant portion of our total operating expenses, accounting for 27% and 21% of total operating expenses for the years ended December 31, 2010 and 2009, respectively. Significant increases in average fuel costs during the past several years have negatively affected our results of operations.

Future increases in the price of jet fuel will harm our financial condition and results of operations, unless we are able to increase fares or add additional ancillary fees to attempt to recover increasing fuel costs.

Economic uncertainty or another recession would likely impact demand for our product and could harm our financial condition and results of operations.

The 2008 and 2009 economic recession resulted in a decline in demand for air travel. If a similar situation recurs, we will likely need to adjust our capacity plans, which could harm our business, financial condition and results of operations.

Our indebtedness and other fixed obligations could increase the volatility of earnings and otherwise restrict our activities and potentially lead to liquidity constraints.

Although we have reduced our long-term debt balance significantly over the past year, we have, and will continue to have for the foreseeable future, a significant amount of debt. Due to our high fixed costs, including aircraft lease commitments and debt service, a decrease in revenues results in a disproportionately greater decrease in earnings.

Our outstanding long-term debt and other fixed obligations could have important consequences. For example, they could:

- limit our ability to obtain additional financing to fund our future capital expenditures, acquisitions, working capital or other purposes;
- require us to dedicate a material portion of our operating cash flow to fund lease payments and interest payments on indebtedness, thereby reducing funds available for other purposes; and
- limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions, including reacting to the current economic slowdown.

Although we have historically been able to generate sufficient cash flow from our operations to pay our debt and other fixed obligations as they become due, we cannot ensure we will be able to do so in the future. If we fail to do so, our business could be harmed.

Alaska is required to comply with specific financial covenants in certain agreements. We cannot be certain that Alaska will be able to comply with these covenants or provisions or that these requirements will not limit our ability to finance our future operations or capital needs.

See "Liquidity and Capital Resources" for more detailed information about our obligations and commitments.

Our continuing obligation to fund our traditional defined-benefit pension plans could negatively affect our ability to compete in the marketplace.

Our defined-benefit pension plan assets are subject to market risk. If market returns are poor in the future, any future obligation to make additional cash contributions in accordance with the Pension Protection Act of 2006 could increase and harm our liquidity. Poor market returns also lead to higher pension expense in our statement of operations. The calculation of pension expense is dependent on many assumptions that are more fully described in "Critical Accounting Estimates" and Note 1 to our consolidated financial statements.

Increases in insurance costs or reductions in insurance coverage would harm our business, financial condition and results of operations.

Aviation insurers could increase their premiums in the event of additional terrorist attacks, hijackings, airline accidents or other events adversely affecting the airline industry. Furthermore, the full hull and liability war risk insurance provided by the government is currently mandated through September 30, 2011. Although the government may again extend the deadline for providing such coverage, we cannot be certain that any extension will occur, or if it does, for how long the extension will last. It is expected that, should the government stop providing such coverage to the airline industry, the premiums charged by aviation insurers for this coverage will be substantially higher than the premiums currently charged by the government and the coverage will be much more limited, including smaller aggregate limits and shorter cancellation periods. Significant increases in insurance premiums would adversely affect our business, financial condition and results of operations.

INFORMATION TECHNOLOGY

We rely heavily on automated systems to operate our business, and a failure of these systems or by their operators could harm our business.

We depend on automated systems to operate our business, including our airline reservation system, our telecommunication systems, our website, our maintenance systems, our kiosk check-in terminals, and other systems. Substantially all of our tickets are issued to passengers as electronic tickets and the majority of our customers check in using our website or our airport kiosks. We depend on our reservation system to be able to issue, track and accept these electronic tickets. In order for our operations to work efficiently, our website, reservation system, and check-in systems must be able to accommodate a high volume of traffic, maintain secure information, and deliver important flight information. Substantial or repeated website, reservations system or telecommunication systems failures could reduce the attractiveness of our services and cause our customers to purchase tickets from another airline. In addition, we rely on other automated systems for crew scheduling, flight dispatch, and other operational needs. Disruption in, changes to, or a breach of these systems could result in the loss of important data, an increase of our expenses and a possible temporary cessation of our operations.

If we do not maintain the privacy and security of customer-related information, we could damage our reputation, incur substantial additional costs and become subject to litigation.

We receive, retain, and transmit certain personal information about our customers. In addition, our online operations at alaskaair.com depend on the secure transmission of confidential information over public networks, including credit card information. A compromise of our security systems or those of other business partners that results in our customers' personal information being obtained by unauthorized persons could adversely affect our reputation with our customers and others, as well as our operations, results of operations, financial position and liquidity, and could result in litigation against us or the imposition of penalties. In addition, a security breach could require that we expend significant additional resources related to the security of information systems and could result in a disruption of our operations, particularly our online sales operations.

Additionally, the use of individually identifiable data by our business and our business partners is regulated at the international, federal and state levels. Privacy and information security laws and regulations change, and compliance with them may result in cost increases due to necessary systems changes and the development of new administrative processes.

BRAND AND REPUTATION

The rebranding of the Horizon brand may result in some loss of brand recognition.

With this change in structure in 2011, the external Horizon brand will be phased out and the Horizon fleet will be rebranded with Alaska livery. As the Q400 fleet begins flying into new markets, such as in the state of Alaska, we may be subject to certain operational disruptions or subject to severe weather conditions that does not impact jet operation as heavily. Furthermore, with the Horizon brand phase out, there is a potential that we may lose some brand recognition from our customers in areas that Horizon has historically served.

LABOR RELATIONS AND LABOR STRATEGY

A significant increase in labor costs or change in key personnel could adversely affect our business and results of operations.

We compete against the major U.S. airlines and other businesses for labor in many highly skilled positions. If we are unable to hire, train and retain qualified employees at a reasonable cost, or if we lose the services of key personnel, we may be unable to grow or sustain our business. In such case, our operating results and business prospects could be harmed. We may also have difficulty replacing management or other key personnel who leave and, therefore, the loss of any of these individuals could harm our business.

Labor costs are a significant component of our total expenses, accounting for approximately 31% and 34% of our total operating expenses in 2010 and 2009, respectively. As of December 31, 2010, labor unions represented approximately 82% of Alaska's and 47% of Horizon's employees. Each of our represented employee groups has a separate collective bargaining agreement, and could make demands that would increase our operating expenses and adversely affect our financial performance if we agree to them. Although we have been successful in negotiating new contracts or extending existing contracts with all of our represented groups in recent years, future uncertainty around open contracts could be a distraction to many employees, reduce employee engagement in our business and divert management's attention from other projects and issues.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

AIRCRAFT

The following tables describe the aircraft we operate and their average age at December 31, 2010:

Aircraft Type	Passenger Capacity	Owned	Leased	Total	Average Age in Years
Alaska Airlines					
Boeing:					
737-400	144	3	21	24	15.0
737-400C* ..	72	5	—	5	18.3
737-400F* ..	—	1	—	1	11.8
737-700	124	17	—	17	10.5
737-800	157	45	10	55	3.1
737-900	172	12	—	12	8.4
Total		83	31	114	8.0
Horizon Air					
Bombardier:					
Q400	76	25	16	41	6.1
CRJ-700	70	2	11	13	8.0
Total		27	27	54	6.5

* C=Combination freighter/passenger; F=Freighter

Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," discusses future orders and options for additional aircraft.

Most of our owned aircraft secure long-term debt arrangements or collateralize our revolving credit facility. See further discussion in "Liquidity and Capital Resources."

Alaska's leased 737-400 and 737-800 aircraft have lease expiration dates between 2012 and 2016, and between 2015 and 2021, respectively. Horizon's leased Q400 and CRJ-700 aircraft have expiration dates in 2018 and between 2018 and 2020, respectively. Horizon also has a Q400 aircraft on short-term lease which expires in May 2011. Horizon also has 16 leased Q200 aircraft and 3 leased CRJ-700 aircraft that are subleased to third-party carriers. Alaska and Horizon have the option to extend most of the leases for additional periods, or the right to purchase the aircraft at the end of the lease term, usually at the then-fair-market value of the aircraft.

Alaska completed its transition to an all-Boeing operating fleet during 2008. Horizon expects to complete its transition to an all-Q400 operating fleet by June of 2011. The remaining 13 CRJ-700 aircraft will be leased or sub-leased to a third-party carrier upon removal from the operating fleet.

The following table displays the currently anticipated fleet counts for Alaska and Horizon as of the end of each quarter in 2011:

	31-Mar-11	30-Jun-11	30-Sep-11	31-Dec-11
Alaska Airlines				
737-400	24	24	24	24
737-400C* ..	5	5	5	5
737-400F* ..	1	1	1	1
737-700	17	17	17	17
737-800	58	58	58	58
737-900	12	12	12	12
Totals	117	117	117	117
Horizon Air				
Q400	46	48	48	48
CRJ-700	9	—	—	—
Totals	55	48	48	48

* C=Combination freighter/passenger; F=Freighter

In January 2011, Alaska announced an agreement with Boeing for 15 new B737 aircraft with deliveries in 2012 through 2014. See further discussion in "Aircraft Purchase Commitments" under "Contractual Obligations and Commitments".

GROUND FACILITIES AND SERVICES

Alaska and Horizon lease ticket counters, gates, cargo and baggage space, office space, and other support areas at the majority of the airports they serve. Alaska also owns terminal buildings in various cities in the state of Alaska.

Alaska has centralized operations in several buildings located at or near Seattle-Tacoma International Airport (Sea-Tac) near Seattle, WA. These include a five-bay hangar and shops complex (used primarily for line maintenance), a flight operations and training center, an air cargo facility, an information technology office and datacenter, an office building, and corporate headquarters complex. Alaska also leases a stores warehouse, and office space for a customer service and reservation facility in Kent, WA. Alaska's major facilities outside of Seattle include a regional headquarters building, an air cargo facility and a hangar/office facility in Anchorage, AK, as well as leased reservations facilities in Phoenix, AZ. and Boise, ID. Alaska uses its own employees for ground handling services at most of our airports in the state of Alaska. At other airports throughout our system, those services are contracted to various third-party vendors.

Horizon owns its Seattle corporate headquarters building. It leases an operations, training, and aircraft maintenance facility in Portland as well as line maintenance stations in Boise, Spokane, Eugene, Los Angeles, Seattle, Redmond, and Medford.

ITEM 3. LEGAL PROCEEDINGS

We are a party to routine litigation matters incidental to our business. Management believes the ultimate disposition of these matters is not likely to materially affect our financial position or results of operations. This forward-looking statement is based on management's current understanding of the relevant law and facts, and it is subject to various contingencies, including the potential costs and risks associated with litigation and the actions of judges and juries.

The Securities and Exchange Commission is conducting an inquiry into trading in the securities of Puget Energy Inc. ("PSE") by Donald Smith & Co., an investment firm. William Ayer, our Chief Executive Officer, serves on the board of PSE. Mr. Ayer and the Company are cooperating voluntarily in that inquiry. Mr. Ayer has stated that he never provided any non-public information about PSE to Donald Smith & Co.

ITEM 4. REMOVED AND RESERVED

None

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

As of December 31, 2010, there were 35,923,968 shares of common stock of Alaska Air Group, Inc. issued and outstanding and 3,235 shareholders of record. We also held 1,086,172 treasury shares at a cost of $46.0 million. We have not paid dividends on the common stock since 1992 and have no plans to do so in the immediate future. Our common stock is listed on the New York Stock Exchange (symbol: ALK).

The following table shows the trading range of Alaska Air Group, Inc. common stock on the New York Stock Exchange.

	2010		2009	
	High	Low	High	Low
First Quarter	**$42.59**	**$31.24**	$30.95	$13.61
Second Quarter	**54.13**	**37.03**	22.08	14.53
Third Quarter	**54.66**	**42.00**	27.99	17.93
Fourth Quarter	**59.59**	**44.86**	36.48	24.91

SALES OF NON-REGISTERED SECURITIES

None

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares (or units) Purchased as Part of Publicly Announced Plans or Programs	Maximum remaining dollar value of shares that can be purchased under the plan
October 1, 2010 – October 31, 2010 (1)	42,000	48.88	42,000	
November 1, 2010 – November 30, 2010 (1)	57,000	54.33	57,000	
December 1, 2010 – December 31, 2010 (1)	154,000	56.50	154,000	
Total	253,000	$54.75	253,000	$31,190,995

(1) Purchased pursuant to a $50 million repurchase plan authorized by the Board of Directors in June 2010. The plan expires in June 2011.

PERFORMANCE GRAPH

The following graph compares our cumulative total stockholder return since December 31, 2005 with the S&P 500 Index and the Dow Jones U.S. Airlines Index. The graph assumes that the value of the investment in our common stock and each index (including reinvestment of dividends) was $100 on December 31, 2005.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Alaska Air Group, Inc., The S&P 500 Index
And The Dow Jones US Airlines Index



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/05
12/06
12/07
12/08
12/09
12/10
Alaska Air Group, Inc.
S&P 500
Dow Jones US Airlines

*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

	2010	2009	2008	2007	2006	2005
CONSOLIDATED OPERATING RESULTS *(audited)*						
Year Ended December 31 (in millions, except per share amounts):						
Operating Revenues	**$3,832.3**	$3,399.8	$3,662.6	$3,506.0	$3,334.4	$2,975.3
Operating Expenses	**3,360.7**	3,132.4	3,834.8	3,295.1	3,424.6	2,808.8
Operating Income (Loss)	**471.6**	267.4	(172.2)	210.9	(90.2)	166.5
Nonoperating income (expense), net of interest capitalized (a)	**(65.7)**	(64.5)	(41.0)	(10.4)	(0.5)	(29.3)
Income (loss) before income tax and accounting change	**405.9**	202.9	(213.2)	200.5	(90.7)	137.2
Income (loss) before accounting change	**251.1**	121.6	(135.9)	124.3	(54.5)	84.5
Net Income (Loss)	**$ 251.1**	$ 121.6	$ (135.9)	$ 124.3	$ (54.5)	$ (5.9)
Average basic shares outstanding	**35.822**	35.815	36.343	40.125	37.939	27.609
Average diluted shares outstanding	**36.786**	36.154	36.343	40.424	37.939	33.917
Basic earnings (loss) per share before accounting change	**$ 7.01**	$ 3.39	$ (3.74)	$ 3.10	$ (1.44)	$ 3.06
Basic earnings (loss) per share	**7.01**	3.39	(3.74)	3.10	(1.44)	(0.21)
Diluted earnings (loss) per share before accounting change	**6.83**	3.36	(3.74)	3.07	(1.44)	2.65
Diluted earnings (loss) per share	**6.83**	3.36	(3.74)	3.07	(1.44)	(0.01)
CONSOLIDATED FINANCIAL POSITION *(audited)*						
At End of Period (in millions, except ratio):						
Total assets	**$5,016.6**	$4,996.2	$4,835.6	$4,490.9	$4,077.1	$3,792.0
Long-term debt and capital lease obligations, net of current portion	**1,313.0**	1,699.2	1,596.3	1,124.6	1,031.7	969.1
Shareholders' equity	**1,105.4**	872.1	661.9	1,025.4	886.5	827.6
Ratio of earnings to fixed charges (b) *(unaudited)*	**2.87**	1.92	(0.10)	1.83	0.40	1.72
STATISTICS *(unaudited)*						
Alaska Airlines Mainline Operating Data:						
Revenue passengers (000)	**16,514**	15,561	16,809	17,558	17,165	16,759
Revenue passenger miles (RPM) (000,000)	**20,350**	18,362	18,712	18,451	17,822	16,915
Available seat miles (ASM) (000,000)	**24,434**	23,144	24,218	24,208	23,278	22,292
Revenue passenger load factor	**83.3%**	79.3%	77.3%	76.2%	76.6%	75.9%
Yield per passenger mile	**13.58¢**	13.28¢	14.13¢	13.81¢	13.76¢	12.91¢
Operating revenues per ASM	**12.66¢**	11.74¢	12.06¢	11.52¢	11.50¢	10.76¢
Operating expenses per ASM	**10.96¢**	10.78¢	12.54¢	10.55¢	11.93¢	10.14¢
Operating expenses per ASM, excluding fuel and noted items (d)	**7.85¢**	8.26¢	7.49¢	7.50¢	7.76¢	7.90¢
Average number of full-time equivalent employees	**8,651**	8,915	9,628	9,679	9,322	9,065
Operating fleet at period-end	**114**	115	110	115	114	110
Horizon Air Operating Data (c):						
Revenue passengers (000)	**6,820**	6,759	7,390	7,552	6,860	6,481
Revenue passenger miles (RPM) (000,000)	**2,450**	2,408	2,635	2,918	2,691	2,475
Available seat miles (ASM) (000,000)	**3,235**	3,292	3,617	3,978	3,632	3,400
Revenue passenger load factor	**75.7%**	73.1%	72.9%	73.4%	74.1%	72.8%
Yield per passenger mile	**27.30¢**	26.73¢	27.43¢	24.30¢	23.53¢	21.98¢
Operating revenues per ASM	**21.02¢**	19.88¢	20.29¢	18.06¢	17.73¢	16.36¢
Operating expenses per ASM	**20.27¢**	18.64¢	21.42¢	18.07¢	17.41¢	15.50¢
Operating expenses per ASM, excluding fuel and noted items (d)	**15.52¢**	15.33¢	14.52¢	14.58¢	14.20¢	13.36¢
Average number of full-time equivalent employees	**3,045**	3,308	3,699	3,897	3,611	3,456
Operating fleet at period-end	**54**	58	59	70	69	65

(a) Includes capitalized interest of $6.2 million, $7.6 million, $23.2 million, $27.8 million, $24.7 million, $8.9 million, $1.7 million, $2.3 million, $2.7 million, $10.6 million, and $17.7 million for 2010, 2009, 2008, 2007, 2006, 2005, 2004, 2003, 2002, 2001, and 2000, respectively.

(b) For 2008, 2006, 2004, 2002, 2001, and 2000 earnings are inadequate to cover fixed charges by $236.4 million, $115.4 million, $17.4 million, $99.5 million, $69.1 million, and $44.6 million, respectively. See Exhibit 12.1 to this Form 10-K.

	2004	2003	2002	2001	2000
CONSOLIDATED OPERATING RESULTS *(audited)*					
Year Ended December 31 (in millions, except per share amounts):					
Operating Revenues	$2,723.8	$2,444.8	$2,224.1	$2,152.8	$2,194.0
Operating Expenses	2,718.1	2,455.9	2,317.3	2,279.1	2,227.1
Operating Income (Loss)	5.7	(11.1)	(93.2)	(126.3)	(33.1)
Nonoperating income (expense), net of interest capitalized (a)	(26.3)	40.1	(8.6)	62.8	6.2
Income (loss) before income tax and accounting change	(20.6)	29.0	(101.8)	(63.5)	(26.9)
Income (loss) before accounting change	(15.3)	13.5	(67.2)	(43.4)	(20.4)
Net Income (Loss)	$ (15.3)	$ 13.5	$ (118.6)	$ (43.4)	$ (67.2)
Average basic shares outstanding					
Average diluted shares outstanding	26.859	26.648	26.546	26.499	26.440
Basic earnings (loss) per share before accounting change	26.859	26.730	26.546	26.499	26.440
Basic earnings (loss) per share	$ (0.57)	$ 0.51	$ (2.53)	$ (1.64)	$ (0.77)
Diluted earnings (loss) per share before accounting change	(0.57)	0.51	(4.47)	(1.64)	(2.54)
Diluted earnings (loss) per share	(0.57)	0.51	(2.53)	(1.64)	(0.77)
CONSOLIDATED FINANCIAL POSITION*(audited)*	(0.57)	0.51	(4.47)	(1.64)	(2.54)
At End of Period (in millions, except ratio):					
Total assets	$3,335.0	$3,259.2	$2,880.7	$2,950.5	$2,528.1
Long-term debt and capital lease obligations, net of current portion	989.6	906.9	856.7	852.2	509.2
Shareholders' equity	664.8	674.2	655.7	851.3	895.1
Ratio of earnings to fixed charges (b) *(unaudited)*	0.89	1.22	0.28	0.48	0.66
STATISTICS*(unaudited)*					
Alaska Airlines Mainline Operating Data:					
Revenue passengers (000)	16,295	15,047	14,154	13,668	13,525
Revenue passenger miles (RPM) (000,000)	16,231	14,554	13,186	12,249	11,986
Available seat miles (ASM) (000,000)	22,276	20,804	19,360	17,919	17,315
Revenue passenger load factor	72.9%	70.0%	68.1%	68.4%	69.2%
Yield per passenger mile	12.47¢	12.65¢	12.65¢	13.12¢	13.56¢
Operating revenues per ASM	10.02¢	9.74¢	9.47¢	9.84¢	10.20¢
Operating expenses per ASM	10.07¢	9.81¢	9.87¢	10.24¢	10.35¢
Operating expenses per ASM, excluding fuel and noted items (d)	7.92¢	8.34¢	8.52¢	8.73¢	8.54¢
Average number of full-time equivalent employees	9,968	10,040	10,142	10,115	9,611
Operating fleet at period-end	108	109	102	101	95
Horizon Air Operating Data (c):					
Revenue passengers (000)	5,930	4,934	4,815	4,668	5,044
Revenue passenger miles (RPM) (000,000)	2,155	1,640	1,514	1,350	1,428
Available seat miles (ASM) (000,000)	3,107	2,569	2,428	2,148	2,299
Revenue passenger load factor	69.3%	63.9%	62.4%	62.8%	62.1%
Yield per passenger mile	22.61¢	26.96¢	26.02¢	28.15¢	29.82¢
Operating revenues per ASM	16.20¢	18.06¢	17.29¢	19.02¢	19.27¢
Operating expenses per ASM	15.57¢	17.79¢	17.87¢	21.02¢	19.53¢
Operating expenses per ASM, excluding fuel and noted items (d)	13.58¢	15.80¢	15.99¢	18.48¢	16.48¢
Average number of full-time equivalent employees	3,423	3,361	3,476	3,764	3,795
Operating fleet at period-end	65	62	63	60	62

(c) Includes Horizon services operated as Frontier JetExpress in 2004 through 2007 and flights operated under the Capacity Purchase Agreement with Alaska in 2007 through 2010.

(d) See reconciliation of this measure to the most directly related GAAP measure in the "Results of Operations" section for both Alaska and Horizon.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand the Company, our operations and our present business environment. MD&A is provided as a supplement to—and should be read in conjunction with—our consolidated financial statements and the accompanying notes. All statements in the following discussion that are not statements of historical information or descriptions of current accounting policy are forward-looking statements. Please consider our forward-looking statements in light of the risks referred to in this report's introductory cautionary note and the risks mentioned in Part I, "Item 1A. Risk Factors." This overview summarizes the MD&A, which includes the following sections:

- *Year in Review*—highlights from 2010 outlining some of the major events that happened during the year and how they affected our financial performance.
- *Results of Operations*—an in-depth analysis of the results of operations of Alaska and Horizon for the three years presented in our consolidated financial statements. We believe this analysis will help the reader better understand our consolidated statements of operations. Financial and statistical data for Alaska and Horizon are also included here. This section includes forward-looking statements regarding our view of 2011.
- *Critical Accounting Estimates*—a discussion of our accounting estimates that involve significant judgment and uncertainties.
- *Prospective Accounting Pronouncements*—a discussion of recently issued and proposed accounting pronouncements.
- *Liquidity and Capital Resources*—an analysis of cash flows, sources and uses of cash, contractual obligations, commitments and off-balance sheet arrangements, an overview of financial position and the impact of inflation and changing prices.

YEAR IN REVIEW

Our 2010 consolidated pretax income was $405.9 million compared to $202.9 million in 2009. The $203.0 million improvement in our pretax earnings was primarily due to the $432.5 million increase in operating revenues, partially offset by a $242.8 million increase in aircraft fuel expense. The increase in operating revenues was driven by a 9.8% increase in passenger traffic on relatively flat yield for the year. Fuel cost increased over the prior year primarily due to to a 27% increase in our raw fuel cost per gallon on relatively flat consumption for the year.

See "Results of Operations" below for further discussion of changes in revenues and operating expenses for both Alaska and Horizon.

Accomplishments and Highlights

Accomplishments and highlights from 2010 include:

- We reported record earnings for 2010.
- Both companies continued their excellent operational performance again in 2010 as measured by on-time arrivals and completion rate as reported to the Department of Transportation (DOT). At Alaska, we led the ten largest carriers in on-time performance for the year.
- For the third year in a row, Alaska Airlines ranked "Highest in Customer Satisfaction among Traditional Network Carriers" in 2010 by J.D. Power and Associates. Alaska was also named "Top Performing Airline" by Aviation Week magazine, and recognized for having the "Best Loyalty Credit Card" in North America in 2010 at the Frequent Travel Awards.
- Alaska Airlines announced an agreement to purchase 15 new Boeing 737 aircraft, including 13 B737-900ER aircraft, for deliver in 2012 through 2014. In addition, Horizon Air announced its final transition to all-Q400 fleet in 2011.

- During the year, we reached agreements with several of our labor groups that provide for improved productivity and a common gain-sharing formula. See "Update on Labor Negotiations" below for further discussion.
- For the year, our employees earned $92.0 million in incentive pay for meeting certain operational and financial goals. We also contributed $145.6 million to Alaska's defined benefit pension plans.

Aircraft Purchase Commitments

In January 2011, we entered into an aircraft purchase agreement with Boeing to purchase 15 new B737 aircraft, including two B737-800 aircraft and 13 B737-900ER aircraft, with deliveries beginning in late 2012 and continuing through 2014. The agreement also includes options to purchase 15 additional B737-900ER aircraft with delivery positions in 2016 and 2017. Based on the current list prices, the total value of this contract is approximately $1.3 billion.

Update on Labor Negotiations

Both Alaska and Horizon have had success recently with amended bargaining agreements or contract extensions with a number of labor unions. All of the new agreements or extensions ratified in 2010 include participation by the represented employees in Air Group's Performance-Based Pay (PBP) incentive plan as approved by the Compensation Committee of the Board of Directors. PBP is described in Note 6 to the consolidated financial statements. With these recent contracts, virtually all of our employees now participate in PBP.

Alaska Labor Contracts

Alaska reached a tentative agreement in December 2010 on a three-year contract with its largest represented group—the clerical, office and passenger service employees. This agreement was ratified in the first quarter of 2011 and included participation in the PBP incentive plan, a $1,500 signing bonus per employee and annual wage increases.

Horizon Labor Contracts

In the fourth quarter of 2010, Horizon reached labor agreements with its pilots and mechanics. Both agreements include participation in the PBP plan for represented employees. The pilot agreement includes a contract signing bonus and a provision for wage arbitration on the first and third anniversary date of the contract.

Horizon Restructuring and Fleet Transition

In 2010, we made several structural changes to the Horizon business as follows:

- We outsourced the remaining heavy maintenance functions for Horizon aircraft in the third quarter of 2010. We believe this change will result in approximately $3 million in cost savings annually. This resulted in the reduction of approximately 100 mechanics and other personnel through voluntary furlough or early retirement. We recorded a $2.9 million charge associated with related separation pay, all of which was paid during the third quarter of 2010.
- We are completing our transition to an all-Q400 fleet. In 2010, Horizon transferred five CRJ-700 aircraft to third parties through either sublease or lease assignment. We recorded a charge of $10.3 million associated with these transactions. We have 13 CRJ-700 aircraft remaining in our operating fleet as of December 31, 2010. We have signed a letter of intent to dispose of eight of the remaining CRJ-700 aircraft in 2011 through either sublease or lease assignment to a third-party carrier. The remaining five aircraft will be flown by SkyWest Airlines on behalf of Alaska Airlines pursuant to a capacity purchase arrangement. We expect charges of up to $3 million at the cease-use date per aircraft for each of those 13 aircraft.

New Markets

In 2010, Alaska added several new cities and non-stop routes to our overall network as follows:

New Non-Stop Routes Between	Frequency (Weekly)	Start Date
San Jose and Maui	3 x weekly	3/11/2010
San Jose and Kona	4 x weekly	3/12/2010
Sacramento and Maui	Daily	3/26/2010
Portland and Honolulu	Daily	9/20/2010
San Diego and Maui	Daily	10/1/2010
San Diego and Puerto Vallarta	Daily (seasonal)	11/12/2010
Portland and Kona	4 x weekly (seasonal)	11/12/2010
San Jose and Los Cabos	2 x weekly	12/4/2010
Seattle and St. Louis	Daily	9/27/2010
San Jose and Guadalajara	4 x weekly	12/15/2010
Sacramento and Guadalajara ...	3 x weekly	12/16/2010

In addition to these markets, Alaska began daily service between Bellingham and Honolulu in January 7, 2011 and will begin daily service between San Jose and Kauai and between Oakland and Kauai in March 2011.

Horizon also expanded service to include new non-stop routes between Bellingham and Portland six times weekly beginning on June 18, 2010 and non-stop routes between between Los Angeles and San Jose three times weekly beginning on August 23, 2010.

The changes above, when combined with the significant number of network changes over the last few years, have diversified our network and made us less dependent on our historical markets in the State of Alaska and up and down the West Coast. We believe our smaller size makes us more nimble than some of our larger competitors, gives us a closer connection with our customers and allows us to identify and respond to market opportunities quickly.

Stock Repurchase

In June 2009, our Board of Directors authorized the Company to repurchase up to $50 million of our common stock. Under this program, we repurchased 1,970,326 shares of our common stock. This program expired in June 2010.

In June 2010, our Board of Directors authorized the Company to repurchase up to $50 million of our common stock. Through December 31, 2010, we repurchased 355,000 shares of common stock for approximately $18.8 million under this program. This program will expire in June 2011.

Outlook

Our primary focus every year is to run safe, compliant and reliable operations at our airlines. In addition to our primary objective, our key initiative in 2011 is to maintain our focus on optimizing revenue. Our specific focus will be on the way we merchandise fares and ancillary products and services on our website and through mobile applications.

Our biggest concern for 2011 is the rising cost of fuel. However, with our fuel-efficient aircraft and our fuel hedge portfolio, we believe we are better prepared to handle those rising costs than others in the industry.

For the first quarter of 2011, our advance booked load factors are up slightly compared to 2010 on significant increases in capacity.

RESULTS OF OPERATIONS

2010 COMPARED WITH 2009

Our consolidated net income for 2010 was a record $251.1 million, or $6.83 per diluted share, compared to net income of $121.6 million, or $3.36 per share, in 2009. Items that impact the comparability between the periods are as follows:

- Both periods include adjustments to reflect timing of gain and loss recognition resulting from mark-to-market fuel hedge accounting. For 2010, we recognized net mark-to-market losses of $5.3 million ($3.3 million after tax, or $0.09 per share), compared to net gains of $88.8 million ($55.2 million after tax, or $1.53 per share) in 2009.
- 2010 included Horizon restructuring and fleet transition costs of $13.2 million ($8.2 million after tax, or $0.22 per share).

- 2009 included the new Alaska pilot contract transition costs of $35.8 million ($22.3 million after tax, or $0.62 per share).

ADJUSTED (NON-GAAP) RESULTS AND PER-SHARE AMOUNTS

We believe disclosure of earnings excluding the impact of these individual charges is useful information to investors because:

- It is consistent with how we present information in our quarterly earnings press releases;
- We believe it is the basis by which we are evaluated by industry analysts;
- Our results excluding these items are most often used in internal management and board reporting and decision-making;
- Our results excluding these adjustments serve as the basis for our various employee incentive plans, thus the information allows investors to better understand the changes in variable incentive pay expense in our consolidated statements of operations; and
- It is useful to monitor performance without these items as it improves a reader's ability to compare our results to those of other airlines.

Although we are presenting these non-GAAP amounts for the reasons above, investors and other readers should not necessarily conclude that these amounts are non-recurring, infrequent, or unusual in nature.

Excluding the items noted above, and as shown in the following table, our consolidated net income for 2010 was a record $262.6 million, or $7.14 per diluted share, compared to $88.7 million, or $2.45 per diluted share, in 2009.

	Years Ended December 31			
	2010		2009	
(In millions except per share amounts)	Dollars	Diluted EPS	Dollars	Diluted EPS
Net income and diluted EPS, excluding noted items	**$262.6**	**$ 7.14**	$ 88.7	$ 2.45
New pilot contract transition costs, net of tax	**—**	**—**	(22.3)	(0.62)
Horizon restructuring and CRJ-700 fleet transition costs, net of tax	**(8.2)**	**(0.22)**	—	—
Mark-to-market fuel hedge adjustments, net of tax	**(3.3)**	**(0.09)**	55.2	1.53
Net income and diluted EPS as reported	**$251.1**	**$ 6.83**	$121.6	$ 3.36

INDIVIDUAL SUBSIDIARY RESULTS

Our consolidated results are primarily driven by the results of our two operating carriers. Alaska and Horizon reported pretax income of $401.6 million and $7.6 million, respectively, in 2010. Financial and statistical data and an in-depth discussion of the results of Alaska and Horizon are on the following pages. For a reconciliation of these subsidiary results to the consolidated results of Air Group, see Note 12 in the consolidated financial statements.

ALASKA AIRLINES FINANCIAL AND STATISTICAL DATA

	Three Months Ended December 31			Year Ended December 31				
	2010	2009	% Change	**2010**	2009	% Change	2008	% Change
Financial Data *(in millions):*								
Operating Revenues:								
Passenger	**694.9**	$594.5	16.9	**2,763.4**	$2,438.8	13.3	$2,643.7	(7.8)
Freight and mail	**24.6**	22.5	9.3	**101.9**	91.5	11.4	99.3	(7.9)
Other—net	**57.3**	50.8	12.8	**228.8**	187.3	22.2	135.2	38.5
Change in Mileage Plan terms	**—**	—	NM	**—**	—	NM	42.3	NM
Total mainline operating revenues	**776.8**	667.8	16.3	**3,094.1**	2,717.6	13.9	2,920.5	(6.9)
Passenger—purchased capacity	**83.6**	77.0	8.6	**332.5**	288.4	15.3	300.8	(4.1)
Total Operating Revenues	**860.4**	744.8	15.5	**3,426.6**	3,006.0	14.0	3,221.3	(6.7)
Operating Expenses:								
Wages and benefits	**191.3**	197.7	(3.2)	**767.2**	792.6	(3.2)	742.7	6.7
Variable incentive pay	**23.0**	17.6	30.7	**75.0**	61.6	21.8	15.8	289.9
Aircraft fuel, including hedging gains and losses	**186.3**	143.1	30.2	**760.6**	549.0	38.5	1,162.4	(52.8)
Aircraft maintenance	**34.9**	40.5	(13.8)	**159.1**	169.9	(6.4)	150.6	12.8
Aircraft rent	**22.9**	27.2	(15.8)	**97.1**	109.0	(10.9)	106.2	2.6
Landing fees and other rentals	**43.6**	42.4	2.8	**173.3**	166.8	3.9	167.7	(0.5)
Contracted services	**33.0**	31.8	3.8	**127.1**	124.9	1.8	130.2	(4.1)
Selling expenses	**30.8**	27.9	10.4	**124.5**	104.7	18.9	116.0	(9.7)
Depreciation and amortization	**47.9**	45.9	4.4	**188.5**	178.5	5.6	165.9	7.6
Food and beverage service	**14.7**	12.8	14.8	**55.2**	47.7	15.7	48.3	(1.2)
Other	**41.3**	40.4	2.2	**149.9**	155.2	(3.4)	170.3	(8.9)
New pilot contract transition costs	**—**	—	NM	**—**	35.8	NM	—	NM
Restructuring charges	**—**	—	NM	**—**	—	NM	12.9	NM
Fleet transition costs—MD-80	**—**	—	NM	**—**	—	NM	47.5	NM
Total mainline operating expenses	**669.7**	627.3	6.8	**2,677.5**	2,495.7	7.3	3,036.5	(17.8)
Purchased capacity costs	**77.4**	75.2	2.9	**298.9**	281.5	6.2	313.7	(10.3)
Total Operating Expenses	**747.1**	702.5	6.3	**2,976.4**	2,777.2	7.2	3,350.2	(17.1)
Operating Income (Loss)	**113.3**	42.3	NM	**450.2**	228.8	NM	(128.9)	NM
Interest income	**7.8**	9.4		**34.8**	38.6		51.3	
Interest expense	**(24.2)**	(21.4)		**(96.5)**	(91.7)		(94.8)	
Interest capitalized	**1.0**	1.6		**5.7**	7.3		20.2	
Other—net	**3.0**	3.3		**7.4**	0.8		(1.1)	
	(12.4)	(7.1)		**(48.6)**	(45.0)		(24.4)	
Income (Loss) Before Income Tax	**100.9**	$ 35.2	NM	**401.6**	$ 183.8	NM	$ (153.3)	NM
Mainline Operating Statistics:								
Revenue passengers (000)	**4,141**	3,765	10.0	**16,514**	15,561	6.1	16,809	(7.4)
RPMs (000,000) "traffic"	**5,226**	4,550	14.9	**20,350**	18,362	10.8	18,712	(1.9)
ASMs (000,000) "capacity"	**6,237**	5,675	9.9	**24,434**	23,144	5.6	24,218	(4.4)
Passenger load factor	**83.8%**	80.2%	3.6pts	**83.3%**	79.3%	4.0pts	77.3%	2.0pts
Yield per passenger mile	**13.30¢**	13.07¢	1.8	**13.58¢**	13.28¢	2.3	14.13¢	(6.0)
Operating revenues per ASM "RASM"	**12.45¢**	11.77¢	5.8	**12.66¢**	11.74¢	7.8	12.06¢	(2.7)
Change in Mileage Plan terms per ASM	**— ¢**	— ¢	NM	**— ¢**	— ¢	NM	0.17¢	NM
Passenger revenue per ASM "PRASM"	**11.14¢**	10.48¢	6.3	**11.31¢**	10.54¢	7.3	10.92¢	(3.5)
Operating expenses per ASM	**10.74¢**	11.05¢	(2.8)	**10.96¢**	10.78¢	1.7	12.54¢	(14.0)
Operating expenses per ASM, excluding fuel, new pilot contract transition costs, restructuring charges and fleet transition costs	**7.75¢**	8.53¢	(9.1)	**7.85¢**	8.26¢	(5.0)	7.49¢	10.3
Aircraft fuel cost per gallon	**$ 2.27**	$ 1.91	18.8	**$ 2.38**	$ 1.81	31.5	$ 3.48	(48.0)
Economic fuel cost per gallon	**$ 2.56**	$ 2.26	13.3	**$ 2.37**	$ 2.05	15.6	$ 3.00	(31.7)
Fuel gallons (000,000)	**82.2**	75.0	9.6	**319.6**	304.9	4.8	333.8	(8.7)
Average number of full-time equivalent employees	**8,711**	8,701	0.1	**8,651**	8,915	(3.0)	9,628	(7.4)
Aircraft utilization (blk hrs/day)	**10.1**	9.3	8.6	**10.0**	9.8	2.0	10.6	(7.5)
Average aircraft stage length (miles)	**1,104**	1,058	4.3	**1,085**	1,034	4.9	979	5.6
Operating fleet at period-end	**114**	115	(1)a/c	**114**	115	(1)a/c	110	5a/c
Purchased Capacity Operating Statistics:								
RPMs (000,000)	**289**	276	4.7	**1,152**	1,053	9.4	1,100	(4.3)
ASMs (000,000)	**378**	373	1.3	**1,505**	1,431	5.2	1,469	(2.6)
Passenger load factor	**76.5%**	74.0%	2.5pts	**76.5%**	73.6%	2.9pts	74.9%	(1.3)pts
Yield per passenger mile	**28.93¢**	27.90¢	3.7	**28.86¢**	27.39¢	5.4	27.35¢	0.1
RASM	**22.12¢**	20.64¢	7.2	**22.09¢**	20.15¢	9.6	20.48¢	(1.6)
Operating expenses per ASM	**20.48¢**	20.16¢	1.6	**19.86¢**	19.67¢	1.0	21.35¢	(7.9)

NM= Not Meaningful

ALASKA AIRLINES

Alaska reported record pretax income of $401.6 million in 2010 compared to pretax income of $183.8 million in 2009.

Excluding certain items as noted in the table below, Alaska would have reported record pretax income of $404.9 million in 2010, compared to $145.9 million in 2009. See the previous discussion under "Adjusted Non-GAAP Earnings and Per-Share Amounts" for additional information about these non-GAAP measures.

(in millions)	Years Ended December 31	
	2010	2009
Income before income taxes, excluding items below	**$404.9**	$145.9
New pilot contract transition costs	—	(35.8)
Mark-to-market fuel hedge adjustments	**(3.3)**	73.7
Income before income taxes as reported	**$401.6**	$183.8

The discussion below outlines significant variances between the two periods.

ALASKA REVENUES

Total operating revenues increased $420.6 million, or 14.0%, during 2010 compared to 2009. The changes are summarized in the following table:

(in millions)	Years Ended December 31		
	2010	2009	% Change
Passenger revenue—mainline	**$2,763.4**	$2,438.8	13.3
Freight and mail	**101.9**	91.5	11.4
Other—net	**228.8**	187.3	22.2
Total mainline operating revenues	**$3,094.1**	$2,717.6	13.9
Passenger revenue—purchased capacity	**332.5**	288.4	15.3
Total operating revenues	**$3,426.6**	$3,006.0	14.0

Operating Revenues – Mainline

Mainline passenger revenue for 2010 improved by 13.3% on a 5.6% increase in capacity and a 7.3% increase in passenger revenue per available seat mile (PRASM) compared to 2009. The increase in PRASM was driven by a 2.3% rise in ticket yield and a 4.0-point increase in load factor compared to prior year due to an increase in passengers.

Ancillary revenue included in passenger revenue increased from $131.8 million in 2009 to $179.7 million in 2010. The increase is primarily due to the implementation of our first checked bag fee in the third quarter of 2009 and growth in the number of passengers.

Freight and mail revenue increased $10.4 million, or 11.4%, primarily as a result of higher volumes and yield and higher security and freight fuel surcharges.

Other—net revenue increased $41.5 million, or 22.2%, from 2009. The increase is primarily due to Mileage Plan revenues rising by $31.8 million stemming from a larger number of miles sold to our affinity card partner and a contractual rate increase for those sold miles.

Passenger Revenue – Purchased Capacity

Passenger revenue—purchased capacity flying increased by $44.1 million or 15.3% compared to 2009 due to a 5.2% rise in capacity combined with a 9.6% increase in unit revenue. Unit revenue increased as a result of a 2.9-point improvement in load factor and a 5.4% increase in ticket yield.

ALASKA EXPENSES

For 2010, total operating expenses increased $199.2 million, or 7.2%, compared to 2009 mostly as a result of higher aircraft fuel costs. We believe it is useful to summarize operating expenses as follows, which is consistent with the way expenses are reported internally and evaluated by management:

	Years Ended December 31		
(in millions)	2010	2009	% Change
Mainline fuel expense	**$ 760.6**	$ 549.0	38.5
Mainline non-fuel expenses	**1,916.9**	1,946.7	(1.5)
Mainline operating expenses	**$2,677.5**	$2,495.7	7.3
Purchased capacity costs	**298.9**	281.5	6.2
Total Operating Expenses	**$2,976.4**	$2,777.2	7.2

Mainline Operating Expenses

Total mainline operating expenses increased $181.8 million, or 7.3%, during 2010 compared to the prior year. The increase was mostly due to the $211.6 million increase in aircraft fuel expense, partially offset by charges for the pilot contract recorded in 2009. Significant operating expense variances from 2009 are more fully described below.

Wages and Benefits

Wages and benefits decreased by $25.4 million, or 3.2%, compared to 2009. The primary components of wages and benefits are shown in the following table:

	Years Ended December 31		
(in millions)	2010	2009	% Change
Wages	**$544.2**	$540.4	0.7
Pension and defined-contribution retirement benefits	**84.2**	114.8	(26.7)
Medical benefits	**87.9**	83.3	5.5
Other benefits and payroll taxes	**50.9**	54.1	(5.9)
Total wages and benefits	**$767.2**	$792.6	(3.2)

Wages were relatively flat on a reduction in full time equivalent employees (FTE) compared to 2009. Wages have not declined in step with the FTE reduction because of higher wage rates for the pilot group in connection with their new contract effective April 1, 2009 and higher average wages for certain other employees after 2009 and early 2010 furloughs, which are generally seniority-based. However, productivity as measured by the number of passengers per FTE increased 9.4% compared to 2009.

The 26.7% decline in pension and other retirement-related benefits is primarily due to a significant reduction in our defined-benefit pension cost driven by the improved funded status at the end of 2009 as compared to the previous year and the closing of the defined-benefit pension plans to new pilot entrants with their new contract in 2009.

Medical benefits increased 5.5% from the prior year primarily as a result of an increase in employee healthcare costs partially offset by a decrease in post-retirement medical expense for the pilot group.

We expect wages and benefits to be higher in 2011 as compared to 2010 because of an increase in the number of FTEs as we bring back furloughed employees to handle the expected growth in 2011. In addition, we expect increases related to annual wages and the cost of healthcare.

Variable Incentive Pay

Variable incentive pay expense increased from $61.6 million in 2009 to $75.0 million in 2010. The increase is partially due to the fact that in 2010, our financial and operational results exceeded targets established by our Board more so than in 2009. In 2010, additional workgroups were included to the PBP plan, resulting in higher earnings than the profit sharing plan in which they previously participated.

Over the long term, our plan is designed to pay at target, although we may meet, not meet, or exceed those targets in any single year. At target, we estimate the PBP expense would be $39 million and aggregate incentive pay for all plans, including OPR, would be approximately $51 million for 2011, which would be lower than in 2010.

Aircraft Fuel

Aircraft fuel expense includes both *raw fuel expense* (as defined below) plus the effect of mark-to-market adjustments to our fuel hedge portfolio included in our consolidated statement of operations as the value of that portfolio increases and decreases. Our aircraft fuel expense is very volatile, even between quarters, because it includes these gains or losses in the value of the underlying instrument as crude oil prices and refining margins increase or decrease. *Raw fuel expense* is defined as the price that we generally pay at the airport, or the "into-plane" price, including taxes and fees. Raw fuel prices are impacted by world oil prices and refining costs, which can vary by region in the U.S. *Raw fuel expense* approximates cash paid to suppliers and does not reflect the effect of our fuel hedges.

Aircraft fuel expense increased $211.6 million, or 38.5%, compared to 2009. The elements of the change are illustrated in the following table:

(In millions, except per-gallon amounts)	Years Ended December 31		
	2010	**2009**	**% Change**
Fuel gallons consumed	**319.6**	304.9	4.8
Raw price per gallon	**$ 2.38**	$ 1.88	26.6
Total raw fuel expense	**$760.1**	$572.3	32.8
Net impact on fuel expense from (gains) and losses arising from fuel-hedging activities	**0.5**	(23.3)	NM
Aircraft fuel expense	**$760.6**	$549.0	38.5

NM = Not Meaningful

Fuel gallons consumed increased 4.8%, primarily as a result of a 2.4% increase in block hours, partially offset by better fuel efficiency stemming from longer average stage lengths.

The raw fuel price per gallon rose 26.6% as a result of higher West Coast jet fuel prices driven by higher crude oil costs and refining margins.

We also evaluate economic fuel expense, which we define as raw fuel expense less the cash we receive from hedge counterparties for hedges that settle during the period, offset by the premium expense that we paid for those contracts. A key difference between aircraft fuel expense and economic fuel expense is the timing of gain or loss recognition on our hedge portfolio. When we refer to economic fuel expense, we include gains and losses only when they are realized for those contracts that were settled during the period based on their original contract terms. We believe this is the best measure of the effect that fuel prices are currently having on our business because it most closely approximates the net cash outflow associated with purchasing fuel for our operations. Accordingly, many industry analysts evaluate our results using this measure, and it is the basis for most internal management reporting and incentive pay plans.

Our *economic fuel expense* is calculated as follows:

(In millions, except per-gallon amounts)	Years Ended December 31		
	2010	**2009**	**% Change**
Raw fuel expense	**$760.1**	$572.3	32.8
Plus or minus: net of cash received from settled hedges and premium expense recognized	**(2.8)**	50.4	NM
Economic fuel expense	**$757.3**	$622.7	21.6
Fuel gallons consumed	**319.6**	304.9	4.8
Economic fuel cost per gallon	**$ 2.37**	$ 2.05	15.6

NM = Not Meaningful

As noted above, the total net benefit recognized for hedges that settled during the period was $2.8 million in 2010, compared to a net expense of $50.4 million in 2009. These amounts represent the net of the premium expense recognized for those hedges and any cash received or paid upon settlement.

We currently expect our economic fuel price per gallon to be approximately $2.80 in the first quarter of 2011 due to the rising cost of crude oil. As oil prices are volatile, we are unable to forecast the full year cost with any certainty.

Aircraft Maintenance

Aircraft maintenance declined by $10.8 million, or 6.4%, compared to the prior year primarily because of less expensive events, lower component costs, and decreased costs associated with aircraft returns. We expect aircraft maintenance to remain relatively flat in 2011.

Aircraft Rent

Aircraft rent declined $11.9 million, or 10.9%, compared to 2009 as a result of the return of five leased aircraft in 2010. We expect aircraft rent to be lower in 2011 as we annualize lease returns from 2010. We currently do not expect any leased aircraft to be returned in 2011, nor do we expect to lease any new aircraft.

Landing Fees and Other Rents

Landing fees and other rents increased $6.5 million, or 3.9%, compared to 2009. The increase is attributable to higher rates in many airports across our network and more departures. We expect landing fees to be higher in 2011 due to increased departure volume.

Selling Expenses

Selling expenses increased by $19.8 million, or 18.9%, compared to 2009 as a result of higher credit card and travel agency commissions and ticket distribution costs resulting from the increase in passenger revenue.

We expect selling expenses will be higher in 2011 as compared to 2010, primarily due to higher revenue-related expenses.

Depreciation and Amortization

Depreciation and amortization increased $10.0 million, or 5.6%, compared to 2009. This is primarily due to the four B737-800 aircraft delivered in 2010 and a full period of depreciation for aircraft delivered in 2009.

We expect depreciation and amortization to be higher in 2011 due to the full-year impact of aircraft that were delivered in 2010 and for expected 2011 aircraft deliveries.

Food and Beverage Service

Food and beverage costs increased $7.5 million, or 15.7%, from 2009 due to an increased number of passengers, the higher cost of some of our fresh food items served on board, and increased costs associated with food delivery. We expect food and beverage costs to increase in 2011 due to increased passenger and departure volume.

Other Operating Expenses

Other operating expenses declined $5.3 million, or 3.4%, compared to the prior year. The decline is primarily driven by a reduction in outside professional services costs and lower personnel non-wage costs, partially offset by higher property taxes. We expect other operating expenses to be higher in 2011.

New Pilot Contract Transition Costs

During 2009, in connection with a new four-year contract, Alaska's pilots received a one-time aggregate bonus of $20.3 million. We also recorded transition expense associated with establishing the new sick-leave payout program which totaled $15.5 million, bringing the total pilot contract transition cost to $35.8 million.

Mainline Operating Costs per Available Seat Mile (CASM)

Our mainline operating costs per mainline ASM are summarized below:

	Years Ended December 31		
	2010	2009	% Change
Total mainline operating expenses per ASM (CASM)	**10.96¢**	10.78¢	1.7
Less the following components:			
Aircraft fuel costs per ASM	**3.11¢**	2.37¢	31.2
New pilot contract transition costs per ASM	**—**	0.15¢	NM
CASM, excluding fuel and noted items	**7.85¢**	8.26¢	(5.0)

NM = Not Meaningful

Form 10-K

We have listed separately in the above table our fuel costs per ASM and our unit costs, excluding fuel and other noted items. These amounts are included in CASM, but for internal purposes we consistently use unit cost metrics that exclude fuel and certain special items to measure our cost-reduction progress. We believe that such analysis may be important to investors and other readers of these financial statements for the following reasons:

- By eliminating fuel expense and certain special items from our unit cost metrics, we believe that we have better visibility into the results of our non-fuel cost-reduction initiatives. Our industry is highly competitive and is characterized by high fixed costs, so even a small reduction in non-fuel operating costs can result in a significant improvement in operating results. In addition, we believe that all domestic carriers are similarly impacted by changes in jet fuel costs over the long run, so it is important for management (and thus investors) to understand the impact of (and trends in) company-specific cost drivers such as labor rates and productivity, airport costs, maintenance costs, etc., which are more controllable by management.
- Cost per ASM excluding fuel and certain special items is one of the most important measures used by our management and by our Board of Directors in assessing quarterly and annual cost performance. For Alaska, these decision-makers evaluate operating results of the "mainline" operation, which includes the operation of the B737 fleet branded in Alaska Airlines livery. The revenue and expenses associated with purchased capacity are evaluated separately.
- Cost per ASM excluding fuel (and other items as specified in our incentive pay plan documents) is an important metric for the PBP incentive plan that covers our employees.
- Cost per ASM excluding fuel and certain special items is a measure commonly used by industry analysts, and we believe it is the basis by which they compare our airlines to others in the industry. The measure is also the subject of frequent questions from investors.
- Disclosure of the individual impact of certain noted items provides investors the ability to measure and monitor performance both with and without these special items. We believe that disclosing the impact of certain items such as fleet transition costs, new pilot contract transition costs, and restructuring charges is important because it provides information on significant items that are not necessarily indicative of future performance. Industry analysts and investors consistently measure our performance without these items for better comparability between periods and among other airlines.
- Although we disclose our "mainline" passenger unit revenue for Alaska, we do not (nor are we able to) evaluate mainline unit revenue excluding the impact that changes in fuel costs have had on ticket prices. Fuel expense represents a large percentage of our total mainline operating expenses. Fluctuations in fuel prices often drive changes in unit revenue in the mid-to-long term. Although we believe it is useful to evaluate non-fuel unit costs for the reasons noted above, we would caution readers of these financial statements not to place undue reliance on unit costs excluding fuel as a measure or predictor of future profitability because of the significant impact of fuel costs on our business.

We currently forecast our mainline costs per ASM excluding fuel and other special items for the first quarter and full year of 2011 to be down 5% to 6% and 3% respectively, compared to 2010. The expected decline in unit cost stems from expected capacity growth of 13% in the first quarter and 8% to 9% for the full year, partially offset by higher non-fuel operating costs as described in the preceding pages. Historical cost per ASM excluding fuel and other special items can be found in Item 6, "Selected Consolidated Financial and Operating Data."

Purchased Capacity Costs

Purchased capacity costs increased $17.4 million compared to 2009. Of the total, $274.4 million was paid to Horizon under the Capacity Purchase Agreement (CPA) for 1.4 billion ASMs. This expense is eliminated in consolidation. For 2011, the amount recorded as purchased capacity cost will increase significantly as Horizon discontinued its "brand flying" effective January 1, 2011 and moved to an all-CPA model.

HORIZON AIR FINANCIAL AND STATISTICAL DATA

	Three Months Ended December 31			Year Ended December 31				
	2010	2009	% Change	2010	2009	% Change	2008	% Change
Financial Data (in millions):								
Operating Revenues:								
Passenger—brand flying	**$ 95.1**	$ 98.2	(3.2)	**$394.5**	$381.9	3.3	$429.2	(11.0)
Passenger—capacity purchase arrangements (a)	**71.6**	70.5	1.6	**274.4**	261.7	4.9	293.7	(10.9)
Total passenger revenue	**166.7**	168.7	(1.2)	**668.9**	643.6	3.9	722.9	(11.0)
Freight and mail	**0.6**	0.7	(14.3)	**2.5**	2.7	(7.4)	2.7	—
Other—net	**2.3**	2.1	9.5	**8.6**	8.1	6.2	8.3	(2.4)
Total Operating Revenues	**169.6**	171.5	(1.1)	**680.0**	654.4	3.9	733.9	(10.8)
Operating Expenses:								
Wages and benefits	**47.8**	48.2	(0.8)	**183.0**	185.2	(1.2)	194.1	(4.6)
Variable incentive pay	**6.5**	6.2	4.8	**17.0**	14.4	18.1	5.6	157.1
Aircraft fuel, including hedging gains and losses	**31.4**	29.4	6.8	**140.3**	109.1	28.6	236.0	(53.8)
Aircraft maintenance	**15.5**	13.6	14.0	**57.4**	53.2	7.9	58.2	(8.6)
Aircraft rent	**9.7**	11.1	(12.6)	**41.8**	44.7	(6.5)	56.9	(21.4)
Landing fees and other rentals	**15.9**	15.3	3.9	**60.7**	57.7	5.2	57.2	0.9
Contracted services	**8.3**	8.3	—	**33.3**	32.1	3.7	29.1	10.3
Selling expenses	**6.9**	6.6	4.5	**29.3**	27.1	8.1	31.1	(12.9)
Depreciation and amortization	**10.4**	10.7	(2.8)	**41.0**	39.5	3.8	37.5	5.3
Food and beverage service	**0.6**	0.6	—	**2.3**	2.4	(4.2)	2.6	(7.7)
Other	**10.0**	10.4	(3.8)	**36.3**	39.4	(7.9)	42.7	(7.7)
Fleet transition costs—CRJ-700	**—**	—	NM	**13.2**	—	NM	13.5	NM
Fleet transition costs—Q200	**—**	—	NM	**—**	8.8	NM	10.2	NM
Total Operating Expenses	**163.0**	160.4	1.6	**655.6**	613.6	6.8	774.7	(20.8)
Operating Income (Loss)	**6.6**	11.1	NM	**24.4**	40.8	NM	(40.8)	NM
Interest income	**1.0**	0.5		**3.6**	2.0		5.4	
Interest expense	**(4.7)**	(3.8)		**(20.5)**	(20.1)		(23.8)	
Interest capitalized	**0.5**	—		**0.5**	0.3		3.0	
Other—net	**(0.1)**	(0.1)		**(0.4)**	(0.2)		0.4	
	(3.3)	(3.4)		**(16.8)**	(18.0)		(15.0)	
Income (Loss) Before Income Tax	**$ 3.3**	$ 7.7	NM	**$ 7.6**	$ 22.8	NM	$ (55.8)	NM
Combined Operating Statistics:								
Revenue passengers (000)	**1,704**	1,704	—	**6,820**	6,759	0.9	7,390	(8.5)
RPMs (000,000) "traffic"	**593**	609	(2.6)	**2,450**	2,408	1.7	2,635	(8.6)
ASMs (000,000) "capacity"	**774**	822	(5.8)	**3,235**	3,292	(1.7)	3,617	(9.0)
Passenger load factor	**76.6%**	74.1%	2.5pts	**75.7%**	73.1%	2.6pts	72.9%	0.2pts
Yield per passenger mile	**28.11¢**	27.70¢	1.5	**27.30¢**	26.73¢	2.1	27.43¢	(2.6)
RASM	**21.91¢**	20.86¢	5.0	**21.02¢**	19.88¢	5.7	20.29¢	(2.0)
PRASM	**21.54¢**	20.52¢	5.0	**20.68¢**	19.55¢	5.8	19.99¢	(2.2)
Operating expenses per ASM	**21.06¢**	19.51¢	7.9	**20.27¢**	18.64¢	8.7	21.42¢	(13.0)
Aircraft fuel cost per ASM	**4.06¢**	3.57¢	13.7	**4.34 ¢**	3.31 ¢	31.1	6.53¢	(49.3)
CRJ-700 fleet transition costs per ASM	**— ¢**	— ¢	NM	**0.41 ¢**	— ¢	NM	0.37¢	NM
Operating expenses per ASM, excluding fuel and CRJ-700 fleet transition costs	**17.00¢**	15.94¢	6.6	**15.52¢**	15.33¢	1.2	14.52¢	5.5
Q200 fleet transition costs per ASM	**— ¢**	— ¢	NM	**— ¢**	0.27¢	NM	0.28¢	NM
Aircraft fuel cost per gallon	**$ 2.25**	$ 1.96	14.8	**$ 2.43**	$ 1.82	33.5	$ 3.53	(48.4)
Economic fuel cost per gallon	**$ 2.57**	$ 2.32	10.8	**$ 2.40**	$ 2.07	15.9	$ 3.05	(32.1)
Fuel gallons (000,000)	**14.0**	15.0	(6.7)	**57.7**	60.1	(4.0)	66.9	(10.2)
Average number of full-time equivalent employees	**2,938**	3,275	(10.3)	**3,045**	3,308	(8.0)	3,699	(10.6)
Aircraft utilization (blk hrs/day)	**8.1**	8.1	—	**8.0**	8.3	(3.6)	8.3	—
Average aircraft stage length (miles)	**331**	330	0.3	**333**	327	1.8	322	1.6
Operating fleet at period-end	**54**	58	(4)a/c	**54**	58	(4)a/c	59	(1)a/c

NM = Not Meaningful

HORIZON AIR

Horizon reported pretax income of $7.6 million in 2010 compared to pretax income of $22.8 million in 2009. The decline in earnings is primarily due to higher aircraft fuel expense and higher restructuring and fleet transition costs, partially offset by an increase in operating revenue.

Excluding the items noted in the table below, Horizon would have reported pretax income of $22.8 million in 2010 compared to $7.7 million in 2009. See the previous discussion under "Adjusted Non-GAAP Earnings and Per-Share Amounts" for additional information about these non-GAAP measures.

(in millions)	Year Ended December 31 2010	2009
Income before income taxes, excluding items below	**$ 22.8**	$ 7.7
Fleet transition costs—CRJ-700	**(13.2)**	—
Mark-to-market fuel hedge adjustments	**(2.0)**	15.1
Income before income taxes as reported	**$7.6**	$22.8

HORIZON REVENUES

During 2010, operating revenues increased 3.9% compared to 2009. Horizon's passenger revenues are summarized in the following table:

	Years Ended December 31			
	2010		2009	
(dollars in millions)	Revenues	% ASMs	Revenues	% ASMs
Passenger revenue from Horizon "brand" flying	**$394.5**	**59**	$381.9	59
Revenue from capacity purchase arrangements (CPA) with Alaska	**274.4**	**41**	261.7	41
Total passenger revenue and % of ASMs	**$668.9**	**100%**	$643.6	100%

Line-of-business information is presented in the table below. Beginning January 1, 2011, all of the flying performed by Horizon will be under a CPA arrangement with Alaska.

	Year Ended December 31, 2010								
	Capacity and Mix			Load Factor		Yield		RASM	
	Actual (in millions)	% Change Y-O-Y	Current % Total	Actual	Point Change Y-O-Y	Actual	% Change Y-O-Y	Actual	% Change Y-O-Y
Brand Flying	**1,797**	(6.7)	**56**	**74.4%**	2.0	**29.51¢**	7.8	**22.58¢**	10.8
Alaska CPA	**1,438**	5.3	**44**	**NM**	NM	**NM**	NM	**19.08¢**	(0.5)
System Total	**3,235**	(1.7)	**100**	**75.7%**	2.6	**27.30¢**	2.1	**21.02¢**	5.7

NM = Not Meaningful

Passenger revenue from Horizon brand flying increased $12.6 million, or 3.3%, on a 10.8% increase in passenger unit revenues, partially offset by a 6.7% decline in brand capacity. The increase in unit revenue is due to a 2.0-point improvement in load factor and a 7.8% increase in ticket yield.

Revenue from CPA flying performed on behalf of Alaska totaled $274.4 million during 2010 compared to $261.7 million during 2009. The increase is primarily due to a 5.3% increase in capacity provided under this arrangement. This revenue is eliminated in consolidation.

HORIZON EXPENSES

Total operating expenses increased $42.0 million, or 6.8%, as compared to 2009. Significant period-over-period changes in the components of operating expenses are as follows.

Aircraft Fuel

Aircraft fuel increased $31.2 million, or 28.6%, compared to the same period in 2009. The elements of the change are illustrated in the following table:

(in millions, except per-gallon amounts)	Years Ended December 31		
	2010	**2009**	**%Change**
Fuel gallons consumed	**57.7**	60.1	(4.0)
Raw price per gallon	**$ 2.41**	$ 1.90	26.8
Total raw fuel expense	**$138.8**	$113.9	21.9
Net impact on fuel expense from (gains) and losses arising from fuel-hedging activities	**1.5**	(4.8)	NM
Aircraft fuel expense	**$ 140.3**	$109.1	28.6

NM = Not Meaningful

Fuel gallons consumed declined by 4% due to a 1.7% decline in capacity and improved fuel burn as we continue our transition to the more fuel-efficient Q400 aircraft. The raw fuel price per gallon increased by 26.8% as a result of higher West Coast jet fuel prices.

Our *economic fuel expense* is calculated as follows:

(in millions, except per-gallon amounts)	Years Ended December 31		
	2010	**2009**	**%Change**
Raw fuel expense	**$138.8**	$113.9	21.9
Plus or minus: net of cash received from settled hedges and premium expense recognized	**(0.5)**	10.3	NM
Economic fuel expense	**$138.3**	$124.2	11.4
Fuel gallons consumed	**57.7**	60.1	(4.0)
Economic fuel cost per gallon	**$ 2.40**	$ 2.07	15.9

NM = Not Meaningful

The total net benefit recognized for hedges that settled during the period was $0.5 million in 2010, compared to a net expense of $10.3 million in 2009. These amounts represent the net of the premium expense recognized for those hedges and any cash received or paid upon settlement.

Restructuring and Fleet Transition Costs

We recorded $10.3 million in 2010 related to the removal of five CRJ-700 aircraft from our operations under sublease or lease assignment to third-party carriers. We also recorded $2.9 million of restructuring charges associated with the voluntary separation of a number of employees resulting from the decision to outsource the remaining aircraft heavy maintenance function to a third party.

In 2009, fleet transition costs associated with the removal of Q200 aircraft from the operating fleet were $8.8 million as the final Q200 aircraft were removed from operation.

All Other Operating Expenses

All other operating expenses increased by $6.4 million due primarily to a $4.2 million increase in aircraft maintenance expense driven by higher engine events and a $3.0 million increase in landing fees and rents from higher rates in many airports. These increases were partially offset by a $2.9 million decline in aircraft rent due to the removal of five leased CRJ-700 aircraft during the year, and a $3.1 million decline in other operating expenses.

Operating Costs per Available Seat Mile (CASM)

Our operating costs per ASM are summarized below:

	Years Ended December 31		
	2010	**2009**	**% Change**
Total operating expenses per ASM (CASM)	**20.27¢**	18.64¢	8.7
CASM includes the following components:			
Fuel costs per ASM	**4.34¢**	3.31¢	31.1
CRJ-700 fleet transition costs per ASM	**0.41¢**	—	NM
CASM, excluding fuel and noted items	**15.52¢**	15.33¢	1.2
Q200 fleet transition costs per ASM	**—**	0.27¢	NM

NM = Not Meaningful

CONSOLIDATED NONOPERATING INCOME (EXPENSE)

Net nonoperating expense was $65.7 million in 2010 compared to $64.5 million in 2009. Interest expense increased $4.0 million primarily due to the write-off of deferred financing costs and prepayment penalties on debt prepaid in 2010, partially offset by lower average interest rates on our variable-rate debt and a lower average debt balance. Other—net nonoperating income (expense) improved by $6.6 million compared to 2009 primarily due to larger realized gains on the sale of marketable securities.

CONSOLIDATED INCOME TAX EXPENSE (BENEFIT)

Our consolidated effective income tax rate on pretax income for 2010 was 38.1%, compared to 40.1% for 2009. The difference between the effective tax rates for both periods and our marginal tax rate of approximately 37.9% is due to nondeductible expenses, such as employee per-diem costs and stock-based compensation expense recorded for certain stock awards.

Our effective tax rate can vary significantly between quarters and for the full year, depending on the magnitude of non-deductible expenses in proportion to pretax results.

2009 COMPARED WITH 2008

Our consolidated net income for 2009 was $121.6 million, or $3.36 per diluted share, compared to a net loss of $135.9 million, or $3.74 per share, in 2008. Items that impact the comparability between the periods are as follows:

- Both periods include adjustments to reflect timing of gain and loss recognition resulting from mark-to-market fuel hedge accounting. For 2009, we recognized net mark-to-market gains of $88.8 million ($55.2 million after tax, or $1.53 per share), compared to net losses of $142.3 million ($89.2 million after tax, or $2.46 per share) in 2008.
- 2009 included the new pilot contract transition costs of $35.8 million ($22.3 million after tax, or $0.62 per share).
- 2008 included fleet transition costs of $61.0 million ($38.2 million after tax, or $1.05 per share) related to the ongoing transitions out of the MD-80 and CRJ-700 fleets.
- 2008 included realized losses on the early termination of fuel-hedge contracts originally scheduled to settle in 2009 and 2010 of $50 million ($31.3 million after tax, or $0.86 per share).
- 2008 included a $42.3 million benefit ($26.5 million after tax, or $0.73 per share) related to a change in the terms of our Mileage Plan program.
- 2008 included restructuring charges of $12.9 million ($8.1 million after tax, or $0.22 per share) related to the reduction in work force at Alaska.

ADJUSTED (NON-GAAP) RESULTS AND PER-SHARE AMOUNTS

Excluding the items noted above, and as shown in the following table, our consolidated net income for 2009 was $88.7 million, or $2.45 per diluted share, compared to $4.4 million, or $0.12 per diluted share, in 2008.

(in millions except per share amounts)	Years Ended December 31			
	2009		2008	
	Dollars	Diluted EPS	Dollars	Diluted EPS
Net income and diluted EPS, excluding noted items	**$ 88.7**	**$ 2.45**	$ 4.4	$ 0.12
Change in Mileage Plan terms, net of tax	**—**	**—**	26.5	0.73
New pilot contract transition costs, net of tax	**(22.3)**	**(0.62)**	—	—
Restructuring charges, net of tax	**—**	**—**	(8.1)	(0.22)
Fleet transition costs – MD-80, net of tax	**—**	**—**	(29.8)	(0.82)
Fleet transition costs – CRJ-700, net of tax	**—**	**—**	(8.4)	(0.23)
Mark-to-market fuel hedge adjustments, net of tax	**55.2**	**1.53**	(89.2)	(2.46)
Realized losses on hedge portfolio restructuring, net of tax	**—**	**—**	(31.3)	(0.86)
Net income and diluted EPS as reported	**$121.6**	**$ 3.36**	$(135.9)	$(3.74)

ALASKA AIRLINES

Alaska reported income before income taxes of $183.8 million in 2009 compared to a loss before income taxes of $153.3 million in 2008.

Excluding certain items as noted in the table below, Alaska would have reported income before income taxes of $145.9 million in 2009, compared to $25.2 million in 2008. See the previous discussion under "Adjusted Non-GAAP Earnings and Per-Share Amounts" for additional information about these non-GAAP measures.

(in millions)	Years Ended December 31	
	2009	2008
Income before income taxes, excluding items below	**$145.9**	$ 25.2
Change in Mileage Plan terms	**—**	42.3
New pilot contract transition costs	**(35.8)**	—
Restructuring charges	**—**	(12.9)
Fleet transition costs—MD-80	**—**	(47.5)
Mark-to-market fuel hedge adjustments	**73.7**	(118.9)
Realized losses on hedge portfolio restructuring	**—**	(41.5)
Income (loss) before income taxes as reported	**$183.8**	$(153.3)

The discussion below outlines significant variances between the two periods.

ALASKA REVENUES

Total operating revenues declined $215.3 million, or 6.7%, during 2009 compared to 2008. The changes are summarized in the following table:

(in millions)	Years Ended December 31		
	2009	2008	% Change
Passenger revenue—mainline	**$2,438.8**	$2,643.7	(7.8)
Freight and mail	**91.5**	99.3	(7.9)
Other—net	**187.3**	135.2	38.5
Change in Mileage Plan terms	**—**	42.3	NM
Total mainline operating revenues	**$2,717.6**	$2,920.5	(6.9)
Passenger revenue—purchased capacity	**288.4**	300.8	(4.1)
Total operating revenues	**$3,006.0**	$3,221.3	(6.7)

NM = Not Meaningful

Operating Revenues—Mainline

Mainline passenger revenue in 2009 fell by 7.8% on a 4.4% reduction in capacity. There was a 3.5% decline in PRASM, which was driven by a 6.0% drop in ticket yield compared to 2008, partially offset by a two-point increase in load factor.

Passenger revenues were also bolstered by the implementation of our first-checked-bag fee in the third quarter of 2009 ($34.5 million) and the full-year impact of our second-checked-bag fee implemented in the third quarter of 2008, partially offset by a decline in other fees that resulted from fewer passengers.

Freight and mail revenue decreased $7.8 million, or 7.9%, primarily as a result of lower mail volumes and yield and lower freight fuel surcharges because of the decline in fuel prices in 2009, partially offset by higher freight volumes and better freight pricing.

Other—net revenue increased $52.1 million, or 38.5%, from 2008. Mileage Plan revenue increased by $50.0 million primarily because of an increase in the rate paid to us by our credit card partner under the affinity card agreement and an increase in the number of miles needed to redeem a travel award.

Passenger Revenue—Purchased Capacity

Passenger revenue—purchased capacity flying fell by $12.4 million compared to 2008 because of a 2.6% decline in capacity combined with a 1.6% decrease in unit revenue compared to the prior year. Unit revenue dropped as a result of a 1.3-point decline in load factor on flat ticket yield.

ALASKA EXPENSES

For 2009, total operating expenses decreased $573.0 million or 17.1% compared to 2008 as a result of lower mainline operating costs, most notably aircraft fuel and fleet transition charges, partially offset by higher wages and benefits and new pilot contract transition costs.

We believe it is useful to summarize operating expenses as follows, which is consistent with the way expenses are reported internally and evaluated by management:

	Years Ended December 31		
(in millions)	2009	2008	% Change
Mainline fuel expense	**$ 549.0**	$1,162.4	(52.8)
Mainline non-fuel expenses	**1,946.7**	1,874.1	3.9
Mainline operating expenses	**$2,495.7**	$3,036.5	(17.8)
Purchased capacity costs	**281.5**	313.7	(10.3)
Total Operating Expenses	**$2,777.2**	$3,350.2	(17.1)

Mainline Operating Expenses

Total mainline operating expenses declined $540.8 million or 17.8% during 2009 compared to 2008. Significant operating expense variances from 2008 are more fully described below.

Wages and Benefits

Wages and benefits were up $49.9 million, or 6.7%, compared to 2008. The primary components of wages and benefits are shown in the following table:

	Years Ended December 31		
(in millions)	2009	2008	% Change
Wages	**$540.4**	$547.1	(1.2)
Pension and defined-contribution retirement benefits	**114.8**	68.7	67.1
Medical benefits	**83.3**	72.3	15.2
Other benefits and payroll taxes	**54.1**	54.6	(0.9)
Total wages and benefits	**$792.6**	$742.7	6.7

Wages declined 1.2% on a 7.4% reduction in FTEs compared to 2008. Wages did not decline in step with the FTE reduction because of higher wage rates for the pilot group in connection with their new contract and increased average wages for certain other employees stemming from higher average seniority.

The 67.1% increase in pension and other retirement-related benefits was primarily due to a $45.0 million increase in our defined-benefit pension cost driven by the significant decline in the market value of pension assets at the end of 2008.

Medical benefits increased 15.2% from the prior year primarily as a result of an increase in the post-retirement medical expense for the pilot group in connection with their new contract and an increase in overall medical costs.

Variable Incentive Pay

Variable incentive pay expense increased from $15.8 million in 2008 to $61.6 million in 2009. The increase is partially due to the fact that in 2009, our financial and operational results exceeded targets established by our Board. In 2008, our performance fell short of targets. The increase can also be attributed to the addition of Alaska's pilots, flight attendants and mechanics to the PBP incentive plan.

Aircraft Fuel

Aircraft fuel expense declined $613.4 million, or 52.8%, compared to 2008. The elements of the change are illustrated in the following table:

(in millions, except per-gallon amounts)	Years Ended December 31		
	2009	2008	% Change
Fuel gallons consumed	**304.9**	333.8	(8.7)
Raw price per gallon	**$ 1.88**	$ 3.31	(43.2)
Total raw fuel expense	**$572.3**	$1,103.8	(48.2)
Net impact on fuel expense from (gains) and losses arising from fuel-hedging activities	**(23.3)**	58.6	NM
Aircraft fuel expense	**$549.0**	$1,162.4	(52.8)

NM = Not Meaningful

Fuel gallons consumed declined 8.7%, primarily as a result of a 6.6% reduction in aircraft flight hours and the improved fuel efficiency of our fleet as we completed the transition to newer, more fuel-efficient B737-800 aircraft in the second half of 2008.

The raw fuel price per gallon declined 43.2% as a result of lower West Coast jet fuel prices driven by lower crude oil costs and refining margins.

Our *economic fuel expense* is calculated as follows:

(in millions, except per-gallon amounts)	Years Ended December 31		
	2009	2008	% Change
Raw fuel expense	**$572.3**	$1,103.8	(48.2)
Plus or minus: net of cash received from settled hedges and premium expense recognized	**50.4**	(101.8)	NM
Economic fuel expense	**$622.7**	$1,002.0	(37.9)
Fuel gallons consumed	**304.9**	333.8	(8.7)
Economic fuel cost per gallon	**$ 2.05**	$ 3.00	(31.7)

NM = Not Meaningful

As noted above, the total net expense recognized for hedges that settled during the period was $50.4 million in 2009, compared to a net cash benefit of $101.8 million in 2008. These amounts represent the net of the premium expense recognized for those hedges and any cash received or paid upon settlement. The decrease is primarily due to the significant drop in crude oil prices from 2008.

Aircraft Maintenance

Aircraft maintenance increased by $19.3 million, or 12.8%, compared to the prior year primarily because of a higher average cost of airframe maintenance events and a new power-by-the-hour (PBH) maintenance agreement on our B737-700 and B737-900 aircraft engines, partially offset by the benefits of our fleet transition, as we have replaced all of our aging MD-80s with newer B737-800s, and lower PBH costs associated with our 737-400 aircraft engines that resulted from a decline in flight hours.

Contracted Services

Contracted services declined by $5.3 million, or 4.1%, compared to 2008 as a result of the reduction in the number of flights operated throughout our system to ports where vendors are used and a reduction in project contract labor.

Selling Expenses

Selling expenses declined by $11.3 million, or 9.7%, compared to 2008 as a result of lower revenue-related expenses such as credit card costs, travel agency commissions and ticket distribution costs that resulted from the decline in passenger traffic. Mileage Plan expenses were also lower because the estimated incremental cost of providing free travel was lower because of the decline in fuel costs. These declines were partially offset by higher advertising costs.

Depreciation and Amortization

Depreciation and amortization increased $12.6 million, or 7.6%, compared to 2008. This is primarily due to the ten B737-800 aircraft delivered in 2009, partially offset by the sale-leaseback of six B737-800 aircraft in the first quarter of 2009.

Other Operating Expenses

Other operating expenses declined $15.1 million, or 8.9%, compared to the prior year. The decline is primarily driven by a reduction in outside professional services costs and flight crew-related costs such as hotels and per-diems.

New Pilot Contract Transition Costs

As mentioned previously, we recorded $35.8 million in connection with the new four-year contract ratified by Alaska's pilots in the second quarter.

Restructuring Charges and Fleet Transition Costs

In the third quarter of 2008, we announced work force reductions among union and non-union employees. The affected non-union employees were terminated in the third quarter, resulting in a $1.6 million severance charge. For union personnel, we recorded an $11.3 million charge in 2008.

During 2008, we retired four MD-80 aircraft that were under long-term lease arrangements and placed them in temporary storage at an aircraft storage facility. The $47.5 million charge in 2008 represented the remaining discounted lease payments under the lease contracts and our estimate of maintenance costs that will be incurred in the future to meet the minimum return conditions under the lease requirements.

Mainline Operating Costs per Available Seat Mile (CASM)

Our mainline operating costs per mainline ASM are summarized below:

	Years Ended December 31		
	2009	**2008**	**% Change**
Total mainline operating expenses per ASM (CASM)	**10.78¢**	12.54¢	(14.0)
Less the following components:			
Aircraft fuel costs per ASM	**2.37¢**	4.80¢	(50.6)
New pilot contract transition costs per ASM	**0.15¢**	—	NM
Restructuring costs per ASM	—	0.05¢	NM
Fleet transition charges per ASM	—	0.20¢	NM
CASM, excluding fuel and noted items	**8.26¢**	7.49¢	10.2

NM = Not Meaningful

CASM, excluding fuel and noted items increased from the prior-year period because of the increase in wages and benefits and other expenses as discussed above, partially offset by a 4.4% reduction in capacity.

Purchased Capacity Costs

Purchased capacity costs decreased $32.2 million compared to 2008. Of the total, $261.7 million was paid to Horizon under the CPA for 1.4 billion ASMs. This expense is eliminated in consolidation.

HORIZON AIR

Horizon reported pretax income of $22.8 million in 2009 compared to a pretax loss of $55.8 million in 2008. The improvement is primarily due to declines in aircraft fuel costs and non-fuel operating expenses, partially offset by a $79.5 million decline in operating revenues.

Excluding the items noted in the table below, Horizon would have reported pretax income of $7.7 million in 2009 compared to a pretax loss of $10.4 million in 2008. See the previous discussion under "Adjusted Non-GAAP Earnings and Per-Share Amounts" for additional information about these non-GAAP measures.

(In millions)	Year Ended December 31 2009	2008
Income (loss) before income taxes, excluding items below	**$ 7.7**	$(10.4)
Fleet transition costs—CRJ-700	**—**	(13.5)
Mark-to-market fuel hedge adjustments	**15.1**	(23.4)
Realized losses on hedge portfolio restructuring	**—**	(8.5)
Income (loss) before income taxes as reported	**$22.8**	$(55.8)

HORIZON REVENUES

During 2009, operating revenues decreased 10.8% compared to 2008. Horizon's passenger revenues are summarized in the following table:

	Years Ended December 31			
	2009		2008	
(dollars in millions)	Revenues	% ASMs	Revenues	% ASMs
Passenger revenue from Horizon "brand" flying	**$381.9**	**59**	$429.2	59
Revenue from capacity purchase arrangements (CPA) with Alaska	**261.7**	**41**	293.7	41
Total passenger revenue and % of ASMs	**$643.6**	**100%**	$722.9	100%

Line-of-business information is presented in the table below:

	Year Ended December 31, 2009								
	Capacity and Mix			Load Factor		Yield		RASM	
	Actual (In millions)	% Change Y-O-Y	Current % Total	Actual	Point Change Y-O-Y	Actual	% Change Y-O-Y	Actual	% Change Y-O-Y
Brand Flying	**1,927**	(13.2)	**59**	**72.4%**	1.3	**27.36¢**	0.6	**20.38¢**	2.8
Alaska CPA	**1,365**	(2.2)	**41**	**NM**	NM	**NM**	NM	**19.17¢**	(8.9)
System Total	**3,292**	(9.0)	**100**	**73.1%**	0.2	**26.73¢**	(2.6)	**19.88¢**	(2.0)

NM = Not Meaningful

Passenger revenue from Horizon brand flying fell $47.3 million, or 11.0%, on a 13.2% reduction in brand capacity, partially offset by a 2.8% improvement in unit revenue. The increase in unit revenue was due to the slight improvements in both load factor and ticket yield.

Revenue from CPA flying performed on behalf of Alaska totaled $261.7 million during 2009 compared to $293.7 million during 2008. The decrease was primarily due to a 2.2% reduction in capacity provided under this arrangement and a significant decline in the associated fuel cost, which was reimbursed by Alaska. This revenue is eliminated in consolidation.

HORIZON EXPENSES

Total operating expenses decreased $161.1 million, or 20.8%, as compared to 2008. The sharp decline in fuel costs was the primary driver of the overall decrease. Significant period-over-period changes in the components of operating expenses are as follows.

Wages and Benefits

Wages and benefits declined $8.9 million, or 4.6%, compared to 2008. The primary components of wages and benefits are shown in the following table:

(In millions)	Years Ended December 31 2009	2008	% Change
Wages	**$132.3**	$142.2	(7.0)
Medical benefits	**20.6**	19.5	5.6
Other benefits and payroll taxes	**32.3**	32.4	(0.3)
Total wages and benefits	**$185.2**	$194.1	(4.6)

Wages declined 7% primarily as a result of a 10.6% decline in the number of full-time equivalent employees, partially offset by slightly higher wages per employee. The increase in average wages per employee is due to a higher average employee seniority level as furloughs involved less senior employees.

Variable Incentive Pay

Variable incentive pay expense increased to $14.4 million during 2009 from $5.6 million in 2008, of which $8.6 million and $1 million was related to PBP in 2009 and 2008, respectively. Variable pay increased for the same performance reasons cited in the Alaska discussion and the addition of Horizon's flight attendants and non-represented employees into Air Group's PBP plan.

Aircraft Fuel

Aircraft fuel declined $126.9 million, or 53.8%, compared to the same period in 2008. The elements of the change are illustrated in the following table:

(In millions, except per-gallon amounts)	Years Ended December 31 2009	2008	% Change
Fuel gallons consumed	**60.1**	66.9	(10.2)
Raw price per gallon	**$ 1.90**	$ 3.36	(43.5)
Total raw fuel expense	**$113.9**	$225.0	(49.4)
Net impact on fuel expense from (gains) and losses arising from fuel-hedging activities	**(4.8)**	11.0	NM
Aircraft fuel expense	**$109.1**	$236.0	(53.8)

NM = Not Meaningful

The 10.2% reduction in gallons consumed is primarily a function of the capacity reductions in 2009 compared to the prior year.

The raw fuel price per gallon declined by 43.5% as a result of the drop in crude oil prices and refining margins.

Our *economic fuel expense* is calculated as follows:

(In millions, except per-gallon amounts)	Years Ended December 31 2009	2008	% Change
Raw fuel expense	**$113.9**	$225.0	(49.4)
Plus or minus: net of cash received from settled hedges and premium expense recognized	**10.3**	(20.9)	NM
Economic fuel expense	**$124.2**	$204.1	(39.1)
Fuel gallons consumed	**60.1**	66.9	(10.2)
Economic fuel cost per gallon	**$ 2.07**	$ 3.05	(32.1)

NM = Not Meaningful

The total net expense recognized for hedges that settled during the period was $10.3 million in 2009, compared to a net cash benefit of $20.9 million in 2008. These amounts represent the net of the premium expense recognized for those hedges and any cash received or paid upon settlement.

Aircraft Rent

Aircraft rent expense declined $12.2 million, or 21.4%, as a result of the complete transition out of the Q200 fleet, all of which were leased, and the sublease of two CRJ-700 aircraft in late 2008.

Fleet Transition Costs

Fleet transition costs associated with the removal of Q200 aircraft from the operating fleet were $8.8 million during 2009 compared to $10.2 million in 2008. All Q200 aircraft have been removed from the operating fleet.

During 2008, as a result of our decision to retire the CRJ-700 fleet earlier than expected, we recorded a $5.5 million impairment charge associated with the two owned CRJ-700 aircraft and related spare parts, $6.7 million associated with a net loss on the sublease arrangement for two leased CRJ-700 aircraft, and a $1.3 million severance charge associated with the fleet reduction.

Operating Costs per Available Seat Mile (CASM)

Our operating costs per ASM are summarized below:

	Years Ended December 31		
	2009	**2008**	**% Change**
Total operating expenses per ASM (CASM)	**18.64¢**	21.42¢	(13.0)
CASM includes the following components:			
Fuel costs per ASM	**3.31¢**	6.53¢	(49.3)
CRJ-700 fleet transition costs per ASM	**—**	0.37¢	NM
CASM, excluding fuel and noted items	**15.33¢**	14.52¢	5.5
Q200 fleet transition costs per ASM	**0.27¢**	0.28¢	NM

NM = Not Meaningful

CONSOLIDATED NONOPERATING INCOME (EXPENSE)

Net nonoperating expense was $64.5 million in 2009 compared to $41.0 million in 2008. Interest income declined $9.8 million compared to 2008 primarily as a result of lower average portfolio returns, partially offset by a higher average balance of cash and marketable securities. Interest expense declined $0.5 million on lower average interest rates on our variable-rate debt on a relatively stable average debt balance. Capitalized interest was $15.6 million lower than in 2008 because of lower advance aircraft purchase deposits and the deferred future aircraft deliveries.

CONSOLIDATED INCOME TAX EXPENSE (BENEFIT)

Our consolidated effective income tax rate on pretax income or loss for 2009 was 40.1%, compared to 36.3% for 2008. The difference between the effective tax rates for both periods and our 2009 marginal tax rate of approximately 37.9% is primarily the magnitude of nondeductible expenses, such as employee per-diem costs and stock-based compensation expense recorded for certain stock awards.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial position and results of operations in this MD&A is based upon our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect our financial position and results of operations. See Note 1 to the consolidated financial statements for a description of our significant accounting policies.

Critical accounting estimates are defined as those that are reflective of significant judgment and uncertainties and that potentially may result in materially different results under varying assumptions and conditions. Management has identified the following critical accounting estimates and has discussed the development, selection and disclosure of these policies with our audit committee.

MILEAGE PLAN

Our Mileage Plan loyalty program awards miles to member passengers who fly on our airlines and many of our travel partners. Additionally, we sell miles to third parties, such as our bank partner, for cash. In either case, the outstanding miles may be redeemed for travel on our airlines or any of our travel partners. As long as the Mileage Plan is in existence, we have an obligation to provide this future travel.

For miles earned by passengers who fly on us or our travel partners, we recognize a liability and a corresponding selling expense for the obligation to provide travel in the future. For miles sold to third parties, the majority of the sales proceeds are recorded as deferred revenue and recognized when the award transportation is provided. The commission component of these sales proceeds (defined as the proceeds we receive from the sale of mileage credits minus the amount we defer) is recorded as other-net revenue in the period that miles are sold and represents services provided by the Company to its business partners and relates primarily to the use of the Company's logo and trademarks along with access to the Company's Mileage Plan members. Commission revenue recognized for the years ended December 31, 2010, 2009 and 2008 was $123.7 million, $96.8 million and $57.0 million, respectively. The deferred revenue is recognized as passenger revenue when awards are issued and flown on one of our airlines, and as other-net revenue for awards issued and flown on partner airlines.

At December 31, 2010, we had approximately 117 billion miles outstanding, resulting in an aggregate liability and deferred revenue balance of $673.9 million. Both the liability and the deferred revenue are determined based on several assumptions that require significant management judgment to estimate and formulate. There are uncertainties inherent in estimates; therefore, an incorrect assumption could greatly affect the amount and/or timing of revenue recognition or Mileage Plan expenses. The most significant assumptions in accounting for the Mileage Plan are described below.

1. The rate at which we defer sales proceeds from sold miles:

We defer an amount that represents our estimate of the fair value of a free travel award by looking to the sales prices of comparable paid travel. As our estimates of fair value change, the amount we defer changes, resulting in the recognition of a higher or lower portion of the cash proceeds from the sale of miles as commission revenue in any given period. A 1% increase in the estimated fair value of travel awards (and related deferral rate) would decrease commission revenue by approximately $2 million. This amount would instead be recognized in a future period when award travel takes place.

2. The number of miles that will not be redeemed for travel (breakage):

The liability for outstanding Mileage Plan mileage credits includes all mileage credits that are expected to be redeemed, including mileage credits earned by members whose mileage account balances have not yet reached the minimum mileage credit level to redeem an award. Our estimates of the number of miles that will not be redeemed (breakage) consider historical activity in our members' accounts and other factors. A hypothetical 1.0% change in our estimate of breakage (currently 12% in the aggregate) has approximately a $7.0 million effect on the liability.

3. The number of miles used per award (i.e., free ticket):

We estimate how many miles will be used per award. For example, our members may redeem credit for free travel to various locations or choose between a highly restricted award and an unrestricted award. Our estimates are based on the current requirements in our Mileage Plan program and historical travel redemption patterns.

4. The number of awards redeemed for travel on our airlines versus other airlines:

The cost for us to carry an award passenger is typically lower than the cost we will pay to our travel partners. We estimate the number of awards that will be redeemed on our airlines versus on our travel partners and accrue the estimated costs based on historical redemption patterns. If the number of awards redeemed on our travel partner is higher or lower than estimated, we may need to adjust our liability and corresponding expense.

5. The costs that will be incurred to provide award travel:

When a frequent flyer travels on his or her award ticket on one of our airlines, incremental costs such as food, fuel and insurance are incurred to carry that passenger. We estimate what these costs will be (excluding any contribution to overhead and profit) and accrue a liability. If the passenger travels on another airline on an award ticket, we often must pay the other airline for carrying the passenger. The other airline costs are based on negotiated agreements and are often substantially higher than the costs we would incur to carry that passenger. We estimate how much we will pay to other airlines for future travel awards based on historical redemptions and settlements with other carriers and accrue a liability accordingly. The costs actually incurred by us or paid to other airlines may be higher or lower than the costs that were estimated and accrued, and therefore we may need to adjust our liability and recognize a corresponding expense.

We regularly review significant Mileage Plan assumptions and change our assumptions if facts and circumstances indicate that a change is necessary. Any such change in assumptions could have a significant effect on our financial position and results of operations.

PENSION PLANS

Accounting rules require recognition of the overfunded or underfunded status of an entity's defined-benefit pension and other postretirement plans as an asset or liability in the financial statements and requires recognition of the funded status in other comprehensive income. Pension expense is recognized on an accrual basis over employees' approximate service periods and is generally independent of funding decisions or requirements. We recognized expense for our qualified defined-benefit pension plans of $50.2 million, $93.0 million, and $48.0 million in 2010, 2009, and 2008, respectively. We expect the 2011 expense to be approximately $44 million.

The calculation of pension expense and the corresponding liability requires the use of a number of important assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

Pension expense increases as the expected rate of return on pension plan assets decreases. As of December 31, 2010, we estimate that the pension plan assets will generate a long-term rate of return of 7.75%. This rate was developed using historical data, the current value of the underlying assets, as well as long-term inflation assumptions. We regularly review the actual asset allocation and periodically rebalance investments as appropriate. This expected long-term rate of return on plan assets at December 31, 2010 is based on an allocation of U.S. and non-U.S. equities and U.S. fixed-income securities. Decreasing the expected long-term rate of return by 0.5% (from 7.75% to 7.25%) would increase our estimated 2011 pension expense by approximately $5.7 million.

Pension liability and future pension expense increase as the discount rate is reduced. We discounted future pension obligations using a rate of 5.55% and 5.85% at December 31, 2010 and 2009, respectively. The discount rate at December 31, 2010 was determined using current rates earned on high-quality long-term bonds with maturities that correspond with the estimated cash distributions from the pension plans. Decreasing the discount rate by 0.5% (from 5.55% to 5.05%) would increase our projected benefit obligation at December 31, 2010 by approximately $97.7 million and increase estimated 2011 pension expense by approximately $9.1 million.

All of our defined-benefit pension plans are now closed to new entrants.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict what these factors will be in the future.

LONG-LIVED ASSETS

As of December 31, 2010, we had approximately $3.1 billion of property and equipment and related assets, net of accumulated depreciation. In accounting for these long-lived assets, we make estimates about the expected useful lives of the assets, changes in fleet plans, the expected residual values of the assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, management decisions regarding the future use of the assets, a significant change in the long-lived assets condition, and operating cash flow losses associated with the use of the long-lived asset.

In 2008, Horizon announced plans to ultimately exit its CRJ-700 fleet and transition to an all-Q400 fleet. As a result of the decision, we determined that the two owned CRJ-700s were impaired and recorded an impairment charge on the aircraft and their related spare parts of $5.5 million in 2008 to reduce the carrying value of these assets to their estimated fair value.

There is inherent risk in estimating the fair value of our aircraft and related parts and their salvage values at the time of impairment. Actual proceeds upon disposition of the aircraft or related parts could be materially less than expected, resulting in additional loss. Our estimate of salvage value at the time of disposal could also change, requiring us to increase the depreciation expense on the affected aircraft.

PROSPECTIVE ACCOUNTING PRONOUNCEMENTS

In September 2009, the Financial Accounting Standards Board ("FASB") issued ASU 2009-13, *Multiple Deliverable Revenue Arrangements—A Consensus of the FASB Emerging Issues Task Force.* This update provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. This accounting standard is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. This guidance is effective for us on January 1, 2011 and will change our accounting for recognition of revenue associated with frequent flyer credits. Management does not believe that there will be an immediate significant impact of this new standard on the Company's financial position, results of operations, cash flows, or disclosures.

Recently, the Financial Accounting Standards Board (FASB) has issued a number of proposed Accounting Standards Updates (ASUs). Those proposed ASUs are as follows:

- Proposed ASU—*Revenue Recognition*—was issued in June 2010 and continues to evolve. We believe that a new revenue recognition standard could significantly impact the Company's accounting for the Company's Mileage Plan miles earned by passengers who fly on us or our partners, or miles sold to third parties.
- Proposed ASU—*Leases*—was issued in August 2010. This proposed standard overhauls accounting for leases and will apply a "right-of-use" model in accounting for nearly all leases. For lessees, this will result in recognizing an asset representing the lessee's right to use the leased asset for the lease term and a liability to make lease payments. This proposed standard eliminates the operating lease concept from an accounting perspective, thereby eliminating

rent expense from the income statement. This proposed standard, if adopted, will significantly impact the Company's statement of operations, financial position, and disclosures. For example, we estimate the capitalized value of airplane leases to be approximately $1.0 billion using a seven times annual rent factor.

These proposed ASUs are currently in comment period and are subject to change. There are no effective dates assigned to these proposals.

In July 2010, the FASB also issued an initial draft of new financial statement presentation requirements. These new requirements, as currently drafted, would substantially change the way financial statements are presented by disaggregating information in financial statements to explain the components of its financial position and financial performance. These changes will impact the presentation of the financial statements only and are not expected to impact the Company's overall financial position, results of operations, or cash flows.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are:

- Our existing cash and marketable securities balance of $1.2 billion (which represents 32% of trailing 12 months revenue) and our expected cash from operations;
- Aircraft financing—the 18 unencumbered aircraft in our operating fleet that could be financed, if necessary;
- Our combined $200 million bank line-of-credit facilities (currently nothing outstanding);
- Other potential sources such as a "forward sale" of mileage credits to our bank partner.

Because of the recent economic recession, we intentionally increased our cash and marketable securities to current levels (roughly 32% of trailing 12 months revenues). In 2010, we paid off outstanding debt associated with six B737-800 aircraft and a portion of a seventh aircraft loan totaling $169.2 million. Subsequent to the end of 2010, we paid off outstanding balances on two additional aircraft loans totaling $51.8 million. In addition, we repurchased $45.1 million of our common stock in 2010 and have $31.2 million remaining to repurchase under our existing $50 million Board authorization. Finally, we made a voluntary contribution to our defined-benefit pension plans of $100 million in December 2010, bringing our total pension contributions to $145.6 million in 2010. We will continue to focus on preserving a strong liquidity position and evaluate our cash needs as conditions change.

We believe that our current cash and marketable securities balance combined with future cash flows from operations and other sources of liquidity will be sufficient to fund our operations for the foreseeable future.

In our cash and marketable securities portfolio, we invest only in U.S. government securities, certain asset-backed obligations and corporate debt securities. We do not invest in equities or auction-rate securities. As of December 31, 2010, we had a $12.8 million net unrealized gain on our $1.2 billion cash and marketable securities balance.

Our overall investment strategy for our marketable securities portfolio has a primary goal of maintaining and securing its investment principal. Our investment portfolio is managed by reputable financial institutions and is continually reviewed to ensure that the investments are aligned with our strategy.

The table below presents the major indicators of financial condition and liquidity:

(in millions, except per-share and debt-to-capital amounts)	December 31, 2010	December 31, 2009	Change
Cash and marketable securities	**$ 1,208.2**	$ 1,192.1	$ 16.1
Cash and marketable securities as a percentage of trailing twelve months revenue	**32%**	35%	(3) pts
Long-term debt, net of current portion	**1,313.0**	1,699.2	(386.2)
Shareholders' equity	**1,105.4**	872.1	233.3
Long-term debt-to-capital assuming aircraft operating leases are capitalized at seven times annualized rent	**67%:33%**	76%:24%	(9) pts

The following discussion summarizes the primary drivers of the increase in our cash and marketable securities balance and our expectation of future cash requirements.

ANALYSIS OF OUR CASH FLOWS

Cash Provided by Operating Activities

During 2010, net cash provided by operating activities was $553.7 million, compared to $292.5 million during 2009. The $261.2 million increase was primarily driven by higher revenues, growth in the air traffic liability and a decline in paid income taxes compared to the prior year. The increases were partially offset by the payment of 2009 incentive pay in the first quarter of 2010, which was significantly larger than the payment of 2008 incentive pay in 2009.

We typically generate positive cash flows from operations, but historically have consumed substantially all of that cash plus additional debt proceeds for capital expenditures and debt payments. In 2010, however, we had much lower capital expenditures than in the past several years due to fewer aircraft deliveries.

Cash Used in Investing Activities

Our investing activities are primarily made up of capital expenditures and, to a lesser extent, purchases and sales of marketable securities. Cash used in investing activities was $295.2 million during 2010, compared to $657.4 million in 2009. Our capital expenditures were $183.0 million, or $255.4 million lower than in 2009 due to fewer aircraft purchases and advance deposits.

We currently expect capital expenditures for 2011 to be as follows (in millions):

	2011
Aircraft-related	$330
Non-aircraft	55
Total Air Group	$385

The expected increase in capital expenditures from 2010 is due to payments associated with the deliveries of three B737-800 aircraft, eight Q400 aircraft, and the advance deposits related to the new Boeing aircraft order discussed later under "Aircraft Purchase Commitments". We preliminarily expect 2012 capital expenditures to be approximately $370 million.

Cash Provided by Financing Activities

Net cash used by financing activities was $333.2 million during 2010 compared to net cash provided of $246.0 million during 2009. The change is primarily due to proceeds from the sale-leaseback transactions on six B737-800 aircraft and debt proceeds in 2009 compared to no borrowings in 2010, combined with $169.2 million of debt prepayment in 2010. Additionally, we repurchased $45.1 million of our common stock in 2010, compared to $23.8 million repurchased in 2009.

We plan to meet our capital and operating commitments through internally generated funds from operations and cash and marketable securities on hand, along with additional debt financing if necessary.

Bank Line-of-Credit Facility

We terminated our previous $185 million credit facility effective March 30, 2010. That facility was replaced with two new $100 million credit facilities. Both facilities have variable interest rates based on LIBOR plus a specified margin. Borrowings on one of the $100 million facilities, which expires in March 2013, are secured by aircraft. Borrowings on the other $100 million facility, which expires in March 2014, are secured by certain accounts receivable, spare engines, spare parts and ground service equipment. There are no outstanding balances on these facilities at December 31, 2010. We have no immediate plans to borrow using either of these facilities. See Note 4 in the consolidated financial statements for further discussion.

Pre-delivery Payment Facility

We terminated our pre-delivery payment facility in the second quarter of 2010. There were no outstanding borrowings under this facility at the time of termination. See Note 4 in the consolidated financial statements for further discussion.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Aircraft Purchase Commitments

In January 2011, we executed an aircraft purchase agreement with Boeing for 15 new B737 aircraft, two 737-800 aircraft and 13 new B737-900ER aircraft, with deliveries starting late in 2012 and going through 2014. The agreement also includes options for 15 additional B737-900ER aircraft with delivery positions in 2016 and 2017. The firm orders mentioned above were inclusive of the conversion of eleven existing options.

For purposes of the aircraft purchase commitment table below, we are including the recent aircraft transactions and their related obligations. All other obligations are as of December 31, 2010. Overall, we had firm orders to purchase 36 aircraft requiring future aggregate payments of approximately $1,150.9 million, as set forth below. Alaska has options to acquire 42 additional B737s and Horizon has options to acquire 10 Q400s.

The following table summarizes aircraft purchase commitments and payments by year, including the January aircraft order:

	Delivery Period - Firm Orders					
Aircraft	2011	2012	2013	2014	Beyond 2014	Total
Boeing 737-800	3	6	3	1	2	15
Boeing 737-900ER	—	—	6	7	—	13
Bombardier Q400	8	—	—	—	—	8
Total	11	6	9	8	2	36
Payments (millions)*	$331.8	$315.0	$297.7	$167.0	$39.4	$1,150.9

* Includes pre-delivery payments to Boeing and Bombardier as well as final aircraft payments.

We expect to pay for the three B737-800 aircraft deliveries in 2011 with cash on hand and the eight Q400 aircraft with long-term debt financing. We expect to pay for firm orders beyond 2011 and the option aircraft, if exercised, through internally generated cash, long-term debt, or operating lease arrangements.

Contractual Obligations

The following table provides a summary of our principal payments under current and long-term debt obligations, operating lease commitments, aircraft purchase commitments and other obligations as of December 31, 2010. The aircraft purchase commitments in the table below do not reflect the January 2011 aircraft order:

(in millions)	2011	2012	2013	2014	2015	Beyond 2015	Total
Current and long-term debt obligations	$221.2	$216.9	$175.7	$141.9	$128.2	$ 650.3	$1,534.2
Operating lease commitments (1)	214.5	197.4	157.8	140.0	106.7	285.5	1,101.9
Aircraft purchase commitments	238.4	112.5	79.7	59.6	34.6	4.8	529.6
Interest obligations (2)	77.4	69.8	58.0	49.7	42.8	111.1	408.8
Other obligations (3)	51.9	52.2	42.2	54.3	—	—	200.6
Total	$803.4	$648.8	$513.4	$445.5	$312.3	$1,051.7	$3,775.1

(1) Operating lease commitments generally include aircraft operating leases, airport property and hangar leases, office space, and other equipment leases. The aircraft operating leases include lease obligations for 16 leased Q200 aircraft and three CRJ-700 aircraft, all of which are no longer in our operating fleets. We have accrued for these lease commitments based on their discounted future cash flows as we remain obligated under the existing lease contracts on these aircraft.

(2) For variable-rate debt, future obligations are shown above using interest rates in effect as of December 31, 2010.

(3) Includes minimum obligations under our long-term power-by-the-hour maintenance agreements for all B737 engines other than the B737-800.

Pension Obligations

The table above excludes contributions to our various pension plans, which could be approximately $35 million to $50 million per year based on our historical funding practice, although there is no minimum required contribution in 2011. In both 2010 and 2009, we made year-end voluntary supplemental pension contributions of $100 million, bringing the funding total in both years to approximately $300 million. The unfunded liability for our qualified defined-benefit pension plans was $200.3 million at December 31, 2010 compared to $272.9 million at December 31, 2009. This results in a 85.1% funded status on a projected benefit obligation basis compared to 76.9% funded as of December 31, 2009.

Los Angeles International Airport Improvements

In 2009, we announced plans to move from Terminal 3 to Terminal 6 at Los Angeles International Airport (LAX). As part of this move, we have agreed to manage and fund up to $175 million of the project during the design and construction phase. The project is estimated to cost approximately $250 million and is expected to be completed in 2012. We expect Los Angeles World Airports and the Transportation Security Administration to reimburse us for the majority of the construction costs either during the course of, or upon the completion of, construction. We are currently working with the City of Los Angeles and Los Angeles World Airports on a funding agreement and expect to have it finalized in the near future. We anticipate that our proprietary share will be approximately $25 million of the total cost of the project. As of December 31, 2010, we capitalized $34 million associated with this project, which represents total project costs to date.

Credit Card Agreements

We have agreements with a number of credit card companies to process the sale of tickets and other services. Under these agreements, there are material adverse change clauses that, if triggered, could result in the credit card companies holding back a reserve from our credit card receivables. Under one such agreement, we could be required to maintain a reserve if our credit rating is downgraded to or below a rating specified by the agreement. Under another such agreement, we would be obligated to maintain a reserve if our cash balance fell below $350 million. We are not currently required to maintain any reserve under these agreements, but if we were, our financial position and liquidity could be materially harmed.

EFFECT OF INFLATION AND PRICE CHANGES

Inflation and price changes other than for aircraft fuel do not have a significant effect on our operating revenues, operating expenses and operating income and did not have such an effect in the last three fiscal years.

RETURN ON INVESTED CAPITAL

We strive to provide a return to our investors that exceeds the cost of the capital employed in our business. Our target return on invested capital (ROIC) is 10%. We surpassed this goal in 2010, but have not historically reached this threshold on average over our business cycle. Our strategic plan is built on the premise of providing an appropriate return to all capital providers, which we believe is a 10% average return.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We have interest-rate risk on our variable-rate debt obligations and our available-for-sale marketable investment portfolio, and commodity-price risk in jet fuel required to operate our aircraft fleet. We purchase the majority of our jet fuel at prevailing market prices and seek to manage market risk through execution of our hedging strategy and other means. We have market-sensitive instruments in the form of fixed-rate debt instruments, and financial derivative instruments used to hedge our exposure to jet-fuel price increases and interest-rate increases. We do not purchase or hold any derivative financial instruments for trading purposes.

Market Risk – Aircraft Fuel

Currently, our fuel-hedging portfolio consists of crude oil call options and jet fuel refining margin swap contracts. We utilize the contracts in our portfolio as hedges to decrease our exposure to the volatility of jet fuel prices. Call options are designed to effectively cap our cost of the crude oil component of fuel prices, allowing us to limit our exposure to increasing fuel prices. With these call option contracts, we still benefit from the decline in crude oil prices, as there is no downward exposure other than the premiums that we pay to enter into the contracts. We believe there is risk in not hedging against the possibility of fuel price increases. We estimate that a 10% increase or decrease in crude oil prices as of December 31, 2010 would increase or decrease the fair value of our crude oil hedge portfolio by approximately $56.6 million and $47.5 million, respectively.

Our portfolio of fuel hedge contracts was worth $131.3 million at December 31, 2010, for which we have paid $108.6 million of premiums to counterparties, compared to a portfolio value of $117.0 million at December 31, 2009. We do not have any collateral held by counterparties to these agreements as of December 31, 2010.

We continue to believe that our fuel hedge program is an important part of our strategy to reduce our exposure to volatile fuel prices. We expect to continue to enter into these types of contracts prospectively, although significant changes in market conditions could affect our decisions. For more discussion, see Note 3 to our consolidated financial statements.

Financial Market Risk

We have exposure to market risk associated with changes in interest rates related primarily to our debt obligations and short-term investment portfolio. Our debt obligations include variable-rate instruments, which have exposure to changes in interest rates. This exposure is somewhat mitigated through our variable-rate investment portfolio. A hypothetical 10% change in the average interest rates incurred on variable-rate debt during 2010 would correspondingly change our net earnings and cash flows associated with these items by approximately $0.8 million. In order to help mitigate the risk of interest rate fluctuations, we have fixed the interest rates on certain existing variable-rate debt agreements over the past several years. Our variable-rate debt is approximately 20% of our total long-term debt at December 31, 2010 compared to 22% at December 31, 2009.

We also have investments in marketable securities, which are exposed to market risk associated with changes in interest rates. If short-term interest rates were to average 1% more than they did in 2010, interest income would increase by approximately $11.9 million.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

SELECTED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (unaudited)

(in millions, except per share)	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2010	2009	2010	2009	2010	2009	2010	2009
Operating revenues	**$829.9**	$742.4	**$976.4**	$843.9	**$1,067.5**	$967.4	**$958.5**	$846.1
Operating income (loss)	**26.0**	(11.9)	**109.9**	66.7	**216.4**	159.8	**119.3**	52.8
Net income (loss)	**5.3**	(19.2)	**58.6**	29.1	**122.4**	87.6	**64.8**	24.1
Basic earnings (loss) per share*	**0.15**	(0.53)	**1.64**	0.80	**3.41**	2.48	**1.80**	0.68
Diluted earnings (loss) per per share*	**0.15**	(0.53)	**1.60**	0.79	**3.32**	2.46	**1.75**	0.67

* For earnings per share, the sum of the quarters may not equal the total for the full year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Alaska Air Group, Inc.:

We have audited the accompanying consolidated balance sheets of Alaska Air Group, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alaska Air Group, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alaska Air Group, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
February 22, 2011

ALASKA AIR GROUP, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31 (in millions)	2010	2009
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 89.5**	$ 164.2
Marketable securities	**1,118.7**	1,027.9
Total cash and marketable securities	**1,208.2**	1,192.1
Receivables—less allowance for doubtful accounts of $0.9 and $1.5	**120.1**	111.8
Inventories and supplies—net	**45.1**	45.8
Deferred income taxes	**120.5**	120.3
Fuel hedge contracts	**61.4**	66.2
Prepaid expenses and other current assets	**106.7**	98.1
Total Current Assets	**1,662.0**	1,634.3
Property and Equipment		
Aircraft and other flight equipment	**3,807.6**	3,660.1
Other property and equipment	**616.5**	631.3
Deposits for future flight equipment	**202.5**	215.5
	4,626.6	4,506.9
Less accumulated depreciation and amortization	**1,509.5**	1,339.0
Total Property and Equipment—Net	**3,117.1**	3,167.9
Fuel Hedge Contracts	**69.9**	50.8
Other Assets	**167.6**	143.2
Total Assets	**$5,016.6**	$4,996.2

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED BALANCE SHEETS—(continued)

As of December 31 (in millions except share amounts)	2010	2009
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$ 60.2**	$ 63.3
Accrued aircraft rent	**43.1**	54.0
Accrued wages, vacation and payroll taxes	**176.6**	155.4
Other accrued liabilities	**501.2**	474.5
Air traffic liability	**422.4**	366.3
Current portion of long-term debt	**221.2**	156.0
Total Current Liabilities	**1,424.7**	1,269.5
Long-Term Debt, Net of Current Portion	**1,313.0**	1,699.2
Other Liabilities and Credits		
Deferred income taxes	**279.9**	151.1
Deferred revenue	**403.5**	435.1
Obligation for pension and postretirement medical benefits	**367.1**	421.0
Other liabilities	**123.0**	148.2
	1,173.5	1,155.4
Commitments and Contingencies		
Shareholders' Equity		
Preferred stock, $1 par value Authorized: 5,000,000 shares, none issued or outstanding	**—**	—
Common stock, $1 par value Authorized: 100,000,000 shares, Issued: 2010—37,010,140 shares; 2009—35,843,092 shares	**37.0**	35.8
Capital in excess of par value	**815.5**	767.0
Treasury stock (common), at cost: 2010—1,086,172; 2009—252,084 shares	**(46.0)**	(5.7)
Accumulated other comprehensive loss	**(267.2)**	(240.0)
Retained earnings	**566.1**	315.0
	1,105.4	872.1
Total Liabilities and Shareholders' Equity	**$5,016.6**	$4,996.2

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31 (in millions except per share amounts)	2010	2009	2008
Operating Revenues			
Passenger	**$3,472.9**	$3,092.1	$3,355.8
Freight and mail	**106.2**	95.9	103.6
Other—net	**253.2**	211.8	160.9
Change in Mileage Plan terms	**—**	—	42.3
Total Operating Revenues	**3,832.3**	3,399.8	3,662.6
Operating Expenses			
Wages and benefits	**960.9**	988.1	943.7
Variable incentive pay	**92.0**	76.0	21.4
Aircraft fuel, including hedging gains and losses	**900.9**	658.1	1,398.4
Aircraft maintenance	**216.5**	223.1	208.8
Aircraft rent	**138.9**	153.7	163.1
Landing fees and other rentals	**232.8**	223.2	223.7
Contracted services	**163.0**	150.6	166.1
Selling expenses	**153.8**	131.8	147.1
Depreciation and amortization	**230.5**	219.2	204.6
Food and beverage service	**57.5**	50.1	50.9
Other	**200.7**	213.9	222.9
New pilot contract transition costs	**—**	35.8	—
Restructuring charges	**—**	—	12.9
Horizon restructuring and CRJ-700 fleet transition costs	**13.2**	—	—
Fleet transition costs—MD-80	**—**	—	47.5
Fleet transition costs—CRJ-700	**—**	—	13.5
Fleet transition costs—Q200	**—**	8.8	10.2
Total Operating Expenses	**3,360.7**	3,132.4	3,834.8
Operating Income (Loss)	**471.6**	267.4	(172.2)
Nonoperating Income (Expense)			
Interest income	**29.4**	32.6	42.4
Interest expense	**(108.3)**	(104.3)	(104.8)
Interest capitalized	**6.2**	7.6	23.2
Other—net	**7.0**	(0.4)	(1.8)
	(65.7)	(64.5)	(41.0)
Income (loss) before income tax	**405.9**	202.9	(213.2)
Income tax expense (benefit)	**154.8**	81.3	(77.3)
Net Income (Loss)	**$ 251.1**	$ 121.6	$ (135.9)
Basic Earnings (Loss) Per Share:	**$ 7.01**	$ 3.39	$ (3.74)
Diluted Earnings (Loss) Per Share:	**$ 6.83**	$ 3.36	$ (3.74)
Shares used for computation:			
Basic	**35.822**	35.815	36.343
Diluted	**36.786**	36.154	36.343

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

(in millions)	Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Treasury Stock, at Cost	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balances at December 31, 2007	38.051	$42.8	$ 899.1	$(112.5)	$(133.3)	$ 329.3	$1,025.4
2008 net loss						(135.9)	(135.9)
Other comprehensive income (loss):							
Related to marketable securities:							
Change in fair value					(8.7)		
Reclassification to earnings					(0.2)		
Income tax effect					3.3		
					(5.6)		(5.6)
Related to employee benefit plans:							
Pension liability adjustment, net of $113.5 tax effect					(188.9)		(188.9)
Postretirement medical liability adjustment, net of $0.5 tax effect					(0.8)		(0.8)
Officers supplemental retirement plan, net of $0.1 tax effect					0.3		0.3
Total comprehensive loss							(330.9)
Purchase of treasury stock	(2.126)	—	—	(48.9)			(48.9)
Stock-based compensation	—	—	13.4	—			13.4
Treasury stock issued under stock plans	0.001	—	—	—			—
Stock issued for employee stock purchase plan	0.169	0.2	3.0	—			3.2
Stock issued under stock plans	0.180	0.2	(0.5)	—			(0.3)
Balances at December 31, 2008	36.275	$43.2	$ 915.0	$(161.4)	$(328.3)	$ 193.4	$ 661.9
2009 net income						121.6	121.6
Other comprehensive income (loss):							
Related to marketable securities:							
Change in fair value					20.4		
Reclassification to earnings					(2.5)		
Income tax effect					(6.7)		
					11.2		11.2
Related to employee benefit plans:							
Pension liability adjustment, net of $42.3 tax effect					71.9		71.9
Postretirement medical liability adjustment, net of $2.3 tax effect					3.9		3.9
Officers supplemental retirement plan, net of $0.2 tax effect					(0.2)		(0.2)
Related to interest rate derivative instruments:							
Change in fair value					2.4		
Income tax effect					(0.9)		
					1.5		1.5
Total comprehensive income							209.9
Purchase of treasury stock	(1.325)	—	—	(23.8)			(23.8)
Stock-based compensation	—	—	11.9	—			11.9
Treasury stock issued under stock plans	0.069	—	—	1.5			1.5
Delisting of treasury shares	—	(7.9)	(170.1)	178.0			—
Stock issued for employee stock purchase plan	0.185	0.2	2.9	—			3.1
Stock issued under stock plans, including $0.3 million tax benefit	0.387	0.3	7.3	—			7.6
Balances at December 31, 2009	35.591	$35.8	$ 767.0	$ (5.7)	$(240.0)	$ 315.0	$ 872.1

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY—(continued)

(In millions)	Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Treasury Stock, at Cost	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balances at December 31, 2009	*35.591*	$35.8	$767.0	$ (5.7)	$(240.0)	$315.0	$ 872.1
2010 net income						251.1	251.1
Other comprehensive income (loss):							
Related to marketable securities:							
Change in fair value					7.2		
Reclassification to earnings					(8.3)		
Income tax effect					0.4		
					(0.7)		(0.7)
Related to employee benefit plans:							
Pension liability adjustment, net of $8.5 tax effect					(14.2)		(14.2)
Postretirement medical liability adjustment, net of $1.7 tax effect					(2.9)		(2.9)
Officers supplemental retirement plan, net of $1.5 tax effect					(2.4)		(2.4)
Related to interest rate derivative instruments:							
Change in fair value					(11.2)		
Income tax effect					4.2		
					(7.0)		(7.0)
Total comprehensive income							223.9
Purchase of treasury stock	*(1.001)*	—	—	(45.1)			(45.1)
Stock-based compensation	—	—	13.7	—			13.7
Treasury stock issued under stock plans	*0.167*	—	—	4.8			4.8
Stock issued for employee stock purchase plan	*0.016*	—	—	—			—
Stock issued under stock plans, including $5.8 million tax benefit	*1.151*	1.2	34.8	—			36.0
Balances at December 31, 2010	*35.924*	$37.0	$815.5	$(46.0)	$(267.2)	$566.1	$1,105.4

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (in millions)	2010	2009	2008
Cash flows from operating activities:			
Net income (loss)	**$ 251.1**	$ 121.6	$(135.9)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Non-cash impact of pilot contract transition costs	**—**	15.5	—
Restructuring charges	**13.2**	8.8	84.1
Depreciation and amortization	**230.5**	219.2	204.6
Stock-based compensation	**13.7**	11.9	13.4
Changes in fair values of open fuel hedge contracts	**(14.3)**	(88.7)	84.2
Changes in deferred income taxes	**145.3**	84.1	(61.0)
(Increase) decrease in receivables—net	**(8.3)**	4.9	21.3
Increase in prepaid expenses and other current assets	**(9.7)**	(10.3)	(8.6)
Increase (decrease) in air traffic liability	**56.1**	(6.4)	8.2
Increase (decrease) in other current liabilities	**25.1**	8.1	(40.7)
Increase (decrease) in deferred revenue and other-net	**(149.0)**	(76.2)	2.9
Net cash provided by operating activities	**553.7**	292.5	172.5
Cash flows from investing activities:			
Property and equipment additions:			
Aircraft and aircraft purchase deposits	**(138.6)**	(367.2)	(317.1)
Other flight equipment	**(27.2)**	(30.6)	(56.5)
Other property and equipment	**(17.2)**	(40.6)	(39.2)
Total property and equipment additions	**(183.0)**	(438.4)	(412.8)
Proceeds from disposition of assets	**7.2**	6.7	9.6
Purchases of marketable securities	**(1,022.0)**	(942.6)	(766.0)
Sales and maturities of marketable securities	**931.0**	725.0	579.6
Restricted deposits and other	**(28.4)**	(8.1)	8.3
Net cash used in investing activities	**(295.2)**	(657.4)	(581.3)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	**—**	275.0	883.9
Proceeds from sale-leaseback transactions, net	**—**	230.0	—
Long-term debt payments	**(321.0)**	(261.0)	(343.2)
Purchase of treasury stock	**(45.1)**	(23.8)	(48.9)
Proceeds and tax benefit from issuance of common stock	**36.5**	13.0	4.0
Other financing activities	**(3.6)**	12.8	(8.2)
Net cash (used in) provided by financing activities	**(333.2)**	246.0	487.6
Net change in cash and cash equivalents	**(74.7)**	(118.9)	78.8
Cash and cash equivalents at beginning of year	**164.2**	283.1	204.3
Cash and cash equivalents at end of year	**$ 89.5**	$ 164.2	$ 283.1
Supplemental disclosure of cash paid (refunded) during the year for:			
Interest (net of amount capitalized)	**$ 106.0**	$ 94.6	$ 71.0
Income taxes	**0.4**	(8.8)	(0.6)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Alaska Air Group, Inc.
December 31, 2010

NOTE 1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

The consolidated financial statements include the accounts of Alaska Air Group, Inc. (Air Group or the Company) and its subsidiaries, Alaska Airlines, Inc. (Alaska) and Horizon Air Industries, Inc. (Horizon), through which the Company conducts substantially all of its operations. All significant intercompany balances and transactions have been eliminated. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and their preparation requires the use of management's estimates. Actual results may differ from these estimates. Certain reclassifications have been made to confirm the prior year data to the current format.

Nature of Operations

Alaska and Horizon operate as airlines. However, their business plans, competition, and economic risks differ substantially. For more detailed information about the Company's operations, see Item 1. "Our Business" in this Form 10-K.

The Company's operations and financial results are subject to various uncertainties, such as general economic conditions, volatile fuel prices, industry instability, intense competition, a largely unionized work force, the need to finance large capital expenditures and the related availability of capital, government regulation, and potential aircraft incidents.

Approximately 73% of Air Group's employees are covered by collective bargaining agreements, including approximately 10% that are covered under agreements that are currently in negotiations or become amendable prior to December 31, 2011.

The airline industry is characterized by high fixed costs. Small fluctuations in load factors and yield (a measure of ticket prices) can have a significant impact on operating results. The Company has been and continues working to reduce unit costs to better compete with carriers that have lower cost structures.

Substantially all sales occur in the United States. See Note 12 for operating segment information and geographic concentrations.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less. They are carried at cost, which approximates market value. The Company reduces cash balances when checks are disbursed. Due to the time delay in checks clearing the banks, the Company normally maintains a negative balance in its cash disbursement accounts, which is reported as a current liability. The amount of the negative cash balance was $23.3 million and $26.9 million at December 31, 2010 and 2009, respectively, and is included in accounts payable.

Receivables

Receivables consist primarily of airline traffic (including credit card) receivables, amounts from customers, Mileage Plan partners, government tax authorities, and other miscellaneous amounts due to the Company, and are net of an allowance for doubtful accounts. Management determines the allowance for doubtful accounts based on known troubled accounts and historical experience applied to an aging of accounts.

Inventories and Supplies—net

Expendable aircraft parts, materials and supplies are stated at average cost and are included in inventories and supplies—net. An obsolescence allowance for expendable parts is accrued based on estimated lives of the corresponding fleet type and salvage values. Surplus inventories are carried at their net realizable value. The allowance for all non-surplus expendable inventories was $29.0 million and $26.0 million at December 31, 2010 and 2009, respectively. Inventory and supplies—net also includes fuel inventory of $20.2 million and $14.0 million at December 31, 2010 and 2009, respectively. Repairable and rotable aircraft parts inventories are included in flight equipment.

Property, Equipment and Depreciation

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which are as follows:

Aircraft and related flight equipment:	
Boeing 737-400/700/800/900	20 years
Bombardier Q400	15 years
Buildings	25-30 years
Minor building and land improvements	10 years
Capitalized leases and leasehold improvements	Shorter of lease term or estimated useful life
Computer hardware and software	3-5 years
Other furniture and equipment	5-10 years

As a result of the planned early retirement of the CRJ-700 fleet, all remaining flight equipment is depreciated down to their expected salvage values. The estimated useful lives are aligned with the fleet's average expected retirement date.

"Related flight equipment" includes rotable and repairable spare inventories, which are depreciated over the associated fleet life unless otherwise noted.

Maintenance and repairs, other than engine maintenance on B737-400, -700 and -900 engines, are expensed when incurred. Major modifications that extend the life or improve the usefulness of aircraft are capitalized and depreciated over their estimated period of use. Maintenance on B737-400, -700 and -900 engines is covered under power-by-the-hour agreements with third parties, whereby the Company pays a determinable amount, and transfers risk, to a third party. The Company expenses the contract amounts based on engine usage.

The Company evaluates long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the total carrying amount of an asset or asset group may not be recoverable. The Company groups assets for purposes of such reviews at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of other groups of assets and liabilities. An impairment loss is considered when estimated future undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition are less than its carrying amount. If the asset or asset group is not considered recoverable, a write-down equal to the excess of the carrying amount over the fair value will be recorded. The Company determined that its two owned CRJ-700 aircraft and the fleet's related spare parts were impaired during 2008. See Note 7 for further discussion of this impairment and other fleet transition costs.

Internally Used Software Costs

The Company capitalizes costs to develop internal-use software that are incurred in the application development stage. Amortization commences when the software is ready for its intended use and the amortization period is the estimated useful life of the software, generally three to five years. Capitalized costs primarily include contract labor and payroll costs of the individuals dedicated to the development of internal-use software. The Company capitalized software development costs of $0.7 million in both 2010 and 2009, and $1.0 million in 2008.

Workers Compensation and Employee Health-Care Accruals

The Company uses a combination of self-insurance and insurance programs to provide for workers compensation claims and employee health care benefits. Liabilities associated with the risks that are retained by the Company are not discounted and are estimated, in part, by considering historical claims experience, severity factors and other actuarial assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends. The accrual is part of other current and long-term liabilities, and was $42.4 million and $41.9 million as of December 31, 2010 and December 31, 2009, respectively.

Deferred Revenue

Deferred revenue results primarily from the sale of Mileage Plan miles to third-parties. This revenue is recognized when award transportation is provided or over the term of the applicable agreement.

Operating Leases

The Company leases aircraft, airport and terminal facilities, office space, and other equipment under operating leases. Some of these lease agreements contain rent escalation clauses or rent holidays. For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases in the consolidated statements of operations.

Leased Aircraft Return Costs

Cash payments associated with returning leased aircraft are accrued when it is probable that a cash payment will be made and that amount is reasonably estimable. Any accrual is based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement, although the actual amount due to any lessor upon return will not be known with certainty until lease termination.

As leased aircraft are returned, any payments are charged against the established accrual. The accrual is part of other current and long-term liabilities, and was $2.9 million and $9.2 million as of December 31, 2010 and December 31, 2009, respectively.

Revenue Recognition

Passenger revenue is recognized when the passenger travels. Tickets sold but not yet used are reported as air traffic liability until travel or date of expiration. Commissions to travel agents and related fees are expensed when the related revenue is recognized. Passenger traffic commissions and related fees not yet recognized are included as a prepaid expense. Due to complex pricing structures, refund and exchange policies, and interline agreements with other airlines, certain amounts are recognized as revenue using estimates regarding both the timing of the revenue recognition and the amount of revenue to be recognized. These estimates are generally based on the Company's historical data.

Passenger revenue also includes certain "ancillary" or non-ticket revenue such as reservations fees, ticket change fees, and baggage service charges. These fees are recognized as revenue when the related services are provided.

Freight and mail revenues are recognized when service is provided.

Other—net revenues are primarily related to the Mileage Plan and they are recognized as described in the "Mileage Plan" paragraph below. Other—net also includes certain ancillary revenues such as on-board food and beverage sales, and to a much lesser extent commissions from car and hotel vendors, and from the sales of travel insurance. These items are recognized as revenue when the services are provided. Boardroom (airport lounges) memberships are recognized as revenue over the membership period.

Mileage Plan

Alaska operates a frequent flyer program ("Mileage Plan") that provides travel awards to members based on accumulated mileage. For miles earned by flying on Alaska or Horizon and through airline partners, the estimated cost of providing free travel awards is recognized as a selling expense and accrued as a liability as miles are earned and accumulated.

Alaska also sells miles to non-airline partners such as hotels, car rental agencies, and a major bank that offers Alaska Airlines affinity credit cards. The Company defers the portion of the sales proceeds that represents the estimated fair value of the award transportation and recognizes that amount as revenue when the award transportation is provided. The deferred proceeds are recognized as passenger revenue for awards redeemed and flown on Alaska or Horizon, and as other-net revenue for awards redeemed and flown on other airlines (less the cost paid to the other airline). The portion of the sales proceeds not deferred is recognized as commission income in the period that the mileage credits are sold and included in other revenue—net in the consolidated statements of operations.

Alaska's Mileage Plan deferred revenue and liabilities are included under the following consolidated balance sheet captions at December 31 (in millions):

	2010	2009
Current Liabilities:		
Other accrued liabilities	**$278.0**	$267.9
Other Liabilities and Credits:		
Deferred revenue	**382.1**	410.6
Other liabilities	**13.8**	13.2
Total	**$673.9**	$691.7

The amounts recorded in other accrued liabilities relate primarily to deferred revenue expected to be realized within one year, including $43.0 million and $41.6 million at December 31, 2010 and 2009, respectively, associated with Mileage Plan awards issued but not yet flown.

Alaska's Mileage Plan revenue is included under the following consolidated statements of operations captions for the years ended December 31 (in millions):

	2010	2009	2008
Passenger revenues ..	**$189.5**	$182.1	$144.2
Other-net revenues ...	**183.3**	151.5	101.5
Change in Mileage Plan terms	**—**	—	42.3
Total Mileage Plan revenues ..	**$372.8**	$333.6	$288.0

During 2008, the Company changed the terms of its Mileage Plan program regarding the expiration of award miles, whereby Mileage Plan accounts with no activity for two years are now deleted. As a result of the deletion of a number of accounts, the Company reduced its liability for future travel awards by $42.3 million, which was recorded in the consolidated statements of operations as "Change in Mileage Plan terms." Other—net revenues includes commission revenue of $123.7 million, $96.8 million and $57.0 million in 2010, 2009 and 2008.

Aircraft Fuel

Aircraft fuel includes raw jet fuel and associated "into-plane" costs, fuel taxes, oil, and all of the gains and losses associated with fuel hedge contracts.

Contracted Services

Contracted services includes expenses for ground handling, security, navigation fees, temporary employees, data processing fees, and other similar services.

Selling Expenses

Selling expenses include credit card fees, global distribution systems charges, the estimated cost of Mileage Plan free travel awards earned through air travel, advertising, promotional costs, commissions, and incentives. Advertising production costs are expensed the first time the advertising takes place. Advertising expense was $16.0 million, $16.8 million, and $14.0 million during the years ended December 31, 2010, 2009, and 2008, respectively.

Capitalized Interest

Interest is capitalized on flight equipment purchase deposits as a cost of the related asset, and is depreciated over the estimated useful life of the asset. The capitalized interest is based on the Company's weighted-average borrowing rate.

Derivative Financial Instruments

The Company accounts for financial derivative instruments as prescribed under the accounting standards for derivatives and hedging activity. See Note 2 and Note 3 for further discussion.

Income Taxes

The Company uses the asset and liability approach for accounting and reporting income taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance would be established, if necessary, for the amount of any tax benefits that, based on available evidence, are not expected to be realized. The Company accounts for unrecognized tax benefits in accordance with the accounting standards. See Note 11 for further discussion.

Taxes Collected from Passengers

Taxes collected from passengers, including sales taxes, airport and security fees and other fees, are recorded on a net basis within passenger revenue in the consolidated statements of operations.

Stock-Based Compensation

Accounting standards require companies to recognize as expense the fair value of stock options and other equity-based compensation issued to employees as of the grant date. These standards apply to all stock awards that the Company grants to employees as well as the Company's Employee Stock Purchase Plan (ESPP), which features a look-back provision and allows employees to purchase stock at a 15% discount. All stock-based compensation expense is recorded in wages and benefits in the consolidated statements of operations.

Accounting Pronouncements Adopted in 2009

Effective July 2, 2009, the Accounting Standards Codification (ASC) of the Financial Accounting Standards Board (FASB) became the single official source of authoritative, nongovernmental GAAP in the United States. Although the Company's accounting policies were not affected by the conversion to ASC, references to specific accounting standards in these notes to the consolidated financial statements have been changed to eliminate references to previous standards.

In March 2008, the FASB issued new standards regarding disclosures about derivatives instruments and hedging. These new standards require entities that use derivative instruments to provide certain qualitative disclosures about their objectives and strategies for using such instruments, amounts and location of the derivatives in the financial statements, among other disclosures. This standard was adopted as of January 1, 2009. The required disclosures are included in Note 3 and Note 12. The adoption of this standard did not have a material impact on the disclosures historically provided.

In April 2009, the FASB issued a new standard that clarifies the determination of fair value for assets and liabilities that may be involved in transactions that would not be considered orderly as defined in the position statement. In April 2009, the FASB also issued new accounting standards that provide additional guidance in determining whether a debt security is other-than-temporarily impaired and how entities should record the impairment in the financial statements. The standard requires credit losses, as defined, to be recorded through the statement of operations and the remaining impairment loss to be recorded through accumulated other comprehensive income. Both of these standards were effective for the Company as of June 30, 2009. See Note 5 and Note 12 for a discussion of the impact of these new positions to the Company's financial statements.

In April 2009, the FASB issued new accounting standards that require companies to provide, on an interim basis, disclosures that were previously only required in annual statements for the fair value of financial instruments. This new standard was effective for the Company as of June 30, 2009. The required disclosures impacted the Company's Form 10Q filings for the second and third quarters in 2009. The new standards did not have an impact on annual financial statements.

In December 2008, the FASB issued new accounting standards regarding disclosure about pension and other postretirement benefits which, among other things, expands the disclosure regarding assets in an employer's pension and postretirement benefit plans. The standard requires the Company to add the fair value hierarchy disclosures required by the accounting standards as it relates to the investments of the pension and postretirement benefit plans. This statement is effective for annual financial statements for fiscal years ending after December 15, 2009. See Note 6 for the disclosures required by this standard. This position had no impact on the Company's financial position or results of operations.

Fourth Quarter Adjustments

There were no significant adjustments in the fourth quarters of 2010, 2009 and 2008.

NOTE 2. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements

Accounting standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standards also establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Cash, Cash Equivalents and Marketable Securities

The Company uses the "market approach" in determining the fair value of its cash, cash equivalents and marketable securities. The securities held by the Company are valued based on observable prices in active markets.

Amounts measured at fair value as of December 31, 2010 are as follows (in millions):

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	**$ 89.5**	$ —	$—	$ 89.5
Marketable securities	**254.8**	863.9	—	1,118.7
Total	**$344.3**	$863.9	$—	$1,208.2

Form 10-K

Amounts measured at fair value as of December 31, 2009 are as follows (in millions):

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$164.2	$ —	$—	$ 164.2
Marketable securities	108.9	919.0	—	1,027.9
Total	$273.1	$919.0	$—	$1,192.1

All of the Company's marketable securities are classified as available-for-sale. The securities are carried at fair value, with the unrealized gains and losses reported in shareholders' equity under the caption "accumulated other comprehensive loss" (AOCL). Realized gains and losses are included in other nonoperating income (expense) in the consolidated statements of operations.

The cost of securities sold is based on the specific identification method. Interest and dividends on marketable securities are included in interest income in the consolidated statements of operations.

The Company's overall investment strategy has a primary goal of maintaining and securing its investment principal. The Company's investment portfolio is managed by well-known financial institutions and continually reviewed to ensure that the investments are aligned with the Company's documented strategy.

Marketable securities consisted of the following at December 31 (in millions):

	2010	2009
Amortized Cost:		
U.S. government securities	$ 514.8	$ 376.7
Asset-backed obligations	176.8	215.4
Other corporate obligations	414.2	421.8
	$1,105.8	$1,013.9
Fair value:		
U.S. government securities	$ 518.5	$ 381.2
Asset-backed obligations	176.7	214.7
Other corporate obligations	423.5	432.0
	$1,118.7	$1,027.9

Activity for marketable securities for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Proceeds from sales and maturities	$931.0	$725.0	$579.6
Gross realized gains	10.4	7.0	7.2
Gross realized losses	2.3	2.3	3.8

Of the marketable securities on hand at December 31, 2010, 23% mature in 2011, 29% in 2012, and 48% thereafter.

Some of the Company's asset-backed securities held at December 31, 2010 had credit losses, as defined in the accounting standards. Based on a future cash flow analysis, the Company determined that it does not expect to recover the full amortized cost basis of certain asset-backed obligations. This analysis estimated the expected future cash flows by using a discount rate equal to the effective interest rate implicit in the securities at the date of acquisition. The inputs used to estimate future cash flows included the default, foreclosure, and bankruptcy rates on the underlying mortgages and expected home pricing trends. The Company also looked at the average credit scores of the individual mortgage holders and the average loan-to-value percentage. These credit losses of $2.2 million were recorded in 2009 in other nonoperating expenses.

Management does not believe the securities associated with the remaining $3.4 million unrealized loss recorded in AOCL are "other-than-temporarily" impaired, as defined in the accounting standards, based on the current facts and circumstances. Management currently does not intend to sell these securities prior to their recovery nor does it believe that it will be more-likely-than-not that the Company would need to sell these securities for liquidity or other reasons.

During 2008, the Company determined that certain corporate debt securities were other-than-temporarily impaired. As such, the Company recorded a $3.5 million loss in other—net nonoperating expense in 2008 representing the difference between the estimated fair market value and the amortized cost of the securities.

Gross unrealized gains and losses at December 31, 2010 are presented in the table below (in millions):

	Unrealized Gains	Unrealized Losses					Net Unrealized Gains/(Losses) in AOCL	Fair Value of Securities with Unrealized Losses
		Less than 12 months	Greater than 12 months	Total Unrealized Losses	Less: Credit Loss Recorded in Earnings	Net Unrealized Losses in AOCL		
U.S. Government Securities	$ 5.1	$(1.3)	$ —	$(1.3)	$ —	$(1.3)	$ 3.8	$163.7
Asset-backed obligations	1.3	(0.5)	(3.2)	(3.7)	(2.2)	(1.5)	(0.2)	77.7
Other corporate obligations	9.8	(0.6)	—	(0.6)	—	(0.6)	9.2	62.4
Total	$16.2	$(2.4)	$(3.2)	$(5.6)	$(2.2)	$(3.4)	$12.8	$303.8

Gross unrealized gains and losses at December 31, 2009 are presented in the table below (in millions):

	Unrealized Gains	Unrealized Losses					Net Unrealized Gains/(Losses) in AOCL	Fair Value of Securities with Unrealized Losses
		Less than 12 months	Greater than 12 months	Total Unrealized Losses	Less: Credit Loss Recorded in Earnings	Net Unrealized Losses in AOCL		
U.S. Government Securities	$ 4.7	$(0.2)	$ —	$(0.2)	$ —	$(0.2)	$ 4.5	$ 76.8
Asset-backed obligations	2.4	(0.2)	(5.1)	(5.3)	(2.2)	(3.1)	(0.7)	61.2
Other corporate obligations	10.4	(0.2)	—	(0.2)	—	(0.2)	10.2	37.7
Total	$17.5	$(0.6)	$(5.1)	$(5.7)	$(2.2)	$(3.5)	$14.0	$175.7

Fair Value of Financial Instruments

The majority of the Company's financial instruments are carried at fair value. Those include cash, cash equivalents and marketable securities (Note 2), restricted deposits (Note 9), fuel hedge contracts (Note 3), and interest rate swap agreements (Note 3). The Company's long-term fixed-rate debt is not carried at fair value.

The estimated fair value of the Company's long-term debt was as follows (in millions):

	Carrying Amount	Fair Value
Long-term debt at December 31, 2010	**$1,534.2**	**$1,531.0**
Long-term debt at December 31, 2009	$1,855.2	$1,821.3

The fair value of cash equivalents approximates carrying values due to the short maturity of these instruments. The fair value of marketable securities is based on market prices. The fair value of fuel hedge contracts is based on commodity exchange prices. The fair value of restricted deposits approximates the carrying amount. The fair value of interest rate swap agreements is based on quoted market swap rates. The fair value of long-term debt is based on a discounted cash flow analysis using the Company's current borrowing rate.

Concentrations of Credit

The Company continually monitors its positions with, and the credit quality of, the financial institutions that are counterparties to its fuel-hedging contracts and interest rate swap agreements and does not anticipate nonperformance by the counterparties.

The Company could realize a loss in the event of nonperformance by any single counterparty to these contracts. However, the Company enters into transactions only with large, well-known financial institution counterparties that have strong credit ratings. In addition, the Company limits the amount of investment credit exposure with any one institution.

The Company's trade receivables do not represent a significant concentration of credit risk at December 31, 2010 due to the frequency that settlement takes place and the dispersion across many industry and government segments.

NOTE 3. DERIVATIVE INSTRUMENTS

Fuel Hedge Contracts

The Company's operations are inherently dependent upon the price and availability of aircraft fuel. To manage economic risks associated with fluctuations in aircraft fuel prices, the Company periodically enters into call options for crude oil and swap agreements for jet fuel refining margins, among other initiatives. The Company records these instruments on the balance sheet at their fair value. Changes in the fair value of these fuel hedge contracts are recorded each period in aircraft fuel expense.

The following table summarizes the components of aircraft fuel expense for the years ended December 31, 2010, 2009 and 2008 (in millions):

	2010	2009	2008
Raw or "into-plane" fuel cost	**$898.9**	$686.2	$1,328.8
(Gains) or losses in value and settlements of fuel hedge contracts	**2.0**	(28.1)	69.6
Aircraft fuel expense	**$900.9**	$658.1	$1,398.4

The cash received, net of premiums expensed, in 2010 and 2008 was $3.3 million and $122.7 million, respectively. The premiums expensed, net of any cash received, for hedges that settled during 2009 totaled $60.7 million. The Company also realized losses of $50 million on fuel hedge contracts terminated in the fourth quarter of 2008 that had scheduled settlement dates in 2009 and 2010. These amounts represent the difference between the cash paid or received at settlement and the amount of premiums paid for the contracts at origination.

The Company uses the "market approach" in determining the fair value of its hedge portfolio. The Company's fuel hedging contracts consist of over-the-counter contracts, which are not traded on an exchange. The fair value of these contracts is determined based on observable inputs that are readily available in active markets or can be derived from information available in active, quoted markets. Therefore, the Company has categorized these contracts as Level 2 in the fair value hierarchy described in Note 2.

Outstanding fuel hedge positions as of December 31, 2010 are as follows:

	Approximate % of Expected Fuel Requirements	Gallons Hedged (in millions)	Approximate Crude Oil Price per Barrel	Approximate Premium Price per Barrel
First Quarter 2011	50%	47.0	$87	$11
Second Quarter 2011	50%	49.4	$86	$10
Third Quarter 2011	50%	51.9	$86	$11
Fourth Quarter 2011	50%	48.6	$86	$11
Full Year 2011	**50%**	**196.9**	**$86**	**$11**
First Quarter 2012	41%	40.1	$86	$12
Second Quarter 2012	34%	34.8	$88	$13
Third Quarter 2012	30%	32.0	$90	$13
Fourth Quarter 2012	26%	26.2	$88	$13
Full Year 2012	**33%**	**133.1**	**$88**	**$13**
First Quarter 2013	21%	21.0	$88	$13
Second Quarter 2013	16%	16.6	$86	$14
Third Quarter 2013	11%	11.7	$89	$15
Fourth Quarter 2013	5%	5.4	$92	$14
Full Year 2013	**13%**	**54.7**	**$88**	**$14**

As of December 31, 2010 and 2009, the net fair values of the Company's fuel hedge positions were as follows (in millions):

	December 31, 2010	December 31, 2009
Crude oil call options or "caps"	**$129.3**	$115.9
Refining margin swap contracts	**2.0**	1.1
Total	**$131.3**	$117.0

The balance sheet amounts include capitalized premiums paid to enter into the contracts of $108.6 million and $88.9 million at December 31, 2010 and 2009, respectively.

Interest Rate Swap Agreements

The Company has interest rate swap agreements with a third party designed to hedge the volatility of the underlying variable interest rate in the Company's aircraft lease agreements for six B737-800 aircraft. The agreements stipulate that the Company pay a fixed interest rate over the term of the contract and receive a floating interest rate. All significant terms of the swap agreement match the terms of the lease agreements, including interest-rate index, rate reset dates, termination dates and underlying notional values. The agreements expire from September 2020 through March 2021 to coincide with the lease termination dates.

The Company has formally designated these swap agreements as hedging instruments and records the effective portion of the hedge as an adjustment to aircraft rent in the consolidated statement of operations in the period of contract settlement. The effective portion of the changes in fair value for instruments that settle in the future is recorded in AOCL in the condensed consolidated balance sheets.

At December 31, 2010 and 2009, the Company had a liability of $8.8 million and an asset of $2.4 million, respectively, associated with these contracts, with the corresponding unrealized loss or gain in accumulated other comprehensive loss. The Company expects that $6 million will be reclassified into earnings within the next twelve months. The fair value of these contracts is determined based on the difference between the fixed interest rate in the agreements and the observable LIBOR-based interest forward rates at period end, multiplied by the total notional value. As such, the Company places these contracts in Level 2 of the fair value hierarchy.

NOTE 4. LONG-TERM DEBT

At December 31, 2010 and 2009, long-term debt obligations were as follows (in millions):

	2010	2009
Fixed-rate notes payable due through 2024* . . .	**$ 1,233.6**	$ 1,440.2
Variable-rate notes payable due through 2024* . . .	**300.6**	415.0
Long-term debt	**1,534.2**	1,855.2
Less current portion	**(221.2)**	(156.0)
	$1,313.0	$1,699.2

* The weighted-average fixed-interest rate was 6.0% as of December 31, 2010 and 2009. The weighted-average variable-interest rate was 1.8% and 2.5% as of December 31, 2010 and 2009, respectively.

At December 31, 2010, all of the Company's borrowings were secured by flight equipment.

During 2010, the Company had no new debt borrowings and made scheduled debt payments of $151.8 million. The Company also prepaid the full debt balance on six outstanding aircraft debt agreements and a partial payment on a seventh totaling $169.2 million. Subsequent to December 31, 2010, the Company prepaid the full balance on two additional aircraft debt agreements totaling $51.8 million. This amount is included in the current portion of long-term debt in the consolidated balance sheet.

At December 31, 2010, long-term debt principal payments for the next five years are as follows (in millions):

	Total
2011	$ 221.2
2012	216.9
2013	175.7
2014	141.9
2015	128.2
Thereafter	650.3
Total principal payments	$1,534.2

Bank Line of Credit

The Company has two $100 million credit facilities. Both facilities have variable interest rates based on LIBOR plus a specified margin. Borrowings on one of the $100 million facilities, which expires in March 2013, are secured by aircraft. Borrowings on the other $100 million facility, which expires in March 2014, are secured by certain accounts receivable, spare engines, spare parts and ground service equipment. The Company has no immediate plans to borrow using either of these facilities. These facilities have a requirement to maintain a minimum unrestricted cash and marketable securities balance of $500 million. The Company is in compliance with this covenant at December 31, 2010.

The Company had a $185 million credit facility with a syndicate of financial institutions that expired on March 31, 2010.

Pre-delivery Payment Facility

Effective March 31, 2010, the Company terminated its variable-rate pre-delivery payment facility that had been used to provide a portion of the pre-delivery funding requirements for the purchase of new Boeing 737-800 aircraft. There were no borrowings on this facility at December 31, 2009, or the date of termination.

NOTE 5. COMMITMENTS

Lease Commitments

At December 31, 2010, the Company had lease contracts for 77 aircraft, which have remaining noncancelable lease terms of less than one year to over ten years. Of these aircraft, 19 are non-operating (i.e. not in our fleet) and subleased to third party carriers. The majority of airport and terminal facilities are also leased. Total rent expense was $294.5 million, $303.1 million, and $313.5 million, in 2010, 2009, and 2008, respectively.

Future minimum lease payments with noncancelable terms in excess of one year as of December 31, 2010 are shown below (in millions):

	Operating Leases	
	Aircraft	Facilities
2011	153.2	61.3
2012	143.3	54.1
2013	131.3	26.5
2014	117.1	22.9
2015	93.9	12.8
Thereafter	185.9	99.6
Total lease payments	$824.7	$277.2

Aircraft Commitments

In 2005, Alaska entered into an aircraft purchase agreement to acquire B737-800 aircraft with deliveries beginning in January 2006 and continuing through April 2011. As of December 31, 2010, Alaska was committed to purchasing 13 B737-800 aircraft, three of which will be delivered in 2011. Subsequent to December 31, 2010, the Company entered into an agreement with Boeing for 15 B737 aircraft, two B737-800 aircraft and 13 B737-900ER aircraft, with deliveries in late 2012 through 2014. Giving consideration to this agreement, Alaska is committed to purchasing 28 B737 aircraft and has options to purchase an additional 42 B737 aircraft.

Horizon entered into an aircraft purchase agreement in 2007 for 15 Q400 aircraft. As of December 31, 2010, Horizon was committed to purchasing eight Q400 aircraft, all of which will be delivered in 2011. Horizon has options to purchase an additional ten Q400 aircraft.

At December 31, 2010, the Company had firm aircraft purchase commitments requiring future aggregate payments of approximately $530 million. Giving consideration to the aircraft order in January 2011, the Company has firm commitments for 36 aircraft requiring aggregate payments of $1.2 billion.

The Company expects to pay for the 2011 B737-800 deliveries with cash on hand and expects to debt finance the Q400 aircraft deliveries. The Company expects to pay for firm orders beyond 2011 and the option aircraft, if exercised, through internally generated cash, long-term debt, or operating lease arrangements.

NOTE 6. EMPLOYEE BENEFIT PLANS

Four defined-benefit and five defined-contribution retirement plans cover various employee groups of Alaska and Horizon. The defined-benefit plans provide benefits based on an employee's term of service and average compensation for a specified period of time before retirement. The qualified defined-benefit pension plans are closed to new entrants.

Alaska also maintains an unfunded, noncontributory defined-benefit plan for certain elected officers and an unfunded, non-contributory defined-contribution plan for other elected officers.

Accounting standards require recognition of the overfunded or underfunded status of an entity's defined-benefit pension and other postretirement plan as an asset or liability in the financial statements and requires recognition of the funded status in other comprehensive income.

Qualified Defined-Benefit Pension Plans

The Company's pension plans are funded as required by the Employee Retirement Income Security Act of 1974 (ERISA).

The defined-benefit plan assets consist primarily of marketable equity and fixed-income securities. The Company uses a December 31 measurement date for these plans.

Weighted average assumptions used to determine benefit obligations as of December 31:

Discount rates of 5.55% and 5.85% were used as of December 31, 2010 and 2009, respectively. For 2010, the rate of compensation increase used varied from 2.99% to 4.35%, depending on the related workgroup. For 2009, the rate of compensation increases was 3.21% to 4.53%.

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

Discount rates of 5.85%, 6.20%, and 6.00% were used for the years ended December 31, 2010, 2009, and 2008, respectively. For all three years, the expected return on plan assets used was 7.75%, and the rate of compensation increase used varied from 3.21% to 4.53%, depending on the plan and the related workgroup.

In determining the discount rate used, the Company's policy is to use the rates at the end of the year on high-quality long-term bonds with maturities that closely match the expected timing of future cash distributions from the plan. In determining the expected return on plan assets, the Company assesses the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

Plan assets are invested in common commingled trust funds invested in equity and fixed income securities. The asset allocation of the funds in the qualified defined-benefit plans, by asset category, is as follows as of the end of 2010 and 2009:

	2010	2009
Asset category:		
Money market fund	2 %	10%
Domestic equity securities	51%	45%
Non-U.S. equity securities	18%	18%
Fixed income securities	29%	27%
Plan assets	100%	100%

The Company's investment policy focuses on achieving maximum returns at a reasonable risk for pension assets over a full market cycle. The Company uses a fund manager and invests in various asset classes to diversify risk. Target allocations for the primary asset classes are approximately:

Domestic equities:	50%
Non-U.S. equities:	20%
Fixed income:	30%

Pension assets are rebalanced periodically to maintain these target asset allocations. An individual equity investment will not exceed 10% of the entire equity portfolio. Fixed-income securities carry a minimum "A" rating by Moody's and/or Standard and Poor's and the average life of the bond portfolio may not exceed ten years. The Company does not currently intend to invest plan assets in the Company's common stock.

The Company made a $100 million contribution to the plan in December 2009. The majority of that contribution was invested in a money market account at year-end and was distributed to the other investment categories throughout 2010 in accordance with the target asset allocations. The Company also made a $100 million contribution to the plan in December 2010, the majority of which was distributed immediately to investments in accordance with the target asset allocations.

As of December 31, 2010, other than the money market fund, all assets were invested in common commingled trust funds. The Company uses the net asset values of these funds to determine fair value as allowed using the practical expediency method outlined in the accounting standards. The fund categories included in plan assets as of December 31, 2010 and 2009, their amounts, and their fair value hierarchy level are as follows (dollars in millions):

	2010	2009	Level
Fund type:			
Money market fund	$ 27.7	$ 90.6	1
U.S. equity market fund	561.9	408.0	2
Non-U.S. equity fund	210.0	164.4	2
U.S. debt index fund	135.0	147.6	2
Government/credit bond index fund	208.1	96.3	2
Plan assets	$1,142.7	$906.9	

Nonqualified Defined-Benefit Pension Plan

Alaska also maintains an unfunded, noncontributory defined-benefit plan for certain elected officers. This plan uses a December 31 measurement date.

Weighted average assumptions used to determine benefit obligations as of December 31:

Discount rates of 5.55% and 5.85% were used as of December 31, 2010 and 2009 respectively. The rate of compensation increase used was 5.00% as of December 31, 2010 and 2009.

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

Discount rates of 5.85%, 6.20%, and 6.00% were used for the years ended December 31, 2010, 2009, and 2008, respectively. The rate of compensation increase used was 5.00% for all three years presented.

Combined Disclosures for Defined-Benefit Pension Plans

The following table sets forth the status of the plans for 2010 and 2009 (in millions):

	Qualified		Nonqualified	
	2010	2009	2010	2009
Projected benefit obligation (PBO)				
Beginning of year	**$ 1,179.8**	$ 1,094.9	**$ 37.3**	$ 36.0
Service cost	**32.3**	44.2	**0.8**	0.7
Interest cost	**67.7**	66.9	**2.1**	2.2
Plan amendments	**—**	(29.6)	**—**	—
Actuarial loss	**101.0**	47.3	**4.1**	0.6
Transfer to pilot long-term disability plan	**—**	(3.0)	**—**	—
Benefits paid	**(37.8)**	(40.9)	**(3.2)**	(2.2)
End of year	**$1,343.0**	$1,179.8	**$41.1**	$37.3
Plan assets at fair value				
Beginning of year	**$ 906.9**	$ 650.0	**$ —**	$ —
Actual return on plan assets	**128.0**	150.0	**—**	—
Employer contributions	**145.6**	147.8	**3.2**	2.2
Benefits paid	**(37.8)**	(40.9)	**(3.2)**	(2.2)
End of year	**$1,142.7**	$906.9	**$ —**	$ —
Funded status (unfunded)	**$(200.3)**	$(272.9)	**$(41.1)**	$(37.3)
Percent funded	**85.1%**	76.9%	**—**	—

Of the total $1.3 billion PBO for the qualified plans, approximately 57% represents the obligation of the plan covering Alaska's pilots. The accumulated benefit obligation for the combined qualified defined-benefit pension plans was $1,232.1 million and $1,102.5 million at December 31, 2010 and 2009, respectively. The accumulated benefit obligation for the nonqualified defined-benefit plan was $40.4 million and $36.9 million at December 31, 2010 and 2009, respectively.

The plan amendment and the transfer to the pilot long-term disability plan in 2009 were the result of plan changes in the new pilot collective bargaining agreement ratified during the year. See further discussion under "Pilot Long-term Disability Benefits" below.

As of December 31, 2010 and 2009, the amounts recognized in the consolidated balance sheets were as follows (in millions):

	2010		2009	
	Qualified	Nonqualified	Qualified	Nonqualified
Accrued benefit liability-current	$ —	$ 2.3	$ —	$ 2.5
Accrued benefit liability-long term	200.3	38.8	272.9	34.8
Total liability recognized	$200.3	$41.1	$272.9	$37.3

AMOUNTS NOT YET REFLECTED IN NET PERIODIC BENEFIT COST AND INCLUDED IN ACCUMULATED OTHER COMPREHENSIVE INCOME OR LOSS (AOCI):

	2010		2009	
	Qualified	Nonqualified	Qualified	Nonqualified
Prior service cost (credit)	$ (16.7)	$0.1	$ (17.5)	$0.1
Net loss	417.0	8.7	395.0	4.8
Amount recognized in AOCI (pretax)	$400.3	$8.8	$377.5	$4.9

The expected amortization of prior service credit and net loss from AOCI in 2011 is $1.0 million and $24.3 million, respectively, for the qualified defined-benefit pension plans. For the nonqualified defined-benefit pension plans, the expected combined amortization of prior service cost and net loss from AOCI in 2011 is $0.5 million.

Net pension expense for the defined-benefit plans included the following components for 2010, 2009, and 2008 (in millions):

	Qualified			Nonqualified		
	2010	2009	2008	2010	2009	2008
Service cost	$ 32.3	$ 44.2	$ 46.6	$0.8	$0.7	$0.9
Interest cost	67.7	66.9	62.7	2.1	2.2	2.1
Expected return on assets	(70.9)	(51.3)	(71.8)	—	—	—
Amortization of prior service cost	(0.9)	4.3	4.4	0.1	0.1	0.1
Curtailment loss	—	—	0.5	—	—	—
Recognized actuarial loss	22.0	28.9	5.6	0.1	0.1	0.2
Net pension expense	$ 50.2	$ 93.0	$ 48.0	$3.1	$3.1	$3.3

Historically, the Company's practice has been to contribute to the qualified defined-benefit pension plans in an amount equal to the greater of 1) the minimum required by law, 2) the Pension Protection Act (PPA) target liability, or 3) the service cost as actuarially calculated. There are no current funding requirements for the Company's plans in 2011. However, the

Company anticipates that it will continue with its historical funding practice, which would result in funding of approximately $35 million. The Company expects to contribute approximately $2.2 million to the nonqualified defined-benefit pension plans during 2011.

Future benefits expected to be paid over the next ten years under the defined-benefit pension plans from the assets of those plans as of December 31, 2010 are as follows (in millions):

	Qualified	Nonqualified
2011	$46.4	$ 2.3
2012	50.7	2.4
2013	59.6	2.4
2014	65.7	2.6
2015	74.7	2.9
2016—2020	451.5	17.9

Postretirement Medical Benefits

The Company allows retirees to continue their medical, dental, and vision benefits by paying all or a portion of the active employee plan premium until eligible for Medicare, currently age 65. This results in a subsidy to retirees, because the premiums received by the Company are less than the actual cost of the retirees' claims. The accumulated postretirement benefit obligation (APBO) for this subsidy is unfunded. This liability was determined using an assumed discount rate of 5.55% and 5.85% at December 31, 2010 and 2009, respectively. The Company does not believe the U.S. Health Care Reform: The Patient Protection and Affordable Care Act and The Health Care and Education Reconciliation Act will have a significant impact.

(in millions)	2010	2009
Accumulated postretirement benefit obligation		
Beginning of year	$ 117.3	$ 109.9
Service cost	5.3	5.6
Interest cost	6.7	7.8
Plan amendments	—	4.1
Actuarial (gain) loss	4.9	(6.7)
Transfer to pilot long-term disability plan	—	(0.6)
Benefits paid	(1.7)	(2.8)
End of year	$ 132.5	$ 117.3
Plan assets at fair value		
Beginning of year	$ —	$ —
Employer contributions	1.7	2.8
Benefits paid	(1.7)	(2.8)
End of year	$ —	$ —
Funded status (unfunded)	$(132.5)	$(117.3)

The plan amendment and the transfer to the pilot long-term disability plan in 2010 were the result of plan changes in the new pilot collective bargaining agreement ratified during the year. See further discussion under "Pilot Long-term Disability Benefits" below.

As of December 31, 2010 and 2009, the amounts recognized in the consolidated balance sheets were as follows (in millions):

	2010	2009
Accrued benefit liability-current	$ 4.9	$ 4.2
Accrued benefit liability-long term	127.6	113.1
Total liability recognized	$132.5	$117.3

AMOUNTS NOT YET REFLECTED IN NET PERIODIC BENEFIT COST AND INCLUDED IN AOCI:

(in millions)	2010	2009
Prior service cost	$ 2.5	$ 2.6
Net loss	20.3	15.7
Amount recognized in AOCI (pretax)	$22.8	$18.3

The expected combined amortization of prior service cost and net loss from AOCI in 2011 is $1.5 million.

The Company uses a December 31 measurement date to assess obligations associated with the subsidy of retiree medical costs. Net periodic benefit cost for the postretirement medical plans included the following components for 2010, 2009 and 2008 (in millions):

	2010	2009	2008
Service cost	$ 5.3	$ 5.6	$ 4.2
Interest cost	6.7	7.8	5.6
Amortization of prior service cost	—	2.9	(0.3)
Recognized actuarial loss	0.3	0.8	0.5
Net periodic benefit cost	$12.3	$17.1	$10.0

This is an unfunded plan. The Company expects to contribute approximately $4.9 million to the postretirement medical benefits plan in 2011, which is equal to the expected benefit payments.

Future benefits expected to be paid over the next ten years under the postretirement medical benefits plan as of December 31, 2010 are as follows (in millions):

2011	$ 4.9
2012	5.5
2013	6.2
2014	7.1
2015	8.2
2016 - 2020	56.1

The assumed health care cost trend rates to determine the expected 2011 benefits cost are 8.9%, 8.9%, 5.0% and 4.0% for medical, prescription drugs, dental and vision costs, respectively. The assumed trend rate declines steadily through 2028 where the ultimate assumed trend rates are 4.7% for medical, prescription drugs and dental, and 4.0% for vision.

A 1% higher or lower trend rate in health care costs has the following effect on the Company's postretirement medical plans during 2010, 2009 and 2008 (in millions):

	2010	2009	2008
Change in service and interest cost			
1% higher trend rate	$ 1.8	$ 2.1	$ 1.4
1% lower trend rate	(1.5)	(1.7)	(1.2)
Change in year-end postretirement benefit obligation			
1% higher trend rate	$ 16.0	$ 14.4	$ 13.3
1% lower trend rate	(13.8)	(12.4)	(11.5)

Defined-Contribution Plans

The defined-contribution plans are deferred compensation plans under section 401(k) of the Internal Revenue Code. All of these plans require Company contributions. Total expense for the defined-contribution plans was $40.0 million, $28.6 million, and $27.5 million in 2010, 2009, and 2008, respectively. The increase in 2010 is due to pilots that elected to freeze or reduce their service credits in the defined-benefit pension plan receiving a higher Company contribution under the new collective bargaining agreement.

The Company also has a noncontributory, unfunded defined-contribution plan for certain elected officers of the Company who are ineligible for the nonqualified defined-benefit pension plan. Amounts recorded as liabilities under the plan are not material to the consolidated balance sheet at December 31, 2010 and 2009.

Pilot Long-term Disability Benefits

The collective bargaining agreement with Alaska's pilots calls for the removal of long-term disability benefits from the defined-benefit plan for any pilot that was not already receiving long-term disability payments prior to January 1, 2010. As a result of this plan change, the PBO of $32.6 million associated with assumed future disability payments was removed from the overall defined-benefit pension plan liability in 2009, $29.6 million of which was recorded through AOCI. Furthermore, the removal of the plan from the defined-benefit pension plan reduced the accumulated postretirement benefit obligation for medical costs as the new plan no longer considers long-term disability to be "retirement" from the Company.

The new long-term disability plan removes the service requirement that was in place under the former defined-benefit plan. Therefore, the liability is calculated based on estimated future benefit payments associated with pilots that were assumed to be disabled on a long-term basis as of December 31, 2010 and does not include any assumptions for future disability. The liability includes the discounted expected future benefit payments and medical costs. The total liability at December 31, 2010 is $5.0 million, which is recorded net of a prefunded trust account of $0.5 million, and is included in long-term other liabilities on the consolidated balance sheets.

Employee Incentive-Pay Plans

Alaska and Horizon have employee incentive plans that pay employees based on certain financial and operational metrics. The aggregate expense under these plans in 2010, 2009 and 2008 was $92.0 million, $76.0 million, and $21.4 million, respectively. The plans are summarized below:

- *Performance-Based Pay* (PBP) is a program that rewards virtually all employees. The program is based on four separate metrics related to: (1) Air Group profitability, (2) safety, (3) achievement of unit-cost goals, and (4) employee engagement as measured by customer satisfaction.
- The *Operational Performance Rewards Program* entitles all Air Group employees to quarterly payouts of up to $300 per person if certain operational and customer service objectives are met.

NOTE 7. RESTRUCTURING AND FLEET TRANSITION

Horizon Restructuring and Fleet Transition

Horizon Restructuring Charges

During the third quarter of 2010, the Company announced its decision to outsource the remaining heavy maintenance functions for Horizon aircraft. As a result of this decision, Horizon eliminated approximately 100 positions in the maintenance division through either early-out packages or voluntary furloughs. These actions resulted in a charge of $2.9 million for separation pay, all of which was paid during the third quarter of 2010.

Horizon Transition to All-Q400 Fleet

Horizon is transitioning to an all-Q400 fleet. As of December 31, 2010, Horizon operated 13 CRJ-700 aircraft, which the Company has agreements in place to remove from its fleet in 2011. During 2010, the Company removed five CRJ-700 aircraft through either a sublease or lease assignment to third parties. The total charge associated with removing these aircraft from operations was $10.3 million in 2010.

The Company has signed a letter of intent to deliver the remaining CRJ-700 aircraft to a third-party carrier through either sublease or lease assignment during 2011. As a result, the Company has accelerated the delivery of eight new Bombardier Q-400 aircraft from 2012 and 2013 into the first half of 2011. Depending on the ultimate disposition of the thirteen remaining CRJ-700 aircraft in the operating fleet, there will likely be further fleet transition charges up to $3 million per aircraft at cease-use date.

During 2009 and 2008, Horizon had either terminated its Q200 leases or subleased Q200 aircraft to a third party. The total charge associated with removing these aircraft from operations in 2009 and 2008 was $8.8 million and $10.2 million, respectively.

Horizon has 16 Q200 aircraft that are subleased to a third-party carrier, for which an accrual for the estimated sublease loss has been recorded. The Company is evaluating alternatives to the existing sublease arrangements for these aircraft. The Company may be required to record a charge if the original lease or sublease arrangements are modified in the future. However, the nature, timing or amount of any such charge cannot be reasonably estimated at this time.

Alaska Restructuring Charges

In 2008, Alaska announced reductions in work force among union and non-union employees and recorded a $12.9 million charge representing the severance payments and estimated medical coverage obligation for the affected employees.

The following table displays the activity and balance of the severance and related cost components of the Company's restructuring accrual as of and for the years ended December 31, 2009 and 2008 (in millions):

Accrual for Severance and Related Costs	2009	2008
Balance at beginning of year	$ 7.2	$ 0.7
Restructuring charges and adjustments	—	12.9
Cash payments	(7.2)	(6.4)
Balance at end of year	$ —	$ 7.2

Alaska Transition to All-Boeing 737 Fleet

In March 2006, the Company's Board of Directors approved a plan to accelerate the retirement of its MD-80 fleet (15 owned and 11 leased aircraft at the time) and remove those aircraft from service by the end of 2008. As a result, the Company recorded a $47.5 million charge in 2008 reflecting the remaining discounted future lease payments and other contract-related costs associated with the removal of the remaining MD-80 aircraft from operations. All MD-80 lease arrangements have been terminated and the Company no longer has any related obligation.

NOTE 8. NEW PILOT CONTRACT TRANSITION COSTS

On May 19, 2009, Alaska announced that its pilots, represented by the Air Line Pilots Association, ratified a new four-year contract. Among other items, the contract has a provision that allows for pilots to receive, at retirement, a cash payment equal to 25% of their accrued sick leave balance multiplied by their hourly rate. The transition expense associated with establishing this sick-leave payout program was $15.5 million. Pilots also received a one-time cash bonus following ratification of the contract of $20.3 million in the aggregate. These items have been combined and reported as "New pilot contract transition costs" in the consolidated statements of operations.

NOTE 9. DETAIL OF OTHER FINANCIAL STATEMENT CAPTIONS

Receivables

Receivables consisted of the following at December 31 (in millions):

	2010	2009
Airline traffic receivables	$ 53.6	$ 55.2
Mileage Plan receivables	37.9	31.9
Receivables from fuel-hedging counterparties	5.5	1.1
Other receivables	24.0	25.1
Allowance for doubtful accounts	(0.9)	(1.5)
	$120.1	$111.8

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following at December 31 (in millions):

	2010	2009
Prepaid aircraft rent	$ 42.5	$47.9
Prepaid fuel	12.6	10.8
Prepaid engine maintenance	28.7	13.3
Other	22.9	26.1
	$106.7	$98.1

Other Assets

Other assets consisted of the following at December 31 (in millions):

	2010	2009
Restricted deposits (primarily restricted investments)	$ 83.6	$ 86.7
Long-term asset related to Terminal 6 at LAX airport	31.3	—
Deferred costs and other*	52.7	56.5
	$167.6	$143.2

* Deferred costs and other includes deferred financing costs, long-term prepaid rent, lease deposits and other items.

In 2009, the Company announced plans to move from Terminal 3 to Terminal 6 at Los Angeles International Airport (LAX). As part of this move, the Company has agreed to manage and fund up to $175 million of the project during the design and construction phase. The project is estimated to cost approximately $250 million and is expected to be completed in 2012. The Company expects Los Angeles World Airports and the Transportation Security Administration to reimburse the Company for the majority of the construction costs either during the course of, or upon the completion of, construction. The Company is currently working with the City of Los Angeles and Los Angeles World Airports on a funding agreement and expects to have it finalized in the near future. The Company expects that its proprietary share will be approximately $25 million of the total cost of the project. As of December 31, 2010, we capitalized $34 million associated with this project, which represents total project costs to date.

At December 31, 2010, the Company's restricted deposits were primarily restricted investments used to guarantee various letters of credit and workers compensation self-insurance programs. The restricted investments consist of highly liquid securities with original maturities of three months or less. They are carried at cost, which approximates fair value.

Other Accrued Liabilities (current)

Other accrued liabilities consisted of the following at December 31 (in millions):

	2010	2009
Mileage Plan current liabilities	$278.0	$267.9
Pension liability (nonqualified plans)	2.3	2.5
Postretirement medical benefits liability	4.9	4.2
Other*	216.0	199.9
	$501.2	$474.5

* Other consists of property and transportation taxes collected but not yet remitted and accruals for ground operations, facilities rent, maintenance, and fuel, among other items.

Other Liabilities (noncurrent)

Other liabilities consisted of the following at December 31 (in millions):

	2010	2009
Mileage Plan liability	$ 13.8	$ 13.2
Uncertain tax position liability (see Note 11)	1.5	1.3
Aircraft rent-related	36.2	63.2
Other*	71.5	70.5
	$123.0	$148.2

* Other consists of accrued workers' compensation and deferred credits on aircraft purchases, among other items.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following at December 31 (in millions, net of tax):

	2010	2009
Unrealized loss (gain) on marketable securities considered available-for-sale	$ (8.0)	$ (8.7)
Related to pension plans	255.4	238.8
Related to postretirement medical benefits	14.3	11.4
Related to interest rate derivatives	5.5	(1.5)
	$267.2	$240.0

NOTE 10. STOCK-BASED COMPENSATION PLANS

The Company has stock awards outstanding under a number of long-term incentive equity plans, one of which (the 2008 Long-Term Incentive Equity Plan) continues to provide for the granting of stock awards to directors, officers and employees of the Company and its subsidiaries. Compensation expense is recorded over the shorter of the vesting period or the period between grant date and the date the employee becomes retirement-eligible as defined in the applicable plan. All stock-based compensation expense is recorded in wages and benefits in the consolidated statements of operations.

Stock Options

Under the various plans, options for 8,429,228 shares have been granted and, at December 31, 2010, 796,192 shares were available for future grant of either options or stock awards. Under all plans, the stock options granted have terms of up to ten years. For all plans except the 1997 Long-term Incentive Equity Plan (1997 Plan), when options are exercised, new common shares are issued. When options granted under the 1997 Plan are exercised, shares are issued from the Company's treasury shares. The total number of outstanding options from the 1997 Plan as of December 31, 2010 is 8,500. Substantially all grantees are 25% vested after one year, 50% after two years, 75% after three years, and 100% after four years.

The tables below summarize stock option activity for the year ended December 31, 2010:

	Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
Outstanding, December 31, 2009	2,318,823	$29.54		
Granted	129,970	33.26		
Exercised	(1,276,469)	29.26		
Forfeited or expired	(25,804)	29.85		
Outstanding, December 31, 2010	1,146,520	$30.27	6.4	$30.3
Exercisable at December 31, 2010	**507,012**	**$32.16**	**4.9**	**$12.4**

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2010, 2009, and 2008:

	2010	2009	2008
Expected volatility	**55%**	52%	42%
Expected term	**6 years**	6 years	5.8 years
Risk-free interest rate	**2.78%**	2.01%	2.96%
Expected dividend yield	**—**	—	—
Weighted-average fair value of options granted	**$18.05**	$14.00	$11.12

The expected market price volatility of the common stock is based on the historical volatility over a time period commensurate with the expected term of the awards. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the term nearest the expected term of the option at the time of grant. The dividend yield is zero as the Company does not pay dividends and has no plans to do so in the immediate future. The expected term of the options and the expected forfeiture rates are based on historical experience for various homogenous employee groups.

The Company recorded stock-based compensation expense related to stock options of $4.0 million, $4.3 million, and $5.1 million in 2010, 2009, and 2008, respectively. The total intrinsic value of options exercised during 2010 was $22.8 million. Cash received by the Company from option exercises during 2010 totaled $37.4 million. A total of 263,525 options vested during 2010 with an aggregate fair value of $3.9 million. As of December 31, 2010, $2.6 million of compensation cost associated with unvested stock option awards attributable to future service had not yet been recognized. This amount will be recognized as expense over a weighted-average period of 1.8 years.

The following table summarizes stock options outstanding and exercisable at December 31, 2010 with their weighted-average exercise prices and remaining contractual lives:

Range of Exercise prices	Remaining Life (years)	Shares	Price Per Share
Outstanding:			
$10 to $20	6.4	61,383	$19.05
$21 to $28	6.6	638,234	27.31
$29 to $34	6.7	248,205	32.67
$35 to $45	5.5	198,698	40.24
Options outstanding	6.4	1,146,520	$30.27

Range of Exercise prices	Shares	Price Per Share
Exercisable:		
$10 to $20	19,191	$18.82
$21 to $28	198,104	27.02
$29 to $34	121,150	32.06
$35 to $45	168,567	39.78
Options exercisable	507,012	$32.16

Restricted Stock Awards

The Company has restricted stock units (RSUs) outstanding under the 2004 and 2008 Long-term Incentive Equity Plans. As of December 31, 2010, 1,301,985 total RSUs have been granted under these plans. The RSUs are non-voting and are not eligible for dividends. The fair value of the RSU awards is based on the closing price of the Company's common stock on the date of grant. Compensation cost for RSUs is generally recognized over the shorter of three years from the date of grant as the awards "cliff vest" after three years, or the period from the date of grant to the employee's retirement eligibility. The Company recorded stock-based compensation expense related to RSUs of $6.2 million, $5.8 million, and $6.8 million in 2010, 2009, and 2008, respectively. These amounts are included in wages and benefits in the consolidated statements of operations.

The following table summarizes information about outstanding RSUs:

	Number of Units	Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2009	602,694	$26.21
Granted	176,194	37.75
Vested	(84,069)	34.73
Forfeited	(33,195)	25.07
Non-vested at December 31, 2010	661,624	$28.27

As of December 31, 2010, $5.0 million of compensation cost associated with unvested restricted stock awards attributable to future service had not yet been recognized. This amount will be recognized as expense over a weighted-average period of 1.7 years.

Performance Stock Awards

From time to time, the Company issues Performance Share Unit awards (PSUs) to certain executives. PSUs are similar to RSUs, but vesting is based on performance or market conditions.

Currently outstanding PSUs were granted in 2008 and in 2010. There are several tranches of PSUs that vest based on differing performance conditions including achieving a specified pretax margin, a market condition tied to the Company's total shareholder return relative to an airline peer group, and based on certain performance goals established by the Compensation Committee of the Board of Directors. The total grant-date fair value of PSUs issued in 2010 was $3.6 million.

The Company recorded $2.6 million of compensation expense related to PSUs in 2010. No compensation expense was recorded in 2009 and a $0.4 million credit was recorded in 2008.

Deferred Stock Awards

In 2010, the Company awarded 6,753 Deferred Stock Unit awards (DSUs) to members of its Board of Directors as part of their retainers. The underlying common shares are issued upon retirement from the Board, but require no future service period. As a result, the entire intrinsic value of the awards on the date of grant was expensed in 2010. The total amount of compensation expense recorded in each of 2010, 2009 and 2008 was $0.3 million.

Employee Stock Purchase Plan

The Company sponsors an ESPP, which qualifies under Section 423 of the Internal Revenue Code. Under the terms of the ESPP, employees can purchase Company common stock at 85% of the closing market price on the first day of the offering period or the specified purchase date, whichever is lower. Because of these attributes, the ESPP is considered compensatory under accounting standards and as such, compensation cost is recognized. This plan was discontinued in February 2010 and a new Employee Stock Purchase Plan was approved by the shareholders at the Company's 2010 annual meeting and began in October 2010. Compensation cost for the Company's ESPP was $0.6 million, $1.5 million and $1.6 million in 2010, 2009 and 2008, respectively. The grant date fair value is calculated using the Black-Scholes model in the same manner as the Company's option awards for 85% of the share award plus the intrinsic value of the 15% discount. Proceeds received from the issuance of shares are credited to stockholders' equity in the period in which the shares are issued. In 2010 and 2009, 15,549 shares and 184,488 shares, respectively, were purchased by Company employees under the ESPP, resulting in cash proceeds of $0.1 million and $3.1 million, respectively.

Summary of Stock-Based Compensation

The table below summarizes the components of total stock-based compensation for the years ended December 31, 2010, 2009 and 2008 (in millions):

	2010	2009	2008
Stock options	$ 4.0	$ 4.3	$ 5.1
Restricted stock units	6.2	5.8	6.8
Performance share units	2.6	—	(0.4)
Deferred stock awards	0.3	0.3	0.3
Employee stock purchase plan	0.6	1.5	1.6
Total stock-based compensation	$13.7	$11.9	$13.4

NOTE 11. INCOME TAXES

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for tax purposes.

Deferred tax (assets) and liabilities comprise the following at December 31 (in millions):

	2010	2009
Excess of tax over book depreciation	$ 660.0	$ 603.9
Fuel hedge contracts	8.7	10.8
Other—net	16.9	11.3
Gross deferred tax liabilities	685.6	626.0
Mileage Plan	(237.2)	(252.6)
AMT and other tax credits	(57.5)	(56.8)
Inventory obsolescence	(16.5)	(16.9)
Deferred gains	(15.9)	(17.8)
Employee benefits	(179.1)	(197.7)
Loss carryforwards*	(4.1)	(30.2)
Other—net	(15.9)	(23.2)
Gross deferred tax assets	(526.2)	(595.2)
Net deferred tax (assets) liabilities	$ 159.4	$ 30.8
Current deferred tax asset	$(120.5)	$(120.3)
Noncurrent deferred tax liability	279.9	151.1
Net deferred tax (asset) liability	$ 159.4	$ 30.8

* State loss carryforwards of $79.8 million ($4.1 million tax effected) expire beginning in 2013 and ending in 2030.

The Company has concluded that it is more likely than not that its deferred tax assets will be realizable and thus no valuation allowance has been recorded as of December 31, 2010. This conclusion is based on the expected future reversals of existing taxable temporary differences, anticipated future taxable income, and the potential for future tax planning strategies to generate taxable income, if needed. The Company will continue to reassess the need for a valuation allowance during each future reporting period.

Components of Income Tax Expense (Benefit)

The components of income tax expense (benefit) were as follows (in millions):

	2010	2009	2008
Current tax expense (benefit):			
Federal	$ 7.4	$ (3.4)	$(13.4)
State	2.7	(1.3)	—
Total current	10.1	(4.7)	(13.4)
Deferred tax expense (benefit):			
Federal	131.5	76.7	(56.1)
State	13.2	9.3	(7.8)
Total deferred	144.7	86.0	(63.9)
Total tax expense (benefit) related to income (loss)	$154.8	$81.3	$(77.3)

Income Tax Rate Reconciliation

Income tax expense (benefit) reconciles to the amount computed by applying the U.S. federal rate of 35% to income (loss) before income tax and accounting change as follows (in millions):

	2010	2009	2008
Income (loss) before income tax	$405.9	$202.9	$(213.2)
Expected tax expense (benefit)	142.1	71.0	(74.6)
Nondeductible expenses	1.8	3.1	3.4
State income taxes	10.7	5.5	(5.1)
Other—net	0.2	1.7	(1.0)
Actual tax expense (benefit)	$154.8	$ 81.3	$ (77.3)
Effective tax rate	38.1%	40.1%	36.3%

Uncertain Tax Positions

The Company has identified its federal tax return and its state tax returns in Alaska, Oregon, and California as "major" tax jurisdictions. The periods subject to examination for the Company's federal and Alaska income tax returns are the 2003 to 2009 tax years;

however, the 2003 to 2006 tax returns are subject to examination only to a limited extent due to net operating losses carried forward from and carried back to those periods. In Oregon, the income tax years 2002 to 2009 remain open to examination. The 2002 to 2006 Oregon tax returns are subject to examination only to the extent of net operating loss carryforwards from those years that were utilized in 2007 and later years. In California, the income tax years 2002 to 2009 remain open to examination. The 2002 to 2005 tax returns are subject to examination only to the extent of the net operating loss carryforwards from those years that were utilized in 2006 and later years.

At December 31, 2010, the total amount of unrecognized tax benefits of $1.5 million is recorded as a liability, all of which would impact the effective tax rate.

No interest or penalties related to these tax positions were accrued as of December 31, 2010.

Changes in the liability for unrecognized tax benefits during 2009 and 2010 are as follows (in millions):

Balance at December 31, 2008	$ 23.7
Gross decreases—tax positions in prior period	(22.5)
Gross increases—current-period tax positions	0.1
Balance at December 31, 2009	$ 1.3
Gross increases—current-period tax positions	0.2
Balance at December 31, 2010	$ 1.5

NOTE 12. OPERATING SEGMENT INFORMATION

Accounting standards require that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. Historically, the Company has had two primary operating and reporting segments, consisting of Alaska and Horizon, for which financial information is presented below. These segments are more fully described in Note 1.

(in millions)	2010	2009	2008
Operating revenues:			
Alaska—mainline (1)	**$3,094.1**	$2,717.6	$2,920.5
Alaska—purchased capacity (1)	**332.5**	288.4	300.8
Total Alaska	**$3,426.6**	$3,006.0	$3,221.3
Horizon—brand flying	**405.6**	392.7	440.2
Horizon—capacity purchase arrangement with Alaska	**274.4**	261.7	293.7
Total Horizon	**$ 680.0**	$ 654.4	$ 733.9
Other (2)	**1.1**	1.1	1.1
Elimination of inter-company revenues	**(275.4)**	(261.7)	(293.7)
Consolidated	**$3,832.3**	$3,399.8	$3,662.6
Depreciation and amortization expense:			
Alaska (3)	**$ 188.5**	$ 178.5	$ 165.9
Horizon	**41.0**	39.5	37.5
Other (2)	**1.0**	1.2	1.2
Consolidated	**$ 230.5**	$ 219.2	$ 204.6
Interest income:			
Alaska (3)	**$ 34.8**	$ 38.6	$ 51.3
Horizon	**3.6**	2.0	5.4
Other (2)	**0.1**	—	—
Elimination of inter-company accounts	**(9.1)**	(8.0)	(14.3)
Consolidated	**$ 29.4**	$ 32.6	$ 42.4

(in millions)	2010	2009	2008
Interest expense:			
Alaska (3)	**$ 96.5**	$ 91.7	$ 94.8
Horizon	**20.5**	20.1	23.8
Other (2)	**0.4**	0.5	0.5
Elimination of inter-company accounts	**(9.1)**	(8.0)	(14.3)
Consolidated	**$ 108.3**	$ 104.3	$ 104.8
Income (loss) before income tax and accounting change:			
Alaska—mainline	**$ 368.0**	$ 176.9	$(140.4)
Alaska—purchased capacity	**33.6**	6.9	(12.9)
Total Alaska	**$ 401.6**	$ 183.8	$(153.3)
Horizon	**7.6**	22.8	(55.8)
Other (2)	**(3.3)**	(3.7)	(4.1)
Consolidated	**$ 405.9**	$ 202.9	$(213.2)
Capital expenditures (4):			
Alaska (3)	**$ 163.9**	$ 357.5	$ 323.8
Horizon	**19.1**	80.9	89.0
Consolidated	**$ 183.0**	$ 438.4	$ 412.8
Total assets at end of period:			
Alaska (3)	**$ 4,610.2**	$ 4,541.3	
Horizon	**747.2**	735.3	
Other (2)	**1,375.6**	1,052.4	
Elimination of inter-company accounts	**(1,716.4)**	(1,332.8)	
Consolidated	**$ 5,016.6**	$ 4,996.2	

(1) Alaska mainline revenue represents revenue from passengers aboard Alaska jets, freight and mail revenue, and all other revenue. Purchased capacity revenue represents that revenue earned by Alaska on capacity provided by Horizon and a small third party under a capacity purchase arrangement.
(2) Includes the parent company, Alaska Air Group, Inc., including its investments in Alaska and Horizon, which are eliminated in consolidation.
(3) There are no interest or depreciation expenses associated with purchased capacity flying at Alaska, nor are there any associated assets or capital expenditures.
(4) Capital expenditures include aircraft deposits, net of deposits returned.

NOTE 13. SHAREHOLDER'S EQUITY

Common Stock Repurchase

In March 2008, the Board of Directors authorized the Company to repurchase up to $50 million of its common stock. Under the plan, the Company repurchased 605,700 shares for approximately $11.7 million. No further repurchases were made under this program. This program expired in March 2009.

In June 2009, the Board of Directors authorized the Company to repurchase up to $50 million of its common stock. Under the program, the Company repurchased 1,970,326 shares of its common stock, of which 645,748 shares were purchased for $26.3 million during 2010. This program expired in June 2010.

In June 2010, the Board of Directors authorized the Company to repurchase up to an additional $50 million of its common stock. Under this program, the Company has repurchased 355,000 shares of its common stock for $18.8 million through December 31, 2010. This program expires in June 2011.

Delisting of Common Shares

In October 2009, the Company retired 7,900,000 common shares that had been held in treasury. This action did not impact the total number of common shares outstanding.

NOTE 14. EARNINGS (LOSS) PER SHARE (EPS)

Diluted EPS is calculated by dividing net income (loss) by the average common shares outstanding plus additional common shares that would have been outstanding assuming the exercise of in-the-money stock options and restricted stock units, using the treasury-stock method. In 2010 and 2009, 0.1 million and 2.1 million stock options, respectively, were excluded from the calculation of diluted EPS because they were antidilutive. As the Company reported a net loss in 2008, no outstanding stock options or restricted stock units were used in the calculation of diluted weighted average shares as the effect would have been antidilutive.

NOTE 15. CONTINGENCIES

Grievance with International Association of Machinists

In June 2005, the International Association of Machinists (IAM) filed a grievance under its Collective Bargaining Agreement (CBA) with Alaska alleging that Alaska violated the CBA by, among other things, subcontracting the ramp service operation in Seattle. The dispute was referred to an arbitrator and hearings on the grievance commenced in January 2007, with a final hearing date in August 2007. In July 2008, the arbitrator issued a final decision regarding basic liability in the matter. In that ruling, the arbitrator found that Alaska had violated the CBA and instructed Alaska and the IAM to negotiate a remedy. In February 2010, the arbitrator issued a final decision. The decision does not require Alaska to alter the existing subcontracting arrangements for ramp service in Seattle. The award sustains the right to subcontract other operations in the future so long as the requirements of the CBA are met. The award imposed monetary remedies which were not significant.

Other items

The Company is a party to routine litigation matters incidental to its business and with respect to which no material liability is expected. Management believes the ultimate disposition of the matters discussed above is not likely to materially affect the Company's financial position or results of operations. This forward-looking statement is based on management's current understanding of the relevant law and facts, and it is subject to various contingencies, including the potential costs and risks associated with litigation and the actions of arbitrators, judges and juries.

The Securities and Exchange Commission is conducting an inquiry into trading in the securities of Puget Energy, Inc. ("PSE") by Donald Smith & Co., an investment firm. William Ayer, our Chief Executive Officer serves on the board of PSE. Mr. Ayer and the Company are cooperating voluntarily in that inquiry. Mr. Ayer has stated that he never provided any non-public information about PSE to Donald Smith & Co.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2010, an evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer (collectively, our "certifying officers"), of the effectiveness of the design and operation of our disclosure controls and procedures. These disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in our current and periodic reports filed with or submitted to the Securities and Exchange Commission (the SEC) is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that the information is accumulated and communicated to our management, including our certifying officers, on a timely basis. Our certifying officers concluded, based on their evaluation, that disclosure controls and procedures were effective as of December 31, 2010.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to the Company's internal control over financial reporting identified in management's evaluation during the year ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

We intend to regularly review and evaluate the design and effectiveness of our disclosure controls and procedures and internal control over financial reporting on an ongoing basis and to improve these controls and procedures over time and to correct any deficiencies that we may discover in the future. While we believe the present design of our disclosure controls and procedures and internal control over financial reporting are effective, future events affecting our business may cause us to modify our controls and procedures.

The Company's independent registered public accounting firm has issued an attestation report regarding its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Alaska Air Group, Inc.:

We have audited Alaska Air Group, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alaska Air Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting (included in Item 9A). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alaska Air Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alaska Air Group, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 22, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, Washington
February 22, 2011

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See "Executive Officers of the Registrant" under Item 1, "Our Business," in Part I of this Form 10-K for information on the executive officers of Air Group and its subsidiaries. Except as provided herein, the remainder of the information required by this item is incorporated herein by reference from the definitive Proxy Statement for Air Group's 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2010 (hereinafter referred to as our "2011 Proxy Statement").

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference from our 2011 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference from our 2011 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference from our 2011 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference from our 2011 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. *Financial Statement Schedules:* Financial Statement Schedule II, Valuation and Qualifying Accounts, for the years ended December 31, 2010, 2009 and 2008.
2. *Exhibits:* See Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALASKA AIR GROUP, INC.

By: /s/ WILLIAM S. AYER
William S. Ayer,
Chairman and Chief Executive Officer

Date: February 23, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on February 23, 2011 on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ WILLIAM S. AYER **William S. Ayer**	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ BRANDON S. PEDERSEN **Brandon S. Pedersen**	Vice President/Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ PATRICIA M. BEDIENT **Patricia M. Bedient**	Director
/s/ MARION C. BLAKEY **Marion C. Blakey**	Director
/s/ PHYLLIS J. CAMPBELL **Phyllis J. Campbell**	Director
/s/ JESSIE J. KNIGHT, JR. **Jessie J. Knight, Jr.**	Director
/s/ R. MARC LANGLAND **R. Marc Langland**	Director
/s/ DENNIS F. MADSEN **Dennis F. Madsen**	Director
/s/ BYRON I. MALLOTT **Byron I. Mallott**	Director
/s/ J. KENNETH THOMPSON **J. Kenneth Thompson**	Director
/s/ BRADLEY D. TILDEN **Bradley D. Tilden**	Director

EXHIBIT INDEX

Certain of the following exhibits have heretofore been filed with the Securities and Exchange Commission and are incorporated by reference from the documents described in parentheses. Certain others are filed herewith. The exhibits are numbered in accordance with Item 601 of Regulation S-K.

3.1	Amended and Restated Certificate of Incorporation of Registrant (Filed as Exhibit 3(i) to Registrants Quarterly Report on Form 10-Q for the period ended June 30, 2006, filed on August 8, 2006 and incorporated herein by reference.)
3.2	Bylaws of Registrant, as amended April 30, 2010 (Filed as Exhibit 3.2 to Registrant's Current Report on Form 8-K, filed on May 3, 2010 and incorporated herein by reference.)
10.1#	Credit Agreement, dated October 19, 2005, among Alaska Airlines, Inc., as borrower, HSH Nordbank AG New York Branch, as security agent, and other loan participants (Filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 9, 2005 and incorporated herein by reference.)
10.1.1#	First Amendment to October 19, 2005 Credit Agreement, dated March 27, 2007 (Filed as Exhibit 10.2.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)
10.1.2#	Second Amendment to October 19, 2005 Credit Agreement, dated November 26, 2007 (Filed as Exhibit 10.2.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)
10.1.3#	Third Amendment to October 19, 2005 Credit Agreement, dated May 29, 2009 (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2009, filed on November 6, 2009 and incorporated herein by reference.)
10.2#	Credit Agreement, dated March 31, 2010, among Alaska Airlines, Inc., as borrower, Wells Fargo Capital Finance, LLC as agent, U.S. Bank National Association as documentation agent, and other lenders (Filed as Exhibit 10.1 to Registrant's Amendment to its Quarterly Report on Form 10-Q for the period ended March 31, 2010, filed on August 11, 2010 and incorporated herein by reference.)
10.3#	Credit Agreement, dated March 31, 2010, among Alaska Airlines, Inc., as borrower, Citibank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, and other lenders (Filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2010, filed on May 5, 2010 and incorporated herein by reference.)
10.4#	Aircraft General Terms Agreement, dated June 15, 2005, between the Boeing Company and Alaska Airlines, Inc. (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2005, filed on August 5, 2005 and incorporated herein by reference.)
10.5#	Purchase Agreement No. 2497, dated June 15, 2005, between the Boeing Company and Alaska Airlines, Inc. (Filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2005, filed on August 5, 2005 and incorporated herein by reference.)
10.6#	Supplement to Master Purchase Agreement, dated October 18, 2005, between Horizon Air Industries, Inc. and Bombardier Inc. (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 9, 2005 and incorporated herein by reference.)

10.7#	Lease Agreement, dated January 22, 1990, between International Lease Finance Corporation and Alaska Airlines, Inc., summaries of 19 substantially identical lease agreements and Letter Agreement #1, dated January 22, 1990 (Filed as Exhibit 10-14 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, filed on April 11, 1991 and incorporated herein by reference.)
10.8*	Alaska Air Group Performance Based Pay Plan (formerly "Management Incentive Plan"), as amended and restated December 2, 2009 (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on February 1, 2010 and incorporated herein by reference.)
10.9*	Alaska Air Group, Inc. 2008 Performance Incentive Plan (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on May 22, 2008 and incorporated herein by reference.)
10.9.1*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Form of Nonqualified Stock Option Agreement (Filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K, filed on May 22, 2008 and incorporated herein by reference.)
10.9.2*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Form of Stock Unit Award Agreement (Filed as Exhibit 10.3 to Registrant's Current Report on Form 8-K, filed on May 22, 2008 and incorporated herein by reference.)
10.9.3*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Form of Director Deferred Stock Unit Award Agreement (Filed as Exhibit 10.4 to Registrant's Current Report on Form 8-K, filed on May 22, 2008 and incorporated herein by reference.)
10.9.4*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Nonqualified Stock Option Agreement—Incentive Award (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on February 2, 2009 and incorporated herein by reference.)
10.9.5*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Stock Unit Award Agreement—Incentive Award (Filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K, filed on February 2, 2009 and incorporated herein by reference.)
10.9.6*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Stock Unit Award Agreement (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on February 5, 2010 and incorporated herein by reference.)
10.9.7*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Nonqualified Stock Option Agreement (Filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K, filed on February 5, 2010 and incorporated herein by reference.)
10.10*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan and original form of stock option and restricted stock unit agreements (Filed as Exhibit 10.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, filed on February 25, 2005 and incorporated herein by reference.)
10.10.1*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Nonqualified Stock Option Agreement (Filed as Exhibit 10.8.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)
10.10.2*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Stock Unit Award Agreement (Filed as Exhibit 10.8.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)

10.10.3*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Performance Stock Unit Award Agreement (Filed as Exhibit 10.3 to Registrant's Current Report on Form 8-K, filed on February 14, 2008 and incorporated herein by reference.)
10.11*	Alaska Air Group, Inc. 1999 Long-Term Incentive Equity Plan (Filed as Exhibit 99.1 to Registrant's Registration Statement on Form S-8, Registration No. 333-87563, filed on September 22, 1999 and incorporated herein by reference.)
10.12*	Alaska Air Group, Inc. 1997 Non Officer Long-Term Incentive Equity Plan (Filed as Exhibit 99.2 to Registrant's Registration Statement on Form S-8, Registration No. 333-39889, filed on November 10, 1997 and incorporated herein by reference.)
10.13*	Alaska Air Group, Inc. 1996 Long-Term Incentive Equity Plan (Filed as Exhibit 99.1 to Registrant's Registration Statement on Form S-8, Registration No. 333-09547, filed on August 5, 1996 and incorporated herein by reference.)
10.14*	Alaska Air Group, Inc. Non Employee Director Stock Plan (Filed as Exhibit 99.1 to Registrant's Registration Statement on Form S-8, Registration No. 333-33727, filed on August 15, 1997 and incorporated herein by reference.)
10.15*	Alaska Airlines, Inc. and Alaska Air Group, Inc. Supplementary Retirement Plan for Elected Officers, as amended November 7, 1994 (Filed as Exhibit 10.15 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, filed on February 10, 1998 and incorporated herein by reference.)
10.16*	Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan, as amended by First Amendment to the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan and Second Amendment to the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan (Filed as Exhibit 10.13 to Amendment No. 1 to Registrant's Registration Statement on Form S-1, Registration No. 333-107177, filed on September 23, 2003 and incorporated herein by reference.)
10.17*	Form of Alaska Air Group, Inc. Change of Control Agreement for named executive officers, as amended and restated November 28, 2007 (Filed as Exhibit 10.16 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)
10.18*	Alaska Air Group, Inc. Nonqualified Deferred Compensation Plan, as amended and restated on December 1, 2005 (Filed as Exhibit 10.17 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)
10.19*	Agreement between Jeff Pinneo and Horizon Air Industries, Inc. dated June 9, 2010 (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on June 14, 2010 and incorporated herein by reference.)
10.2	Agreement dated as of July 30, 2010, between Alaska Air Group, Inc. and Glenn Johnson (filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed on August 5, 2010 and incorporated herein by reference.
12.1†	Statement of Computation of Ratio of Earnings to Fixed Charges
21†	Subsidiaries of Registrant
23.1†	Consent of Independent Registered Public Accounting Firm (KPMG LLP)
31.1†	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2†	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1†	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2†	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Filed herewith.

* Indicates management contract or compensatory plan or arrangement.

Pursuant to 17 CFR 240.24b-2, confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

ALASKA AIR GROUP, INC.

VALUATION AND QUALIFYING ACCOUNTS

(in millions)	Beginning Balance	Additions Charged to Expense	Deductions	Ending Balance
Year Ended December 31, 2008				
Reserve deducted from asset to which it applies:				
Allowance for doubtful accounts	$ 1.6	$1.5	$(1.6)	$ 1.5
Obsolescence allowance for flight equipment spare parts (a)	$24.6	$5.8	$(9.0)	$21.4
Year Ended December 31, 2009				
Reserve deducted from asset to which it applies:				
Allowance for doubtful accounts	$ 1.5	$1.4	$(1.4)	$ 1.5
Obsolescence allowance for flight equipment spare parts	$21.4	$4.8	$(0.2)	$26.0
Year Ended December 31, 2010				
Reserve deducted from asset to which it applies:				
Allowance for doubtful accounts	$ 1.5	$0.9	$(1.5)	$ 0.9
Obsolescence allowance for flight equipment spare parts	$26.0	$4.8	$(1.3)	$29.5

(a) Deductions in 2008 are primarily related to the write off of the MD-80 and B737-200 parts allowances against their respective costs bases.

EXHIBIT 31.1

CERTIFICATIONS

I, William S. Ayer, certify that:

1. I have reviewed this annual report on Form 10-K of Alaska Air Group, Inc. for the period ended December 31, 2010;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

e) The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 23, 2011

By /s/ WILLIAM S. AYER

William S. Ayer
Chairman, President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Brandon S. Pedersen, certify that:

1. I have reviewed this annual report on Form 10-K of Alaska Air Group, Inc. for the period ended December 31, 2010;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 23, 2011

By /s/ BRANDON S. PEDERSEN

Brandon S. Pedersen
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alaska Air Group, Inc. (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William S. Ayer, Chairman, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By /s/ WILLIAM S. AYER

William S. Ayer

Chairman, President & Chief Executive Officer

February 23, 2011

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alaska Air Group, Inc. (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brandon S. Pedersen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By /s/ BRANDON S. PEDERSEN

Brandon S. Pedersen
Chief Financial Officer

February 23, 2011

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Corporate Directory

Alaska Air Group Directors

William S. Ayer
Chairman, President & CEO
Alaska Air Group

Patricia M. Bedient
Executive Vice President & CFO
Weyerhaeuser Company

Marion C. Blakey
President & CEO
Aerospace Industries Association

Phyllis J. Campbell
Chairman, Pacific Northwest Region
JPMorgan Chase

Jessie J. Knight, Jr.
President & CEO
San Diego Gas & Electric Company

R. Marc Langland
Chairman, President & CEO
Northrim Bancorp, Inc.

Dennis F. Madsen
Chairman
Pivotlink Software

Byron I. Mallott
Trustee
First Alaskans Institute

J. Kenneth Thompson
President & CEO
Pacific Star Energy LLC

Bradley D. Tilden
President
Alaska Airlines

Board Committee Assignments:

Audit
Patricia M. Bedient, *Chair*
Marion C. Blakey
Dennis F. Madsen

Compensation
Phyllis J. Campbell, *Chair*
Dennis F. Madsen
J. Kenneth Thompson

Governance & Nominating
R. Marc Langland, *Chair*
Phyllis J. Campbell
Jessie J. Knight, Jr.
Byron I. Mallott

Safety
J. Kenneth Thompson, *Chair*
Marion C. Blakey
Jessie J. Knight, Jr.
Byron I. Mallott

Alaska Air Group Officers

William S. Ayer
Chairman, President & CEO

Keith Loveless
Vice President, Legal & Corporate Affairs, General Counsel & Corporate Secretary

Thomas W. Nunn
Vice President, Safety

Brandon S. Pedersen
Vice President, Finance & CFO

John F. Schaefer, Jr.
Vice President, Finance & Treasurer

Alaska Airlines Officers

William S. Ayer
Chairman & CEO

Bradley D. Tilden
President

Executive Vice President:
Benito Minicucci
Operations & COO

Senior Vice President:
William L. MacKay
Alaska

Vice Presidents:
Ann E. Ardizzone
Inflight Services

Gary L. Beck
Flight Operations

Jeffrey M. Butler
Customer Service – Airports

Kelley J. Dobbs
Human Resources & Labor Relations

Andrew R. Harrison
Planning & Revenue Management

Kris M. Kutchera
Information Technology

Keith Loveless
Legal & Corporate Affairs, General Counsel & Corporate Secretary

Frederick L. Mohr
Maintenance & Engineering

Thomas W. Nunn
Safety

Brandon S. Pedersen
Finance & CFO

John F. Schaefer, Jr.
Finance & Treasurer

Joseph A. Sprague
Marketing

Edward W. White
Corporate Real Estate

Horizon Air Officers

William S. Ayer
Chairman & CEO

Glenn S. Johnson
President

Senior Vice Presidents:
Eugene C. Hahn
Operations

Andrea L. Schneider
People & Customer Services

Vice Presidents:
Mark G. Eliasen
Finance

Daniel L. Russo
Marketing & Communications

Other Elected Positions:
Shannon K. Alberts
Corporate Secretary

John F. Schaefer, Jr.
Treasurer

Corporate Profile

Alaska Air Group, Inc., is the holding company for Alaska Airlines and Horizon Air, Seattle-based carriers that collectively serve over 90 destinations in the United States, Canada, and Mexico. Alaska Air Group was organized as a Delaware corporation in 1985.

Alaska Airlines, Inc., an Alaska corporation founded in 1932, is noted for its award-winning customer service. Alaska provides scheduled air service for over 16 million passengers annually to 61 cities. In addition to its service to destinations in Alaska, Arizona, California, Nevada, Oregon, and Washington, the airline flies to Boston, Chicago, Dallas, Denver, Atlanta, Miami, Minneapolis-St. Paul, Orlando, Newark, Reagan National in Washington, D.C., and four major Hawaiian islands. Alaska also provides service to British Columbia in Canada, and to nine destinations in Mexico. Its hubs are Anchorage, Seattle, Portland, and Los Angeles.

Horizon Air Industries, Inc., a Washington corporation organized in 1981, is similarly noted for outstanding customer service. Horizon Air is a regional carrier and, beginning in 2011, performs all of its flying for Alaska Airlines under a capacity purchase arrangement. Horizon serves nearly seven million passengers annually. Its hubs are Seattle, Portland and Boise.

Investor Information

Corporate Headquarters
19300 International Blvd.
Seattle, Washington 98188
Telephone: (206) 392-5040
Mailing Address: P.O. Box 68947
Seattle, Washington 98168-0947

Transfer Agent and Registrar
Computershare Trust Company N.A.
P.O. Box 43078
Providence, RI 02940-3078
Telephone: 1-877-282-1168
Internet: http://www.computershare.com/investor

Independent Auditors
KPMG LLP
Seattle, Washington

Annual Meeting
2 p.m., Tuesday, May 17, 2011

Listing of Securities
New York Stock Exchange
Common Stock (Symbol: ALK)


Alaska
Alaska Airlines

Alaska and Horizon employees sporting the new Timbers apparel.



Darlington Nagbe is one of the Timbers' star recruits.

Alaska Airlines is proud to be the ***official airline*** of Portland's hometown soccer team – the ***Portland Timbers*** and the first jersey sponsor in the 15-year history of Major League Soccer. Supporting the Timbers is the perfect fit for Alaska Airlines and the 2,300 Alaska Airlines and Horizon Air employees who call the greater Portland area home.


Alaska Airlines
ARENA



Alaska Airlines won the naming rights for the University of Washington Husky basketball arena. We are thrilled to expand our long-standing relationship with the University of Washington so that the Alaska Airlines name will be associated with the proud history of the Hec Edmundson Pavilion.

Alaska Airlines® / Horizon Air®

Alaska Air Group



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